As filed with the Securities and Exchange Commission on April 26, 2013

Registration No. 333-186708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

QUINTILES TRANSNATIONAL HOLDINGS INC.

(Exact name of registrant as specified in its charter)

North Carolina	8731	27-1341991
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4820 Emperor Blvd.

Durham, North Carolina 27703

(919) 998-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas H. Pike, Chief Executive Officer

James H. Erlinger III, Executive Vice President, General Counsel and Secretary

Quintiles Transnational Holdings Inc.

4820 Emperor Blvd.

Durham, North Carolina 27703

(919) 998-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gerald Roach, Esq.

Amy M. Batten, Esq.

Smith, Anderson, Blount, Dorsett,

Mitchell & Jernigan, L.L.P.

150 Fayetteville Street, Suite 2300

Raleigh, NC 27601

Telephone: (919) 821-1220

Facsimile: (919) 821-6800

Joshua Ford Bonnie, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Telephone: (212) 455-2000 Facsimile: (212) 455-2502	Colin Diamond, Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 Telephone: (212) 819-8200 Facsimile: (212) 354-8113

As soon as practicable after the effective date of this Registration Statement.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value per share	22,697,368 common shares (1)	$40.00 (2)	$907,894,720 (2)	$123,837 (3)

(1)	Includes 2,960,526 common shares subject to the underwriters’ option to purchase additional common shares.
(2)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)	$81,840 previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated April 26, 2013

PROSPECTUS

19,736,842 Shares

COMMON STOCK

Quintiles Transnational Holdings Inc. is offering 13,815,789 shares of common stock. The selling shareholders identified in this prospectus are offering an additional 5,921,053 shares of common stock. This is our initial public offering, and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $36.00 and $40.00 per share. We will not receive any proceeds from sales by the selling shareholders.

We have applied to list our common stock on the New York Stock Exchange under the symbol “Q.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 19 to read about factors you should consider before buying our common stock.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Quintiles	Proceeds to Selling Shareholders
Per Share	$	$	$	$
Total	$	$	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters have an option to purchase up to an additional 2,960,526 shares of common stock from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2013.

MORGAN STANLEY	BARCLAYS	J.P. MORGAN

CITIGROUP	GOLDMAN, SACHS & CO.	WELLS FARGO SECURITIES

BofA MERRILL LYNCH	DEUTSCHE BANK SECURITIES

BAIRD	WILLIAM BLAIR	JEFFERIES

GUGGENHEIM SECURITIES	PIPER JAFFRAY	RAYMOND JAMES	RBC CAPITAL MARKETS	UBS INVESTMENT BANK

                , 2013

QUINTILES®

Quintiles helps to *improve healthcare worldwide* by providing a broad range of professional services, information and partnering solutions to the pharmaceutical, biotechnology and healthcare industries.

You should rely only on the information contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission, or the SEC. Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Neither we, the selling shareholders nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including             (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

In this prospectus, unless otherwise stated or the context otherwise requires, references to “Quintiles,” “we,” “us,” “our,” or similar references mean Quintiles Transnational Holdings Inc. and its subsidiaries on a consolidated basis. References to “Quintiles Holdings” refer to Quintiles Transnational Holdings Inc. on an unconsolidated basis. References to “Quintiles Transnational” refer to Quintiles Transnational Corp., Quintiles Holdings’ wholly-owned subsidiary through which we conduct our operations.

Quintiles® is our principal registered trademark. This prospectus also includes references to other trademarks and service marks, and those trademarks and service marks are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. Before investing in our common stock, you should read this prospectus carefully in its entirety, especially the risks of investing in our common stock that we discuss in the “Risk Factors” section of this prospectus and our consolidated financial statements and related notes beginning on page F-1.

Quintiles

We are the world’s largest provider of biopharmaceutical development services and commercial outsourcing services. We are positioned at the intersection of business services and healthcare and generated $3.7 billion of service revenues in 2012, conduct business in approximately 100 countries and have approximately 27,000 employees. We use the breadth and depth of our service offerings, our global footprint and our therapeutic, scientific and analytics expertise to help our biopharmaceutical customers, as well as other healthcare customers, navigate the increasingly complex healthcare environment to improve efficiency and to deliver better healthcare outcomes.

Since our founding over 30 years ago, we have grown to become a leader in the development and commercialization of new pharmaceutical therapies. Our Product Development segment is the world’s largest contract research organization, or CRO, as ranked by 2011 reported service revenues, and is focused primarily on Phase II-IV clinical trials and associated laboratory and analytical activities. Our Integrated Healthcare Services segment includes one of the leading global commercial pharmaceutical sales and service organizations. Integrated Healthcare Services provides a broad array of services, including commercial services, such as providing contract pharmaceutical sales forces in key geographic markets, as well as a growing number of healthcare business services for the broader healthcare sector, such as outcome-based and payer and provider services. Product Development contributed approximately 74% and Integrated Healthcare Services contributed approximately 26% to our 2012 service revenues. Additional information regarding our segments is presented in Note 23 to our audited consolidated financial statements included elsewhere in this prospectus.

In 2012, our service revenues were $3.7 billion, our net income attributable to our shareholders was $177.5 million, our non-GAAP adjusted net income was $208.9 million, and our non-GAAP adjusted EBITDA was $543.7 million. As of December 31, 2012, we had total assets of $2.5 billion, total liabilities of $3.9 billion and a shareholders’ deficit of $1.4 billion. We had backlog of $8.7 billion as of December 31, 2012 and net new business of $4.5 billion during 2012. Backlog represents the value of awards as of a particular date, and net new business represents the value (adjusted for modified or canceled contracts during the period) of awards received during a particular period, in each case for services to be performed in the future that are evidenced by signed contracts, letters of intent and, in some cases, pre-contract commitments that were supported by written communications. In 2012, we paid dividends to our shareholders (several of whom are selling shares in this offering) of $567.9 million, with our 2012 net income attributable to our shareholders representing approximately 31.3% of this amount. From 2008 to 2012, our non-GAAP adjusted service revenues grew at a 7.3% compound annual growth rate, or CAGR, and our non-GAAP adjusted EBITDA grew at a 13.9% CAGR. During this period, our service revenues experienced year-over-year increases each year and our annual book-to-bill ratio was between 1.19x and 1.27x. During each of the last five years, we have had at least eight customers from whom we earned more than $100 million in service revenues. For additional information regarding these financial measures, including a reconciliation of our non-GAAP measures to the most directly comparable measure presented in accordance with United States generally accepted accounting principles, or GAAP, see “Selected and Pro Forma Consolidated Financial Data” included elsewhere in this prospectus.

Our global scale and capabilities enable us to work with the leading companies in the biopharmaceutical sector that perform trials and market their products all around the world. During each of the last 10 years, we have worked with the 20 largest biopharmaceutical companies ranked by 2011 reported revenues. We have provided services in connection with the development or commercialization of the top 50 best-selling biopharmaceutical products and the top 20 best-selling biologic products, as measured by 2011 reported sales. Of the new molecular entities, or NMEs, and new biologic applications, or BLAs, approved from 2004 through 2011, we helped develop or commercialize 85% of the central nervous system drugs, 76% of the oncology drugs and 72% of the cardiovascular drugs.

We have extensive scientific, medical and therapeutic expertise which enables us to add sophisticated statistical, process development and advanced technology applications into our clinical development services to meet the needs of the broader healthcare industry for appropriate endpoints, adaptive trials, drug therapy analysis, outcome and real-world research and evidence-based medicine. Moreover, our flexible business solutions and commitment to our customers’ objectives allow us to provide our customers with customized operational delivery models to meet their particular needs.

Our Markets

The market served by Product Development consists primarily of biopharmaceutical companies, including medical device and diagnostics companies, that are seeking to outsource clinical trials and other product development activities. We estimate that total biopharmaceutical spending on drug development was approximately $91 billion in 2011, of which we estimate that our addressable market (clinical development spending excluding preclinical spending) was approximately $48 billion. The portion of this $48 billion that was outsourced in 2011, based on our estimates, was approximately $16 billion. We estimate that the potential market for Product Development’s services will experience a CAGR of 5%-8% from 2012 through 2015 as a result of increased R&D spending by biopharmaceutical companies and the increased outsourcing of this spending as compared to 2011.

Integrated Healthcare Services primarily addresses markets related to the use of approved pharmaceutical products. We estimate that total spending related to approved drugs, including biopharmaceutical spending on commercialization of these drugs and expenditures by participants in the broader healthcare market on real-world research and evidence-based medicine, exceeded $88 billion in 2011. Integrated Healthcare Services links product development to healthcare delivery. This segment’s services include commercial services such as recruiting, training, deploying and managing a global sales force, channel management, patient engagement services, market access consulting, brand communication and medical education. In addition, Integrated Healthcare Services offers outcome-based and payer and provider services such as observational studies, comparative effectiveness studies and product and disease registry services which are intended to help increase the quality and cost-effectiveness of healthcare. We believe that a combination of cost pressure in healthcare systems around the world and the increasing focus on the appropriateness and efficacy of pharmaceutical therapy provide us many opportunities to grow our revenues and expand our service offerings by improving the cost-effectiveness of drug therapies.

We believe that we are well-positioned to benefit from current trends in the biopharmaceutical and healthcare industries that affect our markets, including:

Trends in R&D Spending.    We estimate that R&D spending was approximately $135 billion in 2012 and will grow to approximately $139 billion in 2015, with development accounting for approximately 68% of total expenditures. R&D spending trends are impacted as a result of several factors, including major biopharmaceutical companies’ efforts to replenish revenues lost from the so-called “patent cliff” of recent years, increased access to capital by the small and midcap biotechnology industry, and recent increases in pharmaceutical approvals by regulatory authorities. In 2012, there were approximately 4,028 drugs in the Phase I-III pipeline, an increase of 18% since 2008, and there were 39 NME approvals by the United States Food and Drug Administration, or FDA, which was 1.3 times the number of NME approvals in 2011 and nearly 1.9 times the number of approvals in 2010. We believe that further R&D spending, combined with the continued need for cost efficiency across the healthcare landscape, will create new opportunities for biopharmaceutical services companies, particularly those with a global reach, to help biopharmaceutical companies with their pre- and post-launch product development and commercialization needs.

Growth in Outsourcing.    We estimate that clinical development spending outsourced to CROs in Phases I-IV in 2011 was approximately $16 billion and will grow to approximately $22 billion by 2015. We expect outsourced clinical development to CROs to grow 5%-8% annually during this period. Of this annual growth, we believe that up to 2% will be derived from increased R&D expenditures, with the remainder coming from increased outsourcing penetration. We estimate that overall outsourcing penetration in 2011 was 33%. The market served by Integrated Healthcare Services is diverse, which makes it difficult to estimate the current amount of outsourced integrated healthcare services and the expected growth in such services. However, based on our knowledge of these markets we believe that, while the rate of outsourcing penetration varies by market within Integrated Healthcare Services, the current outsourcing penetration of the estimated $88 billion addressable market is not more than 15%. As business models continue to evolve in the healthcare sector we believe that the growth rate for outsourcing across the Integrated Healthcare Services markets will be similar to the growth in clinical development.

In particular, we believe that the following trends will result in increased outsourcing to global biopharmaceutical services companies, of which we are the largest and most global:

•

Maximizing Productivity and Lowering Costs.    We believe that the need for biopharmaceutical companies to maximize productivity and lower costs in their product development and commercial operations will cause them to look to partners as they seek to improve efficiency, increase sales force utilization and effectiveness, improve clinical success rates and turn fixed costs into variable costs across their R&D and commercial operations.

•

Managing Complexity.    Improved standards of care in many therapeutic areas and the emergence of new types of therapies, such as biologics, genetically targeted therapies, gene and stem cell therapies, and other treatment modalities have led to more complex development and regulatory pathways. We believe that companion diagnostics, genomics and biomarker expertise will become a more critical part of the development process as biopharmaceutical companies require more customized clinical trials and seek to develop treatments that are more tailored to an individual’s genetic profile or a disease’s profile. We believe that our global clinical development capabilities position us well to help biopharmaceutical companies manage the complexities inherent in an environment where this type of expertise is important.

•

Providing Enhanced Value for Patients.    As healthcare costs rise globally, governments and third-party payers have looked for ways both to control healthcare expenditures and increase the quality, safety and effectiveness of drug therapies. Governments and regulatory bodies have adopted, and may continue to adopt, healthcare legislation and regulations that may significantly impact the healthcare industry by demanding more value for money spent and financial accountability for patient outcomes, which we believe will increase the demand for innovative and cost-effective commercialization strategies and outcome research and data analytics services.

•

Increased Importance of Product Development in Local Markets.    Increasingly, regulators require trials involving local populations as part of the process for approving new pharmaceutical products, especially in certain Asian and emerging markets. Understanding the epidemiological and physiological differences in different ethnic populations and being able to conduct trials locally in certain geographies will be important to pharmaceutical product growth strategies, both for multinational and local/regional biopharmaceutical companies.

•

Increasing Number of Phase II-IV Clinical Trials.    Based on the current and expected composition of the global drug development pipeline, we believe that spending by biopharmaceutical companies on Phase II-IV clinical trials will increase at a faster rate than spending on preclinical research and early stage clinical trials. As these drugs come to market, we believe that biopharmaceutical companies will also seek to outsource an increasing amount of the commercial and other integrated healthcare services necessary to effectively launch and market these drugs, including integrated channel management, contract sales (including recruiting, training, deploying and managing field based resources and e-detailing), branding of products, medical science liaisons, nurse educators, observational research and patient registries.

Increase in Strategic Collaborations.    Biopharmaceutical companies are continuing to enter into long-term strategic collaborations with global CROs that enable them to utilize flexible business models to deliver on their strategic priorities. We believe that biopharmaceutical companies have historically preferred, and will continue to prefer, financially sound, global CROs with broad therapeutic and functional expertise such as our company when selecting strategic providers.

Our Competitive Strengths

We believe that we are positioned to be the partner of choice to biopharmaceutical companies worldwide and a key resource to other healthcare industry participants who are looking to improve operational, therapeutic and patient outcomes. We differentiate ourselves from others in our industry through our competitive strengths, which include:

Leadership and Global Scale.    We believe that our industry leading size, global scale and significant technology and process capabilities differentiate us by enabling us to effectively manage increasingly complex and global clinical trials with continuous clinical data monitoring and niche pools of participants from around the world. Based on reported 2012 consolidated service revenues, we are nearly 1.7 times the size of our closest CRO competitor, and we believe we have the largest share of the outsourced global clinical and commercialization markets. Based on our competitors’ 2012 reported service revenues, we believe we are the market leader in the United States, Japan and Europe, the three largest biopharmaceutical markets in the world. In 2012, we had revenues of nearly $800 million in the Asia-Pacific region, where we have had a presence since 1993. As of March 31, 2013, we had approximately 27,000 employees with the majority located outside the United States, including significant numbers in Japan and Europe. We also have a significant presence in fast growing emerging markets, such as Brazil, Russia, India and China, or the “BRIC” markets.

Broad, Deep and Diverse Relationships.    During each of the last 10 years, we have worked with the 20 largest biopharmaceutical companies, as measured by their respective 2011 reported revenues. During each of the last five years, we have had at least eight customers from whom we earned more than $100 million in service revenues. We also work with over 400 small, mid-size and other biopharmaceutical companies outside the 20 largest by revenues, and these customers accounted for approximately 47% of our net new business during 2012. In 2012, we provided services across both our Product Development and Integrated Healthcare Services segments to all of our top 25 key customers. We also have broad, deep and diverse relationships with clinics, large hospitals and health systems through which we have access to thousands of investigators and other providers worldwide.

Therapeutic and Scientific Expertise.    We have continued to invest in developing world-class scientific capabilities to help our customers leverage rapidly changing science to better understand disease causality, develop drugs and diagnostics, and deliver safer, more effective therapies. Underpinning our investments and service delivery is a focus on delivering consistent, high-quality services to our customers across all business groups throughout the world, including a centralized ethics and compliance office dedicated to facilitating adherence to quality standards and ethical behavior. Through our investments, we have created 13 therapeutic centers of excellence which provide a comprehensive set of services to support the development of drug therapies across the therapeutic spectrum, including the emerging field of personalized medicine. Our product development capabilities span a range of therapeutic areas, with a focus on the therapeutic areas of oncology, cardiovascular, central nervous system and internal medicine, which represented 50% of the total biopharmaceutical product pipeline in 2011.

Integrated Services to Enable Better Decision-making in the Broader Healthcare Market.    Our core market is product development, and we have deep and global expertise across the phases of this market. Our services are designed to provide integrated solutions that address the complex challenges faced by a broad range of healthcare industry participants, from the development and commercialization organizations within traditional and emerging biopharmaceutical companies to payers, providers and other stakeholders. We intend to increasingly deploy our capabilities in the broader healthcare market to meet the needs of healthcare industry participants to rapidly assess the viability of new drugs, cost-effectively accelerate development of the most promising drugs, launch and promote drugs to the market effectively, evaluate their impact on healthcare, and make better reimbursement and prescription decisions.

Experienced, Highly Trained Management and Staff.    Our senior management team includes executives with experience from inside and outside the biopharmaceutical and biopharmaceutical services industries who use their decades of experience to serve our customers and grow our company. We have approximately 27,000 employees worldwide, of whom more than 800 are medical doctors and more than 850 possess a Ph.D. or equivalent. Our employees contribute to a company-wide culture focused on delivering services and information that meet or exceed the quality standards demanded by customers, doctors, patients and regulatory authorities. We have over 5,600 contract medical sales representatives, a sales force that is comparable in size to the sales forces of many large biopharmaceutical companies. In support of our growth, we regularly review our capabilities and make adjustments to our workforce to ensure we have the right mix of expertise to meet the demand for our services. During the past several years we have continued to hire employees in many areas to enhance our capabilities and expertise, even as we have implemented restructuring plans, including targeted workforce reductions, to respond to the evolving nature of our industry, make our service delivery more efficient and ultimately help further our business objectives and improve shareholder returns.

Technology Solutions and Process/Data Capabilities.    For over 30 years, we have been devoted to advancing state of the art technology, processes and analytics. We have focused on investment in quality data, including de-identified electronic health records, or EHR, and we currently have access to EHR data representing more than 40 million patient lives. In addition, we have established a substantial digital network of approximately 3 million individual registered users with whom we communicate regularly. We have also invested heavily in professionals, services and data analytics products, such as our proprietary data integration tool, Quintiles Infosario™, which is a suite of services that integrates data from across multiple source systems to provide us and our customers with current, quality and comprehensive information regarding clinical trials. In addition, we have jointly developed technology solutions with certain of our customers to enable improvements to the drug development process and demonstrate the value of biopharmaceutical products in the real world. We have obtained or applied for more than 60 patents in connection with the development of our proprietary technology, systems and processes.

Our Growth Strategy

The key elements of our growth strategy across Product Development and Integrated Healthcare Services include:

Leverage Our Leadership Position and Scale.    We are the global market leader in providing drug development, commercialization and outcome analytics services, and we have substantially larger service revenues and more employees around the world than reported by any of our CRO competitors. We plan to continue to grow organically and through selected acquisitions to expand our services and capabilities. We intend to leverage our global scale from our scientific and therapeutic expertise, global investigator network, central laboratory and data library to help our customers reduce costs, improve efficiency and effectiveness, and deliver better healthcare outcomes.

Build Upon Our Customer Relationships.    We intend to leverage the breadth and depth of our global operations, service offerings, therapeutic expertise, analytics experience and technology, combined with our existing relationships with participants across the healthcare industry, to capture a significant share of the large “untapped” biopharmaceutical spending not historically available to biopharmaceutical services companies. We intend to build upon our strong customer relationships to further penetrate new opportunities as our customers seek to reduce and variabalize their cost structures.

Continue to Enable Innovative and Flexible Business Solutions.    We believe that sustainable and growing revenue can be achieved through differentiation of services, coupled with deeper and broader relationships and a commitment to structuring flexible and innovative solutions to meet the diversified and changing needs of the healthcare industry. We intend to leverage our people, processes and technologies to provide significant value to our customers through customized outsourcing, shifting more of the responsibility for managing development to us and other arrangements that can save our customers time and money and contribute to our profitable growth.

Use Our Therapeutic, Scientific and Domain Expertise to Improve Outcomes.    We believe our deep scientific, therapeutic and domain expertise enables us to help customers deliver and demonstrate enhanced value for patients and solve the complex challenges inherent in drug development and commercialization. We intend to leverage our scientific expertise and innovative technologies to improve value for our customers.

Leverage Our Global Footprint and Presence in Significant Emerging Markets.    We have some of the broadest global capabilities in the biopharmaceutical services industry, with a presence in all of the major biopharmaceutical markets, including the United States, Japan, Europe and each of the BRIC countries. We intend to leverage our global footprint to increase our penetration and grow our revenues in both developed and developing markets as the biopharmaceutical industry seeks to better leverage its resources while serving the needs of an expanding and aging global population. For example, we are able to support our customers in the Asia-Pacific region with a large regional workforce, which we believe is significantly larger than that of any of our competitors.

Capitalize on Emerging Growth Opportunities in the Broader Healthcare Market.    We believe that healthcare stakeholders, such as regulatory authorities, payers, providers and patients, are transforming the delivery of healthcare by increasingly seeking evidence to support drug approval, reimbursement, prescribing and consumption decisions in a manner that will afford us opportunities to use our competitive strengths in new markets. We plan to leverage our deep experience in interventional Phase IIIb/IV trials, our broad array of consulting expertise and our observational research capabilities to help meet the increasing need for real-world and late phase research to assist our customers in monitoring safety, proving efficacy, evaluating benefit-risk, demonstrating effectiveness and gaining market access. We also intend to use our existing capabilities to expand our reach into adjacent market opportunities that are complementary to our historical focus, including payer and provider services.

Recent Developments

We have not yet completed preparation of our consolidated financial statements for the quarter ended March 31, 2013, but based on information available to date, we estimate for the quarter ended March 31, 2013:

•	Total net new business of $1,245 million, compared to $1,052 million for the quarter ended March 31, 2012, comprised of the following (in millions):

	2013	2012
Product Development	$1,075	$847
Integrated Healthcare Services	170	205

Total segment	$1,245	$1,052

Net new business in our Integrated Healthcare Services segment decreased approximately $35 million, or approximately 17%, compared to the same period of 2012 due to both lower gross wins of approximately $20 million and higher cancellations of approximately $15 million, that we attribute to the current competitive conditions in the marketplace, particularly in Japan and the United States.

•	Backlog at March 31, 2013 of $9.0 billion, compared to $8.7 billion at December 31, 2012.

•	Total service revenues of $927 million, compared to $888 million for the quarter ended March 31, 2012, comprised of the following (in millions):

	2013	2012
Product Development	$706	$656
Integrated Healthcare Services	221	232

Total segment	$927	$888

This increase in revenues is comprised of constant currency revenue growth of approximately $50 million, or 5.7%, and $6 million from businesses acquired after the first quarter of 2012, partially offset by a negative impact of approximately $17 million from the effects of foreign currency fluctuations. The approximate $11 million decline in revenues in our Integrated Healthcare Services segment was due principally to a $10 million impact from foreign currency fluctuations. The approximately $1 million decline in constant currency revenues compared to the first quarter of 2012 is primarily attributable to the impact from reductions in scope and contract cancellations in the fourth quarter of 2012 and the competitive conditions in the marketplace.

•	Income from operations of $115 million, compared to $92 million for the quarter ended March 31, 2012, comprised of the following (in millions):

	2013	2012
Product Development	$133	$112
Integrated Healthcare Services	6	14

Total segment	139	126
General corporate and unallocated expenses	(22)	(34)
Restructuring costs	(2)	0

Consolidated	$115	$92

Income from operations for the three months ended March 31, 2013 was favorably impacted by approximately $5 million in Product Development from the reduction of an accrual for a statutory profit sharing plan that resulted from guidance handed down by an administrative court in France. Income from operations for the three months ended March 31, 2012 was negatively impacted by costs of approximately $13 million (which did not recur in the three months ended March 31, 2013) from the re-pricing of certain stock options and the payment of bonuses, both in connection with a dividend paid to shareholders in the first quarter of 2012.

The approximate $8 million decline in income from operations in our Integrated Healthcare Services segment compared to the same period in 2012 was due primarily to a higher mix of lower margin product sales pursuant to a distribution agreement in Italy which began in the second quarter of 2012, and to higher compensation-related selling, general and administrative expenses.

•	Net income attributable to Quintiles Transnational Holdings Inc. of $48 million, compared to $43 million for the quarter ended March 31, 2012.

•

Cash used in operations of approximately $21 million compared to approximately $5 million of cash provided by operations for the quarter ended March 31, 2012. The approximately $26 million decrease in cash provided by operations compared to the same period in 2012 was due principally to higher net service revenues outstanding ($32.0 million), which reflects a three-day increase in net service revenues outstanding in the first three months of 2013 compared to a one-day increase in net service revenues outstanding in the same period in 2012. The net impact on cash from net service revenues outstanding resulted from normal fluctuations in the timing of payments from customers.

•	Cash and cash equivalents of $454 million and total debt and capital leases of $2,390 million at March 31, 2013.

Certain information that will appear in our financial statements for the three months ended March 31, 2013 is not presented above and is necessary for readers to gain a more complete understanding of our financial position and results of operations for the three months ended March 31, 2013. As a result, readers should not place undue weight on the preliminary financial results presented above.

The unaudited consolidated financial results presented above are preliminary, based upon our estimates as of the date of this prospectus and subject to the completion of our procedures for finalizing our financial results for the quarter ended March 31, 2013. As we complete our procedures, we may make further adjustments to these preliminary results. Accordingly, these results may change and those changes may be material. This preliminary consolidated financial data has been prepared by and is the responsibility of our management. PricewaterhouseCoopers LLP has not audited, compiled or completed its review procedures with respect to this preliminary consolidated financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. You should read this preliminary consolidated financial data in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Risk Factors

Our business is subject to numerous risks, including without limitation the following:

•	Most of our contracts may be terminated on short notice, and we may be unable to maintain large customer contracts or to enter into new contracts.

•	The historical indications of the relationship of our backlog to revenues may not be indicative of their future relationship.

•	The market for our services may not grow as we expect.

•

We may underprice our contracts or overrun our cost estimates, and if we are unable to achieve operating efficiencies or grow our revenues faster than our expenses, our operating margins will be adversely affected.

•	We may be unable to maintain our information systems or effectively update them.

•	Customer or therapeutic concentration could harm our business.

•

Our business is subject to risks associated with international operations, including economic, political and other risks, such as compliance with a myriad of foreign laws and regulations, complications from conducting clinical trials in multiple countries simultaneously and changes in exchange rates.

•

Government regulators or our customers may limit the scope of prescription or withdraw products from the market, and government regulators may impose new regulatory requirements or may adopt new regulations affecting the biopharmaceutical industry.

•	We may be unable to successfully develop and market new services or enter new markets.

•

Our failure to perform services in accordance with contractual requirements, regulatory standards and ethical considerations may subject us to significant costs or liability, which could also damage our reputation and cause us to lose existing business or not receive new business.

•	Our services are related to treatment of human patients, and we could face liability if a patient is harmed.

•

We had approximately $2.44 billion of total indebtedness as of December 31, 2012 with a weighted-average interest rate of 4.9% and may incur further indebtedness, which could adversely affect our financial condition.

•

Our current investors will retain significant influence over us and key decisions about our business following the offering that could limit other shareholders’ ability to influence the outcome of matters submitted to shareholders for a vote.

•

Upon the listing of our shares on the New York Stock Exchange, or the NYSE, we intend to be a “controlled company” within the meaning of the NYSE rules. As a result, our shareholders will not have certain corporate governance protections concerning the independence of our board and certain of our board committees that would otherwise apply to us.

These and other risks are more fully described in the section entitled “Risk Factors” beginning on page 19. We urge you to carefully consider all the information presented in “Risk Factors” and elsewhere in this prospectus before purchasing our common stock.

Our History and Corporate Information

We were founded in 1982 by Dennis B. Gillings, CBE, Ph.D., who was a biostatistics professor at the University of North Carolina at Chapel Hill. Dr. Gillings and his cofounder pioneered the use of sophisticated statistical algorithms to improve the quality of data used to determine the efficacy of various drug therapies. We expanded internationally into Europe in 1987 and into Asia in 1993. In 1994, we had grown to over $90 million in revenues and completed an initial public offering through Quintiles Transnational. As a public company, we grew both organically and through acquisitions, adding a variety of new capabilities. By 1996, we significantly expanded our service offerings by acquiring companies that added commercial and consulting capabilities to our business. In September 2003, we completed a going private transaction, with Quintiles Transnational becoming owned by a group of investors that included Dr. Gillings.

In January 2008, Quintiles Transnational engaged in what we refer to as the Major Shareholder Reorganization, which resulted in our ownership by:

•	Dr. Gillings (and his affiliates);

•	funds advised by Bain Capital Partners, LLC, together with their affiliates, Bain Capital;

•	affiliates of TPG Global, LLC, or the TPG Funds (we refer to TPG Global, LLC as “TPG Global” and, together with its affiliates, “TPG”);

•	affiliates of 3i Corporation, or 3i;

•	an affiliate of Temasek Holdings (Private) Limited, or Temasek;

•	certain other shareholders who participated in the going private transaction; and

•	various members of our management.

(We refer to each of the private investment firms of Bain Capital, TPG, 3i and Temasek, together with any of their respective affiliates who own our shares, as a “Sponsor.”)

In December 2009, we completed what we refer to as the Holding Company Reorganization, whereby we formed Quintiles Holdings as the parent company of Quintiles Transnational.

Our principal executive offices are located at 4820 Emperor Boulevard, Durham, North Carolina 27703. Our telephone number at that address is (919) 998-2000.

The Offering

Common stock we are offering	13,815,789 shares

Common stock being offered by the selling shareholders	5,921,053 shares (8,881,579 shares if the underwriters exercise their option to purchase additional shares in full)

Common stock to be outstanding immediately after this offering	129,606,179 shares

Option to purchase additional shares	The underwriters have a 30-day option to purchase a maximum of 2,960,526 additional shares of common stock from the selling shareholders.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $489.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use (i) approximately $306.0 million of the net proceeds to pay all amounts outstanding under the $300.0 million term loan obtained by Quintiles Holdings in February 2012, including related fees and expenses, (ii) approximately $50.0 million of the net proceeds to repay indebtedness under our senior secured credit facilities, (iii) $25.0 million to pay a one-time fee to terminate our management agreement with Dr. Gillings and our Sponsors, and (iv) any remaining amounts for general corporate purposes, including strategic growth opportunities. We expect that our strategic growth opportunities may include the acquisitions of businesses that would broaden our service lines or deepen our scientific, therapeutic or technical expertise. We will not receive any proceeds from the sale of shares by the selling shareholders. See “Use of Proceeds.”

Under certain interpretations of the SEC, dividends declared in the year preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of the offering proceeds to the extent that dividends exceeded earnings during such period. Accordingly, we have provided pro forma earnings per share information for 2012 that gives pro forma effect to the assumed issuance of a number of shares whose proceeds are deemed to be necessary to pay previous year’s dividends in excess of 2012 earnings ($390.3 million). See “—Summary Consolidated Financial Data” for pro forma earnings per share information.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of the factors to consider carefully before deciding to purchase any shares of our common stock.

Proposed trading symbol	“Q.”

The number of shares to be outstanding after this offering is based on 115,790,390 shares of common stock outstanding as of March 31, 2013, and the 13,815,789 shares of common stock we are offering. This number of shares excludes 11,079,690 shares of common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $17.28 per share as of March 31, 2013, of which 6,164,158 were exercisable, and up to 12.4 million shares of common stock reserved for future issuance under our stock incentive plans following this offering. The number of shares of common stock reserved for future issuance will be reduced by options to purchase 2,050,500 shares and 133,100 cash-settled stock appreciation rights that we have conditionally granted effective immediately following the pricing of this offering with an exercise price equal to the initial public offering price. Of these grants our directors and named executive officers will receive options to purchase 450,000 shares.

Except as otherwise indicated herein, all information in this prospectus, including the number of shares that will be outstanding after this offering, assumes:

•	an initial public offering price of $38.00 per share of common stock, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus; and

•	no exercise of the outstanding options described above.

Summary Consolidated Financial Data

We have derived the following consolidated statement of income data for 2012, 2011 and 2010 and consolidated balance sheet data as of December 31, 2012 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our results to be expected in any future period.

	Year Ended December 31,
	2012	2011	2010
	(in thousands, except per share data)
Statement of Income Data:
Service revenues	$3,692,298	$3,294,966	$3,060,950
Reimbursed expenses	1,173,215	1,032,782	863,070

Total revenues	4,865,513	4,327,748	3,924,020
Costs, expenses and other:
Costs of revenues	3,632,582	3,185,787	2,804,837
Selling, general and administrative	817,755	762,299	698,406
Restructuring costs	18,741	22,116	22,928
Impairment charges	—	12,295	2,844

Income from operations	396,435	345,251	395,005

Interest expense, net	131,304	105,126	137,631
Loss on extinguishment of debt	1,275	46,377	—
Other (income) expense, net	(3,572)	9,073	15,647

Income before income taxes and equity in earnings of unconsolidated affiliates	267,428	184,675	241,727

Income tax expense	93,364	15,105	77,582

Income before equity in earnings of unconsolidated affiliates	174,064	169,570	164,145
Equity in earnings from unconsolidated affiliates	2,567	70,757	1,110

Net income	176,631	240,327	165,255
Net loss (income) attributable to noncontrolling interests	915	1,445	(4,659)

Net income attributable to Quintiles Transnational Holdings Inc.	$177,546	$241,772	$160,596

	Year Ended December 31,
	2012	2011	2010
	(in thousands, except per share data)
Earnings per share attributable to common shareholders:
Basic	$1.53	$2.08	$1.38
Diluted	$1.51	$2.05	$1.36

Weighted average common shares outstanding:
Basic	115,710	116,232	116,418
Diluted	117,796	117,936	118,000

Unaudited Pro Forma Data(1):
Basic income per common share	$1.41
Diluted income per common share	$1.39
Weighted average common shares outstanding:
Basic	125,981
Diluted	128,067

Unaudited As Adjusted Pro Forma Data(1):
Net income	$190,860
Basic income per common share	$1.41
Diluted income per common share	$1.39
Weighted average common shares outstanding:
Basic	135,350
Diluted	137,436

Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$335,701	$160,953	$378,160
Investing activities	(132,233)	(224,838)	(141,434)
Financing activities	(146,873)	(59,309)	(153,081)

Other Financial Data:
Adjusted service revenues(2)	$3,692,298	$3,294,966	$2,996,752
EBITDA(2)	499,587	452,562	464,685
Adjusted EBITDA(2)	543,718	490,424	462,760
Adjusted net income(2)	208,931	191,005	161,796
Diluted adjusted net income per share(2)	1.77	1.62	1.37
Capital expenditures	(71,336)	(75,679)	(80,236)
Cash dividends paid to common shareholders	(567,851)	(288,322)	(67,493)
Net new business(3)	4,501,200	4,044,100	3,551,500

	As of December 31,
	2012	2011
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$567,728	$516,299
Investments in debt, equity and other securities	35,951	22,106
Trade accounts receivable and unbilled services, net	745,373	691,038
Property and equipment, net	193,999	185,772
Total assets	2,499,153	2,322,917
Total debt and capital leases(4)	2,444,886	1,990,196
Total shareholders’ deficit	(1,359,044)	(969,596)

Other Financial Data:
Backlog(3)	$8,704,500	$7,972,900

(1)	Pro forma information is unaudited and is prepared in accordance with Article 11 of Regulation S-X.

Pro Forma Earnings Per Share

We declared and paid dividends to our shareholders of $567.9 million during 2012. Under certain interpretations of the SEC, dividends declared in the year preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividends exceeded earnings during such period. As such, unaudited pro forma earnings per share for 2012 gives effect to the number of shares whose proceeds are deemed to be necessary to pay the dividend amount that is in excess of 2012 earnings, up to the amount of shares assumed to be issued in the offering.

The following presents the computation of pro forma basic and diluted earnings per share:

Year Ended December 31, 2012
Numerator:	(in thousands, except per share data)
Net income attributable to Quintiles Transnational Holdings Inc.	$177,546

Denominator:
Common shares used in computing basic income per common share	115,710
Adjustment for common shares assumed issued in this offering necessary to pay dividends in excess of earnings(a)	10,271

Basic pro forma weighted average common shares outstanding	125,981

Basic pro forma earnings per share	$1.41

Basic pro forma weighted average common shares outstanding	125,981
Diluted effect of securities	2,086

Diluted pro forma weighted average common shares outstanding	128,067

Diluted pro forma earnings per share	$1.39

(a) Dividends declared in the past twelve months	$567,851
Net income attributable to Quintiles Transnational Holdings Inc. in the past 12 months	177,546

Dividends paid in excess of earnings	$390,305

Offering price per common share	$38.00

Common shares assumed issued in this offering necessary to pay dividends in excess of earnings	10,271

As Adjusted Pro Forma Earnings Per Share

In addition to the effect of the pro forma earnings per share for dividends noted above, as adjusted pro forma earnings per share gives effect to the number of common shares whose proceeds will be used to repay approximately $356.0 million of outstanding indebtedness, including related fees and expenses. We intend to use (i) approximately $306.0 million of the net proceeds to pay all amounts outstanding under the $300.0 million term loan obtained by Quintiles Holding in February 2012, including related fees and expenses, and (ii) approximately $50.0 million of the net proceeds to repay indebtedness under our senior secured credit facilities.

The following presents the computation of as adjusted pro forma basic and diluted earnings per share:

Numerator:	Year Ended December 31, 2012
(in thousands, except per share data)
Net income attributable to Quintiles Transnational Holdings Inc.	$177,546

Interest expense, net of tax(b)	12,108
Amortization of debt issuance costs and discount, net of tax(b)	1,207

As adjusted pro forma net income	$190,860

Denominator:

Common shares used in computing pro forma basic earnings per share	125,981
Adjustment for common shares used to repay outstanding indebtedness(c)	9,368

Basic as adjusted pro forma weighted average common shares outstanding	135,350

Basic as adjusted pro forma earnings per share	$1.41

Basic as adjusted pro forma weighted average common shares outstanding	135,350
Diluted effect of securities	2,086

Diluted as adjusted pro forma weighted average common shares outstanding	137,436

Diluted as adjusted pro forma earnings per share	$1.39

(b)	These adjustments reflect the elimination of historical interest expense and amortization of debt issuance costs and discount (net of tax at an effective rate of 38.5%) after reflecting the pro forma reduction of our $300 million term loan facility executed in February 2012, and an additional $50.0 million of term loans under our senior secured credit facilities with the proceeds from this offering as follows:

	Dates Outstanding	Interest Expense	Amortization of Debt Issue Costs and Discount	Tax Effect	Total
	(in thousands)

February 2012 Term Loan ($300 million, 7.5% rate of interest)	2/26/12 to 12/31/12	$19,250	$1,801	$(8,105)	$12,946

Term Loan B-1 ($50.0 million, 4.5% rate of interest)	10/22/12 to 12/31/12	438	161	(230)	369

Total		$19,688	$1,962	$(8,335)	$13,315

(c) Indebtedness (including expenses) to be repaid with proceeds from this offering	$356,000

Offering price per common share	$38.00

Common shares assumed issued in this offering to repay indebtedness	9,368

(2)    We report our financial results in accordance with GAAP. To supplement this information, we also use the following non-GAAP financial measures in this prospectus: adjusted service revenues, EBITDA, adjusted EBITDA and adjusted net income (including diluted adjusted net income per share). Adjusted service revenues exclude service revenues from our former Capital Solutions segment, which we wound down after the deconsolidation of our former subsidiary PharmaBio Development, Inc., or PharmaBio, in November 2010. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) represent non-GAAP EBITDA and GAAP net income (and diluted GAAP net income per share), respectively, further adjusted to exclude certain expenses that we do not view as part of our core operating results, including management fees, restructuring costs, transaction expenses, bonuses paid to certain holders of stock options, impairment charges, and gains or losses from sales of businesses, business assets or extinguishing debt. Adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) also exclude the results of our historical Capital Solutions segment, except for certain costs that we retained on a go-forward basis. Management believes that these non-GAAP measures provide useful supplemental information to management and investors regarding the underlying performance of our business operations and facilitate comparisons of our results subsequent to the deconsolidation of PharmaBio in November 2010 with our results prior to the deconsolidation of PharmaBio. Management also believes that these measures are more indicative of our core operating results as they exclude certain items whose fluctuations from period-to-period do not necessarily correspond to changes in the core operations of the business. These non-GAAP measures are performance measures only and are not measures of our cash flows or liquidity. Adjusted service revenues, EBITDA, adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) are non-GAAP financial measures that are not in accordance with, or an alternative for, measures of financial performance prepared in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Investors and potential investors are encouraged to review the reconciliations of adjusted service revenues, EBITDA, adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) to our closest reported GAAP measures contained within “Selected and Pro Forma Consolidated Financial Data” included elsewhere in this prospectus.

(3)    Net new business is the value of services awarded during the period from projects under signed contracts, letters of intent and, in some cases, pre-contract commitments that are supported by written communications, adjusted for contracts that were modified or canceled during the period. Consistent with our methodology for calculating net new business during a particular period, backlog represents, at a particular point in time, future service revenues from work not yet completed or performed under signed contracts, letters of intent and, in some cases, pre-contract commitments that are supported by written communications.

(4)    Excludes $22.9 million, $18.3 million and $8.3 million of unamortized discounts as of December 31, 2012, 2011 and 2010, respectively.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below together with the other information included in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to purchase our common stock. The occurrence of any of the following risks may materially and adversely affect our business, financial condition, results of operations and future prospects. In this event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Relating to Our Business

The potential loss or delay of our large contracts or of multiple contracts could adversely affect our results.

Most of our customers can terminate our contracts upon 30 to 90 days notice. Our customers may delay, terminate or reduce the scope of our contracts for a variety of reasons beyond our control, including but not limited to:

•	decisions to forego or terminate a particular trial;

•	lack of available financing, budgetary limits or changing priorities;

•	actions by regulatory authorities;

•	production problems resulting in shortages of the drug being tested;

•	failure of products being tested to satisfy safety requirements or efficacy criteria;

•	unexpected or undesired clinical results for products;

•	insufficient patient enrollment in a trial;

•	insufficient investigator recruitment;

•	shift of business to a competitor or internal resources;

•	product withdrawal following market launch; or

•	shut down of manufacturing facilities.

As a result, contract terminations, delays and alterations are a regular part of our business. In the event of termination, our contracts often provide for fees for winding down the project, but these fees may not be sufficient for us to maintain our margins, and termination may result in lower resource utilization rates. In addition, we may not realize the full benefits of our backlog of contractually committed services if our customers cancel, delay or reduce their commitments under our contracts with them, which may occur if, among other things, a customer decides to shift its business to a competitor or revoke our status as a preferred provider. Thus, the loss or delay of a large contract or the loss or delay of multiple contracts could adversely affect our service revenues and profitability. For example, we believe that termination of two commercial services contracts in late 2012 will be a factor that affects our ability to grow revenues in our Integrated Healthcare Services segment in 2013 at the same rate as in 2012. We believe the risk of loss or delay of multiple contracts potentially has greater effect where we are party to broader partnering arrangements with global biopharmaceutical companies.

Our financial results may be adversely affected if we underprice our contracts, overrun our cost estimates or fail to receive approval for or experience delays in documenting change orders.

Most of our contracts are either fee for service contracts or fixed-fee contracts. Our past financial results have been, and our future financial results may be, adversely impacted if we initially underprice our contracts or otherwise overrun our cost estimates and are unable to successfully negotiate a change order. Change orders typically occur when the scope of work we perform needs to be modified from that originally contemplated by our contract with the customer. Modifications can occur, for example, when there is a change in a key trial assumption or parameter or a significant change in timing. Where we are not successful in converting out-of-scope work into change orders under our current contracts, we bear the cost of the additional work. Such underpricing, significant cost overruns or delay in documentation of change orders could have a material adverse effect on our business, results of operations, financial condition or cash flows.

The relationship of backlog to revenues varies over time.

Backlog represents future service revenues from work not yet completed or performed under signed contracts, letters of intent and, in some cases, pre-contract commitments that are supported by written communications. Once work begins on a project, revenue is recognized over the duration of the project. Projects may be terminated or delayed by the customer or delayed by regulatory authorities for reasons beyond our control. To the extent projects are delayed, the timing of our revenue could be affected. In the event that a customer cancels a contract, we typically would be entitled to receive payment for all services performed up to the cancellation date and subsequent customer-authorized services related to terminating the canceled project. Typically, however, we have no contractual right to the full amount of the revenue reflected in our backlog in the event of a contract cancellation. The duration of the projects included in our backlog, and the related revenue recognition, range from a few weeks to many years. Our backlog may not be indicative of our future results, and we may not realize all the anticipated future revenue reflected in our backlog. A number of factors may affect backlog, including:

•	the size, complexity and duration of the projects;

•	the cancellation or delay of projects; and

•	change in the scope of work during the course of a project.

Fluctuations in our reported backlog levels also result from the fact that we may receive a small number of relatively large orders in any given reporting period that may be included in our backlog. Because of these large orders, our backlog in that reporting period may reach levels that may not be sustained in subsequent reporting periods.

Our backlog at December 31, 2012 was $8.7 billion compared to backlog of $8.0 billion at December 31, 2011. Although an increase in backlog will generally result in an increase in revenues to be recognized over time (depending on the level of cancellations), an increase in backlog at a particular point in time does not necessarily correspond directly to an increase in revenues during a particular period. The extent to which contracts in backlog will result in revenue depends on many factors, including but not limited to delivery against projected schedules, the need for scope changes (change orders), contract cancellations and the nature, duration, size, complexity and phase of the contracts, each of which factors can vary significantly from time to time. For example, our December 31, 2012 backlog included a higher concentration of projects in the planning and start up stages than our backlog at the beginning of 2012. These stages typically generate revenue at a slower rate than projects that are in more advanced stages of their life cycle. Our $8.7 billion of backlog at December 31, 2012 included approximately $5.6 billion of backlog that we do not expect to generate revenue during 2013 as compared to our $8.0 billion of backlog at December 31, 2011, which included approximately $5.0 billion of backlog that we did not expect to generate revenue during 2012.

As we increasingly compete for and enter into large contracts that are more global in nature, we expect the rate at which our backlog converts into revenue to decrease, or lengthen. A decrease in this conversion rate means that the rate of revenue recognized on contracts may be slower than what we have experienced in the past, which could impact our service revenues and results of operations on a quarterly and annual basis. The revenue recognition on larger, more global projects could be slower than on smaller, less global projects for a variety of reasons, including but not limited to an extended period of negotiation between the time the project is awarded to us and the actual execution of the contract, as well as an increased timeframe for obtaining the necessary regulatory approvals. Additionally, delayed projects will remain in backlog and will not generate revenue at the rate originally expected. Thus, the relationship of backlog to realized revenues may vary over time.

Our operating margins and profitability will be adversely affected if we are unable to achieve efficiencies in our operating expenses or grow revenues at a rate faster than expenses.

We operate in a highly competitive environment and experience competitive pricing pressure. In order to achieve our operating margins over the last three years, we have implemented initiatives to control the rate of growth of our operating expenses, including periodic restructurings. We will continue to utilize these initiatives in the future with a view to offsetting these pricing pressures; however, we cannot be certain that we will be able to achieve the efficiency gains necessary to maintain or grow our operating margins or that the magnitude of our growth in service revenues, will be faster than the growth in our operating costs. If we are unable to grow our service revenues at a faster rate than our operating costs, our operating margins will be adversely affected.

Our business depends on the continued effectiveness and availability of our information systems, including the information systems we use to provide our services to our customers, and failures of these systems may materially limit our operations.

Due to the global nature of our business and our reliance on information systems to provide our services, we intend to increase our use of Web-enabled and other integrated information systems in delivering our services. We also provide access to similar information systems to certain of our customers in connection with the services we provide them. As the breadth and complexity of our information systems continue to grow, we will increasingly be exposed to the risks inherent in the development, integration and ongoing operation of evolving information systems, including:

•	disruption, impairment or failure of data centers, telecommunications facilities or other key infrastructure platforms;

•	security breaches of, cyberattacks on and other failures or malfunctions in our critical application systems or their associated hardware; and

•	excessive costs, excessive delays or other deficiencies in systems development and deployment.

The materialization of any of these risks may impede the processing of data, the delivery of databases and services, and the day-to-day management of our business and could result in the corruption, loss or unauthorized disclosure of proprietary, confidential or other data. While we have disaster recovery plans in place, they might not adequately protect us in the event of a system failure. Despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins and similar events at our various computer facilities could result in interruptions in the flow of data to our servers and from our servers to our customers. Corruption or loss of data may result in the need to repeat a trial at no cost to the customer, but at significant cost to us, the termination of a contract or damage to our reputation. Additionally, significant delays in system enhancements or inadequate performance of new or upgraded systems once completed could damage our reputation and harm our business. Finally, long-term disruptions in the infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our businesses. Although we carry property and business interruption insurance, our coverage might not be adequate to compensate us for all losses that may occur.

Unauthorized disclosure of sensitive or confidential data, whether through systems failure or employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose customers. Similarly, we have been and expect that we will continue to be subject to attempts to gain unauthorized access to or through our information systems or those we develop for our customers, whether by our employees or third parties, including a cyberattack by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs. To date these attacks have not had a material impact on our operations or financial results. Nonetheless, successful attacks in the future could result in negative publicity, significant remediation costs, legal liability and damage to our reputation and could have a material adverse effect on our results of operations. In addition, our liability insurance might not be sufficient in type or amount to cover us against claims related to security breaches, cyberattacks and other related breaches.

We may be adversely affected by customer or therapeutic concentration.

Although we did not have any customer that represented 10% or more of our service revenues during 2011 or 2012, we derive the majority of our revenues from a limited number of large customers. If any large customer decreases or terminates its relationship with us, our business, results of operations or financial condition could be materially adversely affected.

Additionally, conducting multiple clinical trials for different customers in a single therapeutic class involving drugs with the same or similar chemical action has in the past and may in the future adversely affect our business if some or all of the trials are canceled because of new scientific information or regulatory judgments that affect the drugs as a class or if industry consolidation results in the rationalization of drug development pipelines. Similarly, marketing and selling drugs for different biopharmaceutical companies with similar chemical actions subjects us to risk if new scientific information or regulatory judgment prejudices the drugs as a class, which may lead to compelled or voluntary prescription limitations or withdrawal of some or all of such drugs from the market.

Our business is subject to international economic, political and other risks that could negatively affect our results of operations and financial condition.

We have significant operations in foreign countries that may require complex arrangements to deliver services on global contracts for our customers. Additionally, we have established operations in locations remote from our most developed business centers. As a result, we are subject to heightened risks inherent in conducting business internationally, including the following:

•

conducting a single trial across multiple countries is complex, and issues in one country, such as a failure to comply with local regulations or restrictions, may affect the progress of the trial in the other countries, for example, by limiting the amount of data necessary for a trial to proceed, resulting in delays or potential cancellation of contracts, which in turn may result in loss of revenue;

•

foreign countries could enact legislation or impose regulations or other restrictions, including unfavorable labor regulations or tax policies, which could have an adverse effect on our ability to conduct business in or expatriate profits from those countries;

•

foreign countries, such as India, are expanding or may expand their regulatory framework with respect to patient informed consent, protection and compensation in clinical trials, which could delay or inhibit our ability to conduct trials in such jurisdictions;

•	the regulatory or judicial authorities of foreign countries may not enforce legal rights and recognize business procedures in a manner in which we are accustomed or would reasonably expect;

•	changes in political and economic conditions may lead to changes in the business environment in which we operate, as well as changes in foreign currency exchange rates;

•	potential violations of local laws or anti-bribery laws, such as the United States Foreign Corrupt Practices Act, may cause difficulty in staffing and managing foreign operations;

•	customers in foreign jurisdictions may have longer payment cycles, and it may be more difficult to collect receivables in foreign jurisdictions; and

•	natural disasters, pandemics or international conflict, including terrorist acts, could interrupt our services, endanger our personnel or cause project delays or loss of trial materials or results.

These risks and uncertainties could negatively impact our ability to, among other things, perform large, global projects for our customers. Furthermore, our ability to deal with these issues could be affected by applicable United States laws and the need to protect our assets. Any such risks could have an adverse impact on our financial condition and results of operations.

If we are unable to successfully develop and market new services or enter new markets, our growth, results of operations or financial condition could be adversely affected.

A key element of our growth strategy is the successful development and marketing of new services or entering new markets that complement or expand our existing business. As we develop new services or enter new markets, including services targeted at participants in the broader healthcare industry, we may not have or adequately build the competencies necessary to perform such services satisfactorily, may not receive market acceptance for such services or may face increased competition. If we are unable to succeed in developing new services, entering new markets or attracting a customer base for our new services or in new markets, we will be unable to implement this element of our growth strategy, and our future business, reputation, results of operations and financial condition could be adversely affected.

Upgrading the information systems that support our operating processes and evolving the technology platform for our services pose risks to our business.

Continued efficient operation of our business requires that we implement standardized global business processes and evolve our information systems to enable this implementation. We have continued to undertake significant programs to optimize business processes with respect to our services. Our inability to effectively manage the implementation and adapt to new processes designed into these new or upgraded systems in a timely and cost-effective manner may result in disruption to our business and negatively affect our operations.

We have entered into agreements with certain vendors to provide systems development and integration services that develop or license to us the information technology, or IT, platform for programs to optimize our business processes. If such vendors fail to perform as required or if there are substantial delays in developing, implementing and updating the IT platform, our customer delivery may be impaired, and we may have to make substantial further investments, internally or with third parties, to achieve our objectives. Additionally, our progress may be limited by parties with existing or claimed patents who seek to enjoin us from using preferred technology or seek license payments from us.

Meeting our objectives is dependent on a number of factors which may not take place as we anticipate, including obtaining adequate technology-enabled services, creating IT-enabled services that our customers will find desirable and implementing our business model with respect to these services. Also, increased IT-related expenditures may negatively impact our profitability.

If we fail to perform our services in accordance with contractual requirements, regulatory standards and ethical considerations, we could be subject to significant costs or liability and our reputation could be harmed.

We contract with biopharmaceutical companies to perform a wide range of services to assist them in bringing new drugs to market. Our services include monitoring clinical trials, data and laboratory analysis, electronic data capture, patient recruitment and other related services. Such services are complex and subject to contractual requirements, regulatory standards and ethical considerations. For example, we must adhere to regulatory requirements such as the United States Food and Drug Administration’s, or FDA, current Good Clinical

Practices, Good Laboratory Practice and Good Manufacturing Practice requirements. If we fail to perform our services in accordance with these requirements, regulatory agencies may take action against us for failure to comply with applicable regulations governing clinical trials or sales and marketing practices. Such actions may include sanctions, such as injunctions or failure of such regulatory authorities to grant marketing approval of products, delay, suspension or withdrawal of approvals, license revocation, product seizures or recalls, operational restrictions, civil or criminal penalties or prosecutions, damages or fines. Customers may also bring claims against us for breach of our contractual obligations and patients in the clinical trials and patients taking drugs approved on the basis of those trials may bring personal injury claims against us for negligence. Any such action could have a material adverse effect on our results of operations, financial condition and reputation.

Such consequences could arise if, among other things, the following occur:

Improper performance of our services.    The performance of clinical development services is complex and time-consuming. For example, we may make mistakes in conducting a clinical trial that could negatively impact or obviate the usefulness of the trial or cause the results of the trial to be reported improperly. If the trial results are compromised, we could be subject to significant costs or liability, which could have an adverse impact on our ability to perform our services. As examples:

•	non-compliance generally could result in the termination of ongoing clinical trials or sales and marketing projects or the disqualification of data for submission to regulatory authorities;

•

compromise of data from a particular trial, such as failure to verify that informed consent was obtained from patients, could require us to repeat the trial under the terms of our contract at no further cost to our customer, but at a substantial cost to us; and

•	breach of a contractual term could result in liability for damages or termination of the contract.

Large clinical trials can cost hundreds of millions of dollars, and while we endeavor to contractually limit our exposure to such risks, improper performance of our services could have an adverse effect on our financial condition, damage our reputation and result in the cancellation of current contracts by or failure to obtain future contracts from the affected customer or other customers.

Interactive Response Technology malfunction.    Cenduit LLC, our joint venture with Thermo Fisher Scientific Inc., or Cenduit, provides Interactive Response Technology, or IRT, services. IRT enables the randomization of patients in a given clinical trial to different treatment arms and regulates the supply of an investigational drug, all by means of interactive voice response and interactive web response systems. If IRT malfunctions and, as a result, patients are incorrectly randomized or supplied with an incorrect drug during the course of the clinical trials, then any such event would create a risk of liability to Cenduit, which could have an adverse impact on the value of our investment in Cenduit, and could also result in a contractual claim against us for failure to properly perform the clinical trial. Furthermore, negative publicity associated with an IRT malfunction could have an adverse effect on our business and reputation. Additionally, errors in randomization may require us to repeat the trial at no further cost to our customer, but at a substantial cost to us.

Investigation of customers.    From time to time, one or more of our customers are investigated by regulatory authorities or enforcement agencies with respect to regulatory compliance of their clinical trials, programs or the marketing and sale of their drugs. In these situations, we have often provided services to our customers with respect to the clinical trials, programs or activities being investigated, and we are called upon to respond to requests for information by the authorities and agencies. There is a risk that either our customers or regulatory authorities could claim that we performed our services improperly or that we are responsible for clinical trial or program compliance. If our customers or regulatory authorities make such claims against us and prove them, we could be subject to damages, fines or penalties. In addition, negative publicity regarding regulatory compliance of our customers’ clinical trials, programs or drugs could have an adverse effect on our business and reputation.

Insufficient customer funding to complete a clinical trial.    As noted above, clinical trials can cost hundreds of millions of dollars. There is a risk that we may initiate a clinical trial for a customer, and then the customer becomes unwilling or unable to fund the completion of the trial. In such a situation, notwithstanding the customer’s ability or willingness to pay for or otherwise facilitate the completion of the trial, we may be ethically bound to complete or wind down the trial at our own expense.

Our research and development services could subject us to potential liability that may adversely affect our results of operations and financial condition.

Our business involves the testing of new drugs on patients in clinical trials and, if marketing approval is granted, the availability of these drugs to be prescribed to patients. Our involvement in the clinical trials and development process creates a risk of liability for personal injury to or death of patients, particularly those with life-threatening illnesses, resulting from adverse reactions to the drugs administered during testing or after product launch, respectively. For example, we have from time to time been sued and may be sued in the future by individuals alleging personal injury due to their participation in clinical trials and seeking damages from us under a variety of legal theories. Although we maintain the types and amounts of insurance customary in the industries and countries in which we operate, if we are required to pay damages or incur defense costs in connection with any personal injury claim that is outside the scope of indemnification agreements we have with our customers, if any indemnification agreement is not performed in accordance with its terms or if our liability exceeds the amount of any applicable indemnification limits or available insurance coverage, our financial condition, results of operations and reputation could be materially and adversely affected. Currently, we maintain professional liability insurance, including products liability for completed operations coverage, with annual aggregate limits in excess of $50 million. In the future, we may not be able to get adequate insurance for these types of risks at reasonable rates.

We also contract with physicians to serve as investigators in conducting clinical trials. If the investigators commit errors or make omissions during a clinical trial that result in harm to trial patients or after a clinical trial to a patient using the drug after it has received regulatory approval, claims for personal injury or products liability damages may result. Additionally, if the investigators engage in fraudulent behavior, trial data may be compromised, which may require us to repeat the clinical trial or subject us to liability. We do not believe we are legally responsible for the medical care rendered by such third-party investigators, and we would vigorously defend any claims brought against us. However, it is possible we could be found liable for claims with respect to the actions of third-party investigators.

Some of our services involve direct interaction with clinical trial patients or volunteers and operation of Phase I clinical facilities, which could create potential liability that may adversely affect our results of operations and financial condition.

We operate three facilities where Phase I clinical trials are conducted, which ordinarily involve testing an investigational drug on a limited number of healthy individuals, typically 20 to 80 persons, to determine such drug’s basic safety. Failure to operate such a facility in accordance with applicable regulations could result in that facility being shut down, which could disrupt our operations. Additionally, we face risks associated with adverse events resulting from the administration of such drugs to healthy volunteers and the professional malpractice of medical care providers. Occasionally, physicians employed at our Phase I clinical facilities act as principal investigators in later-phase trials at those same facilities. We also directly employ nurses and other trained employees who assist in implementing the testing involved in our clinical trials, such as drawing blood from healthy volunteers. Any professional malpractice or negligence by such investigators, nurses or other employees could potentially result in liability to us in the event of personal injury to or death of a healthy volunteer in clinical trials. This liability, particularly if it were to exceed the limits of any indemnification agreements and insurance coverage we may have, may adversely affect our financial condition, results of operations and reputation.

Our commercial services could result in liability to us if a drug causes harm to a patient. While we are generally indemnified and insured against such risks, we may still suffer financial losses.

When we market drugs under contract for a biopharmaceutical company, we could suffer liability for harm allegedly caused by those drugs, either as a result of a lawsuit against the biopharmaceutical company to which we are joined, a lawsuit naming us or any of our subsidiaries or an action launched by a regulatory body. While we are indemnified by the biopharmaceutical company for the action of the drugs we market on its behalf, and we carry insurance to cover harm caused by our negligence in performing services, it is possible that we could nonetheless incur financial losses, regulatory penalties or both. In particular, any claim could result in potential liability for us if the claim is outside the scope of the indemnification agreement we have with the biopharmaceutical company, the biopharmaceutical company does not abide by the indemnification agreement as required or the liability exceeds the amount of any applicable indemnification limits or available insurance coverage. Such a finding could have an adverse impact on our financial condition, results of operations and reputation. Furthermore, negative publicity associated with harm caused by drugs we helped to market could have an adverse effect on our business and reputation.

Our insurance may not cover all of our indemnification obligations and other liabilities associated with our operations.

We maintain insurance designed to provide coverage for ordinary risks associated with our operations and our ordinary indemnification obligations with annual aggregate limits in excess of $50 million. The coverage provided by such insurance may not be adequate for all claims we may make or may be contested by our insurance carriers. If our insurance is not adequate or available to pay liabilities associated with our operations, or if we are unable to purchase adequate insurance at reasonable rates in the future, our profitability may be adversely impacted.

If we are unable to attract suitable investigators and patients for our clinical trials, our clinical development business might suffer.

The recruitment of investigators and patients for clinical trials is essential to our business. Investigators are typically located at hospitals, clinics or other sites and supervise the administration of the investigational drug to patients during the course of a clinical trial. Patients generally include people from the communities in which the clinical trials are conducted. Our clinical development business could be adversely affected if we are unable to attract suitable and willing investigators or patients for clinical trials on a consistent basis. For example, if we are unable to engage investigators to conduct clinical trials as planned or enroll sufficient patients in clinical trials, we might need to expend additional funds to obtain access to resources or else be compelled to delay or modify the clinical trial plans, which may result in additional costs to us.

If we lose the services of key personnel or are unable to recruit experienced personnel, our business could be adversely affected.

Our success substantially depends on the collective performance, contributions and expertise of our senior management team and other key personnel including qualified management, professional, scientific and technical operating staff and qualified sales representatives for our contract sales services. There is significant competition for qualified personnel, particularly those with higher educational degrees, such as a medical degree, a Ph.D. or an equivalent degree, in the biopharmaceutical and biopharmaceutical services industries. The departure of any key executive, or our inability to continue to identify, attract and retain qualified personnel or replace any departed personnel in a timely fashion, may impact our ability to grow our business and compete effectively in our industry and may negatively affect our ability to meet financial and operational goals.

Exchange rate fluctuations may affect our results of operations and financial condition.

During 2012, approximately 38.9% of our service revenues were denominated in currencies other than the United States dollar. Because a large portion of our service revenues and expenses are denominated in currencies other than the United States dollar and our financial statements are reported in United States dollars, changes in foreign currency exchange rates could significantly affect our results of operations and financial condition. Exchange rate fluctuations between local currencies and the United States dollar create risk in several ways, including:

Foreign Currency Translation Risk.    The revenue and expenses of our foreign operations are generally denominated in local currencies and translated into United States dollars for financial reporting purposes. Accordingly, exchange rate fluctuations will affect the translation of foreign results into United States dollars for purposes of reporting our consolidated results.

Foreign Currency Transaction Risk.    We are subject to foreign currency transaction risk for fluctuations in exchange rates during the period of time between the consummation and cash settlement of a transaction. We earn revenue from our service contracts over a period of several months and, in some cases, over several years. Accordingly, exchange rate fluctuations during this period may affect our profitability with respect to such contracts.

We may limit these risks through exchange rate fluctuation provisions stated in our service contracts, or we may hedge our transaction risk with foreign currency exchange contracts or options. We have not, however, hedged 100% of our foreign currency transaction risk, and we may experience fluctuations in financial results from our operations outside the United States and foreign currency transaction risk associated with our service contracts.

Disruptions in the credit and capital markets and unfavorable general economic conditions could negatively affect our business, results of operations and financial condition.

Unfavorable economic conditions, including concerns over the European sovereign debt crisis, uncertainty relating to the Euro, the reduction of the United States’ credit rating, which was downgraded by Standard & Poor’s in August 2011, and continued high unemployment in the United States and Europe, have contributed to increased volatility in the capital markets and diminished expectations for the global economy. Continued or further disruption in the credit and capital markets could have negative effects on our business that may be difficult to predict or anticipate, including the ability of our customers, vendors, contractors and financing sources to meet their contractual obligations. Although we are unable to quantify the impact it has had on us, we are aware of a limited number of instances during the past several years where cancellations, changes in scope and failure to pay timely were attributable, at least in part, to difficulty in our customers’ ability to obtain financing. In the future such actions by our customers could, if they involve a significant amount of business with us, have a material adverse effect on our results of operations.

Our effective income tax rate may fluctuate, which may adversely affect our operations, earnings and earnings per share.

Our effective income tax rate is influenced by our projected profitability in the various taxing jurisdictions in which we operate. Changes in the distribution of profits and losses among taxing jurisdictions may have a significant impact on our effective income tax rate, which in turn could have an adverse effect on our net income and earnings per share. Factors that may affect our effective income tax rate include, but are not limited to:

•	the requirement to exclude from our quarterly worldwide effective income tax calculations losses in jurisdictions where no income tax benefit can be recognized;

•	actual and projected full year pre-tax income;

•	changes in tax laws in various taxing jurisdictions;

•	audits by taxing authorities; and

•	the establishment of valuation allowances against deferred income tax assets if we determined that it is more likely than not that future income tax benefits will not be realized.

These changes may cause fluctuations in our effective income tax rate that could adversely affect our results of operations and cause fluctuations in our earnings and earnings per share.

We have only a limited ability to protect our intellectual property rights, and these rights are important to our success.

Our success depends, in part, upon our ability to develop, use and protect our proprietary methodologies, analytics, systems, technologies and other intellectual property. Existing laws of the various countries in which we provide services or solutions offer only limited protection of our intellectual property rights, and the protection in some countries may be very limited. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure, invention assignment and other contractual arrangements, and patent, copyright and trademark laws, to protect our intellectual property rights. These laws are subject to change at any time and certain agreements may not be fully enforceable, which could further restrict our ability to protect our innovations. Our intellectual property rights may not prevent competitors from independently developing services similar to or duplicative of ours. Further, the steps we take in this regard might not be adequate to prevent or deter infringement or other misappropriation of our intellectual property by competitors, former employees or other third parties, and we might not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property rights. Enforcing our rights might also require considerable time, money and oversight, and we may not be successful in enforcing our rights.

Depending on the circumstances, we might need to grant a specific customer greater rights in intellectual property developed in connection with a contract than we otherwise generally do. In certain situations, we might forego all rights to the use of intellectual property we create, which would limit our ability to reuse that intellectual property for other clients. Any limitation on our ability to provide a service or solution could cause us to lose revenue-generating opportunities and require us to incur additional expenses to develop or license new or modified solutions for future projects.

Our relationships with existing or potential customers who are in competition with each other may adversely impact the degree to which other customers or potential customers use our services, which may adversely affect our results of operations.

The biopharmaceutical industry is highly competitive, with biopharmaceutical companies each seeking to persuade payers, providers and patients that their drug therapies are better and more cost-effective than competing therapies marketed or being developed by competing firms. In addition to the adverse competitive interests that biopharmaceutical companies have with each other, biopharmaceutical companies also have adverse interests with respect to drug selection and reimbursement with other participants in the healthcare industry, including payers and providers. Biopharmaceutical companies also compete to be first to market with new drug therapies. We regularly provide services to biopharmaceutical companies who compete with each other, and we sometimes provide services or funding to such customers regarding competing drugs in development. Our existing or future relationships with our biopharmaceutical customers may therefore deter other biopharmaceutical customers from using our services or may result in our customers seeking to place limits on our ability to serve other biopharmaceutical industry participants. In addition, our further expansion into the broader healthcare market may adversely impact our relationships with biopharmaceutical customers, and such customers may elect not to use our services, reduce the scope of services that we provide to them or seek to place restrictions on our ability to serve customers in the broader healthcare market with interests that are adverse to theirs. Any loss of customers or reductions in the level of revenues from a customer could have a material adverse effect on our results of operations, business and prospects.

If we are unable to successfully identify, acquire and integrate existing businesses, services and technologies, our business, results of operations and financial condition could be adversely impacted.

We anticipate that a portion of our future growth may come from acquiring existing businesses, services or technologies. The success of any acquisition will depend upon, among other things, our ability to effectively integrate acquired personnel, operations, products and technologies into our business and to retain the key personnel and customers of our acquired businesses. In addition, we may be unable to identify suitable acquisition opportunities or obtain any necessary financing on commercially acceptable terms. We may also spend time and money investigating and negotiating with potential acquisition targets but not complete the transaction. Any future acquisition could involve other risks, including, among others, the assumption of additional liabilities and expenses, difficulties and expenses in connection with integrating the acquired companies and achieving the expected benefits, issuances of potentially dilutive securities or interest-bearing debt, loss of key employees of the acquired companies, transaction costs, diversion of management’s attention from other business concerns and, with respect to the acquisition of foreign companies, the inability to overcome differences in foreign business practices, language and customs. Our failure to identify potential acquisitions, complete targeted acquisitions and integrate completed acquisitions could have a material adverse effect on our business, financial condition and results of operations.

Investments in our customers’ businesses or drugs and our related commercial rights strategies could have a negative impact on our financial performance.

We may enter into arrangements with our customers or other drug companies in which we take on some of the risk of the potential success or failure of their businesses or drugs, including making strategic investments in our customers or other drug companies, providing financing to customers or other drug companies or acquiring an interest in the revenues from customers’ drugs or in entities developing a limited number of drugs. As of December 31, 2012, we had less than $40 million of such arrangements, and we were also committed to invest an additional $49.3 million in the NovaQuest Pharma Opportunities Fund III, L.P., or the Fund, a private equity fund that seeks to enter into similar risk-based arrangements. Our financial results would be adversely affected if these investments or the underlying drugs result in losses or do not achieve the level of success that we anticipate and/or our return or payment from the drug investment or financing is less than our direct and indirect costs with respect to these arrangements.

Our results of operations may be adversely affected if we fail to realize the full value of our goodwill and intangible assets.

As of December 31, 2012, we had goodwill and net intangible assets of $575.2 million, which constituted approximately 23.0% of our total assets at the end of this period. We assess the realizability of our indefinite-lived intangible assets and goodwill annually and conduct an interim evaluation whenever events or changes in circumstances, such as operating losses or a significant decline in earnings associated with the acquired business or asset, indicate that these assets may be impaired. Our ability to realize the value of the goodwill and indefinite-lived intangible assets will depend on the future cash flows of the businesses we have acquired, which in turn depend in part on how well we have integrated these businesses into our own business. If we are not able to realize the value of the goodwill and indefinite-lived intangible assets, we may be required to incur material charges relating to the impairment of those assets. Such impairment charges could materially and adversely affect our operating results and financial condition.

We face risks arising from the restructuring of our operations.

From time to time, we have adopted restructuring plans to improve our operating efficiency through various means such as reduction of overcapacity, elimination of non-billable support roles or other realignment of resources. For example, in May 2012, our Board of Directors, or our Board, approved a restructuring plan of up to $20.0 million that is expected to result in the reduction of approximately 280 positions, primarily in Europe. We recognized approximately $20.0 million of total restructuring costs related to this plan in 2012. In July 2011 and May 2010, we adopted restructuring plans that each resulted in the recognition of $22.0 million in restructuring charges. Restructuring presents significant potential risks of events occurring that could adversely affect us, including a decrease in employee morale, the failure to achieve targeted cost savings and the failure to meet operational targets and customer requirements due to the loss of employees and any work stoppages that might occur.

Risks Relating to Our Industry

The biopharmaceutical services industry is highly competitive.

The biopharmaceutical services industry is highly competitive. We often compete for business with other biopharmaceutical services companies, internal discovery departments, development departments, and sales and marketing departments within our customers, some of which could be considered large biopharmaceutical services companies in their own right with greater resources than ours. We also compete with universities and teaching hospitals. If we do not compete successfully, our business will suffer. The industry is highly fragmented, with numerous smaller specialized companies and a handful of full-service companies with global capabilities similar to ours. Increased competition has led to price and other forms of competition, such as acceptance of less favorable contract terms, that could adversely affect our operating results. As a result of competitive pressures, in recent years our industry has experienced consolidation and “going private” transactions. This trend is likely to produce more competition from the resulting larger companies, and ones without the cost pressures of being public, for both customers and acquisition candidates. In addition, there are few barriers to entry for smaller specialized companies considering entering the industry. Because of their size and focus, these companies might compete effectively against larger companies such as us, which could have a material adverse impact on our business.

Outsourcing trends in the biopharmaceutical industry and changes in aggregate spending and R&D budgets could adversely affect our operating results and growth rate.

Economic factors and industry trends that affect biopharmaceutical companies affect our business. Biopharmaceutical companies continue to seek long-term strategic collaborations with global CROs with favorable pricing terms. Competition for these collaborations is intense and we may decide to forego an opportunity or we may not be selected, in which case a competitor may enter into the collaboration and our business with the customer, if any, may be limited. In addition, if the biopharmaceutical industry reduces its outsourcing of clinical trials and sales and marketing projects or such outsourcing fails to grow at projected rates, our operations and financial condition could be materially and adversely affected. We may also be negatively impacted by consolidation and other factors in the biopharmaceutical industry, which may slow decision making by our customers or result in the delay or cancellation of clinical trials. Our commercial services may be affected by reductions in new drug launches and increases in the number of drugs losing patent protection. All of these events could adversely affect our business, results of operations or financial condition.

We may be affected by healthcare reform and potential additional reforms.

In March 2010, the United States Congress enacted healthcare reform legislation intended to expand, over time, health insurance coverage and impose health industry cost containment measures. This legislation may significantly impact the biopharmaceutical industry. In addition, numerous government bodies are considering or have adopted various healthcare reforms and may undertake, or are in the process of undertaking, efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and biopharmaceutical companies. We are uncertain as to the effects of these recent reforms on our business and are unable to predict what legislative proposals, if any, will be adopted in the future. If regulatory cost containment efforts limit the profitability of new drugs, our customers may reduce their R&D spending or promotional, marketing and sales expenditures, which could reduce the business they outsource to us. Similarly, if regulatory requirements are relaxed or simplified drug approval procedures are adopted, the demand for our services could decrease.

Government bodies may also adopt healthcare legislation or regulations that are more burdensome than existing regulations. For example, product safety concerns and recommendations by the Drug Safety Oversight Board could change the regulatory environment for drug products, and new or heightened regulatory requirements may increase our expenses or limit our ability to offer some of our services. Additionally, new or heightened regulatory requirements may have a negative impact on the ability of our customers to conduct industry-sponsored clinical trials, which could reduce the need for our services.

Actions by government regulators or customers to limit a prescription’s scope or withdraw an approved drug from the market could adversely affect our business and result in a loss of revenues.

Government regulators have the authority, after approving a drug, to limit its scope of prescription or withdraw it from the market completely based on safety concerns. Similarly, customers may act to voluntarily limit the scope of prescription of drugs or withdraw them from the market. In the past, we have provided services with respect to drugs that have been limited and/or withdrawn. If we are providing services to customers for drugs that are limited or withdrawn, we may be required to narrow the scope of or terminate our services with respect to such drugs, which would prevent us from earning the full amount of service revenues anticipated under the related service contracts with negative impacts to our financial results.

Current and proposed laws and regulations regarding the protection of personal data could result in increased risks of liability or increased cost to us or could limit our service offerings.

The confidentiality, collection, use and disclosure of personal data, including clinical trial patient-specific information, are subject to governmental regulation generally in the country that the personal data were collected or used. For example, United States federal regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, require individuals’ written authorization, in addition to any required informed consent, before Protected Health Information, or PHI, may be used for research and such regulations specify standards for deidentifications and for limited data sets. We are both directly and indirectly affected by the privacy provisions surrounding individual authorizations because many investigators with whom we are involved in clinical trials are directly subject to them as a HIPAA “covered entity” and because we obtain identifiable health information from third parties that are subject to such regulations. Because of recent amendments to the HIPAA data security and privacy rules that were promulgated on January 25, 2013 and effective March 26, 2013, there are some instances where we are a HIPAA “business associate” of a “covered entity”, so that we will be directly liable for mishandling protected health information. These amendments will subject us to HIPAA’s enforcement scheme, which, as amended, can yield up to $1.5 million in annual civil penalties for each HIPAA violation.

In the European Union, or EU, personal data includes any information that relates to an identified or identifiable natural person with health information carrying additional obligations, including obtaining the explicit consent from the individual for collection, use or disclosure of the information. In addition, we are subject to EU rules with respect to cross-border transfers of such data out of the EU. The United States, the EU and its member states, and other countries where we have operations, such as Japan, continue to issue new privacy and data protection rules and regulations that relate to personal data and health information. Failure to comply with certain certification/registration and annual re-certification/registration provisions associated with these data protection and privacy regulations and rules in various jurisdictions, or to resolve any serious privacy complaints, could subject us to regulatory sanctions, criminal prosecution or civil liability. Federal, state and foreign governments are contemplating or have proposed or adopted additional legislation governing the collection, possession, use or dissemination of personal data, such as personal health information, and personal financial data as well as security breach notification rules for loss or theft of such data. Additional legislation or regulation of this type might, among other things, require us to implement new security measures and processes or bring within the legislation or regulation de-identified health or other personal data, each of which may require substantial expenditures or limit our ability to offer some of our services. Additionally, if we violate applicable laws, regulations or duties relating to the use, privacy or security of personal data, we could be subject to civil liability or criminal prosecution, be forced to alter our business practices and suffer reputational harm. In the next few years, the European data protection framework may be revised as a generally applicable data regulation. The text has not yet been finalized, but it contains new provisions specifically directed at the processing of health information, sanctions of up to 2% of worldwide gross revenue and extra-territoriality measures intended to bring non-EU companies under the proposed regulation.

If we do not keep pace with rapid technological changes, our services may become less competitive or obsolete.

The biopharmaceutical industry generally, and drug development and clinical research more specifically, are subject to rapid technological changes. Our current competitors or other businesses might develop technologies or services that are more effective or commercially attractive than, or render obsolete, our current or future technologies and services. If our competitors introduce superior technologies or services and if we cannot make enhancements to remain competitive, our competitive position would be harmed. If we are unable to compete successfully, we may lose customers or be unable to attract new customers, which could lead to a decrease in our revenue and financial condition.

The biopharmaceutical industry has a history of patent and other intellectual property litigation, and we might be involved in costly intellectual property lawsuits.

The biopharmaceutical industry has a history of intellectual property litigation, and these lawsuits will likely continue in the future. Accordingly, we may face patent infringement suits by companies that have patents for similar business processes or other suits alleging infringement of their intellectual property rights. Legal proceedings relating to intellectual property could be expensive, take significant time and divert management’s attention from other business concerns, regardless of the outcome of the litigation. If we do not prevail in an infringement lawsuit brought against us, we might have to pay substantial damages, and we could be required to stop the infringing activity or obtain a license to use technology on unfavorable terms.

Risks Relating to Our Indebtedness

Our substantial debt could adversely affect our financial condition.

As of December 31, 2012, we had $2.50 billion in total assets, $3.86 billion in total liabilities and a shareholders’ deficit of $1.36 billion. Included within total liabilities was $2.44 billion of total indebtedness, excluding $300.0 million of additional available borrowings under our revolving credit facility. Our substantial indebtedness could adversely affect our financial condition and thus make it more difficult for us to satisfy our obligations with respect to our credit facilities. If our cash flow is not sufficient to service our debt and adequately fund our business, we may be required to seek further additional financing or refinancing or dispose of assets. We may not be able to effect any of these alternatives on satisfactory terms or at all. Our substantial indebtedness could also:

•	increase our vulnerability to adverse general economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, investments, acquisitions, capital expenditures, R&D efforts and other general corporate purposes;

•	limit our ability to make required payments under our existing contractual commitments, including our existing long-term indebtedness;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	cause us to incur substantial fees from time to time in connection with debt amendments or refinancings;

•	increase our exposure to rising interest rates because a portion of our borrowings is at variable interest rates; and

•	limit our ability to borrow additional funds or to borrow on terms that are satisfactory to us.

Despite our level of indebtedness, we are able to incur more debt and undertake additional obligations. Incurring such debt or undertaking such additional obligations could further exacerbate the risks to our financial condition.

Although the credit agreements governing our credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could increase. For example, in October 2012, we amended our credit agreement governing the Quintiles Transnational senior secured credit facilities to provide a new Term Loan B-1 (as defined under “Use of Proceeds”) for a principal amount of $175.0 million and to provide an increase of our existing senior secured revolving credit facility by $75.0 million to $300.0 million. As a result, we have approximately $300 million available for borrowing under our senior secured revolving credit facility. To the extent new debt is added to our current debt levels, the risks to our financial condition would increase.

While the credit agreements governing our credit facilities also contain restrictions on our and our restricted subsidiaries’ ability to make loans and investments, these restrictions are subject to a number of qualifications and exceptions, and the investments incurred in compliance with these restrictions could be substantial.

If we do not comply with the covenants governing our credit facilities, we may not have the funds necessary to pay all of our indebtedness that could become due.

The credit agreements governing our credit facilities require us to comply with certain covenants. In particular, our credit agreements prohibit us from incurring any additional indebtedness, except in specified circumstances, or amending the terms of agreements relating to certain existing junior indebtedness, if any, in a manner materially adverse to the lenders under our credit agreements, without lender approval. Further, our credit agreements contain customary covenants, including covenants that restrict our ability to acquire and dispose of assets, engage in mergers or reorganizations, pay dividends or make investments. In addition, the credit agreement governing our Term Loan B-1 and our Term Loan B-2 (as defined under “Use of Proceeds”) requires us to make mandatory principal prepayments in certain circumstances, including with a portion of our excess cash flow if Quintiles Transnational’s total leverage ratio (as defined in the credit agreement) exceeds certain levels. A violation of any of these covenants could cause an event of default under our credit agreements.

If we default on our credit agreements as a result of our failure to pay principal or interest when due, our material breach of any representation, warranty or covenant, or any other reason, all outstanding amounts could become immediately due and payable. In such case, we may not have sufficient funds to repay all the outstanding amounts. In addition, or in the alternative, the lenders under our credit agreements could exercise their rights under the security documents entered into in connection with the credit agreements. Any acceleration of amounts due under the credit agreements governing our outstanding indebtedness or the substantial exercise by the lenders of their rights under the security documents would likely have a material adverse effect on us.

Interest rate fluctuations may affect our results of operations and financial condition.

Because we have variable rate debt instruments, fluctuations in interest rates also affect our business. We attempt to minimize interest rate risk and lower our overall borrowing costs through the utilization of derivative financial instruments, primarily interest rate swaps. We have entered into interest rate swaps with financial institutions that have reset dates and critical terms that match those of our credit facilities. Accordingly, any change in market value associated with the interest rate swaps is offset by the opposite market impact on the related debt. As of December 31, 2012, we had approximately $2.44 billion of total indebtedness, with a weighted-average interest rate of 4.9%. Of our total indebtedness, approximately $2.14 billion was variable rate debt, of which $975.0 million, or 45.5%, was hedged, leaving approximately $1.17 billion of unhedged variable rate debt. Because we do not attempt to hedge all of our variable rate debt, we may incur higher interest costs for portions of our variable rate debt which are not hedged. Each quarter point increase or decrease in the applicable interest rate would result in our interest expense changing by approximately $5.4 million per year under our credit facilities with variable interest rates.

Risks Relating to Our Common Stock and This Offering

The parties to the Shareholders Agreement will continue to have significant influence over us after this offering, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote.

Upon the completion of this offering, Dr. Gillings (and his affiliates) and the Sponsors (other than Temasek) will own approximately 70.8% of the outstanding shares of our common stock (or 69.9% if the underwriters exercise their option to purchase additional shares in full) . These shareholders are and, following the completion of this offering, will continue to be parties to a Shareholders Agreement entered into in connection with the Major Shareholder Reorganization, or the Shareholders Agreement. The Shareholders Agreement, among other things, imposes certain transfer restrictions on the shares held by such shareholders and requires such shareholders to vote in favor of certain nominees to our Board. For a discussion of the Shareholders Agreement, see “Certain Relationships and Related Person Transactions.” As long as this group owns or controls at least a majority of our outstanding voting power, it has the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including:

•	the election and removal of directors and the size of our Board;

•	any amendment of our articles of incorporation or bylaws; or

•	the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets.

Upon the listing of our shares on the NYSE, we will be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

After completion of this offering, the parties to the Shareholders Agreement will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors on our Board. In addition, our Compensation and Talent Development Committee and our Governance, Quality and Nominating Committee will not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Provisions of our corporate governance documents could make an acquisition of our company more difficult and may prevent attempts by our shareholders to replace or remove our current management, even if beneficial to our shareholders.

Provisions of our articles of incorporation and our bylaws following this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that shareholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our Board. Because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. Among others, these provisions include, (1) our ability to issue preferred stock without shareholder approval, (2) the requirement that our shareholders may not act without a meeting, (3) requirements for advance notification of shareholder nominations and proposals contained in our bylaws, (4) the absence of cumulative voting for our directors, (5) requirements for shareholder approval of certain business combinations and (6) the limitations on director nominations contained in our Shareholders Agreement. See “Description of Capital Stock” for more detail.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book deficit per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book deficit per share after this offering. Assuming an initial public offering price of $38.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), you will experience immediate dilution of $49.51 per share, representing the difference between our pro forma net tangible book deficit per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed 36% of the aggregate price paid by all purchasers of our stock but will own only approximately 15% of our common stock outstanding after this offering. We also have a large number of outstanding stock options to purchase common stock with exercise prices that are below the estimated initial public offering price of our common stock. To the extent that these options are exercised, you will experience further dilution. See “Dilution” for more detail.

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common stock. Although we have applied to list our common stock on the NYSE under the symbol “Q,” an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

As a public company, we will become subject to additional laws, regulations and stock exchange listing standards, which will impose additional costs on us and may strain our resources and divert our management’s attention.

We have historically operated our business as a private company. After this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE, and other applicable securities laws and regulations. Compliance with these laws and regulations will increase our legal and financial compliance costs and make some activities more difficult, time-consuming or costly. For example, the Exchange Act will require us, among other things, to file annual, quarterly and current reports with respect to our business and operating results. We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. We estimate that we will incur between $4.0 million and $6.0 million annually in expenses related to incremental insurance costs and other expenses associated with being a public company, including listing, printer and XBRL fees and investor relations costs. However, the incremental costs that we incur as a result of becoming a public company could exceed our estimate. The additional requirements and costs of being a public company may therefore strain our resources, divert management’s attention and affect our ability to attract and retain qualified Board members.

Our operating results and share price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price or at all. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations;

•	changing economic conditions; and

•	exchange rate fluctuations.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding 129,606,179 shares of common stock based on the number of shares outstanding as of March 31, 2013. This includes 13,815,789 shares that we are selling in this offering, as well as the 5,921,053 shares (or 8,881,579 shares assuming the underwriters exercise in full their option to purchase additional shares from the selling shareholders) that the selling shareholders are selling, which may be resold in the public market immediately, and assumes no exercises of outstanding options. Substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be resold after the expiration of the lock-up agreement as described in the “Shares Eligible for Future Sale” section of this prospectus. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register approximately 23 million shares of common stock subject to outstanding options and options and other awards issuable pursuant to our stock incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the “Underwriting” section of this prospectus. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Since we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

Although we have previously declared dividends to our shareholders, we do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our existing credit facilities. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Such forward-looking statements reflect, among other things, our current expectations and anticipated results of operations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, or industry results to differ materially from those expressed or implied by such forward-looking statements. Therefore, any statements contained herein that are not statements of historical fact may be forward-looking statements and should be evaluated as such. Without limiting the foregoing, the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “should,” “targets,” “will” and the negative thereof and similar words and expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Unless legally required, we assume no obligation to update any such forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information.

MARKET AND OTHER INDUSTRY DATA

This prospectus includes market share and industry data and forecasts that we have obtained from market research, consultant surveys, publicly available information and industry publications and surveys, as well as our internal data. Market research, consultant surveys, and industry publications and surveys generally indicate that the information contained therein was obtained from sources believed to be reliable, and we believe that the publications and reports are reliable as of the date of this prospectus. Our internal data, estimates and forecasts are based upon information obtained from our investors, partners, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information included in this prospectus is reliable, data, forecasts and estimates, in particular as they relate to market size, market growth, penetration, market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of 13,815,789 shares of common stock in this offering will be approximately $489.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This estimate assumes an initial public offering price of $38.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed public offering price of $38.00, based upon the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $13.1 million, assuming the number of shares we offer, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares by the selling shareholders, including if the underwriters exercise their option to purchase additional shares.

We intend to use (i) approximately $306.0 million of the net proceeds to pay all amounts outstanding under the $300.0 million term loan, or the Holdings Term Loan, obtained by Quintiles Holdings in February 2012, including related fees and expenses, (ii) approximately $50.0 million of the net proceeds to repay indebtedness under our senior secured credit facilities, (iii) $25.0 million to pay a one-time fee to terminate our management agreement with Dr. Gillings and our Sponsors, and (iv) any remaining amounts for general corporate purposes, including strategic growth opportunities. We expect that our strategic growth opportunities may include the acquisitions of businesses that would broaden our service lines or deepen our scientific, therapeutic or technical expertise.

The Holdings Term Loan accrues cash interest at the rate of 7.50% per year and we are required to pay interest entirely in cash unless certain conditions are satisfied, in which case we are entitled to pay all or a portion of the interest for such interest period by increasing the principal amount of the Holdings Term Loan, such increase being referred to as paid-in-kind interest, or PIK Interest. PIK Interest on the Holdings Term Loan accrues at the rate of 8.25% per year. No principal payments are due until maturity on February 26, 2017. Voluntary prepayments are permitted, in whole or in part, subject to minimum prepayment requirements and a prepayment premium equal to (1) 2% of the prepaid amount ($6.0 million if the $300.0 million outstanding amount is prepaid in full), if the prepayment is made on or prior to the third anniversary of the closing date, and (2) 1% of the prepaid amount, if the prepayment is made after the third anniversary of the closing date but on or prior to the fourth anniversary of the closing date. We used the proceeds from the Holdings Term Loan, together with cash on hand, to (1) pay a dividend to our shareholders totaling approximately $326.1 million, (2) pay a bonus to certain option holders totaling approximately $8.9 million and (3) pay related expenses.

The senior secured credit facilities, which include the $175.0 million Term Loan B-1, or the Term Loan B-1, obtained by Quintiles Transnational on October 22, 2012, and the $1.975 billion Term Loan B-2, or the Term Loan B-2, obtained by Quintiles Transnational on December 20, 2012, bear a variable rate of interest of the greater of LIBOR or 1.25% plus 3.25%, and the interest rate was 4.5% at December 31, 2012. After March 31, 2013, the Term Loan B-2 will bear a variable rate of interest of the greater of LIBOR or 1.25% plus an applicable margin of 3.00% - 3.25% based on Quintiles Transnational’s total company leverage ratio, as defined in the credit agreement governing the senior secured credit facilities, which relates to the consolidated total company debt and consolidated EBITDA (each as defined in the credit agreement) of both Quintiles Holdings and Quintiles Transnational, and following a qualified IPO, as defined in the credit agreement governing the senior secured credit facilities, that results in gross proceeds of at least $500.0 million, the applicable margin for the Term Loan B-2 will be 2.75% - 3.25% based on Quintiles Transnational’s total company leverage ratio. The Term Loan B-1 and the Term Loan B-2 require Quintiles Transnational to make annual amortization payments of $21.75 million (payable in aggregate quarterly installments of $5.4375 million) with the balance due at maturity on June 8, 2018. We used the proceeds from the Term Loan B-1, together with cash on hand, to (1) pay a dividend to our shareholders totaling approximately $241.7 million, (2) pay a bonus to certain option holders totaling approximately $2.4 million and (3) pay related fees and expenses. We used the proceeds from the Term Loan B-2, together with cash on hand, to repay the remaining outstanding balance on the then-existing $2.0 billion Term Loan B, or the Term Loan B, obtained by Quintiles Transnational on June 8, 2011.

Under certain interpretations of the SEC, dividends declared in the year preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of the offering proceeds to the extent that dividends exceeded earnings during such period. Accordingly, we have provided pro forma earnings per share information for 2012 that gives pro forma effect to the assumed issuance of a number of shares whose proceeds are deemed to be necessary to pay previous year’s dividends in excess of 2012 earnings ($390.3 million). See “Selected and Pro Forma Consolidated Financial Data” found elsewhere in this prospectus for pro forma earnings per share information.

For additional information regarding our liquidity and outstanding indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

DIVIDEND POLICY

Following completion of the offering, our Board does not currently intend to pay dividends on our common stock. However, we expect to reevaluate our dividend policy on a regular basis following the offering and may, subject to compliance with the covenants contained in our credit facilities and other considerations, determine to pay dividends in the future. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our Board, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our shareholders or by our subsidiaries to us, and any other factors that our Board may deem relevant.

Our long-term debt arrangements contain usual and customary restrictive covenants that, among other things, place limitations on our ability to declare dividends. Among the exceptions to these covenants is that we may pay dividends to our shareholders, subject to certain exceptions and qualifications, (i) using the cumulative amount, as defined in the credit agreement governing the Holdings Term Loan, which may build over time in accordance with the credit agreement and is available based in part on Quintiles Holdings’ total leverage ratio as of the end of the most recent fiscal quarter, and (ii) following the first public offering of our common stock (other than public offerings registered on Form S-4 or Form S-8), of up to 6% per annum of the net cash proceeds we receive from such public offering. The credit agreement governing the senior secured credit facilities includes a substantially similar limitation on Quintiles Transnational’s ability to pay dividends to Quintiles Holdings, and substantially similar exceptions that permit Quintiles Transnational to pay dividends to Quintiles Holdings using the cumulative amount, as defined in the credit agreement, and of up to 6% per annum of the net cash proceeds we receive and contribute to Quintiles Transnational from the first public offering of our common stock.

In 2012, we had net income attributable to our shareholders of $177.5 million and paid aggregate dividends to our shareholders of $567.9 million. In October 2012, our Board declared a cash dividend of $2.09 per share (or $241.7 million in the aggregate) to shareholders of record as of October 24, 2012. In February 2012, our Board declared a cash dividend of $2.82 per share (or $326.1 million in the aggregate) to shareholders of record as of February 29, 2012.

In 2011, we had net income attributable to our shareholders of $241.8 million and paid aggregate dividends to our shareholders of $288.3 million, comprised of a June 2011 cash dividend of $2.48 per share.

In 2010, we had net income attributable to our shareholders of $160.6 million and paid aggregate dividends to our shareholders of $67.5 million, comprised of a November 2010 cash dividend of $0.58 per share.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization at December 31, 2012:

•	On an actual basis; and
•

On an as adjusted basis to give effect to (1) the issuance of shares of common stock by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses; (2) the application of the estimated net proceeds from the offering as described in “Use of Proceeds.”

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected and Pro Forma Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus.

	At December 31, 2012
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$567,728	$676,531

Short-term debt:
Current portion of long-term debt, including capital leases	55,710	55,710

Long-term debt:

Long-term debt, less current portion, including capital leases*	2,366,268	2,023,875

Total debt and capital lease obligations	$2,421,978	$2,079,585

Shareholders’ deficit:
Common stock and additional paid-in capital, par value $0.01 per share; 150,000,000 shares authorized and 115,763,510 shares issued and outstanding on an actual basis, 300,000,000 shares authorized and 129,606,179 shares issued and outstanding on an as adjusted basis	4,554	494,357
Accumulated deficit	(1,371,772)	(1,399,406)
Accumulated other comprehensive income	7,695	7,695

Deficit attributable to Quintiles Transnational Holdings Inc.’s shareholders	(1,359,523)	(897,355)
Equity attributable to noncontrolling interests	479	479

Total shareholders’ deficit	(1,359,044)	(896,876)

Total capitalization	$1,062,934	$1,182,709

*	As presented on the face of our consolidated balance sheet, which is net of unamortized discounts of $22,908.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book deficit per share of our common stock immediately after this offering. Dilution results from the fact that the initial public offering price per share of common stock is substantially in excess of the net tangible book deficit per share of our common stock attributable to the existing shareholders for our presently outstanding shares of common stock. Our net tangible book deficit per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock issued and outstanding.

Our net tangible book deficit as of December 31, 2012 was approximately $(1,980.8) million, or $(17.11) per share, based on 115,763,510 shares of our common stock outstanding as of December 31, 2012. Dilution is calculated by subtracting net tangible book deficit per share of our common stock from the assumed initial public offering price per share of our common stock.

Without taking into account any other changes in such net tangible book deficit after December 31, 2012, after giving effect to the sale of 13,815,789 shares of our common stock in this offering assuming an initial public offering price of $38.00 per share (the midpoint of the offering range shown on the cover of this prospectus), less the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book deficit as of December 31, 2012 would have been approximately $(1,491.0) million, or $(11.51) per share of common stock. This amount represents an immediate decrease in net tangible book deficit of $5.60 per share of our common stock to the existing shareholders and immediate dilution in net tangible book deficit of $(49.51) per share of our common stock to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$38.00
Net tangible book deficit per share as of December 31, 2012, before giving effect to this offering	$(17.11)
Decrease in net tangible book deficit per share attributable to investors purchasing shares in this offering	$5.60

Pro forma net tangible book deficit per share, after giving effect to this offering		$(11.51)

Dilution in as adjusted net tangible book deficit per share to investors in this offering		$(49.51)

A $1.00 increase (decrease) in the assumed initial public offering price of $38.00 per share of our common stock would decrease (increase) the pro forma as adjusted net tangible book deficit per share of our common stock after giving effect to this offering by $13.8 million, or by $0.11 per share of our common stock, assuming no change to the number of shares of our common stock offered by us as set forth on the front cover page of this prospectus and after deducting the estimated underwriting discounts and expenses payable by us.

The following table summarizes, as of December 31, 2012, on the pro forma basis described above, the total number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share of our common stock paid by purchasers of such shares and by new investors purchasing shares of our common stock in this offering.

	Shares Purchased (000s)		Total Consideration (000s)		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	109,842	85%	$1,308,504	64%	$11.91
New investors	19,737	15%	$750,000	36%	$38.00

Total	129,579	100%	$2,058,504	100%	$15.89

The total number of shares of our common stock reflected in the table and discussion above is based on shares of common stock outstanding on a pro forma basis, as of December 31, 2012, and excludes, as of December 31, 2012:

•	11,054,690 shares of common stock issuable upon exercise of options outstanding as of December 31, 2012 at a weighted-average exercise price of $17.17 per share; and

•	an aggregate of 1,021,690 shares of common stock reserved for future issuance under our stock incentive plans.

To the extent that we grant options to our employees or directors in the future, and those options or existing options are exercised or other issuances of shares of our common stock are made, there will be further dilution to new investors.

SELECTED AND PRO FORMA CONSOLIDATED FINANCIAL DATA

We have derived the following consolidated statement of income data for 2012, 2011 and 2010 and consolidated balance sheet data as of December 31, 2012 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the following consolidated statement of income data for 2009 and 2008 and consolidated balance sheet data as of December 31, 2010, 2009 and 2008 from our audited consolidated financial statements not included in this prospectus. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results we may achieve in any future period.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except per share data)
Statement of Income Data:
Service revenues	$3,692,298	$3,294,966	$3,060,950	$3,010,793	$2,875,595
Reimbursed expenses	1,173,215	1,032,782	863,070	888,795	886,864

Total revenues	4,865,513	4,327,748	3,924,020	3,899,588	3,762,459
Costs, expenses and other:
Costs of revenues	3,632,582	3,185,787	2,804,837	2,783,591	2,755,252
Selling, general and administrative	817,755	762,299	698,406	684,466	689,032
Restructuring costs	18,741	22,116	22,928	(141)	2,369
Transaction expenses(1)	—	—	—	—	37,500
Impairment charges(2)	—	12,295	2,844	15,453	26,876

Income from operations	396,435	345,251	395,005	416,219	251,430
Interest expense, net	131,304	105,126	137,631	106,037	135,432
Loss on extinguishment of debt	1,275	46,377	—	—	—
Other (income) expense, net	(3,572)	9,073	15,647	9,622	(14,792)
Gain on sale of business assets(3)	—	—	—	—	(17,472)

Income before income taxes and equity in earnings (losses) of unconsolidated affiliates	267,428	184,675	241,727	300,560	148,262
Income tax expense	93,364	15,105	77,582	88,253	123,306

Income before equity in earnings (losses) of unconsolidated affiliates	174,064	169,570	164,145	212,307	24,956
Equity in earnings (losses) from unconsolidated affiliates(4)	2,567	70,757	1,110	(2,729)	8,054

Net income-continuing operations	176,631	240,327	165,255	209,578	33,010
Gain from sale of discontinued operation, net of taxes(5)	—	—	—	—	2,285

Net income	176,631	240,327	165,255	209,578	35,295
Net loss (income) attributable to noncontrolling interests	915	1,445	(4,659)	485	(154)

Net income attributable to Quintiles Transnational Holdings Inc.	$177,546	$241,772	$160,596	$210,063	$35,141

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except per share data)
Earnings per common share from continuing operations attributable to common shareholders:
Basic earnings per share	$1.53	$2.08	$1.38	$1.80	$0.28
Diluted earnings per share	$1.51	$2.05	$1.36	$1.79	$0.28
Cash dividends declared per common share	$4.91	$2.48	$0.58	$4.57	$—

Weighted average common shares outstanding:
Basic	115,710	116,232	116,418	116,499	115,566
Diluted	117,796	117,936	118,000	117,509	116,274

Unaudited Pro Forma Data:(6)
Basic earnings per common share	$1.41
Diluted earnings per common share	$1.39
Weighted average common shares outstanding:
Basic	125,981
Diluted	128,067

Unaudited As Adjusted Pro Forma Data:(6)
Net income	$190,860
Basic earnings per common share	$1.41
Diluted earnings per common share	$1.39
Weighted average common shares outstanding:
Basic	135,350
Diluted	137,436

Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$335,701	$160,953	$378,160	$484,474	$206,201
Investing activities	(132,233)	(224,838)	(141,434)	(90,465)	(99,198)
Financing activities	(146,873)	(59,309)	(153,081)	(270,189)	(99,079)

Other Financial Data:
Adjusted service revenues(7)	$3,692,298	$3,294,966	$2,996,752	$2,923,791	$2,781,944
EBITDA(7)	499,587	452,562	464,685	482,247	372,903
Adjusted EBITDA(7)	543,718	490,424	462,760	463,885	323,123
Adjusted net income(7)	208,931	191,005	161,796	214,004	70,238
Diluted adjusted net income per share(7)	1.77	1.62	1.37	1.82	0.60
Capital expenditures	(71,336)	(75,679)	(80,236)	(85,932)	(98,692)
Cash dividends paid to common shareholders	(567,851)	(288,322)	(67,493)	(532,327)	—
Net new business(8)	4,501,200	4,044,100	3,551,500	3,641,400	3,519,200

	As of December 31,
	2012	2011	2010	2009	2008
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$567,728	$516,299	$646,615	$565,774	$424,875
Investments in debt, equity and other securities	35,951	22,106	1,557	61,713	77,595
Trade accounts receivable and unbilled services, net	745,373	691,038	570,160	584,200	639,831
Property and equipment, net	193,999	185,772	184,494	199,415	188,059
Total assets	2,499,153	2,322,917	2,064,887	2,112,734	2,079,226
Total long-term liabilities	2,540,233	2,100,380	1,827,160	1,904,595	1,434,369
Total debt and capital leases(9)	2,444,886	1,990,196	1,704,896	1,876,607	1,581,451
Total shareholders’ deficit	(1,359,044)	(969,596)	(900,359)	(907,515)	(615,604)

Other Financial Data:
Backlog(8)	$8,704,500	$7,972,900	$7,115,300	$6,494,400	$6,165,400

(1)    On December 14, 2007, we initiated the Major Shareholder Reorganization, which was a share purchase transaction that involved the sale of shares of our common stock by certain of our shareholders to other existing shareholders or their affiliates, as well as third parties, and the issuance of common stock to new investors. Related to these transactions, in 2008 we paid a transaction fee of $37.5 million to affiliates of the new investors.

(2)    We incurred other than temporary losses on marketable and non-marketable equity securities of $11.3 million and $15.6 million, respectively, during the year ended December 31, 2008. We incurred other than temporary losses on marketable and non-marketable equity securities of $4.4 million and $9.4 million, respectively, and an impairment of a long-lived asset of $1.7 million during the year ended December 31, 2009. Refer to our audited financial statements included elsewhere in this prospectus for information on other than temporary losses and long-lived asset impairments during the years ended December 31, 2012, 2011 and 2010.

(3)    In October 2008, we sold our clinical supplies and depot operations for approximately $18.5 million in cash, net of expenses, which resulted in a gain of $17.5 million.

(4)    In November 2011, we sold our investment in Invida Pharmaceutical Holdings Pte. Ltd., or Invida, for approximately $103.6 million of net proceeds resulting in gain of approximately $74.9 million.

(5)    In June 2007, we sold a healthcare policy research and consulting business for $64 million in cash. The sale resulted in a gain of $34.6 million, of which $1.9 million (net of taxes of $1.3 million) was recorded in 2008 after certain purchase contingencies were satisfied. In 2008, after certain purchase contingencies were satisfied related to the sale of another business in 2004, we recognized a $370,000 gain (net of taxes of $248,000).

(6)    Pro forma information is unaudited and is prepared in accordance with Article 11 of Regulation S-X.

Pro Forma Earnings Per Share

We declared and paid dividends to shareholders of $567.9 million during 2012. Under certain interpretations of the SEC, dividends declared in the year preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividends exceeded earnings during such period. As such, unaudited pro forma earnings per share for 2012 gives effect to the number of shares whose proceeds are deemed to be necessary to pay the dividend amount that is in excess of 2012 earnings, up to the amount of shares assumed to be issued in the offering.

The following presents the computation of pro forma basic and diluted earnings per share:

Numerator:	Year Ended December 31, 2012
(in thousands, except per share data)
Net income attributable to Quintiles Transnational Holdings Inc.	$177,546

Denominator:
Common shares used in computing basic income per common share	115,710
Adjustment for common shares assumed issued in this offering necessary to pay dividends in excess of earnings(a)	10,271

Basic pro forma weighted average common shares outstanding	125,981

Basic pro forma earnings per share	$1.41

Basic pro forma weighted average common shares outstanding	125,981
Diluted effect of securities	2,086

Diluted pro forma weighted average common shares outstanding	128,067

Diluted pro forma earnings per share	$1.39

(a) Dividends declared in the past 12 months	$567,851
Net income attributable to Quintiles Transnational Holdings Inc. in the past twelve months	177,546

Dividends paid in excess of earnings	$390,305

Offering price per common share	$38.00

Common shares assumed issued in this offering necessary to pay dividends in excess of earnings	10,271

As Adjusted Pro Forma Earnings Per Share

In addition to the effect of the pro forma earnings per share for dividends noted above, as adjusted pro forma earnings per share gives effect to the number of common shares whose proceeds will be used to repay approximately $356.0 million of outstanding indebtedness, including related fees and expenses. We intend to use (i) approximately $306.0 million of the net proceeds to pay all amounts outstanding under the $300.0 million term loan obtained by Quintiles Holding in February 2012, including related fees and expenses, and (ii) approximately $50.0 million of the net proceeds to repay indebtedness under our senior secured credit facilities.

The following presents the computation of as adjusted pro forma basic and diluted earnings per share:

Numerator:	Year Ended December 31, 2012
(in thousands, except per share data)

Net income attributable to Quintiles Transnational Holdings Inc.	$177,546
Interest expense, net of tax(b)	12,108
Amortization of debt issuance costs and discount, net of tax(b)	1,207

As adjusted pro forma net income	$190,860

Denominator:

Common shares used in computing pro forma basic earnings per share	125,981
Adjustment for common shares used to repay outstanding indebtedness(c)	9,368

Basic as adjusted pro forma weighted average common shares outstanding	135,350

Basic as adjusted pro forma earnings per share	$1.41

Basic as adjusted pro forma weighted average common shares outstanding	135,350
Diluted effect of securities	2,086

Diluted as adjusted pro forma weighted average common shares outstanding	137,436

Diluted as adjusted pro forma earnings per share	$1.39

(b)	These adjustments reflect the elimination of historical interest expense and amortization of debt issuance costs and discount (net of tax at an effective rate of 38.5%) after reflecting the pro forma reduction of our $300 million term loan facility executed in February 2012, and an additional $50.0 million of term loans under our senior secured credit facilities with the proceeds from this offering as follows:

	Dates Outstanding	Interest Expense	Amortization of Debt Issue Costs and Discount	Tax Effect	Total
	(in thousands)
February 2012 Term Loan ($300 million, 7.5% rate of interest)	2/26/12 to 12/31/12	$19,250	$1,801	$(8,105)	$12,946
Term Loan B-1 ($50.0 million, 4.5% rate of interest)	10/22/12 to 12/31/12	438	161	(230)	369

Total		$19,688	$1,962	$(8,335)	$13,315

(c) Indebtedness (including expenses) to be repaid with proceeds from this offering	$356,000

Offering price per common share	$38.00

Common shares assumed issued in this offering to repay indebtedness	9,368

(7)    We report our financial results in accordance with GAAP. To supplement this information, we also use the following non-GAAP financial measures in this prospectus: adjusted service revenues, EBITDA, adjusted EBITDA and adjusted net income (including diluted adjusted net income per share). Adjusted service revenues exclude service revenues from our former Capital Solutions segment, which we wound down after the deconsolidation of PharmaBio in November 2010. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) represent non-GAAP EBITDA and GAAP net income (and diluted GAAP net income per share), respectively, further adjusted to exclude certain expenses that we do not view as part of our core operating results, including management fees, restructuring costs, transaction expenses, bonuses paid to certain holders of stock options, impairment charges, and gains or losses from sales of businesses, business assets or extinguishing debt. Adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) also exclude the results of our historical Capital Solutions segment, except for certain costs that we retained on a go-forward basis. Management believes that these non-GAAP measures provide useful supplemental information to management and investors regarding the underlying performance of our business operations and facilitate comparisons of our results subsequent to the deconsolidation of PharmaBio in November 2010 with our results prior to the deconsolidation of PharmaBio. Management also believes that these measures are more indicative of our core operating results as they exclude certain items whose fluctuations from period-to-period do not necessarily correspond to changes in the core operations of the business. These non-GAAP measures are performance measures only and are not measures of our cash flows or liquidity. Adjusted service revenues, EBITDA, adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) are non-GAAP financial measures that are not in accordance with, or an alternative for, measures of financial performance prepared in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Investors and potential investors are encouraged to review the following reconciliations of adjusted service revenues, EBITDA, adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) to our closest reported GAAP measures:

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except per share data)
Adjusted Service Revenues, EBITDA and Non-GAAP Adjusted EBITDA:

Non-GAAP Adjusted Service Revenues:
GAAP service revenues as reported	$3,692,298	$3,294,966	$3,060,950	$3,010,793	$2,875,595
Deconsolidation of PharmaBio (c)	—	—	(64,198)	(87,002)	(93,651)

Adjusted service revenues	$3,692,298	$3,294,966	$2,996,752	$2,923,791	$2,781,944

Non-GAAP Adjusted EBITDA: GAAP net income as reported	$176,631	$240,327	$165,255	$209,578	$35,295
Interest expense, net	131,304	105,126	137,631	106,037	135,432
Income tax expense	93,364	15,105	77,582	88,253	124,854
Depreciation and amortization	98,288	92,004	84,217	78,379	77,322

Non-GAAP EBITDA	499,587	452,562	464,685	482,247	372,903

Restructuring costs	18,741	22,116	22,928	(141)	2,369
Transaction expenses	—	—	—	—	37,500
Impairment charges	—	12,295	2,844	15,453	26,876
Incremental share-based compensation expense (a)	13,637	2,553	—	7,086	—
Bonus paid to certain holders of stock options	11,308	10,992	—	9,962	—
Management fees (b)	5,309	5,213	5,159	5,068	4,913
Loss on extinguishment of debt	1,275	46,377	—	—	—
Other (income) expense, net	(3,572)	9,073	15,647	9,622	(14,792)
Gain on sale of business assets	—	—	—	—	(17,472)
Equity in losses (earnings) from unconsolidated affiliates	(2,567)	(70,757)	(1,110)	2,729	(8,054)
Gain from sale of discontinued operation	—	—	—	—	(3,833)
Deconsolidation of PharmaBio (c)	—	—	(47,393)	(68,141)	(77,287)

Non-GAAP adjusted EBITDA	$543,718	$490,424	$462,760	$463,885	$323,123

Non-GAAP Adjusted Net Income:
GAAP net income as reported	$176,631	$240,327	$165,255	$209,578	$35,295
Net (income) loss attributable to Noncontrolling interests	915	1,445	(4,659)	485	(154)
Restructuring costs	18,741	22,116	22,928	(141)	2,369
Transaction expenses	—	—	—	—	37,500
Impairment charges	—	12,295	2,844	15,453	26,876
Incremental share-based compensation expense (a)	13,637	2,553	—	7,086	—
Bonus paid to certain holders of stock options	11,308	10,992	—	9,962	—
Management fees (b)	5,309	5,213	5,159	5,068	4,913
Loss on extinguishment of debt	1,275	46,377	—	—	—
Interest rate swap termination fee	—	11,630	—	—	—
Gain on sale of business assets	—	(74,880)	—	—	(17,472)
Gain from sale of discontinued operation (net of tax)	—	—	—	—	(2,285)
Deconsolidation of PharmaBio (c)	—	—	(28,979)	(31,020)	(21,918)
Tax effect of non-GAAP adjustments (d)	(18,885)	(21,063)	(752)	(2,467)	9,714
Other income tax adjustments (d)	—	(66,000)	—	—	(4,600)

Non-GAAP adjusted net income	$208,931	$191,005	$161,796	$214,004	$70,238

Diluted weighted average common shares outstanding	117,796	117,936	118,000	117,509	116,274
Diluted non-GAAP adjusted net income per share	$1.77	$1.62	$1.37	$1.82	$0.60

(a)    Incremental expense incurred for repricings of share-based awards. The amount represents only the incremental amount of share-based compensation expense incurred in the quarter that the repricing occurred.

(b)    Management fees are paid to affiliates of certain of our major investors, including the Sponsors and an entity affiliated with Dr. Gillings, and will terminate upon completion of this offering. These fees are discussed more fully in Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

(c)    Prior to January 1, 2011, our operations included a third segment, Capital Solutions. This segment consisted primarily of the activities of our former subsidiary PharmaBio. PharmaBio was responsible for facilitating non-traditional customer alliances, including our 2002 agreement with Lilly to support Lilly in its commercialization efforts for Cymbalta® in the United States. In December 2009, we spun off PharmaBio to our shareholders.

In November 2010, we deconsolidated PharmaBio. Effective January 1, 2011, we changed the composition of our reportable segments. Integrated Healthcare Services now includes, beginning on January 1, 2011, our commercial rights and royalties revenues. For periods prior to January 1, 2011, however, all commercial rights and royalties revenues, including the activities of PharmaBio that we were required to consolidate in our operations until November 2010, remain presented in Capital Solutions for historical presentation purposes. Because of our change in segments, effective as of January 1, 2011, certain expenses, primarily compensation-related expenses, that previously were included in Capital Solutions are presented in Product Development and Integrated Healthcare Services, as these expenses are now borne by these respective groups. For periods prior to January 1, 2011, however, these expenses continue to be presented in Capital Solutions as they represent expenses of this segment during these periods.

In order to facilitate comparisons of our results following the changes in our reportable segments that were effective on January 1, 2011, our adjusted service revenues, adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) for periods prior to January 1, 2011 exclude the results of our historical Capital Solutions segment, net of the expenses discussed above that were previously included in Capital Solutions prior to that date but, beginning on January 1, 2011, are presented in Product Development and Integrated Healthcare Services. Retained service revenues were intersegment revenues reported within our Product Development and Integrated Healthcare Services segments related to services provided to our Capital Solutions segment and were eliminated in consolidation. If PharmaBio had been spun off as of the beginning of the earliest period presented, it would have been an unconsolidated third-party during these periods; therefore these service revenues would have been retained and reflected within our consolidated service revenues. The following table presents a reconciliation of the PharmaBio deconsolidation adjustments included in the table above to service revenues and income from operations, our segment performance measures, for Capital Solutions for each period presented.

	Year Ended December 31,
	2010	2009	2008
	(in thousands)
Capital Solutions service revenues, as reported	$116,406	$169,898	$191,395
Retained service revenues	(52,208)	(82,896)	(97,744)

Deconsolidation of PharmaBio — non-GAAP adjusted service revenues	$64,198	$87,002	$93,651

Capital Solutions income from operations, as reported	$30,522	$55,259	$60,236
Retained costs	16,782	12,642	16,266
Interest expense, net	(20,596)	(38,308)	(53,810)
Other income (loss)	2,271	1,427	(774)

Deconsolidation of PharmaBio — non-GAAP adjusted net income	28,979	31,020	21,918

Depreciation and amortization	89	240	785
Interest expense, net	20,596	38,308	53,810
Other (income) loss	(2,271)	(1,427)	774

Deconsolidation of PharmaBio — non-GAAP adjusted EBITDA	$47,393	$68,141	$77,287

For more information regarding the presentation of our segments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segments” and Note 23 to our audited consolidated financial statements included elsewhere in this prospectus.

(d)    Deductible non-GAAP adjustments were tax effected at their effective rate of 38.5%, with the exception of gains on sale of businesses, which were tax effected at the effective rates for those transactions of 29.0% and 82.6% in 2011 and 2008, respectively. Other income tax adjustments are set forth in the table below, in thousands:

	Year Ended December 31,
	2011	2008
Release of significant FIN 48 reserves	$(17,300)	$(4,600)
Impact of amending prior year United States income tax returns to claim foreign tax credits rather than foreign tax deductions on foreign source income	(48,700)	—

Total	$(66,000)	$(4,600)

(8)    Net new business is the value of services awarded during the period from projects under signed contracts, letters of intent and, in some cases, pre-contract commitments that are supported by written communications, adjusted for contracts that were modified or canceled during the period. Consistent with our methodology for calculating net new business during a particular period, backlog represents, at a particular point in time, future service revenues from work not yet completed or performed under signed contracts, letters of intent and, in some cases, pre-contract commitments that are supported by written communications.

(9)    Excludes $22.9 million, $18.3 million, $8.3 million and $10.4 million of unamortized discounts as of December 31, 2012, 2011, 2010 and 2009, respectively. 2010, 2009 and 2008 include $7.5 million, $164.9 million and $312.6 million, respectively, of debt related to activities in our Capital Solutions segment, which primarily consisted of our former subsidiary PharmaBio that was deconsolidated in 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are the world’s largest provider of biopharmaceutical development services and commercial outsourcing services. We are positioned at the intersection of business services and healthcare and generated $3.7 billion of service revenues in 2012, conduct business in approximately 100 countries and have approximately 27,000 employees. We use the breadth and depth of our service offerings, our global footprint and our therapeutic, scientific and analytics expertise to help our biopharmaceutical customers, as well as other healthcare customers, navigate the increasingly complex healthcare environment to improve efficiency and to deliver better healthcare outcomes.

Our business is currently organized in two reportable segments, Product Development and Integrated Healthcare Services.

Product Development

Product Development provides services and expertise that allow biopharmaceutical companies to outsource the clinical development process from first in man trials to post-launch monitoring. Our comprehensive service offering provides the support and functional expertise necessary at each stage of development, as well as the systems and analytical capabilities to help our customers improve product development efficiency and effectiveness.

Product Development is comprised of clinical solutions and services and consulting. Clinical solutions and services provides services necessary to develop biopharmaceutical products, including project management and clinical monitoring functions for conducting multi-site trials (generally Phase II-IV) (collectively “core clinical”) and clinical trial support services that improve clinical trial decision making and include global laboratories, data management, biostatistical, safety and pharmacovigilance, and early clinical development trials, and strategic planning and design services that improve decisions and performance. Consulting provides strategy and management consulting services based on life science expertise and advanced analytics, as well as regulatory and compliance consulting services.

Integrated Healthcare Services

Integrated Healthcare Services provides the healthcare industry with both broad geographic presence and commercial capabilities. Our customized commercialization services are designed to accelerate the commercial success of biopharmaceutical and other health-related products. Integrated Healthcare Services provides a broad array of services including commercial services, such as providing contract pharmaceutical sales forces in key geographic markets, as well as a growing number of healthcare business services for the broader healthcare sector. Service offerings include commercial services (sales representatives, strategy, marketing communications and other areas related to commercialization), outcome research (drug therapy analysis, real-world research and evidence-based medicine, including research studies to prove a drug’s value) and payer and provider services (comparative and cost-effectiveness research capabilities, clinical management analytics, decision support services, medication adherence and health outcome optimization services, and web-based systems for measuring quality improvement).

Capital Solutions (Historical)

Prior to January 1, 2011, our operations included a third segment, Capital Solutions. This segment consisted primarily of the activities of our former subsidiary PharmaBio. PharmaBio was responsible for facilitating non-traditional customer alliances, including our 2002 agreement with Lilly to support Lilly in its commercialization efforts for Cymbalta® in the United States. Under this agreement, we made marketing and milestone payments to Lilly and agreed to provide sales representatives to promote Cymbalta® during the first five years following its launch in August 2004. In exchange for these payments and services, Lilly agreed to pay us royalties on sales of Cymbalta® for certain indications in the United States for eight years following launch. PharmaBio monetized certain of its Cymbalta® rights to a third party in exchange for upfront cash payments.

In December 2009, we spun off PharmaBio to our shareholders. Because we determined that PharmaBio was a variable interest entity for which we were the primary beneficiary, we continued to consolidate PharmaBio in our results of operations, financial position and cash flows following the spin-off. In November 2010, we completed certain actions related to our relationships and arrangements with PharmaBio, including terminating our agreement to provide management and other administrative services to PharmaBio and terminating certain guarantees and indemnities with respect to certain obligations spun off with PharmaBio. As a result, we determined that we no longer controlled PharmaBio. As such, effective in November 2010, we no longer consolidate PharmaBio in our results of operations, financial position and cash flows.

As a result of these changes in our business, effective January 1, 2011, we changed the composition of our reportable segments. Certain expenses, primarily compensation-related, that previously were included in Capital Solutions have been presented in Product Development and Integrated Healthcare Services, as these expenses are now borne by these respective segments because we retained these expenses following the spin-off and subsequent deconsolidation of PharmaBio. For periods prior to January 1, 2011, however, these expenses continue to be presented in Capital Solutions as they represent expenses related to the operation of this segment during these periods.

Industry Outlook

The potential of the CRO market served by Product Development is primarily a function of two variables: biopharmaceutical R&D spend and the proportion of this spend that is outsourced (outsourcing penetration). Despite continued softness in the economy and concern about global credit markets, we expect outsourced clinical development to CROs to grow 5%-8% annually from 2012 to 2015. Of this annual growth, we believe that up to 2% will be derived from increased R&D expenditures, with the remainder coming from increased outsourcing penetration. We estimate that overall outsourcing penetration in 2011 was 33%. We believe that our customers will continue to outsource a greater part of their activities to transform their value chain away from a vertically integrated model and focus on their core competencies to lower risk and improve return, with a focus on selecting outsourcing partners that are able to demonstrate the ability to provide flexible and efficient delivery models that leverage patient data to help biopharmaceutical companies deliver more effective patient outcomes. We believe that increased demand will create new opportunities for biopharmaceutical services companies, particularly those with a global reach.

Integrated Healthcare Services historically has focused on biopharmaceutical companies seeking to commercialize their products. The total market served by Integrated Healthcare Services is diverse, which makes it difficult to estimate the current amount of outsourced integrated healthcare services and the expected growth in such services. However, based on our knowledge of these markets we believe that, while the rate of outsourcing penetration varies by market within Integrated Healthcare Services, the overall outsourcing penetration of the estimated $88 billion addressable market is not more than 15%. We believe that the market for payer and provider and outcome services will evolve and expand, and as a result, there will be opportunities to grow our revenues and expand our service offerings, including to payers who are looking to improve the cost-effectiveness of drug therapies and providers who are looking to make evidence-based decisions regarding treatment decisions.

As business models continue to evolve in the healthcare sector, we believe that the growth rate for outsourcing across the Integrated Healthcare Services markets will be similar to the growth in clinical development.

Acquisitions

We completed a number of acquisitions in 2011 and 2012 to enhance our capabilities and offerings in certain areas. In October 2011, we acquired Outcome Sciences, Inc., or Outcome, for approximately $177.0 million (including $12.1 million of acquired cash) to strengthen our late phase research offerings and VCG&A, Inc. and its wholly owned subsidiary, VCG BIO, Inc., or collectively VCG, for $8.7 million (with contingent consideration of up to $6.0 million) to strengthen our commercial services. In November 2011, we acquired Advion BioServices, Inc. (now Quintiles BioSciences, Inc.), or Advion, for $54.9 million to enhance our biomarker and other advanced testing capabilities. In August 2012, we acquired Expression Analysis, Inc., or Expression Analysis, for $39.7 million (with contingent consideration of up to $3.5 million) to enhance our genetic sequencing and advanced bioinformatics expertise. See Note 15 to our audited consolidated financial statements found elsewhere in this prospectus for additional information with respect to these acquisitions. The results of operations of acquired businesses have been included since the date of acquisition and were not significant to our consolidated results of operations.

Sources of Revenue

Total revenues are comprised of service revenues and revenues from reimbursed expenses. Service revenues primarily include the revenue we earn from providing product development and commercialization services to our customers, with product development services representing 73.9% of our 2012 service revenues and commercialization services representing 25.2% of our 2012 service revenues. Our service revenues also include, or have historically included, product sales and commercial rights and royalties revenues. Product sales, which are less than 1% of consolidated service revenues for all periods presented, represent sales of pharmaceutical products pursuant to distribution agreements. Commercial rights and royalties revenues primarily include royalties and commissions that we receive on our customers’ product sales in exchange for providing product development or commercial services and primarily related to PharmaBio, which was deconsolidated in November 2010. We did not have any commercial rights and royalties revenues in 2012 or 2011. Reimbursed expenses are comprised principally of payments to physicians (investigators) who oversee clinical trials and travel expenses for our clinical monitors and sales representatives. Reimbursed expenses may fluctuate from period-to-period due, in part, to where we are in the lifecycle of the many contracts that are in progress at a particular point in time. For instance, these pass-through costs tend to be higher during the early phases of clinical trials as a result of patient recruitment efforts. As reimbursed expenses are pass-through costs to our customers with little to no profit and we believe that the fluctuations from period to period are not meaningful to our underlying performance, we do not provide analysis of the fluctuations in these items or their impact on our financial results.

Costs and Expenses

Our costs and expenses are comprised primarily of our costs of revenues and selling, general and administrative expenses.

Our costs of revenues consist of service costs and reimbursed expenses. Service costs include compensation and benefits for billable employees, depreciation of assets used in generating revenue and other expenses directly related to service contracts such as courier fees, laboratory supplies, professional services, travel expenses and the cost of products sold under distribution agreements. As noted above, reimbursed expenses are comprised principally of payments to physicians (investigators) who oversee clinical trials and travel expenses for our clinical monitors and sales representatives.

Selling, general and administrative expenses include costs related to administrative functions including compensation and benefits, travel, professional services, training and expenses for advertising, IT, facilities and depreciation and amortization.

Foreign Currency Fluctuations

The impact from foreign currency fluctuations and constant currency information assumes constant foreign currency exchange rates based on the rates in effect for the comparable prior-year period were used in translation. We believe that providing the impact of fluctuations in foreign currency rates on certain financial results can facilitate analysis of period-to-period comparisons of business performance.

Results of Operations

Year ended December 31, 2012 compared to the year ended December 31, 2011 and the year ended December 31, 2011 compared to the year ended December 31, 2010

Backlog

We began 2012 in a strong position as backlog in place at the beginning of the year of $8.0 billion was 12% higher as compared to the beginning of 2011. The higher backlog in place as we entered 2012 was primarily the result of 14% net new business growth in 2011 as compared to 2010, which was a result of growth from Product Development (concentrated in Japan and Asia-Pacific), as well as growth from Integrated Healthcare Services (concentrated in Europe and North America). Net new business grew 11% in 2012 to $4.5 billion, of which $1.5 billion was generated in the fourth quarter, from $4.0 billion in 2011, with the growth driven by Product Development. Product Development’s net new business increased 14% to $3.5 billion in 2012, of which $1.1 billion was generated in the fourth quarter, as compared to $3.0 billion in 2011, led by increases in core clinical in Europe and North America and increases in our late phase, global laboratory and consulting service offerings. Factors contributing to Product Development’s net new business growth in 2012 included increases in our core clinical service offerings in Europe and North America resulting from overall growth in those markets, our ability to leverage our expanding breadth of service offerings in late phase as well as global laboratories due in part to acquisitions made in 2011 and 2012, and net new business for consulting services related to assisting a customer on a regulatory compliance project. These increases were partially offset by lower net new business in the Asia-Pacific and Latin America and from our early clinical development service offerings. Integrated Healthcare Services’ net new business was $1.0 billion in 2012 and 2011.

Our backlog at December 31, 2012 was $8.7 billion compared to backlog of $8.0 billion at December 31, 2011. Although an increase in backlog will generally result in an increase in revenues to be recognized over time (depending on the level of cancellations), an increase in backlog at a particular point in time does not necessarily correspond directly to an increase in revenues during a particular period. The extent to which contracts in backlog will result in revenue depends on many factors, including but not limited to delivery against projected schedules, the need for scope changes (change orders), contract cancellations and the nature, duration, size, complexity and phase of the contracts, each of which factors can vary significantly from time to time. For example, our December 31, 2012 backlog included a higher concentration of projects in the planning and start up stages than our backlog at the beginning of 2012. These stages typically generate revenue at a slower rate than projects that are in more advanced stages of their life cycle. Our $8.7 billion of backlog at December 31, 2012 included approximately $5.6 billion of backlog that we do not expect to generate revenue during 2013 as compared to our $8.0 billion of backlog at December 31, 2011, which included approximately $5.0 billion of backlog that we did not expect to generate revenue during 2012. Our ability to continue to grow revenues in the near term at rates comparable to our recent historical results will depend on many factors, including but not limited to the factors affecting the rate at which revenues are derived from backlog, continued growth in net new business that will generate revenue and factors not within our control such as economic conditions and trends in the industry in which we do business.

Revenues

				Change
	Year Ended December 31,			2012 vs. 2011		2011 vs. 2010
	2012	2011	2010	$	%	$	%
	(dollars in thousands)
Service revenues	$3,692,298	$3,294,966	$3,060,950	$397,332	12.1%	$234,016	7.6%
Reimbursed expenses	1,173,215	1,032,782	863,070	140,433	13.6	169,712	19.7

Total revenues	$4,865,513	$4,327,748	$3,924,020	$537,765	12.4%	$403,728	10.3%

Overall, our service revenues increased $397.3 million, or 12.1%, in 2012 as compared to 2011. This increase is comprised of constant currency revenue growth of approximately $374.4 million, or 11.4%, and $84.6 million, or 2.6%, from businesses acquired in the fourth quarter of 2011 and the third quarter of 2012, partially offset by a negative impact of approximately $61.7 million from the effects of foreign currency fluctuations. The constant currency revenue growth was related to both of our segments, with Product Development contributing $293.8 million and Integrated Healthcare Services contributing $80.6 million. The increase in revenue was primarily related to delivery on greater backlog coverage in place as we entered the year and the growth in net new business in Product Development during 2012, as described above under “—Backlog.” The positive impact our expanding backlog had on the revenue increase was tempered by a competitive pricing environment. Product Development revenue has continued to be impacted by lower revenue from early clinical development services as a result of overcapacity in the marketplace.

Overall, our service revenues increased $234.0 million, or 7.6%, in 2011 as compared to 2010. This increase is comprised of constant currency revenue growth of approximately $258.2 million, or 8.4%, a positive impact of approximately $80.8 million from the effects of foreign currency fluctuations, $11.5 million from businesses acquired in the fourth quarter of 2011 and a negative impact of $116.4 million from the deconsolidation of PharmaBio during the fourth quarter of 2010. The constant currency revenue growth was related to growth in both of our current segments, with Product Development contributing $189.9 million (excluding both the impact of foreign currency fluctuations and loss of intersegment revenues upon the deconsolidation of PharmaBio) and Integrated Healthcare Services contributing $68.3 million (excluding both the impact of foreign currency fluctuations and the loss of intersegment revenues upon the deconsolidation of PharmaBio). This increase in revenue in both segments was primarily related to delivery on greater backlog coverage in place as we entered 2011, as well as the growth in net new business in 2011, as described above under “—Backlog.” The positive impact on revenue from our expanding backlog was tempered by a competitive pricing environment. We also experienced lower revenue from early clinical development services as a result of overcapacity in the marketplace.

Costs of Revenues

				Change
	Year Ended December 31,			2012 vs. 2011		2011 vs. 2010
	2012	2011	2010	$	%	$	%
	(dollars in thousands)
Service costs	$2,459,367	$2,153,005	$1,941,767	$306,362	14.2%	$211,238	10.9%
Reimbursed expenses	1,173,215	1,032,782	863,070	140,433	13.6	169,712	19.7

Total costs of revenues	$3,632,582	$3,185,787	$2,804,837	$446,795	14.0%	$380,950	13.6%

Service costs as a % of service revenues	66.6%	65.3%	63.4%

When compared to 2011, service costs in 2012 increased $306.4 million. The increase included a constant currency increase in expenses of approximately $316.0 million and approximately $59.2 million from businesses acquired in the fourth quarter of 2011 and the third quarter of 2012, which was partially offset by a positive impact of approximately $68.8 million from the effects of foreign currency fluctuations. The constant currency service costs growth was due to an increase in compensation and related expenses and other expenses directly related to our service contracts. The increase in compensation and related expenses was primarily as a result of a growth-related increase in billable headcount, normal annual merit increases and an increase in incentive compensation. Also contributing to the increase in costs of service revenues was a $16.7 million reduction in the benefit from R&D grants received from France and Austria, an increase in third party costs, primarily related to a new agreement to distribute pharmaceutical products in Italy, and various other individually insignificant factors.

When compared to 2010, service costs in 2011 increased $211.2 million. This increase included a constant currency increase in expenses of approximately $139.9 million and approximately $71.3 million from the effect of foreign currency fluctuations. The constant currency increase was due to an increase in compensation and related expenses, primarily as a result of increased headcount related to higher resource requirements in 2011 to meet demand and to deliver on several large, complex projects, as well as normal annual merit increases in compensation, and various other individually insignificant factors. These increases were partially offset by R&D grants received from France and Austria, which were higher by approximately $22.3 million and reduced compensation expense, and by lower commercial rights and royalties related costs of approximately $30.4 million due to the deconsolidation of PharmaBio in November 2010.

Selling, General and Administrative Expenses

	Year Ended December 31,
	2012	2011	2010
	(dollars in thousands)
Selling, general and administrative expenses	$817,755	$762,299	$698,406
% of service revenues	22.1%	23.1%	22.8%

The $55.5 million increase in selling, general and administrative expenses in 2012 was caused by (1) incremental costs of approximately $30.4 million resulting from the business combinations completed during the fourth quarter of 2011 and the third quarter of 2012, of which approximately $8.7 million related to amortization of intangible assets acquired, (2) higher spend on business development and IT costs (including higher depreciation and amortization expense related to an increase in assets in service) and (3) an increase in share-based compensation expense, which includes the impact from the repricing of certain stock options in connection with dividends paid to our shareholders. The remaining increase was primarily the result of increases in compensation and related expenses including the impact of merit increases, an increase in headcount and higher incentive compensation. These increases were partially offset by a positive foreign currency impact of approximately $17.9 million and a reduction in facility costs due to a consolidation of offices in Europe (including lower depreciation and amortization expense due to fewer assets in service).

The increase in selling, general and administrative expenses in 2011 was caused by a foreign currency impact of $17.9 million, higher spending in business development related to higher headcount and investments in emerging markets, as well as higher facility costs primarily related to the opening of a new regional headquarters in the United Kingdom, higher depreciation and amortization related to an increase in depreciable assets in service, and expenses related to our refinancing in 2011, which consisted primarily of a bonus paid to certain holders of stock options. These increases were partially offset by a decline in marketing costs primarily due to a rebranding effort that caused higher expense in 2010, savings in 2011 from restructuring activity and lower share-based compensation expense.

Restructuring Costs

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Restructuring costs	$18,741	$22,116	$22,928

We recognized $18.7 million of restructuring charges, net of reversals for changes in estimates, during 2012, which was primarily related to our May 2012 restructuring plan to reduce staffing overcapacity and to rationalize non-billable support roles. This restructuring action will result in the elimination of approximately 280 positions, primarily in Europe. We believe that this plan will result in annual cost savings of approximately $15 to $25 million.

We recognized $22.1 million of restructuring charges, net of immaterial reversals for changes in estimates, during 2011, primarily related to our July 2011 restructuring plan to reduce staffing overcapacity and to rationalize non-billable support roles. As part of our July 2011 plan, approximately 290 positions were eliminated, primarily in North America and Europe.

In 2010, we implemented restructuring activities under a May 2010 plan to better align resources with our backlog and strategic direction. A follow on to this plan was approved in December 2010. We recognized approximately $22.9 million of restructuring charges in 2010, net of reversals and changes in estimate, related to these activities.

Impairment Charges

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Impairment charges	$—	$12,295	$2,844

During 2011, we recognized a $12.2 million impairment on long-lived assets used in our early clinical development services due to a decline in revenue as well as overcapacity in the market for early clinical development services. Refer to the related disclosure in our audited consolidated financial statements for the year ended December 31, 2012, included elsewhere in this prospectus, for more information on this impairment. We recognized impairment charges during 2010 primarily related to equity investments owned by our previously consolidated entity, PharmaBio.

Interest Income and Interest Expense

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Interest income	$(3,067)	$(3,939)	$(3,799)
Interest expense	134,371	109,065	141,430

Interest income includes interest received from bank balances and investments in debt securities.

Interest expense, which primarily represents interest expense incurred on credit arrangements including term loans and other notes and capital leases, increased in 2012 as compared to 2011 primarily as a result of the $300.0 million Holdings Term Loan, which Quintiles Holdings obtained in February 2012, and the $175.0 million Term Loan B-1, which Quintiles Transnational obtained under its credit agreement in October 2012. Interest expense decreased in 2011 as compared to 2010 primarily as a result of lower average interest rates incurred, which were partially offset by an increase in the average outstanding debt balance. See “—Liquidity and Capital Resources” for more information on our debt transactions.

Loss on Extinguishment of Debt

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Loss on extinguishment of debt	$1,275	$46,377	$—

During 2012, we recognized a $1.3 million loss on extinguishment of debt on a portion of the debt retired related to our 2012 refinancing. The loss on extinguishment of debt included approximately $634,000 of unamortized debt issuance costs, $631,000 of unamortized discount and $10,000 of fees and expenses.

During 2011, we recognized a $46.4 million loss on extinguishment of debt on a portion of the debt retired related to our 2011 refinancing and related transactions. The loss on extinguishment of debt included approximately $14.1 million of prepayment premiums, $15.2 million of unamortized debt issuance costs, $7.5 million of unamortized discount and $9.6 million of fees and expenses.

See “—Liquidity and Capital Resources” for more information on these transactions.

Other (Income) Expense, Net

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Other (income) expense, net	$ (3,572)	$9,073	$15,647

Included in other (income) expense, net were approximately $1.1 million of foreign currency net losses in 2012. In addition, 2012 included income of approximately $4.6 million due to changes in estimates related to the estimated earn-out payments, net of accretion expense, for two of our 2011 acquisitions.

Included in other expense for 2011 were approximately $1.9 million of foreign currency net gains compared to $17.9 million of foreign currency net losses in 2010. Also included in 2011 was $11.6 million of expense associated with the termination of interest rate swaps in connection with the refinancing that occurred in June 2011 as we deemed it to be unlikely that the previously forecasted transactions would occur.

In addition, other (income) expense, net includes investment gains and losses. Investment (losses) gains of $(61,000), $(16,000) and $2.3 million are included in 2012, 2011 and 2010, respectively. The gain in 2010 was positively impacted by a $2.0 million reversal of the reserve on the note with Discovery Laboratories, Inc., as the note was fully repaid during 2010.

Income Tax Expense

	Year Ended December 31,
	2012	2011	2010
	(dollars in thousands)
Income tax expense	$93,364	$15,105	$77,582
Effective income tax rate	34.9%	8.2%	32.1%

Our effective income tax rate was 8.2% for 2011 compared to 34.9% in 2012 and 32.1% for 2010. The favorable rate in 2011 was primarily due to an approximately $48.7 million benefit from the recognition of foreign tax credits related to prior years due to an increase in projected foreign source income as a result of improved operational results and the favorable impact of the 2011 refinancing transaction on future results. The rate was also favorably impacted due to a $16.4 million benefit for the release of foreign uncertain tax positions due to the expiration of the statute of limitations. The rate in 2011 was unfavorably impacted by $21.7 million of income tax expense related to the gain on the sale of our investment in Invida Pharmaceutical Holdings Pte. Ltd., or Invida. For financial reporting purposes, the gain on the sale is included in equity in earnings from unconsolidated affiliates; however, our income tax on the gain is included in income tax expense. Our effective income tax rate for all periods was negatively impacted by income taxes provided on most of the earnings of our foreign subsidiaries. The earnings of our foreign subsidiaries will be subject to taxation in the United States for income tax purposes when repatriated. However, for financial reporting purposes, income taxes were provided on the earnings of the majority of our foreign subsidiaries as though they have currently been repatriated, as those earnings were deemed to be not indefinitely reinvested outside the United States. Accordingly, we have recorded a deferred income tax liability associated with these foreign earnings.

Equity in Earnings of Unconsolidated Affiliates

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Equity in earnings of unconsolidated affiliates	$2,567	$70,757	$1,110

During 2011, we sold our investment in Invida for approximately $103.6 million of net proceeds resulting in a gain of approximately $74.9 million.

Net Loss (Income) Attributable to Noncontrolling Interests

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Net loss (income) attributable to noncontrolling interests	$915	$1,445	$ (4,659)

Included in 2010 net loss (income) attributable to noncontrolling interests is $5.3 million of net income attributable to our previously consolidated entity, PharmaBio, which was deconsolidated in November 2010.

Segments

Service revenues and income from operations by segment are as follows (dollars in millions):

	Service Revenues			Income from Operations			Operating Profit Margin
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Product Development	$2,728.7	$2,437.8	$2,221.9	$477.9	$424.7	$434.8	17.5%	17.4%	19.6%
Integrated Healthcare Services	963.6	857.2	774.8	60.5	58.2	41.6	6.3	6.8	5.4
Capital Solutions	—	—	116.4	—	—	30.5	—	—	26.2
Eliminations	—	—	(52.2)	—	—	—	n.m.	n.m.	n.m.

Total segment	3,692.3	3,295.0	3,060.9	538.4	482.9	506.9	14.6%	14.7%	16.6%
General corporate and unallocated expenses				(123.3)	(103.2)	(86.2)
Restructuring costs				(18.7)	(22.1)	(22.9)
Impairment charges				—	(12.3)	(2.8)

Consolidated	$3,692.3	$3,295.0	$3,060.9	$396.4	$345.3	$395.0

Certain costs are not allocated to our segments and are reported as general corporate and unallocated expenses. These costs primarily consist of share-based compensation and expenses for corporate office functions such as senior leadership, finance, human resources, IT, facilities and legal.

Product Development

				Change
	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
	(dollars in millions)
Service revenues	$2,728.7	$2,437.8	$2,221.9	$290.9	11.9%	$215.9	9.7%
Costs of service revenues	1,683.3	1,463.9	1,275.0	219.4	15.0%	188.9	14.8%
as a percent of service revenues	61.7%	60.1%	57.4%
Selling, general and administrative expenses	567.5	549.2	512.1	18.3	3.3%	37.1	7.2%

Segment income from operations	$477.9	$424.7	$434.8	$53.2	12.5%	$(10.1)	(2.3)%

Service Revenues

2012 compared to 2011

Product Development’s service revenues were $2.7 billion in 2012, an increase of $290.9 million, or 11.9%, over 2011. This increase is comprised of constant currency revenue growth of $293.8 million, or 12.1%, and $34.8 million from businesses acquired in the fourth quarter of 2011 and the third quarter of 2012, which were partially offset by a negative impact of approximately $37.7 million due to the effect of foreign currency fluctuations. The constant currency service revenues growth was primarily a result of a volume-related increase of $238.5 million in clinical solutions and services and $55.3 million from consulting services.

Our clinical solutions and services experienced growth in all regions including the Americas, Europe and the Asia-Pacific. This growth was due largely to growth in the overall market as well as a consistent history of year-over-year growth in net new business that resulted in delivery during 2012 on the higher backlog as we entered the year. Also impacting the growth was an increase in global laboratories test volumes and an increase in the delivery of clinical solutions and services provided on a functional basis, principally due to the expansion of services and geographic deployment of resources on existing projects, and from the ramp up of new projects. This growth was partially offset by lower revenues from early clinical development services and was also tempered by a competitive pricing environment. Service revenues from consulting services increased primarily as a result of approximately $47.3 million of new business related to assisting a customer on a regulatory compliance project that is expected to wind down during 2013. As a result, we anticipate consulting service revenues in 2013 will be lower than in 2012 as we do not currently expect growth from new business will fully offset the impact from the completion of this project.

2011 compared to 2010

Product Development’s service revenues were $2.4 billion in 2011, an increase of $215.9 million, or 9.7%, over 2010. This increase is comprised of constant currency revenue growth of $189.9 million, or 8.5%, a positive impact of approximately $38.9 million due to the effect of foreign currency fluctuations, and a negative impact of $12.9 million from the loss of intersegment revenues upon the deconsolidation of PharmaBio. The constant currency service revenues growth was primarily as a result of volume-related increase of $186.2 million from clinical solutions and services.

Our clinical solutions and services experienced growth in all regions including the Americas, Europe and the Asia-Pacific. This growth was due largely to growth in the overall market as well as a consistent history of year-over-year growth in net new business that resulted in delivery during 2011 on the higher backlog as we entered the year. Also impacting the growth was an increase in the delivery of these services provided on a functional basis, principally due to the expansion of services and geographic deployment of resources on existing projects and an increase in global laboratories test volumes, in part related to marketing of these services with our other clinical offerings. This growth was partially offset by lower revenues from early clinical development services and was also tempered by a competitive pricing environment.

Costs of Service Revenues

2012 compared to 2011

Product Development’s costs of service revenues were higher by approximately $219.4 million in 2012, which was comprised of $243.0 million of constant currency growth and $25.5 million from businesses acquired in the fourth quarter of 2011 and the third quarter of 2012, partially offset by a reduction of $49.1 million from the effect of foreign currency fluctuations. On a constant currency basis, the increase in costs of service revenues was primarily due to an increase in compensation and related expenses resulting from an increase in billable headcount needed to support our higher volume of revenue, normal annual merit increases, an increase in incentive compensation, a $16.7 million reduction in the benefit from R&D grants received from France and Austria and various other individually insignificant factors. As a percent of service revenues, Product Development’s costs of service revenues were 61.7% and 60.1% in 2012 and 2011, respectively, with the increase primarily related to (1) a competitive pricing environment, (2) the increase in headcount noted above to meet demand as well as to deliver on several large and complex projects, (3) the impact from the decrease in the benefit from R&D grants noted above, (4) investments in equipment and resources during 2012 that have enabled us to expand our global laboratories testing capabilities as well as our global reach for these services, and (5) overcapacity in the early clinical development services marketplace.

2011 compared to 2010

Product Development’s service costs were higher by approximately $188.9 million in 2011, which was comprised of constant currency growth of $149.9 million and $39.0 million from the effect of foreign currency fluctuations. On a constant currency basis, the increase in costs of service revenues was primarily due to compensation and related expenses that increased as a result of a volume-related increase in billable headcount, normal annual merit increases in compensation and various other individually insignificant factors, partially offset by R&D grants received from France and Austria, which were higher by approximately $22.3 million, which reduced compensation expense. As a percent of service revenues, Product Development’s costs of service revenues were 60.1% and 57.4% in 2011 and 2010, respectively, with the increase primarily related to (1) a competitive pricing environment, (2) the increase in headcount noted above to meet demand as well as to deliver on several large and complex projects and (3) overcapacity in the marketplace for early clinical development services. We have taken steps to reduce capacity and costs in this area, including the consolidation of our related facilities, to help mitigate the future impact of further contraction in this area.

Selling, General and Administrative Expenses

2012 compared to 2011

As a percent of service revenues, Product Development’s selling, general and administrative expenses were 20.8% and 22.5% in 2012 and 2011, respectively. Product Development’s selling, general and administrative expenses increased approximately $18.3 million in 2012 as compared to 2011. This increase was primarily caused by (1) incremental costs of approximately $10.5 million resulting from the business combinations completed during the fourth quarter of 2011 and the third quarter of 2012, of which approximately $2.0 million related to amortization of intangible assets acquired and (2) higher spend on business development and IT costs (including higher depreciation and amortization expense related to an increase in assets in service). The remaining increase was primarily the result of increases in compensation and related expenses including the impact of merit increases, an increase in headcount and higher incentive compensation. These increases were partially offset by (1) a positive foreign currency impact of approximately $13.9 million and (2) a reduction in facility costs due to a consolidation of offices in Europe (including lower depreciation and amortization expense due to fewer assets in service).

2011 compared to 2010

As a percent of service revenues, Product Development’s selling, general and administrative expenses were 22.5% and 23.0% in 2011 and 2010, respectively. Product Development’s selling, general and administrative expenses increased $37.1 million in 2011 as compared to 2010. This increase was primarily caused by a foreign currency impact of $13.5 million, higher spending on strategic initiatives in business development, growth-related increases in facilities costs, and an increase in depreciation and amortization related to an increase in depreciable assets in service. The remaining increase was primarily the result of increases in compensation and related expenses, including the impact of headcount and merit increases. These increases include approximately $14.8 million of costs that prior to 2011 were part of Capital Solutions. We retained these resources and associated costs and redirected their activities to support Product Development following the deconsolidation of PharmaBio and the wind down of the Capital Solutions segment in the fourth quarter of 2010. These increases were partially offset by a decline in marketing costs, primarily due to a rebranding effort that caused higher expense in 2010.

Integrated Healthcare Services

				Change
	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
	(dollars in millions)
Service revenues	$963.6	$857.2	$774.8	$106.4	12.4%	$82.4	10.6%
Costs of service revenues	776.0	688.7	636.1	87.3	12.7%	52.6	8.3%
as a percent of service revenues	80.5%	80.3%	82.1%
Selling, general and administrative expenses	127.1	110.3	97.1	16.8	15.2%	13.2	13.6%

Segment income from operations	$60.5	$58.2	$41.6	$2.3	4.0%	$16.6	39.9%

Service Revenues

2012 compared to 2011

Integrated Healthcare Services’ service revenues were $963.6 million in 2012, an increase of $106.4 million, or 12.4%, over 2011. This is comprised of constant currency revenue growth of $80.6 million, or 9.4%, and $49.8 million from businesses acquired in the fourth quarter of 2011, which were partially offset by a negative impact of approximately $24.0 million due to the effect of foreign currency fluctuations. The constant currency service revenues growth was primarily in the Americas, Europe and Asia-Pacific regions. The increase in the Americas was primarily due to delivery on higher backlog in place as we entered the year. The increase in Europe was primarily due to revenue from a new agreement to distribute pharmaceutical products in Italy, partially offset by lower non-product related revenues. The modest revenue increase in the Asia-Pacific reflects the competitive market for these services in that region. Looking to 2013, our ability to grow Integrated Healthcare Services’ service revenues at the same rate as 2012 may be impacted by the termination of two commercial services projects and increased competitive pressures in certain markets, both of which we experienced in late 2012.

2011 compared to 2010

Integrated Healthcare Services’ service revenues were $857.2 million in 2011, an increase of $82.4 million, or 10.6%, over 2010. This increase is comprised of constant currency revenue growth of $68.3 million, or 8.8%,

$11.5 million from businesses acquired in the fourth quarter of 2011, a positive impact of approximately $41.9 million due to the effect of foreign currency fluctuations, partially offset by $39.3 million from the loss of intersegment revenues upon the deconsolidation of PharmaBio. The constant currency revenue growth was primarily related to growth in the Americas, Europe and Asia-Pacific regions. These increases were primarily due to delivery on higher backlog in place as we entered the year as well as growth in net new business in 2011.

Costs of Service Revenues

2012 compared to 2011

Costs of service revenues in 2012 were higher by approximately $87.3 million as compared to 2011. This increase was comprised of $73.4 million of constant currency growth and $33.6 million from businesses acquired in the fourth quarter of 2011, which were partially offset by a reduction of $19.7 million from the effect of foreign currency fluctuations. The constant currency growth was primarily related to an increase in compensation and related expenses driven mainly by an increase in billable headcount, normal annual merit increases and an increase in incentive compensation. Also contributing to the constant currency growth were costs related to a new agreement to distribute pharmaceutical products in Italy. These impacts were partially offset by a decline in recruiting costs, as we were able to redeploy available resources on new business. As a percent of service revenues, Integrated Healthcare Services’ costs of service revenues were 80.5% and 80.3% in 2012 and 2011, respectively. The slight increase in costs of service revenues as a percent of service revenues was primarily as a result of a shift in revenue mix to lower margin product sales resulting from the new product distribution agreement in Italy.

2011 compared to 2010

Costs of service revenues in 2011 were higher by approximately $52.6 million as compared to 2010. This increase was comprised of constant currency growth of $12.5 million, $32.3 million from the effect of foreign currency fluctuations and $7.8 million from businesses acquired in the fourth quarter of 2011. On a constant currency basis, compensation and related expenses increased primarily as a result of an increase in billable headcount and normal annual merit increases in compensation. As a percent of service revenues, Integrated Healthcare Services’ costs of service revenues were 80.3% and 82.1% in 2011 and 2010, respectively. The decline in costs of service revenues as a percent of service revenues was primarily due to revenue in 2011 related to an early termination fee on three projects and an award fee earned on another project, as well as successful cost containment activities, particularly in the Americas and the Asia-Pacific.

Selling, General and Administrative Expenses

2012 compared to 2011

As a percent of service revenues, Integrated Healthcare Services’ selling, general and administrative costs were 13.2% and 12.9% in 2012 and 2011, respectively. The $16.8 million increase in Integrated Healthcare Services’ selling, general and administrative expenses in 2012 as compared to 2011 was primarily due to $20.0 million from businesses acquired in the fourth quarter of 2011, which were partially offset by a reduction of $2.6 million from the effect of foreign currency fluctuations.

2011 compared to 2010

As a percent of service revenues, Integrated Healthcare Services’ selling, general and administrative costs were 12.9% and 12.5% in 2011 and 2010, respectively. The $13.2 million increase in Integrated Healthcare Services’ selling, general and administrative expenses in 2011 as compared to 2010 was primarily due to a foreign currency impact of $3.9 million, $5.3 million from businesses acquired in the fourth quarter of 2011, higher spending on strategic initiatives in business development and approximately $2.0 million of costs that prior to 2011 were part of Capital Solutions. These resources and associated costs were retained by us and their activities were redirected to support Integrated Healthcare Services following the deconsolidation of PharmaBio and the wind down of the Capital Solutions segment.

Capital Solutions

Prior to January 1, 2011, our operations included a third segment, Capital Solutions. Operations for this segment wound down in 2010 as a result of the deconsolidation of PharmaBio in November 2010.

Liquidity and Capital Resources

Overview

We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. Our principal source of liquidity is operating cash flows. In addition to operating cash flows, other significant factors that affect our overall management of liquidity include: capital expenditures, acquisitions, debt service requirements, dividends, common stock repurchases, adequacy of our revolving credit facility and access to other capital markets.

We manage our worldwide cash requirements by monitoring the funds available among our subsidiaries and determining the extent to which those funds can be accessed on a cost effective basis. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences; however, those balances are generally available without legal restrictions to fund ordinary business operations. In the future, we may evaluate our ability to assert that the earnings of our foreign subsidiaries are indefinitely reinvested outside of the United States. Making such an assertion would limit our ability to repatriate cash from our foreign subsidiaries for the foreseeable future. Such an evaluation would include, among other things, determining the sufficiency of cash flows expected to be generated in the United States to fund our operating requirements and debt service obligations in the United States, and an analysis of the impact of the use of proceeds upon completion of this offering. If we are able to assert that the earnings of our foreign subsidiaries are indefinitely reinvested outside of the United States, we anticipate that the impact would be a reduction to our effective income tax rate in future periods affected by the change of between approximately 400 and 550 basis points. There can be no assurance that such an analysis will result in us electing to adopt a policy of indefinitely reinvesting the earnings of our foreign subsidiaries outside of the United States, or that such a policy, if elected, would result in advantageous tax treatment under the provisions of ASC 740, Income Taxes.

Uneven improvement in the global economy and the debt crisis in Europe continue to weigh on investor and consumer confidence globally, putting the pace of recovery at risk, particularly in European countries. However, our customers are primarily large private-sector biopharmaceutical companies. While we have a minimal direct holding of sovereign debt (less than $0.5 million), we continually monitor the risk that may result from our customers’ exposure to disruptions in the European banking system and the reduced liquidity in the publicly funded healthcare systems in Europe.

We remained in a strong cash position with a cash balance of $567.7 million at December 31, 2012 ($103.1 million of which was in the United States), an increase from $516.3 million at December 31, 2011.

Based on our current operating plan, we believe that our available cash and cash equivalents, together with future cash flows from operations and our ability to access funds under our revolving credit facility, will enable us to fund our operating requirements and capital expenditures and meet debt obligations for at least the next 12 months. We regularly evaluate our debt arrangements, as well as market conditions, and from time to time we may explore opportunities to modify our existing debt arrangements or pursue additional debt financing arrangements that could result in the issuance of new debt securities by us or our affiliates. We may use our existing cash, cash generated from operations or dispositions of assets or businesses and/or proceeds from any new financing arrangements to pay off or reduce some of our outstanding obligations, to pay dividends or to repurchase shares from our shareholders or other purposes. As part of our ongoing business strategy, we also are continually evaluating new acquisition, expansion and investment possibilities, as well as potential dispositions of assets or businesses, as appropriate, including dispositions that may cause us to recognize a loss on certain assets. Should we elect to pursue acquisition, expansion or investment possibilities, we may seek to obtain debt or equity financing to facilitate those activities. Our ability to enter into any such potential transactions and our use of cash or proceeds is limited to varying degrees by the terms and restrictions contained in our senior secured credit facilities. We cannot provide assurances that we will be able to complete any such alternative financing arrangements or other transactions on favorable terms or at all.

As more fully described below, from time to time our Board has determined that providing a return to our shareholders through a dividend was appropriate based on our financial performance and then-existing financial condition. As a result of favorable conditions in the credit market, our Board also determined that it was in the best interest of our company and our shareholders to use debt financing as the primary source of cash to fund our recent dividend payments and related transactions.

Senior Secured Credit Agreement

On June 8, 2011, we entered into the initial credit agreement governing the Quintiles Transnational senior secured credit facilities under which we were permitted to borrow up to $2.225 billion. The credit facility arrangements were amended in October 2012 and December 2012, as described below, and initially consisted of two components: a $225.0 million first lien revolving credit facility due in 2016 and the $2.0 billion first lien Term Loan B due in 2018. The Term Loan B bore a variable rate of interest of the greater of LIBOR or 1.25% plus 3.75%. We used the proceeds from the Term Loan B, together with cash on hand to (1) repay the outstanding balance on our then-existing senior secured credit facilities which included a $1.0 billion first lien term loan due in 2013 and a $220.0 million second lien term loan due in 2014, (2) pay the purchase price for our then-existing senior notes accepted in the tender offer, (3) redeem our senior notes which remained outstanding following completion of the tender offer, (4) pay a dividend to our shareholders totaling approximately $288.3 million, (5) pay a bonus to certain option holders totaling approximately $11.0 million and (6) pay related fees and expenses. On December 20, 2012, the Term Loan B was repaid with the proceeds of the new Term Loan B-2, effectively lowering the interest rate by 50 basis points (see below).

On October 22, 2012, we entered into an amendment to the credit agreement governing the Quintiles Transnational senior secured credit facilities to provide (1) the new Term Loan B-1 with a syndicate of banks for an aggregate principal amount of $175.0 million due 2018, (2) an extension of the maturity date by one year, to 2017, of its existing $225.0 million senior secured revolving credit facility and (3) a $75.0 million increase in its existing $225.0 million senior secured revolving credit facility, or the Increased Revolving Facility. The Term Loan B-1 bears a variable rate of interest of the greater of LIBOR or 1.25% plus 3.25% and the Increased Revolving Facility bears a variable rate of interest of LIBOR plus 2.50% to 2.75%, depending upon Quintiles Transnational’s total leverage ratio. Annual maturities on the Term Loan B-1 are 1% of the original principal amount until December 31, 2017, with the balance of the Term Loan B-1 to be repaid at final maturity on June 8, 2018. In addition, in connection with certain repricing transactions, if any occur prior to October 22, 2013, we will be required to pay a premium equal to 1% of the aggregate amount of any Term Loan B-1 prepayment or 1% of the aggregate outstanding amount of the Term Loan B-1 immediately prior to such repricing transaction. During the fourth quarter of 2012, the proceeds from the Term Loan B-1, together with approximately $73 million of cash on hand, were used to (1) pay a dividend to our shareholders totaling approximately $241.7 million, (2) pay a bonus to certain option holders totaling approximately $2.4 million and (3) pay approximately $4 million of fees and related expenses. Other terms and covenants of the Term Loan B-1 and the Increased Revolving Facility are the same as the terms and covenants of our Term Loan B and the senior secured revolving credit facility prior to the amendment.

On December 20, 2012, we entered into an amendment to the credit agreement governing the Quintiles Transnational senior secured credit facilities to provide the new Term Loan B-2 with a syndicate of banks for an aggregate principal amount of $1.975 billion due in 2018. We used the proceeds from the Term Loan B-2, together with cash on hand, to repay the outstanding balance on our then-existing Term Loan B and related fees and expenses. The Term Loan B-2 bears a variable rate of interest of the greater of LIBOR or 1.25% plus 3.25%.

After March 31, 2013, the Term Loan B-2 will bear a variable rate of interest of the greater of LIBOR or 1.25% plus an applicable margin of 3.00% - 3.25% based on Quintiles Transnational’s total company leverage ratio, and following a qualified IPO that results in gross proceeds of at least $500.0 million, the applicable margin for the Term Loan B-2 will be 2.75% - 3.25% based on Quintiles Transnational’s total company leverage ratio. Annual maturities on the Term Loan B-2 are $20.0 million until December 31, 2017 with the balance of the Term Loan B-2 to be repaid at final maturity on June 8, 2018. In addition, in connection with certain repricing transactions, if any occur prior to December 20, 2013, we will be required to pay a premium equal to 1% of the aggregate amount of any Term Loan B-2 prepayment or 1% of the aggregate outstanding amount of the Term Loan B-2 immediately prior to such repricing transaction. We are required to apply 50% of excess cash flow, as defined in the credit agreement, subject to a reduction to 25% or 0% depending upon Quintiles Transnational’s total leverage ratio, for prepayment of the Term Loan B-1 and Term Loan B-2, and any such prepayment will be applied, first, in direct order of maturities, pro rata to reduce the Term Loan B-1 and Term Loan B-2 principal payments due within eight quarters of such prepayment, then on a pro rata basis to reduce the other principal payments due prior to the maturity date, and then to reduce the principal payments due on the maturity date. As a result of excess cash flow during 2012, we made a mandatory prepayment of approximately $33.8 million in the first quarter of 2013.

The credit facility arrangements are secured by a first-priority perfected security interest in substantially all of Quintiles Transnational’s assets and assets of Quintiles Transnational’s direct and indirect United States restricted subsidiaries (other than any excluded subsidiaries), in each case, now owned or later acquired, including a pledge of all equity interests and notes owned by Quintiles Transnational and Quintiles Transnational’s United States restricted subsidiaries (other than any excluded subsidiaries); provided that only 65% of the voting equity interests of Quintiles Transnational and Quintiles Transnational’s United States restricted subsidiaries’ (other than any excluded subsidiaries’) “first-tier” non-United States subsidiaries is required to be pledged in respect of the obligations under the credit facility arrangements.

Other Long-Term Debt

In February 2012, we executed a term loan facility with a syndicate of banks to provide the Holdings Term Loan, pursuant to which we borrowed an aggregate principal amount of $300.0 million due February 26, 2017. Interest on the Holdings Term Loan is payable quarterly and we are required to pay interest on the Holdings Term Loan entirely in cash unless certain conditions are satisfied, in which case we are entitled to pay all or a portion of the interest for such interest period by increasing the principal amount of the Holdings Term Loan, such increase being referred to as PIK Interest. Cash interest on the Holdings Term Loan accrues at the rate of 7.50% per year, and PIK Interest on the Holdings Term Loan accrues at the rate of 8.25% per year. No principal payments are due until maturity on February 26, 2017. Voluntary prepayments are permitted, in whole or in part, subject to minimum prepayment requirements and a prepayment premium equal to (1) 2% of the prepaid amount, if the prepayment is made on or prior to the third anniversary of the closing date, and (2) 1% of the prepaid amount, if the prepayment is made after the third anniversary of the closing date but on or prior to the fourth anniversary of the closing date. The Holdings Term Loan is secured by a lien on 100% of the equity interests of Quintiles Transnational. We used the proceeds from the Holdings Term Loan, together with cash on hand to (1) pay a dividend to our shareholders totaling approximately $326.1 million, (2) pay a bonus to certain option holders totaling approximately $8.9 million and (3) pay related expenses.

Restrictive Covenants

The credit agreement governing the Quintiles Transnational senior secured credit facilities contains usual and customary restrictive covenants (subject to significant exceptions) that place limitations on Quintiles Transnational’s ability, and the ability of Quintiles Transnational’s restricted subsidiaries, to incur liens; engage in acquisitions, loans and other investments; incur additional indebtedness; merge, dissolve, liquidate or consolidate with or into other persons; sell or otherwise dispose of assets; declare dividends, including to Quintiles Holdings, and make other restricted payments; engage in businesses that are not related to Quintiles Transnational’s and its restricted subsidiaries’ existing business; transact with affiliates; enter into agreements that restrict subsidiaries from paying intercompany dividends or completing intercompany property transfers or that restrict the ability to create liens in favor of Quintiles Transnational’s lenders; amend or otherwise modify organizational documents or terms and conditions of junior financing documents, if any; change the fiscal year of Quintiles Transnational; prepay, redeem or purchase junior financing, if any; designate any other indebtedness as “designated senior indebtedness” or “senior secured financing”; and engage in sale and leaseback transactions. The credit agreement governing the Quintiles Transnational senior secured credit facilities also contains one financial covenant, which is a total leverage ratio financial covenant that provides for a maximum ratio of consolidated debt, as defined in the credit agreement, to consolidated EBITDA, as defined in the credit agreement, for any period of four consecutive fiscal quarters, measured as of the end of such period, of 5.50 to 1.00 during 2013, 5.25 to 1.00 during 2014, 5.00 to 1.00 during 2015, and 4.75 to 1.00 during 2016 and thereafter, and applies at any time Quintiles Transnational makes a revolving loan borrowing, a swingline loan borrowing or issues a letter of credit, and for so long as any revolving loan, swingline loan, unreimbursed drawing under any letter of credit or undrawn letter of credit remains outstanding.

The credit agreement governing the Holdings Term Loan contains usual and customary restrictive covenants (subject to significant exceptions) that place limitations on Quintiles Holdings’ ability, and the ability of Quintiles Holdings’ restricted subsidiaries (including Quintiles Transnational), to incur liens (applies only to Quintiles Holdings and not to its restricted subsidiaries); engage in acquisitions, loans and other investments; incur additional indebtedness; merge, dissolve, liquidate or consolidate with or into other persons; sell or otherwise dispose of assets; declare dividends and make other restricted payments; engage in businesses that are not related to Quintiles Transnational’s and its restricted subsidiaries’ existing business; transact with affiliates; enter into agreements that restrict subsidiaries from paying intercompany dividends or completing intercompany property transfers; and prepay, redeem or purchase junior financing, if any (applies only to Quintiles Holdings and not to its restricted subsidiaries).

As of December 31, 2012, 2011 and 2010, we were in compliance with these debt covenants.

See Note 11 to our audited consolidated financial statements included elsewhere in this prospectus for additional details regarding our credit arrangements.

Years ended December 31, 2012, 2011 and 2010

Cash Flow from Operating Activities

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Net cash provided by operating activities	$335,701	$160,953	$378,160

2012 compared to 2011

Cash provided by operating activities increased by $174.7 million during 2012 as compared to 2011. The increase in operating cash flow was primarily as a result of the increase in income from operations, an improvement from the impact of the number of days of net service revenues outstanding ($162.4 million) and $23.7 million less cash used to pay expenses related to extinguishing debt in the 2012 period compared to the 2011 period. The improvement in cash flows from net service revenues outstanding is as a result of a three-day decrease in net service revenues outstanding in 2012 compared to an 11-day increase in net service revenues outstanding in the same period in 2011. The net impact on cash from net service revenues outstanding is a result of normal fluctuations in the timing of payments from customers. Days of revenues outstanding can shift significantly at each reporting period depending on the timing of cash receipts under contractual payment terms relative to the recognition of revenue over a project lifecycle. Although we have continued to experience a trend toward longer payment terms on our contracts, a strong collection effort and significant cash payments late in 2012 on the close out of several large contracts resulted in the timing related decrease in net service revenues outstanding. These increases were partially offset by higher cash payments in the 2012 period for income taxes and interest of approximately $40.6 million and $26.2 million, respectively.

2011 compared to 2010

The decrease in cash flows provided by operating activities in 2011 as compared to 2010 was due largely to lower income from operations and a migration to longer payment terms for many of our contracts, without a corresponding increase in payment terms for our higher operating costs in 2011, since these higher costs are principally compensation related. Longer payment terms resulted in an 11-day increase in the number of days of revenue outstanding in 2011, as compared to a seven-day decrease in 2010, which negatively impacted operating cash flows by approximately $253.3 million in 2011. The factors above more than offset the favorable impact on operating cash flows from lower payments for interest and income taxes of approximately $37.7 million and $14.2 million, respectively, compared to 2010.

Cash Flow from Investing Activities

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Net cash used in investing activities	$(132,233)	$(224,838)	$(141,434)

2012 compared to 2011

Cash used in investing activities decreased by $92.6 million to $132.2 million during 2012, as compared to $224.8 million in the same period in 2011. The uses of cash in 2012 consisted primarily of acquisitions of businesses, acquisitions of property, equipment and software and cash used to fund investments in unconsolidated affiliates and the purchase of equity securities. The cash used for the purchase of equity securities was due to the payment of the remaining commitment to fund our Samsung Group joint venture (approximately $13.2 million). Cash used for acquisitions of businesses includes approximately $39.3 million for the acquisition of Expression Analysis in the third quarter of 2012 as well as a $3.9 million scheduled payment pursuant to the terms in the purchase agreement of Outcome, which we acquired in 2011.

2011 compared to 2010

Cash used in investing activities increased by $83.4 million to $224.8 million during 2011, as compared to cash used of $141.4 million in 2010. The primary reason for the increase in the use of cash was related to our business combinations in 2011. Acquisitions consisting primarily of Outcome, Advion and VCG used cash of $227.1 million, net of cash acquired. Also included in the cash used in 2011 was a $16.5 million increase related to investments in, and advances to, unconsolidated affiliates primarily related to Invida and the NovaQuest Pharma Opportunities Fund III, L.P., or the Fund. During 2011, we funded approximately $10.7 million of our $60.0 million commitment to the Fund. Cash used in investing activities related to the purchase of equity securities increased due to our Samsung Group joint venture. In 2011, we funded approximately $14.0 million of our commitment to invest up to approximately $30.0 million in the Samsung Group joint venture prior to December 31, 2012. In connection with the refinancing transaction in 2011, we paid approximately $11.6 million to terminate certain interest rate swaps. These uses of cash were partially offset by the net proceeds from the sale of our investment in HUYA Bioscience International, LLC, or HUYA, to PharmaBio ($5.0 million) and the sale of our investment in Invida ($103.6 million).

Cash Flow from Financing Activities

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Net cash used in financing activities	$(146,873)	$(59,309)	$(153,081)

2012 compared to 2011

Net cash used in financing activities increased by $87.6 million to $146.9 million during 2012, as compared to cash used of $59.3 million in 2011. The primary reason for the increase in cash used in financing activities in 2012 was related to an increase in dividends paid partially offset by the issuance of additional debt. Dividends paid on common stock increased by $279.6 million to $567.9 million ($4.91 per share) in 2012 as compared to $288.3 million ($2.48 per share) in 2011. This increase in the use of cash was partially offset by $186.9 million higher net proceeds from debt issuance (proceeds from the issuance of debt, net of costs less principal payments on credit arrangements) which were $435.8 million in 2012, as compared to $248.9 million in 2011.

2011 compared to 2010

Net cash used in financing activities decreased by $93.8 million to $59.3 million during 2011, as compared to cash used of $153.1 million in 2010. The primary reason for the decline in cash used in financing activities was related to our debt refinancing transactions in 2011. The net proceeds of the refinancing transactions (proceeds from the issuance of debt less debt-issue costs and repayments on the retired debt) were $248.9 million, as compared to a use of cash of $71.2 million in 2010 (repayments of debt less proceeds from issuance of debt), an increase in cash provided by financing activities of $320.2 million. The cash provided by the net proceeds from the refinancing transactions was partially offset by $288.3 million ($2.48 per share) of dividends paid on common stock in June 2011, which was an increase in the use of cash of $220.8 million when compared to the $67.5 million ($0.58 per share) of dividends paid on common stock in 2010.

Contractual Obligations and Commitments

Below is a summary of our future payment commitments by year under contractual obligations as of December 31, 2012 (in thousands):

	2013	2014-2015	2016-2017	Thereafter	Total
Long-term debt, including interest(1)	$176,057	$281,012	$557,329	$2,041,749	$3,056,147
Obligations under capital leases	129	172	—	—	301
Operating leases	102,331	141,385	88,156	102,997	434,869
Purchase obligations(2)	2,063	5,555	1,447	—	9,065
Management agreement(3)	5,338	—	—	—	5,338
Commitments to unconsolidated affiliates(4)	49,273	—	—	—	49,273
Defined benefit plans(5)	13,459	—	—	—	13,459
Uncertain income tax positions(6)	490	—	—	—	490

Total	$349,140	$428,124	$646,932	$2,144,746	$3,568,942

(1)    Interest payments on floating rate debt are based on the interest rate in effect on December 31, 2012.

(2)    Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable pricing provisions and the approximate timing of the transactions.

(3)    We agreed to pay an annual management service fee of $5.0 million to affiliates of certain of our investors. The annual management service fee is paid each year, in advance and in equal quarterly installments. The annual management service fee is subject to upward adjustment each year effective as of March 31 based on any increase in the Consumer Price Index for the preceding calendar year. The initial term of the management agreement extended through December 31, 2010, after which it is automatically extended each December 31 thereafter for an additional year unless written notice is provided or other conditions are met. It is anticipated that we will enter into an agreement with Dr. Gillings and our Sponsors that will result in the termination of the management agreement upon the completion of this offering. In connection with that agreement, we will pay Dr. Gillings and our sponsors a one-time termination fee of $25 million. Amounts for years subsequent to 2013 have not been included in the above table.

(4)    In 2010, we committed to invest $60.0 million in the Fund. As of December 31, 2012, we have funded approximately $10.7 million of this commitment. We have approximately $49.3 million remaining to be funded under this commitment.

(5)    We made cash contributions totaling approximately $12.9 million to our defined benefit plans during 2012, and we estimate that we will make contributions totaling approximately $13.5 million during 2013. Due to the potential impact of future plan investment performance, changes in interest rates, changes in other economic and demographic assumptions and changes in legislation in foreign jurisdictions, we are not able to reasonably estimate the timing and amount of contributions that may be required to fund our defined benefit plans for periods beyond 2013.

(6)    As of December 31, 2012, our liability related to uncertain income tax positions was approximately $35.6 million, $35.1 million of which has not been included in the above table as we are unable to predict when these liabilities will be paid due to the uncertainties in the timing of the settlement of the income tax positions.

Application of Critical Accounting Policies

Note 1 to the consolidated financial statements provided elsewhere in this prospectus describes the significant accounting policies used in the preparation of the consolidated financial statements. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. Our estimates are based on historical experience and various other assumptions we believe are reasonable under the circumstances. We evaluate our estimates on an ongoing basis and make changes to the estimates and related disclosures as experience develops or new information becomes known. Actual results may differ from those estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement, (2) the service offering has been delivered to the customer, (3) the collection of fees is probable and (4) the arrangement consideration is fixed or determinable. We do not recognize revenue with respect to start-up activities including contract and scope negotiation, feasibility analysis and conflict of interest review associated with contracts. The costs for these activities are expensed as incurred. For contracts in which portions of revenue are contingent upon the occurrence of uncertain future events we recognize the revenue only after it has been earned and the contingency has been resolved.

The majority of our revenue is recognized based on objective contractual criteria and does not require significant estimates or judgments. However, at any point in time we are working on thousands of active customer projects, which are governed by individual contracts. Most projects are customized based on the needs of the customer, the type of services being provided, therapeutic indication of the drug, geographic locations and other variables. Project specific terms related to pricing, billing terms and the scope and type of services to be provided are generally negotiated and contracted on a project-by-project basis. Changes in the scope of work are common, especially under long-term contracts, and generally result in a change in contract value. In such situations, we enter into negotiations for a contract amendment to reflect the change in scope and the related price. Depending on the complexity of the amendment, the negotiation process can take from a few weeks for a simple adjustment to several months for a complex amendment. In limited situations, management may authorize the project team to commence work on activities outside the contract scope while we negotiate and finalize the contract amendment. In these limited cases, if we are not able to obtain a contract amendment from the customer, our profit margin on the arrangement may be impacted. This result occurs because our costs of delivery are expensed as they are incurred, while revenue is not recognized unless the customer has agreed to the changes in scope and renegotiated pricing terms, the contract value is amended and all other revenue recognition criteria are met.

For arrangements that include multiple elements, arrangement consideration is allocated to units of accounting based on the relative selling price. The best evidence of selling price of a unit of accounting is vendor-specific objective evidence, or VSOE, which is the price we charge when the deliverable is sold separately. When VSOE is not available to determine selling price, we use relevant third-party evidence, or TPE, of selling price, if available. When neither VSOE nor TPE of selling price exists, we use our best estimate of selling price considering all relevant information that is available without undue cost and effort.

Most contracts are terminable upon 30 to 90 days notice by the customer. Our risk of material loss in these situations is mitigated as these contracts generally require payment to us for expenses to wind down the trial or project, fees earned to date and, in some cases, a termination fee or a payment of some portion of the fees or profits that could have been earned under the contract if it had not been terminated early. In addition, our contract terms provide for payment terms that generally correspond with performance of the services. Termination fees are included in service revenues when realization is assured.

Accounts Receivable and Unbilled Services

Accounts receivable represents amounts billed to customers. Revenues recognized in excess of billings are classified as unbilled services. The realization of these amounts is based on the customer’s willingness and ability to pay us. We have an allowance for doubtful accounts based on management’s estimate of probable losses we expect to incur resulting from a customer failing to pay us. Our allowance for doubtful accounts, and losses from customers failing to pay us, have not been material to our results of operations. If any of these estimates change or actual results differs from expected results, then an adjustment is recorded in the period in which the amounts become reasonably estimable. These adjustments could have a material effect on our results of operations.

Investments in Unconsolidated Affiliates — Equity Method Investments

We have investments in unconsolidated affiliates that are accounted for under the equity method of accounting. Periodically, we review our investments for a decline in value which we believe may be other than temporary. Should we identify such a decline, we will record a loss through earnings to establish a new cost basis for the investment. These losses could have a material adverse effect on our results of operations.

Income Taxes

Certain items of income and expense are not recognized on our income tax returns and financial statements in the same year, which creates timing differences. The income tax effect of these timing differences results in

(1) deferred income tax assets that create a reduction in future income taxes and (2) deferred income tax liabilities that create an increase in future income taxes. Recognition of deferred income tax assets is based on management’s belief that it is more likely than not that the income tax benefit associated with certain temporary differences, income tax operating loss and capital loss carry forwards and income tax credits, would be realized. We recorded a valuation allowance to reduce our deferred income tax assets for those deferred income tax items for which it was more likely than not that realization would not occur. We determined the amount of the valuation allowance based, in part, on our assessment of future taxable income and in light of our ongoing prudent and feasible income tax strategies. If our estimate of future taxable income or tax strategies changes at any time in the future, we would record an adjustment to our valuation allowance. Recording such an adjustment could have a material effect on our financial position.

We do not consider the undistributed earnings of most of our foreign subsidiaries to be indefinitely reinvested. Accordingly, we have provided a deferred income tax liability related to those undistributed earnings. The associated foreign income taxes on our foreign earnings could be available as a credit in the United States on our income taxes. We recognize foreign tax credits to the extent that the recognition is supported by projected foreign source income.

Goodwill, Tangible and Identifiable Intangible Assets

We have recorded and allocated to our reporting units the excess of the cost over the fair value of the net assets acquired, known as goodwill. The recoverability of the goodwill and indefinite-lived intangible assets are evaluated annually for impairment, or if and when events or circumstances indicate a possible impairment. Goodwill and indefinite-lived intangible assets are not amortized. We review the carrying values of other identifiable intangible assets if the facts and circumstances indicate a possible impairment. Based upon our 2012 annual testing, we believe that the risk of a significant impairment to goodwill or indefinite-lived intangible assets is currently very low. Other identifiable intangible assets are amortized over their estimated useful lives. During 2012, we adopted new accounting guidance and elected to perform a qualitative analysis for our annual indefinite-lived intangible asset impairment review. For goodwill, we perform a qualitative analysis to determine whether it is more likely than not that the estimated fair value of a reporting unit is less than its book value. This includes a qualitative analysis of macroeconomic conditions, industry and market considerations, internal cost factors, financial performance, fair value history and other company specific events. If this qualitative analysis indicates that it is more likely than not that estimated fair value is less than the book value for the respective reporting unit, we apply a two-step impairment test in which we determine whether the estimated fair value of the reporting unit is in excess of its carrying value. If the carrying value of the net assets assigned to the reporting unit exceeds the estimated fair value of the reporting unit, we perform the second step of the impairment test to determine the implied estimated fair value of the reporting unit’s goodwill. We determine the implied estimated fair value of goodwill by determining the present value of the estimated future cash flows for each reporting unit and comparing the reporting unit’s risk profile and growth prospects to selected, reasonably similar publicly traded companies. The inherent subjectivity of applying a discounted cash flow and market comparables approach to valuing our assets and liabilities could have a significant impact on our analysis. Any future impairment could have a material adverse effect on our financial condition or results of operations.

Periodically, we review the carrying values of property and equipment if the facts and circumstances suggest that a potential impairment may have occurred. If this review indicates that carrying values will not be recoverable, as determined based on undiscounted cash flows over the remaining depreciation or amortization period, we will reduce carrying values to estimated fair value. The inherent subjectivity of our estimates of future cash flows could have a significant impact on our analysis. Any future write-offs of long-lived assets could have a material adverse effect on our financial condition or results of operations.

Share-based Compensation Expense

In accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, Stock Compensation, as modified or supplemented, we measure compensation cost for share-based payment awards granted to employees and non-employee directors at fair value using the Black-Scholes-Merton option-pricing model. Share-based compensation expense includes share-based awards granted to employees and non-employee directors and has been reported in selling, general and administrative expenses in our consolidated statements of income based upon the classification of the individuals who were granted share-based awards. Share-based compensation expense was $25.9 million, $14.1 million, and $17.3 million for the years ended December 31, 2012, 2011 and 2010, respectively. In addition, we have conditionally granted effective immediately following the pricing of this offering options to purchase 2,050,500 shares and 133,100 cash-settled stock appreciation rights. After giving effect to the issuance and sale of shares of common stock in this offering at the initial public offering price of $38.00 per share, we estimate that the total stock-based compensation expense related to these grants will be $28.2 million, with $8.7 million expensed in 2013 and the remainder to be expensed over the rest of the corresponding three or four year vesting period of each of the grants.

We calculate the fair value of share-based compensation awards using the Black-Scholes-Merton option-pricing model. The Black-Scholes-Merton option-pricing model requires the use of subjective assumptions, including share price volatility, the expected life of the award, risk-free interest rate and the fair value of the underlying common shares on the date of grant. In developing our assumptions, we take into account the following:

•

As a result of our status as a private company for the last several years, we do not have sufficient history to estimate the volatility of our common share price. We calculate expected volatility based on reported data for selected reasonably similar publicly traded companies for which the historical information is available. For the purpose of identifying peer companies, we consider characteristics such as industry, length of trading history, similar vesting terms and in-the-money option status. We plan to continue to use the guideline peer group volatility information until the historical volatility of our common shares is relevant to measure expected volatility for future award grants;

•	We determine the risk-free interest rate by reference to implied yields available from United States Treasury securities with a remaining term equal to the expected life assumed at the date of grant;

•	The assumed dividend yield is based on our historical dividends paid, excluding dividends that resulted from activities we deemed to be one-time in nature;

•	We estimate the average expected life of the award based on our historical experience; and

•	We estimate forfeitures based on our historical analysis of actual forfeitures.

The assumptions used in the Black-Scholes-Merton option-pricing model are set forth below:

	Year Ended December 31,
	2012	2011	2010
Expected volatility	33-53%	40-53%	40-58%
Expected dividends	4.82%	4.10%	4.57%
Expected term (in years)	2.0-7.0	2.7-6.7	2.0-6.5
Risk-free interest rate	0.29-1.31%	0.30-2.995%	0.542-2.73%

The following table presents the grant dates, number of underlying shares and related exercise prices of awards granted to employees and non-employees, including non-employee directors, from January 1, 2011 through March 31, 2013, as well as the estimated fair value of the underlying common shares on the grant date.

Date of Grant	Number of Shares Subject to Awards Granted	Original Exercise Price Per Share	Estimated Fair Value Per Common Share at Grant Date
February 10, 2011	15,000	$28.09	$28.09
May 12, 2011	20,000	$29.40	$29.40
May 16, 2011	20,000	$29.40	$29.40
August 11, 2011	800,000	$26.11	$26.11
September 12, 2011	30,000	$26.11	$26.11
November 10, 2011	208,000	$25.28	$25.28
May 10, 2012	1,010,000	$25.92	$25.92
May 31, 2012	38,580	$25.92	$25.92
August 8, 2012	1,815,050	$26.68	$26.68
August 13, 2012	10,000	$26.68	$26.68
August 20, 2012	50,000	$26.68	$26.68
August 31, 2012	120,000	$26.68	$26.68
November 8, 2012	63,500	$25.64	$25.64
February 7, 2013	75,000	$30.07	$30.07

The estimated fair value per common share in the table above represents the determination by our Board of the fair value of our common shares as of the date of grant, taking into consideration various objective and subjective factors, including valuations of our common shares, as discussed below.

The $4.12 decline in market value from May 16, 2011 (based on the March 31, 2011 valuation) to November 10, 2011 (based on the September 30, 2011 valuation) was primarily as a result of the payment of a cash dividend of $2.48 per share in June of 2011. Also contributing to the decline to a lesser extent was a decrease in the guideline company method, or GCM, valuation as a result of an overall decline in the stock market during that timeframe, which impacted the valuation multiples of the selected guideline companies.

Due to the absence of an active market for our common shares, the fair value of our common shares for purposes of determining the exercise price for award grants was determined in good faith by our Board, with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid, including:

•	contemporaneous third party valuations of our common shares;

•	the common shares underlying the award involved illiquid securities in a private company;

•	our results of operations and financial position;

•	the composition of, and changes to, our management team and Board;

•	the material risks related to our business;

•	our business strategy;

•	the market performance of publicly traded companies in the life sciences and biotechnology sectors, and recently completed mergers and acquisitions of companies comparable to us;

•	the likelihood of achieving a liquidity event for the holders of our common shares and options such as an initial public offering given prevailing market conditions; and

•	external market conditions affecting the life sciences and biotechnology industry sectors.

Valuation Methodology

In establishing the exercise price, in addition to the objective and subjective factors discussed above, our Board also considered the most recent available common share valuation. For each award grant, a contemporaneous valuation (within the meaning of such term under the AICPA Practice Aid) was performed. The timing of the valuations performed relative to the date of grant was as follows:

Date of Grant	Date of Valuation
February 10, 2011	December 31, 2010
May 12, 2011	March 31, 2011
May 16, 2011	March 31, 2011
August 11, 2011	August 11, 2011
September 12, 2011	August 11, 2011
November 10, 2011	September 30, 2011
May 10, 2012	March 31, 2012
May 31, 2012	March 31, 2012
August 8, 2012	July 31, 2012
August 13, 2012	July 31, 2012
August 20, 2012	July 31, 2012
August 31, 2012	July 31, 2012
November 8, 2012	September 30, 2012
February 7, 2013	December 31, 2012

At each grant date, the Board considered whether any events or circumstances occurred between the date of the valuation and the date of the grant that would indicate a significant change in the fair value of our common shares during that period. No change in value resulted from this analysis for any of the grants, with the exception of the grants made on November 8, 2012. With respect to these grants, our Board determined that the fair value of our common stock on the grant date was $25.64, reflecting a $2.09 reduction in value from the most recent valuation of our common stock ($27.73), which was as of September 30, 2012, to reflect our Board’s best estimate of the impact of the cash dividend of $241.7 million ($2.09 per share) paid on November 1, 2012 had on this valuation.

For all of the contemporaneous valuations performed, two commonly accepted valuation approaches were applied to estimate our enterprise value: the discounted cash flow method, or DCF Method, and the GCM. The DCF Method focused on our unlevered income-producing capability by incorporating our specific operating characteristics in a prospective analysis of future cash flows discounted at a risk adjusted rate. The GCM compares us to selected reasonably similar publicly traded companies. Under this method, valuation multiples are (1) derived from the operating data of selected guideline companies, (2) evaluated and adjusted based on our strengths and weaknesses relative to the selected guideline companies and (3) applied to our operating data to arrive at an indication of value. In order to establish the fair value of our common equity value, company-specific adjustments were made to enterprise value, including applying a discount for lack of marketability.

For two given investments identical in all other respects, lack of marketability detracts from a security’s value when compared to a security that is otherwise comparable but readily marketable; thus, market participants will apply a downward adjustment to the value of a security that cannot be readily converted into cash. There are many quantitative and qualitative methods for assessing a discount for lack of marketability. The most popular quantitative methods estimate the discount as a function of the duration of the restriction (time) and the risk of the investment (volatility). We used the protective put method as a quantitative model whereby the discount is estimated as the value of an at-the-money put with a life equal to the period of the restriction, divided by the marketable stock value. The input variables in this option pricing model include the time to liquidity, risk of the investment (volatility) and the risk-free rate. The discount for lack of marketability was estimated using a probability-weighted analysis of the possible liquidity events for our common shareholders assuming three future shareholder exit or liquidity event scenarios: an initial public offering, or IPO, a private sale of our company and an internal liquidity event. The probability weightings assigned to the respective exit scenarios were primarily based on consideration of our expected near-term and long-term funding requirements and an assessment of the current financing and industry environments at the time of the valuation. We assessed volatility by reviewing the historical volatility of the same similar publicly traded companies as considered in the GCM.

Once a fair value was established under both the DCF Method and the GCM, the resulting fair value was derived using a weighted average with greater consideration given to the DCF Method (75%) due to its ability to capture our specific growth and margin characteristics. The resulting fair value was then divided by the then-outstanding number of common shares to arrive at the fair value per common share.

Below is a summary of some of the key variables utilized in the DCF Method at each valuation date:

Date of Valuation	Risk Adjusted Discount Rate(1)	Estimated Weighted Average Years to Initial Public Offering(2)	Lack of Marketability Discount(3)

December 31, 2010	11.0%	1.85	20%
March 31, 2011	11.0%	1.85	20%
August 11, 2011	11.0%	1.85	20%
September 30, 2011	10.5%	1.85	20%
March 31, 2012	10.5%	1.75	15%
July 31, 2012	10.5%	1.75	15%
September 30, 2012	10.5%	1.45	15%
December 31, 2012	10.5%	0.78	10%
March 31, 2013	10.5%	0.58	10%

(1)	The decrease in the risk adjusted discount rate beginning with the valuation as of September 30, 2011 was primarily driven by a decrease in the risk free interest rate, which is based on the yield of the United States Treasury Composite with 20 years to maturity as of the measurement date, as reported in the Federal Reserve Statistical Release.

(2)	The weighted average years to an initial public offering are management’s best estimate, based on the evidence available at the time of the valuation, of the length of time to a possible initial public offering. This variable shortened at the March 31, 2012, September 30, 2012, December 31, 2012 and March 31, 2013 valuation dates as the available evidence indicated that the length of time to a possible equity offering had decreased.

(3)	The lack of marketability discount is estimated using the prospective put methodology as described above. This variable changed at the March 31, 2012 and December 31, 2012 valuation dates as the relevant variables to this methodology reflected the fact that the likelihood of an equity offering had increased and the probability of a weighted time to such an offering had decreased.

Offering Price

We have determined the anticipated initial public offering price range to be $36.00 to $40.00 per share. This estimated price range is based on a number of factors, including existing conditions in the public capital markets, our prospects and the prospects and history for our industry, the market prices of comparable publicly traded companies and preliminary discussions with the underwriters. The actual initial price to the public for the offering has not yet been determined and remains subject to adjustment based on factors outside of our control.

The fair value of our common stock as of March 31, 2013, as determined using the same methodologies used in 2012 and prior years (as described more fully above) was $33.64 per share. The increase in the market value from the December 31, 2012 valuation ($30.07) to the March 31, 2013 valuation was primarily due to an increase in forecasted cash flows used in the DCF Method as well as an overall increase in the stock market during that timeframe, which impacted the valuation multiples of the selected guideline companies used in the GCM. Consistent with our historical valuation approach and our status as a private company, the March 31, 2013 valuation took into account a lack of marketability discount. The anticipated initial public offering price range does not reflect any discount for lack of marketability. Under our historical valuation approach, the lack of marketability discount impacted the valuation at March 31, 2013 by $3.74 per share. Absent the lack of marketability discount, the common stock value at March 31, 2013 would have been $37.38 per share.

Based on an assumed initial public offering price of $38.00 per share, the intrinsic value of the awards outstanding as of December 31, 2012 was $230.3 million, of which $150.8 million related to vested options and $79.5 million related to unvested options.

Quantitative and Qualitative Disclosure About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates, interest rates and other relevant market rate or price changes. In the ordinary course of business, we are exposed to various market risks, including changes in foreign currency exchange rates, interest rates and equity price changes, and we regularly evaluate our exposure to such changes. Our overall risk management strategy seeks to balance the magnitude of the exposure and the cost and availability of appropriate financial instruments. From time to time, we have utilized forward exchange contracts to manage our foreign currency exchange rate risk. The following analyses present the sensitivity of our financial instruments to hypothetical changes in interest rates and equity prices that are reasonably possible over a one-year period.

Foreign Currency Exchange Rates

Approximately 38.9% and 41.2% of our total service revenues for the years ended December 31, 2012 and 2011, respectively, were denominated in currencies other than the United States dollar. Our financial statements are reported in United States dollars and, accordingly, fluctuations in exchange rates will affect the translation of our revenues and expenses denominated in foreign currencies into United States dollars for purposes of reporting our consolidated financial results. During 2012 and 2011, the most significant currency exchange rate exposures were the Euro, British pound, Singapore dollar and Indian rupee. A hypothetical change of 10% in average exchange rates used to translate all foreign currencies to United States dollars would have impacted income before income taxes for 2012 by approximately $43.5 million. Accumulated currency translation adjustments recorded as a separate component of shareholders’ deficit were $19.3 million and $25.5 million at December 31, 2012 and 2011, respectively. We do not have significant operations in countries in which the economy is considered to be highly-inflationary.

We are subject to foreign currency transaction risk for fluctuations in exchange rates during the period of time between the consummation and cash settlement of a transaction. We earn revenue from our service contracts over a period of several months and, in some cases, over a period of several years. Accordingly, exchange rate fluctuations during this period may affect our profitability with respect to such contracts. We limit our foreign currency transaction risk through exchange rate fluctuation provisions stated in our contracts with customers, or we may hedge our transaction risk with foreign currency exchange contracts. At December 31, 2012, we had 12 open foreign exchange forward contracts relating to service contracts with various amounts maturing monthly through September 2013 with a notional value totaling approximately $38.9 million. At December 31, 2011, we had 24 open foreign exchange forward contracts relating to service contracts with various amounts maturing monthly through December 2012 with a notional value totaling approximately $54.0 million.

Interest Rates

We are subject to market risk associated with changes in interest rates. At December 31, 2012 and 2011, we had $2.14 billion and $1.99 billion, respectively, outstanding under credit agreements subject to variable interest rates. Each quarter-point increase or decrease in the applicable interest rate at December 31, 2012 and 2011 would change our interest expense by approximately $5.4 million and $5.0 million, respectively, per year. In April 2006, we entered into interest rate swaps in an effort to limit our exposure to changes in the variable interest rate on our senior secured credit facilities. During June 2011, in conjunction with the debt refinancing, we discontinued hedge accounting and terminated the remaining open interest rate swaps. Also during 2011, we entered into six new interest rate swaps in an effort to limit our exposure to changes in the variable interest rate on our senior secured credit facilities. The interest rate swaps took effect on September 28, 2012, and fix the interest rate at 2.53% plus applicable margins for $975.0 million, or 45.5% of our variable rate debt outstanding under our senior secured credit facilities.

Equity Prices

At December 31, 2012 and 2011, we held investments in marketable equity securities. These investments are classified as available-for-sale and are recorded at fair value in the financial statements. These securities are subject to equity price risk. As of December 31, 2012 and 2011, the fair value of these investments was $2.4 million and $1.8 million, respectively, based on quoted equity prices. The potential loss in fair value resulting from a hypothetical decrease of 10% in quoted equity price was approximately $243,000 and $177,000 at December 31, 2012 and 2011, respectively.

Net New Business Reporting and Backlog

Net new business is the value of services awarded during the period from projects under signed contracts, letters of intent and, in some cases, pre-contract commitments, which are supported by written communications adjusted for contracts that were modified or canceled during the period.

Consistent with our methodology for calculating net new business during a particular period, backlog represents, at a particular point in time, future service revenues from work not yet completed or performed under signed contracts, letters of intent and, in some cases, pre-contract commitments that are supported by written communications. Using this method of reporting backlog, at December 31, 2012, backlog was approximately $8.7 billion, as compared to approximately $8.0 billion at December 31, 2011. Once work begins on a project, service revenues are recognized over the duration of the project.

Net new business for the year ended December 31, 2012 and 2011, was $4.5 billion and $4.0 billion, respectively. Net new business during the same period was $3.5 billion and $3.0 billion, respectively, for Product Development and $1.0 billion and $1.0 billion, respectively, for Integrated Healthcare Services.

We believe that backlog and net new business may not be consistent indicators of future results because they have been and likely will be affected by a number of factors, including the variable size and duration of projects, many of which are performed over several years, and changes to the scope of work during the course of projects. Additionally, projects may be terminated or delayed by the customer or delayed by regulatory authorities. Projects that have been delayed remain in backlog, but the timing of the revenue generated may differ from the timing originally expected. Accordingly, historical indications of the relationship of backlog and net new business to revenues may not be indicative of the future relationship.

BUSINESS

Overview

We are the world’s largest provider of biopharmaceutical development services and commercial outsourcing services. We are positioned at the intersection of business services and healthcare and generated $3.7 billion of service revenues in 2012, conduct business in approximately 100 countries and have approximately 27,000 employees. We use the breadth and depth of our service offerings, our global footprint and our therapeutic, scientific and analytics expertise to help our biopharmaceutical customers, as well as other healthcare customers, navigate the increasingly complex healthcare environment to improve efficiency and to deliver better healthcare outcomes.

Since our founding over 30 years ago, we have grown to become a leader in the development and commercialization of new pharmaceutical therapies. Our Product Development segment is the world’s largest CRO, as ranked by 2011 reported service revenues, and is focused primarily on Phase II-IV clinical trials and associated laboratory and analytical activities. Our Integrated Healthcare Services segment includes one of the leading global commercial pharmaceutical sales and service organizations. Integrated Healthcare Services provides a broad array of services, including commercial services, such as providing contract pharmaceutical sales forces in key geographic markets, as well as a growing number of healthcare business services for the broader healthcare sector, such as outcome-based and payer and provider services. Product Development contributed approximately 74% and Integrated Healthcare Services contributed approximately 26% to our 2012 service revenues. Additional information regarding our segments is presented in Note 23 to our audited consolidated financial statements included elsewhere in this prospectus.

Our global scale and capabilities enable us to work with the leading companies in the biopharmaceutical sector that perform trials and market their products all around the world. During each of the last 10 years, we have worked with the 20 largest biopharmaceutical companies ranked by 2011 reported revenues. We have provided services in connection with the development or commercialization of the top 50 best-selling biopharmaceutical products and the top 20 best-selling biologic products, as measured by 2011 reported sales. Of the new molecular entities, or NMEs, and new biologic applications, or BLAs, approved from 2004 through 2011, we helped develop or commercialize 85% of the central nervous system drugs, 76% of the oncology drugs and 72% of the cardiovascular drugs.

We have extensive scientific and therapeutic expertise, including more than 800 employees globally who are medical doctors with experience across a number of fields. We also have substantial statistical, quantitative, analytical and applied technology skills, with more than 850 employees possessing a Ph.D. or equivalent. Our experts enable us to add sophisticated statistical, process development and advanced technology applications into our clinical development services to meet the needs of the broader healthcare industry for appropriate endpoints, adaptive trials, drug therapy analysis, outcomes and real-world research and evidence-based medicine. Our scientific and medical expertise allows us to conduct biomarker discovery, perform gene sequencing and expression analysis, create assays that can be duplicated on a global scale and support the evolving fields of translational science and personalized medicine. Moreover, our flexible business solutions and commitment to our customers’ objectives enable us to provide our customers with customized operational delivery models to meet their particular needs.

In 2012, our service revenues were $3.7 billion, our net income attributable to our shareholders was $177.5 million, our non-GAAP adjusted net income was $208.9 million, and our non-GAAP adjusted EBITDA was $543.7 million. In addition, our 2012 net new business was $4.5 billion, and we ended the year with $8.7 billion in backlog. From 2008 to 2012, our non-GAAP adjusted service revenues grew at a 7.3% CAGR, and our non-GAAP adjusted EBITDA grew at a 13.9% CAGR. During this period, our service revenues experienced year-over-year increases each year and our annual book-to-bill ratio was between 1.19x and 1.27x. During each of the last five years, we have had at least eight customers from whom we earned more than $100 million in service revenues. No single customer represents more than 10% of our 2012 revenues. For additional information regarding these financial measures, including a reconciliation of our non-GAAP measures to the most directly comparable measure presented in accordance with GAAP, see “Selected and Pro Forma Consolidated Financial Data” included elsewhere in this prospectus.

Our Markets

The market served by Product Development consists primarily of biopharmaceutical companies, including medical device and diagnostics companies, that are seeking to outsource clinical trials and other product development activities. We estimate that total biopharmaceutical spending on drug development was approximately $91 billion in 2011, of which we estimate that our addressable market (clinical development spending excluding preclinical spending) was approximately $48 billion. The portion of this $48 billion that was outsourced in 2011, based on our estimates, was approximately $16 billion. We estimate that the potential market for Product Development’s services will experience a CAGR of 5%-8% from 2012 through 2015 as a result of increased R&D spending by biopharmaceutical companies and the increased outsourcing of this spending as compared to 2011. In addition, many compounds in the global product development pipeline relate to the therapeutic areas of oncology, central nervous system and cardiovascular diseases and disorders, which are our largest therapeutic areas as measured by service revenues.

Integrated Healthcare Services primarily addresses markets related to the use of approved pharmaceutical products. We estimate that total spending related to approved drugs, including biopharmaceutical spending on commercialization of these drugs and expenditures by participants in the broader healthcare market on real-world research and evidence-based medicine, exceeded $88 billion in 2011. Integrated Healthcare Services links product development to healthcare delivery. This segment’s services include commercial services such as recruiting, training, deploying and managing a global sales force, channel management, patient engagement services, market access consulting, brand communication and medical education. In addition, Integrated Healthcare Services offers outcome-based and payer and provider services such as observational studies, comparative effectiveness studies and product and disease registry services which are intended to help increase the quality and cost-effectiveness of healthcare. We believe that a combination of cost pressure in healthcare systems around the world and the increasing focus on the appropriateness and efficacy of pharmaceutical therapy provide us many opportunities to grow our revenues and expand our service offerings by improving the cost-effectiveness of drug therapies.

We believe that we are well-positioned to benefit from current trends in the biopharmaceutical and healthcare industries that affect our markets, including:

Trends in R&D Spending.    We estimate that R&D spending was approximately $135 billion in 2012 and will grow to approximately $139 billion in 2015, with development accounting for approximately 68% of total expenditures. R&D spending trends are impacted as a result of several factors, including major biopharmaceutical companies’ efforts to replenish revenues lost from the so-called “patent cliff” of recent years, increased access to capital by the small and midcap biotechnology industry, and recent increases in pharmaceutical approvals by regulatory authorities. In 2012, there were approximately 4,028 drugs in the Phase I-III pipeline, an increase of 18% since 2008, and there were 39 NME approvals by the FDA, which was 1.3 times the number of NME approvals in 2011 and nearly 1.9 times the number of approvals in 2010. We believe that further R&D spending, combined with the continued need for cost efficiency across the healthcare landscape, will create new opportunities for biopharmaceutical services companies, particularly those with a global reach, to help biopharmaceutical companies with their pre- and post-launch product development and commercialization needs.

Growth in Outsourcing.    We estimate that clinical development spending outsourced to CROs in Phases I-IV in 2011 was approximately $16 billion and will grow to approximately $22 billion by 2015. We expect outsourced clinical development to CROs to grow 5%-8% annually during this period. Of this annual growth, we believe that up to 2% will be derived from increased R&D expenditures, with the remainder coming from increased outsourcing penetration. We estimate that overall outsourcing penetration in 2011 was 33%. The market served by Integrated Healthcare Services is diverse, which makes it difficult to estimate the current amount of outsourced integrated healthcare services and the expected growth in such services. However, based on our knowledge of these markets we believe that, while the rate of outsourcing penetration varies by market within Integrated Healthcare Services, the current outsourcing penetration of the estimated $88 billion addressable market is not more than 15%. As business models continue to evolve in the healthcare sector, we believe that the growth rate for outsourcing across the Integrated Healthcare Services markets will be similar to the growth in clinical development.

Over the longer term, we believe that we are well positioned for the future evolution of the healthcare sector as increasing demand from governments and other payers around the world for quality, accountability and value for money drive biopharmaceutical companies, providers and other healthcare organizations to transform their value chain away from a vertically integrated model and focus on their core competencies. In order to do this, healthcare organizations will need to move towards variable cost structures, lower risk and improve returns. In particular, we believe that the following trends will result in increased outsourcing to global biopharmaceutical services companies, of which we are the largest and most global:

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Maximizing Productivity and Lowering Costs.    Although the biopharmaceutical industry as a whole has increased its investment in the development of new drugs, the total number of new drugs approved remained largely flat over the last several years. The combined impact of declining R&D productivity, increased development costs and diminished returns on marketing and sales have negatively impacted biopharmaceutical companies’ margins and short-term earnings. We believe that the need for biopharmaceutical companies to maximize productivity and lower costs in their product development and commercial operations will cause them to look to partners as they enter into outsourcing arrangements to improve efficiency, increase sales force utilization and effectiveness, improve clinical success rates and turn fixed costs into variable costs across their R&D and commercial operations.

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Managing Complexity.    Biopharmaceutical companies face environments in which it has become increasingly difficult to operate. Improved standards of care in many therapeutic areas and the emergence of new types of therapies, such as biologics, genetically targeted therapies, gene and stem cell therapies, and other treatment modalities have led to more complex development and regulatory pathways, such as recently released guidelines in the United States and Europe for the development of “biosimilar” products. We believe that companion diagnostics, genomics and biomarker expertise will become a more critical part of the development process as biopharmaceutical companies require more customized clinical trials and seek to develop treatments that are more tailored to an individual’s genetic profile or a disease’s profile. As biopharmaceutical companies are increasingly devoting a larger percentage of their R&D budgets and resources to the development of personalized medicines, we believe they will need to partner with service providers that can apply data and analytics expertise, particularly in the planning stages, and provide highly productive and reliable delivery solutions that integrate more sophisticated approaches to managing complexity. We believe that our global clinical development capabilities, including our expertise in biomarkers and genomics and our global laboratory network, position us well to help biopharmaceutical companies manage the complexities inherent in an environment where this type of expertise is important.

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Providing Enhanced Value for Patients.    As healthcare costs rise globally, governments and third-party payers have looked for ways both to control healthcare expenditures and increase the quality, safety and effectiveness of drug therapies. Governments and regulatory bodies have adopted, and may continue to adopt, healthcare legislation and regulations that may significantly impact the healthcare industry by demanding more value for money spent and financial accountability for patient outcomes. Such legislation and regulations may tie reimbursement to the demonstrated clinical efficacy of a therapy, require payers and providers to demonstrate efficacy in the delivery of healthcare services and require more evidence-

based decisions, all of which we believe will increase the demand for innovative and cost-effective commercialization strategies and outcome research and data analytics services.

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Increased Importance of Product Development in Local Markets.    Increasingly, regulators require trials involving local populations as part of the process for approving new pharmaceutical products, especially in certain Asian and emerging markets. Understanding the epidemiological and physiological differences in different ethnic populations and being able to conduct trials locally in certain geographies will be important to pharmaceutical product growth strategies, both for multinational and local/regional biopharmaceutical companies. We believe that our global clinical development capabilities and unmatched presence in Asia will make us a strong partner for biopharmaceutical companies managing the complexities of international drug development.

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Increasing Number of Phase II-IV Clinical Trials.    Biopharmaceutical companies are devoting increasing resources to Phase II-IV trials. Based on the current and expected composition of the global drug development pipeline, we believe that spending on Phase II-IV clinical trials will increase at a faster rate than spending on preclinical research and early stage clinical trials. As the number of large Phase II-IV trials increases, especially those that focus on rare diseases or that require large numbers of patients with very specific disease conditions, trial sponsors increasingly seek to recruit patients with specific characteristics for clinical trials on a global basis. We believe that this increased spending and the demand for global patient recruitment will favor the limited number of biopharmaceutical services companies that have both the capabilities to administer large, complex global clinical trials and relationships with thought-leading investigators and trial sites around the world. In addition, as these drugs come to market, we believe that biopharmaceutical companies will also seek to outsource an increasing amount of the commercial and other integrated healthcare services necessary to effectively launch and market these drugs, including integrated channel management, contract sales (including recruiting, training, deploying and managing field based resources and e-detailing), branding of products, medical science liaisons, nurse educators, observational research and patient registries.

Increase in Strategic Collaborations.    Larger CROs are able to provide a greater variety of services of value to the biopharmaceutical community. Biopharmaceutical companies are continuing to enter into long-term strategic collaborations with global CROs that enable them to utilize flexible business models to deliver on their strategic priorities. We believe that biopharmaceutical companies have historically preferred, and will continue to prefer, financially sound, global CROs with broad therapeutic and functional expertise such as our company when selecting strategic providers.

Our Competitive Strengths

We believe that we are positioned to be the partner of choice to biopharmaceutical companies worldwide and a key resource to other healthcare industry participants who are looking to improve operational, therapeutic and patient outcomes. We differentiate ourselves from others in our industry through our competitive strengths, which include:

Leadership and Global Scale.    We believe that our industry leading size, global scale and significant technology and process capabilities differentiate us by enabling us to effectively manage increasingly complex and global clinical trials with continuous clinical data monitoring and niche pools of patients and participants from around the world. Based on reported 2012 consolidated service revenues, we are nearly 1.7 times the size of our closest CRO competitor. We have earned a reputation as an industry and thought leader, which is reflected in our financial and operational performance. We believe we have the largest share of the outsourced global clinical and commercialization markets. With our broad geographic diversification, represented by operations in approximately 100 countries, we are able to deliver services to our customers in each of the most significant biopharmaceutical markets in the world. Based on our competitors’ 2012 reported service revenues, we believe we are the market leader in the United States, Japan and Europe, the three largest biopharmaceutical markets in the world. In 2012, we had revenues of nearly $800 million in the Asia-Pacific region, where we have had a presence since 1993. In addition, as of March 31, 2013, we had approximately 27,000 employees with the majority located outside the United States, including significant numbers in Japan and Europe. We also have a significant presence in fast growing emerging markets, such the “BRIC” markets. Our scale allows us to leverage our global capabilities while maintaining customer confidentiality, and our significant technology and process capabilities that enable the seamless transfer of data between global trials running simultaneously to allocate resources, reduce costs and speed the time to market. For more information regarding the geographic scope of our revenues, see Note 22 to our audited consolidated financial statements included elsewhere in this prospectus. For more information regarding our employee base, see “Employees.”

Broad, Deep and Diverse Relationships.    Our customer, investigator and other provider relationships contribute to our industry leading position in the biopharmaceutical services market. During each of the last 10 years, we have worked with the 20 largest biopharmaceutical companies, as measured by their respective 2011 reported revenues. In 2012, we had nine customers from whom we earned at least $100 million in service revenues. During each of the last five years, we have had at least eight customers from whom we earned more than $100 million in service revenues. We also work with over 400 small, mid-size and other biopharmaceutical companies outside the 20 largest by revenues. These customers accounted for approximately 47% of our net new business during 2012. In 2012, we provided services across both our Product Development and Integrated Healthcare Services segments to all of our top 25 key customers. Under our global prime site and partner programs, we also have broad, deep and diverse relationships with clinics, large hospitals and health systems through which we have access to thousands of investigators and other providers worldwide.

Therapeutic and Scientific Expertise.    We have continued to invest in developing world-class scientific capabilities to help our customers leverage rapidly changing science to better understand disease causality, develop drugs and diagnostics, and deliver safer, more effective therapies. Underpinning our investments and service delivery is a focus on delivering consistent, high-quality services to our customers across all business groups throughout the world, including a centralized ethics and compliance office dedicated to facilitating adherence to quality standards and ethical behavior. We have created 13 therapeutic centers of excellence in our company that are designed to bring together the scientific expertise across our service lines as needed to achieve an optimal therapeutic solution for our customers. These capabilities, coupled with our biomarker development research labs and assay development and validation services, provide a comprehensive set of services to support the development of drug therapies across the therapeutic spectrum, including the emerging field of personalized medicine. We have employees with substantial scientific, quantitative, analytical and applied technology skills and substantial expertise in numerous therapeutic areas, with over 1,800 Ph.D.s, medical doctors and statisticians on our staff worldwide. We have product development capabilities across a range of therapeutic areas, with a focus on oncology, cardiovascular, central nervous system and internal medicine. These four therapeutic areas represented 50% of the total biopharmaceutical product pipeline in 2011 and are generally more complex and require significant scientific expertise and global scale.

Integrated Services to Enable Better Decision-making in the Broader Healthcare Market.    Our core market is product development, and we have deep and global expertise across the phases of this market from first in man trials through post-marketing studies. Our services are designed to provide integrated solutions that address the complex challenges faced by a broad range of healthcare industry participants. We believe that our significant capabilities in analytics, clinical science and real world data, combined with our broad commercial, consulting and post-launch expertise, will enable us to meet the research and analytical needs of healthcare industry participants from the development and commercialization organizations within traditional and emerging biopharmaceutical companies to payers, providers and other stakeholders. As the healthcare market continues to demand greater accountability for outcomes and value for money, we intend to increasingly deploy our capabilities in the broader healthcare market to help healthcare industry participants rapidly assess the viability of new drugs, cost-effectively accelerate development of the most promising drugs, launch and promote drugs to the market effectively, evaluate their impact on healthcare, and make better reimbursement and prescription decisions.

Experienced, Highly Trained Management and Staff.    Our senior management team includes executives with experience from inside and outside the biopharmaceutical and biopharmaceutical services industries who use their decades of experience to serve our customers and grow our company. Our founder, Dr. Gillings, a pioneer of the biopharmaceutical services industry, continues to serve as our Executive Chairman. Thomas H. Pike, our Chief Executive Officer, joined us with 30-plus years of strategic and operational experience in healthcare and technology, much of it gained in leadership positions at Accenture. Each of our other executive officers has more than 25 years of experience in large, multinational organizations. Our management and staff are comprised of approximately 27,000 employees worldwide, of whom more than 800 are medical doctors and more than 850 possess a Ph.D. or equivalent. Our employees contribute to a company-wide culture focused on delivering services and information that meet or exceed the quality standards demanded by customers, doctors, patients and regulatory authorities. At this time, we have over 5,600 contract medical sales representatives, a sales force that is comparable in size to the sales forces of many large biopharmaceutical companies. In support of our growth, we regularly review our capabilities and make adjustments to our workforce to ensure we have the right mix of expertise to meet the demand for our services. During the past several years we have continued to hire employees in many areas to enhance our capabilities and expertise, even as we have implemented restructuring plans, including targeted workforce reductions, to respond to the evolving nature of our industry, make our service delivery more efficient and ultimately help further our business objectives and improve shareholder returns. Our recent restructuring activities have included Board-approved plans that we initiated in February 2013, May 2012, July 2011, December 2010 and May 2010 with approved costs of up to approximately $15.0 million, $20.0 million, $25.3 million, $12.0 million and $20.0 million, respectively. We strive to maintain a culture that reinforces collaboration, motivation and innovation which is consistent with our core values and Code of Conduct: Doing the Right Thing. To that end, in 2012, we were named as one of the 25 best multinational places to work by the Great Place to Work® Institute.

Technology Solutions and Process/Data Capabilities.    For over 30 years, we have been devoted to advancing state of the art technology, processes and analytics to optimize our service offerings and provide our customers with the information they need to quickly make critical decisions regarding the development and commercialization of their products. We have focused on investment in quality data, including de-identified electronic health records, or EHR, and we currently have access to EHR data representing more than 40 million patient lives. In addition, we have established a substantial digital network of registered users with whom we communicate regularly. Approximately 3 million people are registered users of these digital services that provide opportunities to seek information and participate in clinical trials and observational studies. Because data are only as good as the analytics used to analyze them, we have also invested heavily in data analytics products, services and professionals. As part of this investment, we created our proprietary data integration tool, Quintiles Infosario™, which is a suite of services that integrates data from across multiple source systems to provide us and our customers with current, quality and comprehensive information regarding clinical trials, allowing decisions to be made quickly and efficiently. In addition, we have developed a planning and design platform with Lilly and we have entered into a strategic partnership with Allscripts to jointly developing software solutions to enable improvements to the drug development process and demonstrate the value of biopharmaceutical products in the real world. We have obtained or applied for more than 60 patents in connection with the development of our proprietary technology, systems and processes.

Our Growth Strategy

The key elements of our growth strategy across Product Development and Integrated Healthcare Services include:

Leverage Our Leadership Position and Scale.    We are the global market leader in providing drug development, commercialization and outcome analytics services, and we have substantially larger service revenues and more employees around the world than reported by any of our CRO competitors. We plan to continue to grow organically and through selected acquisitions to expand our services and capabilities. We believe our portfolio of services enable us to provide a wide range of solutions for customers by taking an integrated view of the healthcare landscape. We intend to leverage our global scale from our scientific and therapeutic expertise, global investigator network, central laboratory and data library to help our customers reduce costs, improve efficiency and effectiveness, and deliver better healthcare outcomes.

Build Upon Our Customer Relationships.    We believe that the breadth and depth of our global operations, service offerings, therapeutic expertise, analytics experience and technology, combined with our existing relationships with participants across the healthcare industry, position us well to capture a significant share of the large “untapped” biopharmaceutical spending not historically available to biopharmaceutical services companies. For example, over the past several years, we have built dedicated customer relationship teams around each of our largest customers, allowing us to proactively help them identify additional ways our services can enable them to further improve their R&D productivity and focus on variable cost structures. In addition, we continue to evolve our relationships with small, mid-size and other biopharmaceutical customers outside the 20 largest by revenues, of which we have over 400 around the world. The breadth and depth of our service offerings allow us to develop relationships with key decision makers throughout our customers’ organization. We intend to leverage our strong customer relationships to further penetrate new opportunities as our customers seek to reduce and variabalize their cost structures.

Continue to Enable Innovative and Flexible Business Solutions.    We use our extensive scope of services to design innovative and flexible solutions tailored for our customers’ needs in an increasingly complex environment. We believe that sustainable and growing revenue can be achieved through differentiation of services, coupled with deeper and broader relationships and a commitment to structuring flexible and innovative solutions to meet the diversified and changing needs of the healthcare industry. For example, we entered into an alliance with Eisai Pharmaceuticals to conduct 11 proof-of-concept studies on six oncology compounds, resulting in a relationship that helped Eisai extend its capacity and accelerate the development of these compounds at half of Eisai’s original budgeted cost. We intend to leverage our people, processes and technologies to provide significant value to our customers through customized outsourcing, shifting more of the responsibility for managing development to us and other arrangements that can save our customers time and money and contribute to our profitable growth.

Use Our Therapeutic, Scientific and Domain Expertise to Improve Outcomes.    We believe our deep scientific, therapeutic and domain expertise enables us to help customers deliver and demonstrate enhanced value for patients and solve the complex challenges inherent in drug development and commercialization. We also believe that the breadth of our expertise, from expert consulting to data-driven planning and design, enables us to help biopharmaceutical companies improve operational efficiency and outcomes by transforming processes. Quintiles Outcome demonstrates our thought and scientific leadership in the area of observational research, currently leading the Good ReseArch for Comparative Effectiveness (GRACE) initiative, which is developing a core set of good practice principles to address the design, conduct, analysis and reporting of observational studies of comparative effectiveness. We use our therapeutic, scientific and domain expertise to help our customers reach optimal outcomes in the ever-changing healthcare landscape. For example, we recently implemented a program for a large biopharmaceutical company to educate over 670,000 patients and staff to increase patient compliance with a customer’s diabetes drug. Our ability to link observational research, patient education and compliance data in diabetes is one example of our ability to connect clinical data to improve outcomes for our customers. We intend to leverage our scientific expertise and innovative technologies to improve value for our customers.

Leverage Our Global Footprint and Presence in Significant Emerging Markets.    We have some of the broadest global capabilities in the biopharmaceutical services industry, with a presence in all of the major biopharmaceutical markets, including the United States, Japan, Europe and each of the BRIC countries. Our extensive global footprint provides us substantial local expertise in multinational patient populations and regulatory schemes that allows us to effectively serve customers worldwide. We believe there is a significant opportunity to increase our penetration and grow our revenues in both developed and developing markets as we adapt to meet the evolving needs of the biopharmaceutical industry as it seeks to serve the needs of an expanding and aging global population. Our business model allows us to react quickly to the unique market needs of multinational biopharmaceutical companies as well as regional and local market participants. For example, we are able to support our customers in the Asia-Pacific region with a large regional workforce, which we believe is significantly larger than that of any of our competitors, and we have the largest commercial services operation in Japan. Further, our revenues in the Asia-Pacific region have increased 32% from 2010 to 2012. We are also able to use our global footprint to help biopharmaceutical companies in developed markets leverage their costs. For example, we implemented a global monitoring solution based in Bangalore, India, for a United States biopharmaceutical company to provide monitoring for over 1,000 products. We intend to continue to leverage our global footprint to deliver services broadly and effectively as the needs of our customers evolve.

Capitalize on Emerging Growth Opportunities in the Broader Healthcare Market.    We believe that healthcare stakeholders, such as regulatory authorities, payers, providers and patients, are transforming the delivery of healthcare by increasingly seeking evidence to support drug approval, reimbursement, prescribing and consumption decisions in a manner that will afford us opportunities to use our competitive strengths in new markets, including payer and provider services. We believe that in the new healthcare landscape payers and providers will increasingly need to measure the value of services and patient outcomes. We plan to leverage our deep experience in interventional Phase IIIb/IV trials, our broad array of consulting expertise and our observational research capabilities to help meet the increasing need for real-world and late phase research to assist our customers in monitoring safety, proving efficacy, evaluating benefit-risk, demonstrating effectiveness and gaining market access. We also plan to continue to focus on integrating data to enable more successful development of compounds and solutions for payers and providers. We intend to utilize our existing capabilities to expand our reach into adjacent market opportunities that are complementary to our historical focus.

Our History

We were founded in 1982 by Dr. Gillings, who was a biostatistics professor at the University of North Carolina at Chapel Hill. Dr. Gillings and his cofounder pioneered the use of sophisticated statistical algorithms to improve the quality of data used to determine the efficacy of various drug therapies. We expanded internationally into Europe in 1987 and into Asia in 1993. In 1994, we had grown to over $90 million in revenues and completed an initial public offering through Quintiles Transnational. As a public company, we grew both organically and through acquisitions, adding a variety of new capabilities. By the end of 1996, we significantly expanded our service offerings by acquiring companies that added commercial and consulting capabilities to our business. In September 2003, we completed a going private transaction, with Quintiles Transnational becoming owned by a group of investors that included Dr. Gillings. In January 2008, Quintiles Transnational completed the Major Shareholder Reorganization, which resulted in our ownership by Dr. Gillings, the Sponsors, certain other shareholders who participated in the going private transaction and various members of our management. In December 2009, we completed what we refer to as the Holding Company Reorganization, whereby we formed Quintiles Holdings as the parent company of Quintiles Transnational.

Services

We address the needs of healthcare industry participants by providing product development and integrated healthcare services to help our customers navigate the complex healthcare environment and improve outcomes. We can support our biopharmaceutical customers from first in man trials through patent expiration, from strategy through planning and execution. We also offer a growing number of services designed to address the outcomes and analytical needs of the broader healthcare industry. The broad scope of our services allows us to help our customers rapidly assess the viability of a growing number of potential new therapies, cost-effectively accelerate development of the most promising ones, launch new products to the market quickly, and evaluate their impact and appropriate use on patients.

We offer our services through two reportable segments:    Product Development and Integrated Healthcare Services. The figure below displays the range of our services across both of our segments.

Product Development

Product Development provides services and expertise that enable biopharmaceutical companies to outsource the clinical development process from first in man trials to post-launch monitoring. Our comprehensive service offerings provide the support and functional expertise necessary at each stage of development, as well as the systems and analytical capabilities to help our customers improve product development efficiency and effectiveness. We plan to continue to add to and change our service offerings, both organically and through targeted acquisitions, as the product development and associated clinical trial processes continue to evolve.

Product Development is comprised of Clinical Solutions & Services and Consulting. Clinical Solutions & Services provides services necessary to develop biopharmaceutical products, including project management and clinical monitoring functions for conducting multi-site trials (generally Phase II-IV) and clinical trial support services that improve clinical trial decision making and data management and strategic planning and design services that improve decisions and performance. Consulting provides strategy and management consulting services based on deep life science expertise and advanced analytics as well as regulatory and compliance consulting services.

Clinical Solutions & Services

Project Management and Clinical Monitoring

Drawing upon our 30 years of experience, our site databases, our site relationships and our highly trained staff, Clinical Solutions & Services enables the efficient conduct and coordination of multi-site trials (generally Phase II-IV). To assist our customers with Phase IIIb clinical trials, we deliver cost-effective solutions through multidisciplinary, data-driven trial design and recruitment approaches, flexible delivery models and proven processes, dedicated, specially trained late phase project managers and experts in health outcomes, epidemiology, biostatistics and post-marketing regulations. Our Phase IV services provide additional trials to further evaluate the effectiveness, side effects and cost effectiveness of a drug following regulatory approval. Clinical Solutions & Services’ service offerings include protocol design, feasibility and operational planning, site start up, patient recruitment, project management and monitoring of the investigator sites and data from patient visits.

Study Design and Operational Planning.    We assist our customers in preparing the study protocol, designing clinical report forms and identifying appropriate patients, sites and the optimal country mix to meet their objectives, among other key upfront decisions. The study protocol defines the medical hypotheses to be examined, the number of patients required to produce statistically valid results, the period of time over which they must be tracked, the frequency and dosage of drug administration and the study procedures.

Investigator/Site Recruitment.    During clinical trials, the drug is administered to patients by physicians, referred to as investigators, at hospitals, clinics or other sites. The quality of a clinical trial is dependent on the quality of the investigators who perform the trials. Through our global prime site and partner programs, we have established relationships with thousands of investigators who conduct our clinical trials worldwide. We provide our investigators the resources and tools they need to effectively conduct the trials.

Site and Regulatory Start Up.    The process of identifying, training and contracting with sites while also securing regulatory and ethics approval is a complex and time consuming aspect of clinical trials. We have a dedicated unit that draws upon our experience from participating in trials globally across multiple therapeutic areas for the last 30 years. We utilize technology and analytics to simplify and streamline this process, reducing time to first patient in and laying the groundwork for successful trial execution.

Patient Recruitment.    We assist our customers in recruiting patients for clinical trials through investigator relationships, media advertising, use of Web-based techniques and other methods. We also help to ensure patients are retained for the duration of the trials. We use informatics tools and media-based recruitment methods to identify, reach and recruit the appropriate patients. Our patient recruitment system includes informatics tools and media-based recruitment methods to provide broad pools of prescreened patients as well as an efficient enrollment process and a call center. Through our global prime site programs, in which we form research partnerships with large hospitals and health systems, we are capable of enrolling thousands of patients in clinical trials each year. We have enrolled on average over 125,000 patients in clinical trials annually during the last five years.

Clinical Monitoring.    We deploy and manage clinical research associates, or CRAs, to work with and monitor sites to assure the quality of the data, which we gather according to Good Clinical Practice, or GCP, and International Conference on Harmonization, or ICH, regulations and guidelines, and to meet the customers’ and regulatory authorities’ requirements according to the study protocol. CRAs also assist with site initiation, training, patient enrollment and retention. Regulatory authorities are encouraging the use of innovative approaches in trial monitoring, and we have deployed targeted, risk-based, monitoring techniques to improve monitoring efficiency and effectiveness, focusing on the areas most likely to impact the quality of the data and safety of the patients in their particular trial. To support more efficient approaches to monitoring, we have established a project coordination center, which performs remote monitoring activities.

Project Management.    Our project managers help customers navigate the complexity of the clinical trial process and coordinate all of the various activities, data streams and timelines associated therewith. Aligned by therapeutic experience, our project managers highlight risks before they become issues, while managing budgets and timelines. As trials become more complex, project managers are becoming increasingly important in ensuring trials are completed successfully.

Digital Patient Services

Our digital patient unit provides participants with information to better manage their personal health and programs to better manage their conditions, as well as opportunities to participate in clinical research and observational studies. Formed in 2012, our digital patient unit draws upon our proprietary database of over 3 million registered users to facilitate recruitment across the development spectrum.

Clinical Trial Support Services

Each clinical trial requires a number of concurrent services and data streams. We offer a broad range of functional services and consultation to support clinical trials through Clinical Solutions & Services. Clinical Solutions & Services’ functional services and specialized expertise help customers efficiently collect, analyze and report the quality data and evidence they need to gain regulatory approval. Our clinical trial support services include:

Clinical Data Management.    With over 20 years of experience, our data management services provide support for the collection, organization, validation and analysis of clinical data. Data used can be captured via electronic data capture, or EDC, or from paper. These databases include customized databases to meet customer-specific formats, integrated databases to support regulatory submissions to numerous regulatory authorities around the world, including, for example, to the FDA to support new drug applications, or NDAs, BLAs, and premarket approval applications, or PMAs, for medical devices.

Biostatistical Services.    We provide statistical analyses of scientific databases for all phases of the drug development process. Biostatistics is at the core of every clinical trial, and we have been pioneering the use of biostatistics since our founding in 1982. We have over 500 biostatisticians around the world, of whom over 50% have advanced degrees. We use biostatistics to assist our customers in speeding drug development, staying current with evolving best practices, navigating regulatory requirements and developing and qualifying biomarkers.

Central Laboratories.    We support the laboratory testing and reporting needs inherent in all phases of clinical trials, offering globally harmonized safety and efficacy biomarker testing through the world’s largest, wholly owned network of central laboratories with individual College of American Pathologists accreditations. Services include assay development and validation, the provision of protocol-specific trial materials, customized lab report design, and specimen management and archival. We support trials anywhere in the world through wholly owned facilities in the United States, the United Kingdom, South Africa, India, China, Singapore and Japan, and a tightly coordinated network of affiliated laboratories in Argentina and Brazil. Our global processes and harmonization scheme are designed to help ensure the standardization of laboratory test results and integrated, comparable data collection, management and transfer, including providing direct electronic integration of laboratory data into safety and efficacy reports for NDA submissions. To this end, each of our central laboratories in the United States is Clinical Laboratory Improvement Amendments, or CLIA, certified, and we have designed the protocols for each of our central laboratories around the world to adhere to the CLIA requirements.

Bioanalytical Laboratories.    Originating with our November 2011 acquisition of Advion, we offer our customers a broad range of Good Laboratory Practice, or GLP, and non-GLP bioanalytical testing to support pharmacokinetic/pharmacodynamic, or PK/PD, studies, and absorption, distribution, metabolism and elimination, or ADME, studies in the early phases of clinical testing. Utilizing our global Phase I network, we can provide our customers with a rapid turnaround of bioanalytical/PK data to support the efficient completion of Phase I trials. By combining our global central laboratories and our Phase I networks, we believe that we can help biopharmaceutical companies make better decisions faster.

Genomic Laboratory.    Originating with our August 2012 acquisition of Expression Analysis, we provide a broad range of solutions in support of our customers’ clinical trial and research efforts, including experiment design, sample analysis, nucleic acid isolation, gene expression profiling, genotyping, next generation sequencing and advanced bioinformatics. Our services include whole genome to focused set gene expression profiling and genotyping assays along with DNA and RNA sequencings services, sequence enrichment technologies and bioinformatics support. Our quality system is designed to adhere to Clinical and Laboratory Standards Institute (CLSI) guidelines, and our CLIA-certified laboratory supports GLP compliance.

Cardiac Safety and ECG Laboratory Services.    Our centralized electrocardiogram, or ECG, laboratory in India provides continuous global collection and analysis of ECGs by trained cardiologists as part of clinical trials. Our laboratory logs, tracks and analyzes ECGs from around the world, and stores and transmits reports in near real time. We believe that integrating our ECG laboratory capabilities into clinical trials helps customers identify and adjust to cardiac safety signals earlier in the drug development process.

Safety and Pharmacovigilance Operations.    Conducting clinical trials requires a dedicated, separate process to collect, analyze and report safety events. We have extensive experience, scale and geographic coverage for case management services. Our safety management system combines our expertise, standard operating procedures and best practices derived from thousands of projects. Underpinned by this technology, we help customers efficiently manage fluctuating case loads, streamline global operations and compliance, and gain better insights into clinical trial operations. The system offers advanced data intelligence features that integrate multiple data sets to help identify and understand trends more quickly and manage safety risks more proactively. We customize our lifecycle safety suite of services to monitor drug safety, including managing case reports, performing safety risk profiling and improving operational efficiency, quality and regulatory compliance.

Phase I Clinical Pharmacology Services.    Phase I trials often involve testing a new drug on a limited number of volunteers and patients. For such Phase I trials, we own and operate three clinical pharmacology units (Phase I clinics) where we perform the core clinical functions related to these trials, with support from the specialized expertise and functions from other members of Clinical Solutions & Services. Our Phase I trial capabilities include dose ranging, bioavailability/bioequivalence studies, PK/PD modeling, first administration to humans, multiple dose tolerance, dose effect relationship and metabolism studies. Our global Phase I network includes operations in Overland Park, Kansas (United States), London, United Kingdom, and Hyderabad, India. As of December 31, 2012, this network represents 325 beds across three continents.

Strategic Planning and Design

Through our strategic planning and design services, we offer consultation services to improve decisions and performance including portfolio, program and protocol planning and design, biomarker consultation, benefit-risk management, regulatory affairs, biostatistics, modeling and simulation, and personalized medicine.

Biomarkers, Genomics and Personalized Medicine.    Personalized medicine is an emerging practice of medicine that uses information about a person’s genes, proteins and environment to prevent, diagnose and treat disease. We have focused heavily over the past several years on developing world-class capabilities in the areas of biomarker and genomics research, testing and analysis. In August 2012, we acquired Expression Analysis, which provides whole genome to focused-set gene expression and genotyping assays, along with next-generation sequencing services, sequence enrichment technologies and bioinformatics support. In addition, in January 2012, we helped form and entered into a strategic alliance to develop biomarkers using a proprietary DNA- and protein-based assay technology platform and will provide consulting services in the development, placement, conduct and analysis of early phase oncology clinical trials. In November 2011, we acquired Advion, which provides laboratory solutions and technical expertise in drug bioanalytical, immunogenicity, immunoassays and in vitro ADME studies. We believe that our investments in biomarker, genomics and personalized medicine capabilities will enable our customers to access leading science expertise to better understand diseases, develop drugs and diagnostics, and deliver safer, more effective therapies based on an individual’s genetic makeup.

Through these investments and the addition of key industry experts, we support biopharmaceutical companies with deep expertise in these complex and groundbreaking efforts with a comprehensive suite of services, including biomarker discovery and development, assay development and validation, genomics, digital pathology and consultation on the use of biomarkers to improve patient selection for clinical trials.

Model Based Drug Development.    We have extensive capabilities in the development and use of modeling and simulation techniques to improve decision-making through scenario analysis at key points in the drug development process. Services include population PK/PD modeling and simulation to identify the concentration-response relationship and best doses to pursue in later testing, and clinical trial simulation to test various trial design options simulated on computers before performing the actual trial.

Planning and Design.    Our Center for Integrated Drug Development is developing an innovative approach to strategic clinical research planning with a design platform that includes a modeling and simulation process for scenario planning and risk assessment to support portfolio, program development and protocol planning.

Regulatory Affairs Services.    We provide comprehensive medical and regulatory affairs services for our biopharmaceutical customers. Our medical services include medical oversight of trials, review and interpretation of adverse experiences, medical writing of reports and trial protocols and strategic planning of drug development programs. Regulatory services for product registration include regulatory strategy design, document preparation, publishing, consultation and liaison with various regulatory authorities. Our regulatory affairs professionals help to define the steps necessary to obtain registration as quickly as possible. Our depth of services, scale and geographic coverage, including the key regions of focus for biopharmaceutical companies, enables us to meet customers’ needs to launch products in multiple countries simultaneously.

Consulting Services

We offer our customers consulting services based on our experience with the product life cycle. By operating at the intersection of three core capabilities—strategy, data and analytics—and by providing access to the deep domain expertise offered by our various service lines, we can develop pragmatic solutions that help biopharmaceutical companies anticipate and address their myriad challenges and opportunities.

Product Development Strategy Consulting.    Our expert consultants support biopharmaceutical customers to improve the effectiveness and efficiency of their product development operations. We provide objective, industry vetted recommendations to help customers bring safer, differentiated products to market faster and more cost effectively. We begin in the conceptualization phase of development with strategic market research to bring a commercially minded approach to clinical design. Through a combination of secondary data and clinical analytics, we support customers in making informed development decisions. Additionally, we assist customers in optimizing their product development processes through best practices and new development models.

Regulatory and Compliance Consulting.    We supply regulatory and compliance consulting services to the biopharmaceutical industry. The consulting services offered are related to Good Manufacturing Practice, or GMP, GCP and GLP, global regulatory affairs, and quality systems engineering and validation. We assist customers in preparing for interactions with the FDA and foreign regulatory authorities or agencies, including inspections and resolution of enforcement actions, and complying with current GMP, and quality systems regulations, meeting process and software validation requirements and bringing new medical devices to market.

Process and IT Implementation Consulting.    Realizing that strategy is only as good as how effectively it is implemented, we both design highly executable strategies and help implement them. Our consultants help customers optimize clinical and business processes to accelerate timelines and eliminate waste. Change management experts help implement new processes and organizational initiatives. Finally, we develop technology and information technology strategies and help ensure their successful implementation.

Integrated Healthcare Services

Integrated Healthcare Services provides the healthcare industry with both broad geographic presence and commercial capabilities. Our customized commercialization services are designed to accelerate the commercial success of biopharmaceutical and other health-related products by promoting, delivering and proving value. When integrated with our product development services, our commercialization services enable solutions across the full lifecycle of a product.

Commercial Services

Contract Sales.    Skilled primary care, specialty and multi-channel integrated sales teams provide our customers with a flexible resource that is able to respond quickly and effectively to the changing marketplace. We provide our customers with a variety of staffing options, including direct hire, flexible work arrangements, leave of absence and “strike force” arrangements (in which a team is deployed to a particular territory to capitalize on a market niche opportunity) in both full-time and flex-time solutions. We can supplement our sales forces with remote e-detailing capabilities. We use a proprietary review process and a variety of techniques, including extensive computerized databases and candidate referrals, to recruit candidates for our contract sales teams. Our training and development services integrate traditional, distance-learning and Web-based services. Our contract sales unit helps customers design or revamp their existing sales training programs to meet marketplace demands. This service includes not only design, but also delivery and strategic meeting planning.

Market Entry/Market Exit.    Market entry services help biopharmaceutical companies quickly and successfully launch products in new markets (including the high-growth BRIC markets) before or in lieu of establishing a long-term commercial infrastructure. Market exit services help biopharmaceutical companies manage the regulatory, quality and governance issues that arise when exiting unprofitable or less profitable markets. Market entry and market exit services are integrated solutions that can include assistance with regulatory compliance, market access, brand strategy, import and distribution logistics, and sales and marketing programs.

Integrated Channel Management.    Integrated multichannel solutions leverage market-based analytics to help biopharmaceutical companies optimize channel mix (including sales force mix) so that the sales and marketing strategy for individual drugs can be effectively executed across multiple channels, including the use of sales representatives, e-detailing, video, mail, call center, webinars and online portals. Our integrated channel management services allow our customers to access key healthcare stakeholders and tailor the channels used to optimize results.

Patient Engagement Services.     Our health management services professionals offer customized clinical and educational solutions to bridge the gap between the clinical and commercial phases of product development and provide expertise across a broad range of pre-launch, launch and post-launch opportunities. We provide customers with solutions in a broad-based spectrum, from patient adherence programs to clinical trial educators that assist in recruitment, education and retention of patients in clinical trials. We assist biopharmaceutical companies in evaluating the therapy from the perspective of the patient, not just the prescriber, supporting patient compliance and product dosing compliance therapy adherence and patient retention, which we believe can increase commercial success. Patients are increasingly involved in decisions regarding healthcare in general and drug therapy in particular. Our professionals assist in the process of developing patient-centric strategies and implementing them for or side by side with customers. We believe that our clinical and promotional expertise, commercial orientation and international experience enable us to tailor these programs to meet the diverse needs of the global biopharmaceutical industry across a wide range of disciplines and local market conditions. While broad-based in experience, we have specific expertise in oncology, multiple sclerosis, diabetes, neurology and pain management.

Market Access and Commercialization Consulting.    Market access services support biopharmaceutical customers in the development and execution of a strategy for bringing products into the market based on value. Once a product proceeds from large scale clinical trials to commercialization, our consultants help customers create product positioning, pricing and formulary access and reimbursement strategies based on extensive primary research with providers, patients, payers and other decision-makers. In support of product marketing at launch, we conduct multi-stakeholder research to assist in developing go-to-market plans and drive payer usage through deployment of our key account managers, supporting this decision-making with health economic models and health technology assessments to justify price to formulary decision-makers. Finally, post-launch, we track actual product costs and outcomes through medical claims data analysis, comparative effectiveness research, medical records and patient interviews. The combination of these services provides our customers with the marketing, economic and reimbursement support they need to help maximize commercial potential throughout the entire product lifecycle.

Brand and Scientific Communications.    Our communications group offers a range of pre-launch, launch and post-launch services, beginning in the early stages of product development and continuing until the product reaches peak penetration. Services include communications strategies and planning, product positioning and branding, opinion leader development, faculty training, symposia, promotional programs, sponsored publications, new media-based programs, patient education and clinical experience programs (either standalone or supporting their health management services). As early as Phase I and Phase II clinical trials, we can begin to develop and disseminate scientific information and develop and present educational forums to help gain opinion leader support for a new drug.

Medical Education.    We have a dedicated medical education team that assists the healthcare industry in providing appropriate continuing medical education to a diverse group of healthcare professionals. Our education professionals design programs to address medical needs, based on the approaches that will work best with clinicians in specific therapeutic areas. They incorporate the latest advances in outcomes measurement to demonstrate how each program improves physician competencies and behavior and the quality of patient care.

Quintiles Outcome

In October 2011, we acquired Outcome, which has designed and implemented more than 200 patient registries and post-approval programs. Through our acquisition of Outcome, we improved our ability to offer real-world and observational expertise in approximately 100 countries across numerous therapeutic areas, as well as patented technology designed specifically for real-world research. Quintiles Outcome provides real-world and late phase research to monitor safety and evaluate benefit-risk, demonstrate effectiveness, gain market access and expand labeling and approved indications. Its programs involve observational studies, product and disease registries, safety and surveillance, risk management and risk evaluation and mitigation strategies, or REMS, comparative and cost effectiveness, expanded labeling, health economics and outcomes, patient-reported outcomes, quality of life, medical record review, and electronic medical record and electronic health record studies.

Payer and Provider Services

Recently, we began to utilize our global integrated health service platform, together with our scientific and clinical expertise, to offer a range of specialized services to organizations and users across the care continuum, including governments, hospitals, physician offices and pharmacies. In addition to enabling higher quality and more efficient hospital-based clinical research, we offer a variety of services and tools that help payers and providers increase the quality and cost-effectiveness of healthcare. These services include comparative and cost-effectiveness research capabilities, clinical management analytics, decision support services, medication adherence and health outcome optimization services, and web-based systems for measuring quality improvement.

Customers and Marketing

To provide and coordinate service offerings to our customers, we have business development efforts across our service offerings and within many individual service offerings, and we also maintain an integrated business development group. To foster accountability in key service offering areas, each offering area has a designated leader who drives the financial contribution of that offering area. These two axes of business development direct the selling and business development personnel in each of our major locations in the United States and throughout Europe, the Asia-Pacific, Canada and Latin America, providing coverage of both multi-national and regional/domestic biopharmaceutical companies.

Each major service offering area is responsible for the development and maintenance of services that are attractive to our customers and competitive with offerings from other biopharmaceutical services companies. Each year we develop strategies, allocate resources, identify target customers and implement sales efforts.

We take a holistic customer-oriented view toward business development. Our integrated business development group is responsible for assessing our customers’ current and future needs and helping to define the right service offerings to be delivered at the right time. This group includes dedicated customer teams that deliver customized solutions from the full breadth and depth of our service offerings for the world’s leading biopharmaceutical companies. In addition, we continue to evolve our relationships with our small, mid-size and other biopharmaceutical customers outside the 20 largest biopharmaceutical companies based on 2011 reported revenues.

During 2012, we earned service revenues of over $100 million in seven countries in North America, Europe and Asia. Please refer to Note 22 to our audited consolidated financial statements included elsewhere in this prospectus for further details regarding our foreign and domestic operations for the years ended December 31, 2012, 2011 and 2010. For a discussion of risks attendant to our foreign operations, see “Risk Factors—Our business is subject to international economic, political and other risks that could negatively affect our results of operations and financial condition.”

Approximately 73.9%, 74.0% and 72.6% of our service revenues were attributed to Product Development during the years ended December 31, 2012, 2011 and 2010, respectively, and approximately 26.1%, 26.0% and 25.3% of our service revenues were attributed to Integrated Healthcare Services during the years ended December 31, 2012, 2011 and 2010, respectively. Additional information regarding our segments is presented in Note 23 to our audited consolidated financial statements included elsewhere in this prospectus.

No single customer accounted for 10.0% or more of our consolidated service revenues in 2012 or 2011. In the past, we have derived, and may in the future derive, a significant portion of our service revenues from a relatively limited number of major projects or customers. As biopharmaceutical companies continue to outsource large projects and/or functions to fewer providers, this concentration of business could increase.

Net New Business Reporting and Backlog

Net new business is the value of services awarded during the period from projects under signed contracts, letters of intent and, in some cases, pre-contract commitments that are supported by written communications, adjusted for contracts that were modified or canceled during the period. Net new business was as follows (in thousands):

	Fiscal Year Ended December 31,
	2012	2011	2010
Product Development	$3,473,900	$3,040,400	$2,759,600
Integrated Healthcare Services	1,027,300	1,003,700	791,900

Total	$4,501,200	$4,044,100	$3,551,500

Consistent with our methodology for calculating net new business during a particular period, backlog represents, at a particular point in time, future service revenues from work not yet completed or performed under signed contracts, letters of intent and, in some cases, pre-contract commitments that are supported by written communications. Using this method of reporting backlog, at December 31, 2012, backlog was approximately $8.7 billion, as compared to approximately $8.0 billion at December 31, 2011 and $7.1 billion at December 31, 2010. Included within backlog at December 31, 2012 is approximately $5.6 billion of backlog that we do not expect to generate revenue in 2013. Once work begins on a project, service revenues are recognized over the duration of the project.

We believe that backlog and net new business may not be consistent indicators of our future results because they have been and likely will be affected by a number of factors, including the variable size and duration of projects, many of which are performed over several years, and changes to the scope of work during the course of projects. Additionally, projects may be terminated or delayed by the customer or delayed by regulatory authorities for reasons beyond our control. To the extent projects are delayed, the timing of our revenue could be affected. If a customer cancels an order, we may be reimbursed for the costs we have incurred. Typically, however, we have no contractual right to the full amount of the revenue reflected in our backlog or net new business contracts in the event of cancellation. Revenue recognition occurs over extended periods of time and is subject to unanticipated delays. Fluctuations in our reported backlog and net new business levels also result from the fact that we may receive a small number of relatively large orders in any given reporting period that may be included in our backlog and net new business. Because of these large orders, our backlog and net new business in that reporting period may reach levels that may not be sustained in subsequent reporting periods. As we increasingly compete for and enter into large contracts that are more global in nature, we expect the rate at which our backlog and net new business convert into revenue to increase, or lengthen. For more details regarding risks related to our backlog, see “Risk Factors—Our backlog may not convert to revenues at the historical conversion rate.” Projects that have been delayed remain in backlog, but the timing of the revenue generated may differ from the timing originally expected. Accordingly, historical indications of the relationship of backlog and net new business to revenues may not be indicative of the future relationship.

Competition

The market for our product development services is highly competitive, and we compete against traditional CROs, the in-house R&D departments of biopharmaceutical companies, universities and teaching hospitals. Among the traditional CROs, there are several-hundred small, limited-service providers, several medium-sized firms and only a few full-service companies with global capabilities. Consolidation among CROs likely will result in greater competition among the larger CROs for customers, clinical personnel and acquisition candidates. Product Development’s primary competitors include Covance, Inc., Pharmaceutical Product Development, Inc., PAREXEL International Corporation, ICON plc, inVentiv Health, Inc., or inVentiv, INC Research and PRA International, among others. Competitive factors for product development services include:

•	previous experience and relationships;

•	medical and scientific experience in specific therapeutic areas;

•	the quality of contract research;

•	speed to completion;

•	the ability to organize and manage large scale trials on a global basis;

•	the ability to manage large and complex medical databases;

•	the ability to provide statistical, regulatory and consulting services;

•	the ability to recruit investigators and patients expeditiously;

•	the ability to deploy and integrate IT systems to improve the efficiency of contract research;

•	risk and reward sharing;

•	the ability to form strategic alliances;

•	a global presence with strategically located facilities and breadth of service offerings;

•	financial strength and stability; and

•	price.

Integrated Healthcare Services competes against the in-house sales and marketing departments of biopharmaceutical companies, other pharmaceutical sales and service organizations and consulting firms offering healthcare consulting and medical communications services, including boutique firms specializing in the healthcare industry and the healthcare departments of large firms. Integrated Healthcare Services’ primary competitors in the United States include inVentiv, PDI, Inc. and Publicis Selling Solutions. Outside of the United States, Integrated Healthcare Services typically competes against single country or more regionally focused commercial service providers, such as United Drug plc, inVentiv, EPS Corporation and CMIC HOLDINGS Co., Ltd in Japan. The primary competitive factors affecting commercial services are the proven ability to quickly assemble, train and manage large qualified sales forces to handle broad scale launches of new drugs and price. Competitive factors affecting healthcare consulting and medical communications services include experience, reputation and price.

Notwithstanding these competitive factors, we believe that the synergies arising from integrating product development services with commercial services, supported by global operations, data analysis and the ability to form long term strategic alliances with biopharmaceutical companies, differentiate us from our competitors.

Intellectual Property

We develop and use a number of proprietary methodologies, analytics, systems, technologies and other intellectual property in the conduct of our business. We rely upon a combination of confidentiality policies, nondisclosure agreements, invention assignments and other contractual arrangements to protect our trade secrets, and patent, copyright and trademark laws to protect other intellectual property rights. We have obtained or applied for more than 60 patents in connection with the development of our proprietary technology, systems and processes. We have also registered or applied for trademarks and service marks in the United States and a number of foreign countries, and our trademark “Quintiles®” is of material importance to us. Although the duration of trademark and service mark registrations varies from country to country, trademarks and service marks generally may be renewed indefinitely so long as they are in use and/or their registrations are properly maintained, and so long as they have not been found to have become generic. Although we believe the ownership of our patents, trademarks and service marks is an important factor in our business and that our success does depend in part on the ownership thereof, we rely primarily on the innovative skills, technical competence and marketing abilities of our employees. Other than our Quintiles® trademark, we do not have any material patents, trademarks, service marks, licenses, franchises or concessions.

Employees

As of March 31, 2013, we had 26,846 full-time equivalent employees in 60 countries, comprised of 9,948 in the Americas, 9,676 in the Europe and Africa region and 7,222 in the Asia-Pacific region, with at least 500 employees in 10 countries around the world. As of March 31, 2013, Product Development had 18,669 full-time equivalent employees and Integrated Healthcare Services had 6,723 full-time equivalent employees. In addition, our centralized operations/corporate office had 1,454 full-time equivalent employees.

The success of our business depends upon our ability to attract and retain qualified professional, scientific and technical staff. The level of competition among employers in the United States and overseas for skilled personnel, particularly those with Ph.D., M.D. or equivalent degrees or training, is high. We believe that our brand recognition and our multinational presence, are an advantage in attracting qualified candidates. In addition, we believe that the wide range of clinical trials in which we participate allows us to offer broad experience to clinical researchers. None of our employees are subject to a collective bargaining agreement. Employees in some of our non-United States locations are represented by works councils as required by local laws. We believe that our relations with our employees are good.

Properties

As of March 31, 2013, we had approximately 100 offices located in 60 countries. Our executive headquarters is located adjacent to Research Triangle Park, North Carolina. We maintain substantial offices serving Product Development in Durham, North Carolina; Marietta, Georgia; Reading, England; West Lothian, Scotland; Irene, South Africa; Tokyo, Japan; Bangalore, India; and Singapore. We also maintain substantial offices serving Integrated Healthcare Services in Parsippany, New Jersey; Hawthorne, New York; Reading, England; and Tokyo, Japan. We own facilities in Gotemba City, Japan and Barcelona, Spain that serve Product Development and Integrated Healthcare Services. The facility in Barcelona, Spain is subject to mortgages. All of our other offices are leased. None of our leases is individually material to our business operations. Many of our leases have an option to renew, and we believe that we will be able to successfully renew expiring leases on terms satisfactory to us. We believe that our facilities are adequate for our operations and that suitable additional space will be available if needed.

Legal Proceedings

We are party to legal proceedings incidental to our business. While our management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our consolidated financial statements, litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on our financial condition and results of operations.

GOVERNMENT REGULATIONS

Good Clinical Practice

GCP guidelines contain the industry standard for the conduct of clinical trials. The FDA, the European Medicines Agency, or EMA, and many other regulatory authorities require that study results and data submitted to such authorities be based on trials conducted in accordance with GCP provisions. These provisions include:

•	complying with specific regulations governing the selection of qualified investigators;

•	obtaining specific written commitments from the investigators;

•	ensuring the protection of human subjects by verifying that Institutional Review Board or independent Ethics Committee approval and patient informed consent are obtained;

•	instructing investigators to maintain records and reports;

•	verifying drug or device accountability;

•	reporting of adverse events;

•	monitoring the trial for compliance with GCP requirements; and

•	permitting appropriate regulatory authorities access to data for their review.

Records for clinical trials must be maintained for specified periods for inspection by the FDA and other regulators. Significant non-compliance with GCP requirements can result in the disqualification of data collected during the clinical trial.

Our standard operating procedures related to clinical trials are written in accordance with regulations and guidelines appropriate to the region where they are used, thus helping to ensure compliance with GCP. FDA regulations and guidelines serve as a basis for our North American standard operating procedures. Within Europe, we perform our work subject to the EMA’s Note for Guidance “Good Clinical Practice for Trials on Medicinal Products in the European Community.” All clinical trials (other than those defined as “non-international”) to be submitted to the EMA must meet the requirements of the International Conference on Harmonisation and World Health Organisation GCP standards. Our offices in the Asia-Pacific region and in Latin America have developed standard operating procedures in accordance with their local requirements and in harmony with our North American and European operations.

Regulation of Drugs and Biologics

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, the Public Health Service Act, or the PHS Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable United States requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

Before a new drug or biologic may be marketed, it must undergo extensive testing and regulatory review to determine that it is safe and effective and be approved by the FDA or other regulatory authority. Using the United States regulatory environment as an example, the stages of this development process are generally as follows:

Nonclinical Research

Nonclinical research involves in vitro (test tube) and animal studies to evaluate the chemistry formulation and toxicity of the drug or biologic over a wide range of doses and to detect whether the product is likely to cause any of a variety of adverse conditions or diseases, including birth defects and cancer. Initial nonclinical studies are conducted before any clinical testing occurs, while longer-term testing is conducted in parallel with clinical studies. If initial results warrant continuing development of the drug or biologic, the results of the studies are submitted to the FDA by the manufacturer as part of an investigational new drug application, or IND, which includes, among other things, items such as preclinical data, manufacturing information, a proposed clinical protocol and an investigational plan and must be reviewed by the FDA and become effective before proposed clinical testing can begin. In some cases, the FDA raises questions or concerns relating to one or more proposed clinical trials, which the IND sponsor and the FDA must resolve before the clinical trial can begin. This can occur at the initial stage or at any time during the product’s development based on new information from ongoing studies or other sources. In addition, clinical trials cannot begin at a particular trial site until approved by the site’s institutional review board, which is an independent expert body charged with protecting patient safety. As a result, there can be no assurance that submission of an IND will result in the ability to commence clinical trials.

Clinical Trials

Phase I clinical trials include basic safety and pharmacology testing in approximately 20 to 80 human subjects per trial, usually healthy volunteers or stable patients, and include trials to evaluate the metabolic and pharmacologic action of the product in humans, how the drug or biologic works, how it is affected by other drugs, how it is tolerated and absorbed, where it goes in the body, how long it remains active, and how it is broken down and eliminated from the body. Phase II clinical trials include basic efficacy (effectiveness) and dose-range testing in a limited patient population (usually 100 to 200 patients per trial) afflicted with a specific disease or condition for which the product is intended for use, further safety testing, evaluation of effectiveness, and determination of optimal dose levels, dose schedules and routes of administration. If Phase II trials yield satisfactory results, Phase III trials can commence. Phase III clinical trials include larger scale, multi-center, comparative clinical trials conducted with patients afflicted by a target disease, designed to permit a valid statistical test of safety and effectiveness required by the FDA and others and to provide an adequate basis for product labeling. The FDA receives reports on the progress of each phase of clinical testing and may require the modification, suspension or termination of clinical trials if, among other things, an unreasonable risk is presented to patients or if the design of the trial is insufficient to meet its stated objective.

NDA or BLA Preparation and Submission

Upon completion of Phase III clinical trials, the customer assembles the data from all phases of development, along with the chemistry and manufacturing and nonclinical data and the proposed labeling, among other things, into a single large document, the NDA or the biologic license application, or BLA. The FDA carefully scrutinizes data from all phases of development as well as the facilities where the product is manufactured to determine whether the manufacturer has complied with regulations and whether the drug or biologic is safe and effective for the specific use under study. The FDA may refuse to accept the NDA or BLA for filing and substantive review if certain administrative and content criteria are not satisfied. Even after accepting the submission for review, the FDA may require additional testing or information before approval of an NDA or BLA. The FDA must deny approval of an NDA or BLA if applicable regulatory requirements are not satisfied.

Post-Marketing Surveillance and Phase IV Trials

Federal regulation requires a manufacturer to collect and periodically report to the FDA additional safety data on the drug or biologic for as long as the manufacturer markets the product (post-marketing surveillance). If the product is marketed outside the United States, these reports must include data from all countries in which the product is sold. Additional post-marketing trials (Phase IV) may be required by the FDA as a condition of the product’s approval to assess safety or verify clinical benefit or may be voluntarily undertaken after initial approval to find new uses for the product, to test new dosage formulations or to confirm selected nonclinical benefits. Product approval may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. In addition, the FDA and other major regulatory agencies may require sponsor companies to prepare risk management plans for approved and marketed drugs and biologics, aimed at assessing and managing a drug’s risks. The passage of the FDA Amendments Act of 2007 imposed additional requirements on sponsors to address drug safety, to conduct post-marketing trials required by the FDA and to increase public transparency by submitting clinical trial information, including clinical study results, of investigational and marketed drugs (as well as medical devices) to a databank maintained by the National Institutes of Health and accessible to the public on the Internet (www.clinicaltrials.gov).

Regulation of Medical Devices

In the United States, medical devices are subject to extensive regulation by the FDA under the FDC Act, its implementing regulations and certain other federal and state statutes and regulations. The laws and regulations govern, among other things, the design, manufacture, storage, recordkeeping, approval, labeling, promotion, post-approval monitoring and reporting, distribution and import and export of medical devices. Failure to comply with applicable requirements may subject a device and/or its manufacturer to a variety of administrative sanctions, such as FDA refusal to approve pending PMAs, issuance of warning letters, mandatory product recalls, import detentions, civil monetary penalties, and/or judicial sanctions such as product seizures, injunctions and criminal prosecution.

FDA approval or clearance is generally required before a medical device may be marketed in the United States. In order to obtain clearance for marketing, a manufacturer must demonstrate substantial equivalence to a legally marketed predicate device by submitting a pre-market notification, or 510(k), to the FDA seeking FDA 510(k) clearance. The FDA may require preclinical and clinical data to support a substantial equivalence determination, and there can be no assurance the FDA will find a device substantially equivalent to a legally marketed predicate device. Clinical trials can take extended periods of time to complete. After submission of a pre-market notification containing, among other things, any data collected, the FDA may find the device substantially equivalent, in which case the device may be marketed, or find it not substantially equivalent and not allow it to be marketed.

After a device receives 510(k) clearance from the FDA, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require approval of a pre-market approval application, or PMA. If the FDA finds that a device is not substantially equivalent due to the lack of a legally marketed predicate device, the manufacturer may request that the FDA make a risk-based classification to place the device in Class I or Class II. However, if a timely request for risk-based classification is not made, or if the FDA determines that a Class III designation is appropriate, a PMA will be required to be submitted and approved before the device may be marketed. If there is no legally marketed predicate device, a manufacturer can seek to have a device classified in Class I or Class II through the de novo review process. As a result of statutory revisions made in 2012, the de novo process can be used without first going through the 510(k) process. The PMA approval process is lengthy, expensive and typically requires, among other things, extensive data from preclinical testing and a clinical trial or trials that demonstrate a reasonable assurance of safety and effectiveness. There can be no assurance that review will result in timely, or any, PMA approval. There may also be significant conditions associated with the approval, including limitations on labeling and advertising claims and the imposition of post-market testing, tracking or surveillance requirements. Even after approval, a new PMA or PMA supplement may be required in the event of a modification to the device, its labeling or its manufacturing process.

Regulation of Patient Information

Our information management services relate to the diagnosis and treatment of disease and are, therefore, subject to substantial governmental regulation. In addition, the confidentiality of patient-specific information as protected health information and the circumstances under which such patient-specific records may be released for inclusion in our databases or used in other aspects of our business is heavily regulated. Federal, state and foreign governments are contemplating or have proposed or adopted additional legislation governing the possession, use and dissemination of personal data, such as personal health information and personal financial data, as well as security breach notification rules for loss or theft of such data. Additional legislation or regulation of this type might, among other things, require us to implement new security measures and processes or bring within the legislation or regulation de-identified health or other personal data, each of which may require substantial expenditures or limit our ability to offer some of our services.

Regulations to protect the safety and privacy of human subjects who participate in or whose data are used in clinical research generally require clinical investigators to obtain affirmative informed consent from identifiable research subjects before research is undertaken. Under HIPAA, the United States Department of Health and Human Services has issued regulations mandating heightened privacy and confidentiality protections for certain types of individually identifiable health information, or protected health information, when used or disclosed by healthcare providers and other HIPAA-covered entities or business associates that provide services to or perform functions on behalf of these covered entities. HIPAA regulations require an applicable permission from the patient or exemption before identifiable health information may be used for research, in addition to any required informed consent. Portions of the American Recovery and Reinvestment Act of 2009 supplemented these regulations by requiring notification to individuals when their protected health information may have been stolen or accessed by unauthorized persons. HIPAA regulations also specify standards for de-identifying health information so that information can be handled outside of the HIPAA requirements and for creating limited data sets that can be used for research purposes under less stringent HIPAA restrictions. Although we do not meet the definition of a regulated “covered entity” under HIPAA, many of our clinical investigators with whom we are involved in clinical trials are HIPAA “covered entities.” For the clinical investigators to disclose protected health information to us for research purposes, there must be a HIPAA Authorization for Research signed by the patient or an exception under HIPAA. In addition, we may handle protected health information on the behalf of a covered entity as their “business associate,” and as such we are directly responsible for complying with certain of HIPAA’s data security and privacy rules under the January 2013 revisions to those rules, which take effect on March 26, 2013. As a business associate, we expect to be compliant with the revised rules no later than the required compliance date, September 23, 2013. Under these amendments, our failure to comply with HIPAA’s data security and privacy rules can yield up to $1.5 million in annual civil penalties for each violation. Also, we receive identifiable health information from various sources, including from investigators conducting research studies who are covered entities or who are employed by covered entities. We are engaged in ongoing communications with HIPAA-covered entities from whom we receive identifiable health information to ensure that information is disclosed to us by the covered entities in compliance with HIPAA privacy provisions, and believe we will continue to be able to obtain such information, consistent with HIPAA requirements. However, if the covered entities have not obtained patient permissions for disclosure of information for research purposes or do not understand HIPAA requirements and erroneously object to providing us such information even though the disclosure is compliant with HIPAA requirement, then this could have an adverse effect on our ability to obtain such information in a timely manner for our business operations relating to research.

Outside of the United States, many countries have enacted laws to safeguard the privacy and security of personal information, including individually identifiable health information. The member states of the EU have adopted a rigorous system of data protection regulations, based upon a framework imposed by the 1995 European Commission Directive on Data Protection. These rules provide broad protections for personal information, including, among other things, notice requirements, limits on the scope and duration for which personal information may be maintained and processed, restrictions on disclosures of personal information, standards for providing individuals with control over the manner in which personal information is processed and restrictions on transfers of such data to the United States and other countries that the EU finds to lack “adequate” data protection laws of their own. Health-related information is recognized as a special, sensitive category of personal information, which may generally be processed only pursuant to the affirmative, or opt-in, consent of the individual to whom the information pertains. Violations of these data protection regulations are subject to administrative penalties, civil money penalties and criminal prosecution, including corporate fines and personal liability.

In order to comply with these evolving laws and regulations, we may need to implement new data protection, privacy and data security measures, which may require us to make substantial expenditures or cause us to discontinue or limit the products and services we offer. In addition, if we violate applicable laws, regulations, contractual commitments or other duties relating to the use, privacy or security of health information, we could be subject to regulatory sanctions, civil liability or criminal prosecution or suffer reputational harm, and it may be necessary to modify our business practices.

Regulation of Promotion, Marketing and Distribution of Pharmaceutical Products and Medical Devices

Our integrated healthcare services are subject to detailed and comprehensive regulation in each geographic market in which we operate. Such regulation relates, among other things, to the distribution of drug samples, the marketing and promotion of approved products, the qualifications of sales representatives and the use of healthcare professionals in sales functions.

In the United States, our integrated healthcare services are subject to numerous federal and state laws pertaining to promotional activities involving pharmaceutical products and medical devices, such as the FDA’s regulations against “off-label promotion,” which require sales representatives to restrict promotion of the approved product they are detailing to the approved labeling for the product, and the Prescription Drug Marketing Act which imposes licensing, personnel record keeping, packaging, labeling, product handling and facility storage and security requirements. Other federal and state laws prohibit manufacturers, suppliers and providers from offering, giving or receiving kickbacks or other remuneration in connection with ordering or recommending the purchase or rental of healthcare items and services. The sale or distribution of pharmaceutical products and devices is also governed by the Federal Trade Commission Act and state consumer protection laws. In the United Kingdom, our integrated healthcare services are subject to the Association of the British Pharmaceutical Industry Code of Practice for the Pharmaceutical Industry, which prescribes, among other things, an examination that must be passed by sales representatives within two years of their assuming or beginning employment. We are subject to similar regulations currently in effect in the other countries where we offer integrated healthcare services.

We are also subject to various laws and regulations that may apply to certain drug and device promotional practices, including, among others, various aspects of the Medicare program, such as the Medicare and Medicaid Anti-Fraud and Abuse Amendments of 1977, or the Anti-Fraud and Abuse Law, and the Civil False Claims Act. For example, the Anti-Fraud and Abuse Law prohibits the use of research grants or clinical trials or other forms of remuneration if the purpose is to induce the purchase or prescription of products or services paid for by Medicare or Medicaid or other federal healthcare programs, rather than the collection of research data. Violations of these laws and regulations may result in criminal and/or civil penalties, including possibly as an “aider and abettor.”

Regulation of Laboratories

Our United States laboratories are subject to licensing and regulation under federal, state and local laws relating to hazard communication and employee right-to-know regulations, and the safety and health of laboratory employees. Additionally, our United States laboratories are subject to applicable federal and state laws and regulations and licensing requirements relating to the handling, storage and disposal of hazardous waste, radioactive materials and laboratory specimens, including the regulations of the Environmental Protection Agency, the Nuclear Regulatory Commission, the Department of Transportation, the National Fire Protection Agency and the United States Drug Enforcement Administration, or DEA. The use of controlled substances in testing for drugs with a potential for abuse is regulated in the United States by the DEA and by similar regulatory bodies in other parts of the world. Our United States laboratories using controlled substances for testing purposes are licensed by the DEA. The regulations of the United States Department of Transportation, Public Health Service and Postal Service apply to the surface and air transportation of laboratory specimens. Our laboratories also are subject to International Air Transport Association regulations, which govern international shipments of laboratory specimens. Furthermore, when the materials are sent to a foreign country, the transportation of such materials becomes subject to the laws, rules and regulations of such foreign country. Our laboratories outside the United States are subject to applicable national laws governing matters such as licensing, the handling and disposal of medical specimens, hazardous waste and radioactive materials, as well as the health and safety of laboratory employees.

In addition to its comprehensive regulation of safety in the workplace, the United States Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for healthcare employers whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These regulations, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to chemicals, and transmission of blood-borne and airborne pathogens. Furthermore, certain employees must receive initial and periodic training to ensure compliance with applicable hazardous materials regulations and health and safety guidelines. Although we believe that we are currently in compliance in all material respects with such federal, state and local laws, failure to comply with such laws could subject us to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

Further, laboratories that analyze human blood or other biological samples for the diagnosis and treatment of clinical trial subjects must comply with CLIA, as well as requirements established by various states. CLIA requires laboratories to meet staffing, proficiency and quality standards and other requirements. The failure to meet these requirements may result in civil penalties and suspension or revocation of the CLIA certification.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding the individuals who serve as our executive officers and directors. There are no family relationships between any of our executive officers or directors, except for Dr. Gillings and Dr. Mireille Gillings, who are married. Our directors hold office until their respective successors are elected and qualified or until their earlier resignation or removal.

Name	Age	Position With Company
Dennis B. Gillings, CBE, Ph.D.	69	Executive Chairman and Director
Thomas H. Pike	53	Chief Executive Officer and Director
John D. Ratliff	53	President, Chief Operating Officer and Director
Kevin K. Gordon	50	Executive Vice President and Chief Financial Officer
Michael I. Mortimer	53	Executive Vice President and Chief Administrative Officer
Derek M. Winstanly, MBChB	66	Executive Vice President, Chief Customer and Governance Officer
James H. Erlinger III	54	Executive Vice President, General Counsel and Secretary
Fred E. Cohen, M.D., D.Phil.	56	Director
John P. Connaughton	47	Director
Jonathan J. Coslet	48	Director
Michael J. Evanisko	63	Director
Mireille Gillings, Ph.D.	49	Director
Christopher R. Gordon	40	Director
Jack M. Greenberg	70	Director
Denis Ribon	43	Director
Leonard D. Schaeffer	67	Director

Dennis B. Gillings, CBE, Ph.D., has served as our Executive Chairman and as a director since he founded our company in 1982. He also served as our Chief Executive Officer from 1982 to December 2012. Dr. Gillings serves on several other boards and councils. He formerly served as the founding Chairman of the Association of Clinical Research Organizations, a Washington-based trade group formed in 2002. Dr. Gillings received a diploma in Mathematical Statistics from Cambridge University in 1967 and a Ph.D. in Mathematics from the University of Exeter, England, in 1972. He served for more than 15 years as a professor at the University of North Carolina at Chapel Hill and received the Honorary Degree of Doctor of Science from the University in May 2001. He was awarded the Commander in The Most Excellent Order of the British Empire in 2004. In 2006, Dr. Gillings was appointed Pro Chancellor of the University of Southampton and serves as a Trustee on the Southampton University Development Trust.

Thomas H. Pike has served as Chief Executive Officer of Quintiles Transnational since April 2012, as a director since August 2012 and as our Chief Executive Officer since January 2013. Mr. Pike served as Chief Executive Officer of Accelion, Inc., a healthcare outsourcing firm, from January 2010 to November 2010. Following his service with Accelion, Inc., Mr. Pike acted as an independent consultant. Mr. Pike previously spent 22 years with Accenture, a global management consulting, technology services and outsourcing company, including serving as Chief Risk Officer from September 2009 to January 2010, Managing Director—North America Health and Products Industries from December 2006 to August 2009, Chief Operating Officer—Global Resources Industries from March 2002 to December 2006 and Managing Partner—Growth & Strategy from 1999 until March 2002. Mr. Pike began his career in the consulting industry, including as a Senior Engagement Manager with McKinsey & Company from 1989 to 1992. Mr. Pike received his Bachelor of Science in Accounting from the University of Delaware.

John D. Ratliff has served as a director since May 2006, as our Chief Operating Officer since November 2006 and as our President since August 2010. Previously, he served as our Chief Financial Officer from June 2004 to October 2006. Prior to joining us, he worked for Acterna Corporation, a global communications equipment company, since June 2000 and served as its Corporate Vice President and Chief Financial Officer from January 2002 through October 2003. Prior to joining Acterna, Mr. Ratliff held several senior executive positions over 19 years at IBM, including most recently, Vice President of Finance and Planning, Personal Systems Group, Vice President of Finance and Planning, Latin America and IBM Assistant Controller. Mr. Ratliff received his Bachelor of Industrial and Systems Engineering from the Georgia Institute of Technology and Master of Business Administration from Duke University.

Kevin K. Gordon has served as our Executive Vice President and Chief Financial Officer since July 2010. Prior to joining us, he spent 13 years with Teleflex Incorporated, a global, publicly traded health care company, most recently serving as Chief Financial Officer from March 2007 to January 2010, during which time he was responsible for all of Teleflex’s financial, tax, risk management, corporate development and investor relations activities and led a strategic migration from a diversified industrial company to a higher-margin health care products company. Prior to serving at Teleflex, Mr. Gordon spent 12 years in senior finance positions with Package Machinery Company and KPMG. Mr. Gordon received his Bachelor’s degree in Accounting from the University of Connecticut.

Michael I. Mortimer has served as our Executive Vice President and Chief Administrative Officer since December 2007. Previously, he served as our Executive Vice President, Global Human Resources beginning in July 2003. Mr. Mortimer’s previous experience includes 10 years at Charles Schwab Corp., where he was Senior Vice President of Human Resources for the company’s international and United States domestic retail organizations. Prior to joining Charles Schwab, Mr. Mortimer began his human resources career in 1986 with Sprint Corporation. Mr. Mortimer received a Bachelor’s degree in Behavioral Sciences from The Ohio State University.

Derek M. Winstanly, MBChB has served as our Executive Vice President, Chief Customer and Governance Officer since November 2011. Dr. Winstanly joined us in 1999 as President of Quintiles Japan and was responsible for the implementation of the Asia Pacific Contract Pharmaceutical Organization, including Pre-clinical, Clinical, Commercial, Academy and Informatics divisions. In 2002, he became chairman of Quintiles Japan and Regional Director for the Asia-Pacific region. In June 2005, he became our Executive Vice President, Strategic Business Partnerships. In his current role, Dr. Winstanly is responsible for the office of the chief medical and chief compliance officers and quality assurance. In addition, he is responsible for government affairs and is Chairman of the Asia-Pacific Regional Board. Prior to joining us, Dr. Winstanly worked for Glaxo Wellcome, plc, now GlaxoSmithKline, for 15 years. Dr. Winstanly first joined Glaxo South Africa, now GlaxoSmithKline South Africa, as Medical Director in charge of Clinical Development, Regulatory and Medical Affairs. After being named and serving as Chief Executive Officer of the South African company, Dr. Winstanly moved to the United Kingdom to accept the position of Director, Migraine & New Therapy areas, where he was responsible for the international commercial development of all products in these disease areas. Following the merger of Glaxo, Inc. and Burroughs, Wellcome & Co., he was appointed President of Nippon Wellcome, now GlaxoSmithKline K.K., in Japan. Dr. Winstanly qualified as a Medical Doctor MBChB at the University of Pretoria and is registered as a Medical Practitioner in both the United Kingdom and South Africa.

James H. Erlinger III has served as our Executive Vice President, General Counsel since January 2013 and as our Secretary since February 2013. Prior to joining us, he spent over 27 years practicing corporate law at Bryan Cave, LLP, a multinational law firm. Mr. Erlinger focused his practice on outsourcing, healthcare, joint ventures, mergers and acquisitions, licensing and capital formation. Mr. Erlinger is a certified public accountant and received his Bachelor’s degree in Finance from the University of Missouri-Columbia, his Master of Business Administration from the University of Missouri-Columbia, College of Business and his Juris Doctor from the University of Missouri-Kansas City School of Law.

Fred E. Cohen, M.D., D.Phil., F.A.C.P., has served as a director since May 8, 2007. Dr. Cohen is a TPG Partner, having joined TPG in 2001, and serves as co-head of TPG’s biotechnology group. Dr. Cohen is also an Adjunct Professor of Cellular and Molecular Pharmacology at the University of California, San Francisco, where he has taught since 1988. Dr. Cohen serves as a director of Aptalis Holdings, Inc., a privately held company, and Genomic Health Inc., a company focused on providing actionable genomic health information. He is a member of the Institute of Medicine and the American Academy of Arts and Sciences. He is also a trustee of Autistica, a United Kingdom based charity. Dr. Cohen holds a Bachelor of Science degree in Molecular Biophysics and Biochemistry from Yale University, a D.Phil. in Molecular Biophysics from Oxford University, where he was a Rhodes Scholar, and an M.D. from Stanford University.

John P. Connaughton has served as a director since January 2008. Since 1997, Mr. Connaughton has been a Managing Director of Bain Capital, which he joined in 1989. Prior to joining Bain Capital, Mr. Connaughton was a consultant at Bain & Company, Inc., where he worked in the healthcare, consumer products and business services industries. Mr. Connaughton also serves as a director of HCA Holdings, Inc., a corporate operator of hospitals and health systems, Warner Chilcott plc, an international pharmaceutical company, Clear Channel Communications, Inc., a global media and entertainment company, Air Medical Group Holdings, Inc., a provider of air medical services, and The Boston Celtics, a National Basketball Association franchise. Mr. Connaughton was formerly a director of SunGard Data Systems Inc., a software and technology services company, Warner Music Group Corp., a music-based content company, and CRC Health Corporation, a provider of treatment and educational programs related to behavioral issues. He also volunteers for a variety of charitable organizations, serving as a member of The Berklee College of Music Board of Trustees and the UVa McIntire Foundation Board of Trustees. Mr. Connaughton received a Bachelor of Science in commerce from the University of Virginia and a Master of Business Administration from Harvard Business School, where he was a Baker Scholar.

Jonathan J. Coslet has served as a director since our going private transaction in 2003. Mr. Coslet is a Senior Partner and the Chief Investment Officer of TPG. He is also Chairman of TPG’s Investment Committee and Management Committee and serves as a member of its Holdings Management Committee. Prior to joining TPG in 1993, Mr. Coslet was in the Investment Banking department of Donaldson, Lufkin & Jenrette, specializing in leveraged acquisitions and high yield finance from 1991 to 1993. From 1987 to 1989, Mr. Coslet worked at Drexel Burnham Lambert Incorporated. Mr. Coslet serves on the board of directors of Iasis Healthcare Corporation, an operator of hospitals, Neiman Marcus, Inc., an operator of retail stores, Petco Animal Supplies, Inc., a pet supply retailer, and Biomet, Inc., a medical device company. Mr. Coslet was formerly a director of J Crew Group, Inc., an apparel retailer, Burger King Corporation, a global fast food hamburger restaurant chain, and Caesars Entertainment Corporation, a casino-entertainment provider. Mr. Coslet also serves on the Harvard Business School Advisory Board for the West Coast. Mr. Coslet received his Master of Business Administration from Harvard Business School in 1991, where he was a Baker Scholar and a Loeb Fellow, and his Bachelor of Science in Economics (Finance) from the University of Pennsylvania Wharton School, where he was Valedictorian, summa cum laude, a Gordon Fellow and a Steur Fellow.

Michael J. Evanisko has served as a director since May 2010. Mr. Evanisko is currently Chairman of PARx Solutions, Inc., a provider of processing services for physician practices, where he has served as a director and Chairman since June 2012. From September 2010 to December 2012, Mr. Evanisko served on the board of BackChannel Media, Inc., a broadcast technology developer. From July 2008 to May 2011, he served as a consultant to Clarion Healthcare Consulting, LLC, a strategic and organizational consulting firm to pharmaceutical, biotechnology and medical device and diagnostics businesses. From June 2002 to February 2008, Mr. Evanisko served as Executive Chairman of Adheris, Inc., a provider of educational and informational services to patients taking prescription medications. From January 2008 to June 2008, he also served as a consultant to M|C Communications, LLC, a provider of certified medical education to physicians. He received his Bachelor’s degree in Labor Studies from Pennsylvania State University, his Master of Public Administration from Pennsylvania State University, his Master of Arts in Administrative Sciences from Yale University and his Master of Philosophy from Yale University.

Mireille Gillings, Ph.D., has served as a director since February 2013. Dr. Mireille Gillings has served as Chief Executive Officer, President and a director of HUYA, an accelerator and co-developer of biopharmaceutical product opportunities originating in China, since founding the company in 2004, and became its Executive Chair in January 2013. Dr. Mireille Gillings has over 20 years of experience in the biotechnology industry, including in drug development, pre-clinical research design, establishing academic partnering programs and researching neurological diseases, and has considerable expertise in biopharmaceutical innovation in China. She is a board member of the Pasteur Foundation. Dr. Mireille Gillings received a Bachelor of Arts degree from Concordia University in Montreal and holds a Ph.D. from Radboud University in Nijmegen in the Netherlands and post-doctoral fellowships at Bordeaux University in France, and Scripps Research Institute.

Christopher R. Gordon has served as a director since November 2009 and has been involved with our company since the time of Bain Capital’s investment in January 2008. Mr. Gordon is a Managing Director of Bain Capital, which he joined in 1997. Prior to joining Bain Capital, Mr. Gordon was a consultant at Bain & Company, Inc. Mr. Gordon also currently serves as a director of HCA Holdings, Inc., a corporate operator of hospitals and health systems, Air Medical Group Holdings, Inc., a provider of air medical services, CRC Health Corporation, a provider of treatment and educational programs related to behavioral issues, SunGard Data Systems Inc., a software and technology services company, and Physio-Control, Inc, a provider of emergency medical response technology. Mr. Gordon was formerly a director of Accellent, Inc., a medical manufacturing supply company. He is a founding director of the Healthcare Private Equity Association and volunteers for a variety of charitable organizations, serving on the board of directors of Year Up – Boston and as a member of the Boston Medical Center Foundation Board. Mr. Gordon received his A.B. in Economics from Harvard College and Master of Business Administration from Harvard Business School.

Jack M. Greenberg has served as a director since January 2004. He has served as Chairman of The Western Union Company, a money transfer services firm, since September 2006 and InnerWorkings, Inc., a global marketing supply chain company, since June 2010. He formerly served as Chairman and Chief Executive Officer of McDonald’s Corporation from May 1999 and August 1998, respectively, until his retirement in December 2002. Before becoming its Chief Executive Officer, Mr. Greenberg held various senior positions at McDonald’s, including Vice-Chairman, President and Chairman and Chief Executive Officer of McDonald’s USA, a division of McDonald’s Corporation. Mr. Greenberg also serves as a director of The Allstate Corporation, a property and casualty insurance company, Hasbro, Inc., a publicly traded branded play company, and Manpower Inc., a publicly traded workforce solutions company. He is a member of the American Institute of Certified Public Accountants, the Illinois CPA Society and the Chicago Bar Association. Mr. Greenberg is also a member of the board of trustees of DePaul University (having previously served as its Chairman), The Field Museum and the Institute of International Education, as well as the Chairman of the board of directors of the Metropolitan Pier & Exposition Authority. He formerly served on the executive committee of The Chicago Community Trust. Mr. Greenberg holds a business degree from DePaul University’s School of Commerce and a J.D. from DePaul University’s School of Law.

Denis Ribon has served as a director since December 2011 and as a Board observer between January 2008 and the time he became a director. Mr. Ribon is Managing Director of 3i, which he joined in 2001, and where he is the Head of the Healthcare sector. Prior to joining 3i, Mr. Ribon was a consultant at A.T. Kearney, Inc. and, prior to this, was a veterinarian practitioner. Mr. Ribon also currently serves as a director of Labco S.A., a clinical laboratory services company, Loxam SAS, an equipment rental services company, and WFCI SAS, a logistics services company. Mr. Ribon received a diploma in Veterinarian Sciences from Lyon Veterinarian School (France) and an Master of Business Administration from Hautes études commerciales de Paris.

Leonard D. Schaeffer has served as a director since January 2008. He has served as a TPG Senior Advisor since 2006, and has also served as a partner of North Bristol Partners LLC, a privately held consulting company, since 2006. From 2007 to 2011, Mr. Schaeffer served as the Chairman of the Board of Surgical Care Affiliates, LLC, a privately held company operating a national network of ambulatory surgical centers and surgical hospitals. Mr. Schaeffer formerly served as Chairman of the Board of WellPoint, Inc., then the largest health insurance company in the United States, Chairman and Chief Executive Officer of WellPoint Health Networks Inc. and Chairman and Chief Executive Officer of Blue Cross California and as a director of Allergan, Inc., a publicly traded specialty pharmaceutical company. While serving in the federal government from 1978 to 1980,

Mr. Schaeffer was Administrator of the Health Care Financing Administration (now CMS) and was responsible for the United States Medicare and Medicaid programs. Mr. Schaeffer was named the Judge Widney Professor and Chair at the University of Southern California in 2007 and serves on the board of the Brookings Institution, the RAND Corporation and the board of fellows of Harvard Medical School. Mr. Schaeffer is also a director of Amgen Inc., a publicly traded biotechnology company, and is a member of the Institute of Medicine of the National Academy of Sciences. Mr. Schaeffer received his Bachelor of Arts from Princeton University in 1969.

Board of Directors

Composition

In connection with the Major Shareholder Reorganization in January 2008, we entered into the Shareholders Agreement with Dr. Gillings, Bain Capital, the TPG Funds, Temasek, 3i and certain other investors who acquired equity securities in the going private transaction in 2003 or as a result of the Major Shareholder Reorganization. The Shareholders Agreement was supplemented in August 2012 and is expected to be amended in connection with this offering to, among other things, result in Temasek, Mr. Pike and certain other investors no longer being parties to the agreement. The parties to the Shareholders Agreement, as supplemented and expected to be amended, have agreed to vote their respective shares in favor of the following nominees to our Board:

•	two individuals to be designated by Dr. Gillings (currently Dr. Gillings and Dr. Mireille Gillings), or the Gillings Nominees;

•	one member of management (currently Mr. Pike), or the Management Nominee;

•	two individuals to be designated by Bain Capital (currently Mr. Connaughton and Mr. Gordon), or the Bain Nominees;

•	two individuals to be designated by the TPG Funds (currently Dr. Cohen and Mr. Coslet), or the TPG Nominees;

•	one individual to be designated by 3i (currently Mr. Ribon), or the 3i Nominee; and

•	three individuals to be designated by the Governance, Quality and Nominating Committee, each of whom is:

¡	not an affiliate or associate of any shareholder party to the Shareholders Agreement;

¡	not employed by us or any of our subsidiaries, affiliates or associates; and

¡

qualifies as an “independent director” under applicable law and in accordance with the rules and regulations of the SEC and the New York Stock Exchange (or any other applicable self-regulatory organization), each a Disinterested Nominee.

In addition, the parties to the supplement to the Shareholders Agreement have agreed to vote their respective shares in favor of one individual appointed by the Board (Mr. Ratliff), or the Board Nominee, who serves pursuant to the authorization provided through such supplement.

Following the completion of this offering, if any of Dr. Gillings (and his affiliates), Bain Capital or the TPG Funds ceases to beneficially own 10% or more of the then outstanding shares of our common stock, then such shareholder group will only have the right to designate one individual as a nominee to our Board under the Shareholders Agreement. Also following completion of this offering, if any of Dr. Gillings (and his affiliates), Bain Capital, the TPG Funds or 3i ceases to beneficially own 5% or more of the then outstanding shares of our common stock, then such shareholder group will no longer have the right to designate any individuals as nominees to our Board under the Shareholders Agreement. For purposes of these thresholds, the number of shares of common stock outstanding will be determined based on the most recent weighted average number of shares outstanding (basic) reported for SEC purposes, subject to certain exclusions.

Qualifications

Our Board seeks to ensure that its members have experience, qualifications, attributes and skills that will facilitate the effectiveness of the Board’s oversight responsibilities. Upon the listing of our shares on the NYSE, our Board will adopt a corporate governance policy that includes broadly defined, non-binding guidelines for Board membership such as diversity, term limits and board succession planning.

We believe that the individual and collective experience of our current directors adds value to our Board and our company. With respect to Mr. Pike, we believe that Mr. Pike’s extensive executive experience, as well as his understanding of our business and strategy from his service as our Chief Executive Officer, qualify him for service as a director, bring a valuable perspective to the Board and provide a vital link between management and the Board. With respect to Mr. Ratliff, we believe his extensive experience and understanding of our business and strategy qualify him for service on the Board, as well as the continuity he brings from his service as a director since 2006.

With respect to our other directors, who were elected to the Board as a consequence of our shareholders’ nomination rights pursuant to the Shareholders Agreement, we are unaware of the specific experience, qualifications, attributes or skills that led to each shareholder’s decision to nominate these directors to our Board. With respect to the value they add to our Board and our company, however, we note in particular that (1) Dr. Gillings brings the unique perspective of over 30 years of industry experience and continuous leadership of our company since its founding, which provide valuable insight to and a vital link between management and the Board; (2) Dr. Mireille Gillings, the other Gillings Nominee, has over 20 years’ experience in the biotechnology industry, including, since 2004, as the founder, president, chief executive officer, executive chair and director of HUYA; (3) each of the Bain Nominees (Messrs. Connaughton and Gordon) is a Managing Director of Bain Capital, serves on other public company boards and has over 15 years’ experience in the private equity industry, as well as extensive experience in the healthcare industry; (4) each of the TPG Nominees (Dr. Cohen and Mr. Coslet) is a TPG Partner or Senior Partner and has over 10 years’ experience in the private equity industry; (5) the 3i Nominee (Mr. Ribon) has over 12 years’ experience in the private equity industry; (6) the Disinterested Nominee designated by Dr. Gillings (Mr. Greenberg) previously served as the chairman, chief executive officer and chief financial officer of a global company, McDonald’s Corporation, is a certified public accountant and serves or has served on a number of other public company boards, including as chairman; (7) the Disinterested Nominee designated by Bain Capital (Mr. Evanisko) has been engaged in management consulting and entrepreneurial ventures in healthcare for over 30 years; and (8) the Disinterested Nominee designated by the TPG Funds (Mr. Schaeffer) has substantial health insurance experience as a former chairman of WellPoint, Inc. and chairman and chief executive officer of WellPoint Health Networks Inc. and Blue Cross of California.

Classes

Our amended and restated articles of incorporation will divide our Board into three classes, with staggered three-year terms:

•	Class I directors, whose initial term will expire at the annual meeting of shareholders to be held in 2014;

•	Class II directors, whose initial term will expire at the annual meeting of shareholders to be held in 2015; and

•	Class III directors, whose initial term will expire at the annual meeting of shareholders to be held in 2016.

At each annual meeting of shareholders, the successors to directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following election. The Class I directors will consist of Dr. Gillings and Messrs. Gordon, Coslet and Evanisko; the Class II directors will consist of Dr. Cohen and Messrs. Connaughton, Ratliff and Schaeffer; and the Class III directors will consist of Messrs. Pike, Ribon and Greenberg and Dr. Mireille Gillings. As a result, only one class of directors will be elected at each annual meeting of shareholders, with the other classes continuing for the remainder of their respective three-year terms.

The classification of the Board and provisions described above may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Effects of Our Shareholders Agreement and Articles of Incorporation and Bylaws to Be in Effect Following This Offering—Election and Removal of Directors; Filling Vacancies.”

Controlled Company Exemption

After completion of this offering, the parties to the Shareholders Agreement will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to rely on this exemption. As a result, we will not have a majority of independent directors on our Board. In addition, our Compensation and Talent Development Committee and our Governance, Quality and Nominating Committee will not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

The Board has affirmatively determined that each of Messrs. Greenberg, Schaeffer and Evanisko meets the definition of “independent director” for purposes of the NYSE rules. As such, we believe that upon the listing of our shares on the NYSE, our Audit Committee will be comprised entirely of independent directors. In addition, we plan to transition each of our Compensation and Talent Development Committee and our Governance, Quality and Nominating Committee to be comprised of a majority of independent directors following this offering.

Board Committees

Upon the listing of our shares on the NYSE, the Board will have three standing Board committees: (1) the Audit Committee; (2) the Compensation and Talent Development Committee; and (3) the Governance, Quality and Nominating Committee. The composition of these committees will be determined by the Board, subject to the following requirements:

•

Each of Dr. Gillings, Bain Capital and the TPG Funds has the right (each as a separate group) to designate a member of the Compensation and Talent Development Committee and the Governance, Quality and Nominating Committee; and

•

3i and its affiliates have the right to designate one director to serve on the Compensation and Talent Development Committee and the Governance, Quality and Nominating Committee, and the right to designate one director to serve on any future Board committee;

provided that following the completion of the offering, a Gillings Nominee, a Bain Nominee, a TPG Nominee or the 3i Nominee may only serve on a committee if permitted under applicable law, SEC regulations and stock exchange listing standards.

Audit Committee

The Audit Committee oversees our corporate accounting and financial reporting processes and the audits of our financial statements. The Audit Committee also provides oversight with respect to:

•	the quality and integrity of our financial statements and internal accounting and financial controls;

•

all audit, review and attest services relating to our financial statements and internal controls, including the appointment, compensation, retention and oversight of the work of the auditor engaged to provide such services to us;

•	our compliance with legal and regulatory requirements; and

•	the performance of our internal audit department.

Other responsibilities of the Audit Committee include, among other things:

•

selecting and evaluating the qualifications, performance, internal quality controls and independence of the independent auditor and pre-approving all audit engagement fees and terms, as well as audit and permitted non-audit services to be provided by such auditor;

•

discussing any material disagreements, problems or difficulties encountered in the course of audit work, including management’s response and any restrictions on the scope of work or access to required information;

•	discussing with management all significant deficiencies, material weaknesses or other major issues in the design or operation of internal control over financial reporting;

•

reviewing and discussing with management and the independent auditor the annual audited and quarterly unaudited financial statements, as well as our disclosures under “Management’s Discussion and Analysis”;

•	discussing earnings press releases and the financial information and earnings guidance provided to analysts and rating agencies;

•	preparing the Audit Committee report required by the SEC to be included in our annual proxy statement;

•	reviewing and discussing our guidelines and policies with respect to risk assessment and risk management;

•

establishing procedures for receipt, retention and treatment of complaints we receive regarding accounting, auditing or internal controls and the confidential, anonymous submission of anonymous employee concerns regarding questionable accounting and auditing matters; and

•	reviewing and approving all related person transactions.

Upon the listing of our shares on the NYSE, the Audit Committee will consist of Messrs. Greenberg (Chairman), Evanisko and Schaeffer, each of whom the Board has determined meets the definition of “independent director” for purposes of the NYSE rules, including the independence requirements of Rule 10A-3 of the Exchange Act. The Board has determined that Mr. Greenberg qualifies as an “audit committee financial expert” under Item 407(d)(5) of Regulation S-K.

Compensation and Talent Development Committee

The Compensation and Talent Development Committee will oversee our corporate compensation and benefit programs. The responsibilities of the Compensation and Talent Development Committee include, among other things:

•	establishing and reviewing our overall compensation philosophy;

•	evaluating the performance of our Chief Executive Officer and approving, or making recommendations to the Board with respect to, the Chief Executive Officer’s compensation arrangements;

•	approving, or making recommendations to the Board with respect to, compensation arrangements for our other executive officers and highly compensated employees;

•

approving, or making recommendations to the Board with respect to, new and existing executive compensation programs, including incentive and equity-based plans, and all awards under our equity-based plans;

•	overseeing our management continuity and talent development planning processes and evaluating succession plans for our Chief Executive Officer and other executive officer positions;

•	making recommendations to the Board regarding compensation of non-management directors;

•

preparing the Compensation and Talent Development Committee report on executive officer compensation as required by the SEC to be included in our annual proxy statement or annual report on Form 10-K; and

•	overseeing the preparation of the “Compensation Discussion and Analysis” for inclusion in our annual proxy statement or annual report on Form 10-K.

Upon the listing of our shares on the NYSE, the members of the Compensation and Talent Development Committee will be Messrs. Evanisko (Chairman), Connaughton, Coslet, Greenberg and Ribon.

Governance, Quality and Nominating Committee

The Governance, Quality and Nominating Committee will assist the Board in:

•	monitoring our quality, compliance management processes and regulatory compliance;

•

establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the Board a set of corporate governance guidelines applicable to our company;

•	overseeing and assisting our Board in reviewing and recommending nominees for election as directors; and

•	assessing the performance of the members of our Board.

Upon the listing of our shares on the NYSE, the members of the Governance, Quality and Nominating Committee will be Messrs. Schaeffer (Chairman), Evanisko, Gordon and Ribon and Drs. Cohen and Mireille Gillings.

Compensation Committee Interlocks and Insider Participation

During 2012, the committee of the Board of Directors charged with making compensation decisions was composed of Messrs. Connaughton, Coslet, Evanisko, Greenberg and Ribon. None of the members of the committee have at any time been an officer or employee of Quintiles or any of our subsidiaries. In addition, none of our executive officers serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our Board of Directors or the committee thereof charged with making compensation decisions. Each member of the committee of the Board of Directors charged with making compensation decisions was elected to our board of directors pursuant to the Shareholders Agreement, which requires that all parties to the Shareholders Agreement vote in favor of the election of certain nominees designated in accordance with the Shareholders Agreement. Messrs. Connaughton, Coslet and Ribon are associated with Bain Capital, TPG and 3i, respectively, each of which is a party to the Shareholders Agreement. The provisions of the Shareholders Agreement are described in greater detail in “Certain Relationships and Related Person Transactions” and “Management.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses our policies and decisions with respect to the compensation of our named executive officers and the most important factors relevant to an analysis of these policies and decisions. Our named executive officers for 2012 were:

•	Dennis B. Gillings, CBE, Executive Chairman and, until January 1, 2013, Chief Executive Officer (principal executive officer) of Quintiles Holdings

•	Thomas H. Pike, Chief Executive Officer of Quintiles Transnational and, as of January 1, 2013, Chief Executive Officer of Quintiles Holdings

•	Kevin K. Gordon, Executive Vice President and Chief Financial Officer (principal financial officer)

•	John D. Ratliff, President and Chief Operating Officer

•	Michael I. Mortimer, Executive Vice President and Chief Administrative Officer

•	Derek M. Winstanly, MBChB, Executive Vice President, Chief Customer and Governance Officer

Thomas H. Pike joined our company in April 2012 as Chief Executive Officer of Quintiles Transnational and became Chief Executive Officer of Quintiles Holdings as of January 1, 2013. Dr. Gillings continues to serve under his existing employment agreement as Executive Chairman of Quintiles Holdings as well as Quintiles Transnational.

Executive Summary

We strive to attract and retain top executive management talent by providing an environment and rewards that can differentiate us in the marketplace. As a private company, our Sponsors have taken a leading role in designing and implementing our compensation strategy, which is focused on providing a total compensation package that will attract and retain high-caliber executive officers and employees, incentivize them to achieve company and individual performance goals and align management, employee and shareholder interests over both the short term and long term. Our approach to executive compensation reflects our focus on pay for performance and on long-term value creation for our shareholders. Consistent with our overall compensation philosophy, each of our named executive officers is compensated with base salary, short-term cash incentives and long-term equity incentives. They also participate in company benefit programs, receive limited supplemental benefits and perquisites, and receive termination and change of control benefits and deferred compensation benefits.

We have undertaken to provide our senior executives with a significant equity stake in our company. We believe that by placing a significant equity opportunity in the hands of executives who are capable of driving and sustaining growth, our shareholders will benefit along with the executives who helped create this value. Since our privatization in 2003, we have not made annual equity grants to our senior executives; rather, we have granted awards upon the occurrence of significant events or in connection with new hires or promotions with the goal of rewarding performance and retaining key employees on a long-term basis. Our senior executives (including our named executive officers) have acquired an equity interest in our company in a number of ways since our privatization in 2003. Other than Dr. Gillings, each of our named executive officers either (1) directly purchased or rolled over equity into interests in our company in connection with our privatization or in connection with joining our company (as was the case with Mr. Pike) or (2) was later provided the opportunity to purchase shares of restricted stock and/or received stock options under our stock incentive plans.

Dr. Gillings made a significant personal investment in our private company in 2003 and again in connection with the Major Shareholder Transaction. Other than rolling over his equity into equity interests in our company at the time of our privatization in 2003, Dr. Gillings did not participate in any of our stock incentive plans until he received stock options after completion of the Major Shareholder Transaction in 2008. We also granted options to the other named executive officers who were with us at that time.

More recently, in connection with joining our company, we granted Mr. Gordon a stock option award covering 300,000 shares and we granted Mr. Pike a stock option award covering 1,000,000 shares. Mr. Pike also purchased shares of our common stock valued at $1,000,000 and, contingent upon his purchase of such shares, we granted him an additional option award (corresponding to the same number of shares purchased). We also granted option awards covering 100,000 shares to each of our named executive officers (other than Dr. Gillings and Mr. Pike) in August 2012. We view these recent equity awards as an important step in continuing to provide our senior executives with a significant equity stake in our company and to align the interests of management with our shareholders, while rewarding them for their contributions to our corporate success.

In making compensation decisions for 2012, the Compensation and Nominations Committee, which we refer to for purposes of this discussion as the Committee, took into account a number of factors, including:

•	our financial performance and achievement of corporate short-term and long-term objectives;

•	increased responsibilities of our named executive officers, as well as the performance of our executive team and individual performance ratings of each executive;

•	general trends in executive compensation among our competitors and within our industry; and

•	our need to reward and retain key executives.

The Committee made the following key executive compensation decisions for 2012 relating to our named executive officers:

•

approval of moderate increases in executive salaries for our senior executive team, including the named executive officers other than our Executive Chairman, to reward individual long-term performance, leadership and increased responsibilities, as well as to remain competitive within our industry;

•	approval of stock option awards for our senior executive team, including the named executive officers (other than Dr. Gillings);

•	establishment of the terms of, and approval of awards under, our 2012 annual cash-based incentive bonus program; and

•	approval of cash bonuses and exercise price reductions (adjustments) relating to certain outstanding stock options in connection with two separate cash dividends paid to shareholders.

In addition, as part of our succession planning we hired a new chief executive officer for Quintiles Transnational in April 2012. We entered into an employment agreement with Mr. Pike, the specific terms of which are discussed in more detail below. See “Narrative Disclosure Relating to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements—Employment Agreement with Mr. Pike.” As discussed in more detail below, the Committee considered compensation data provided by management and its compensation consultant when determining the value of Mr. Pike’s overall compensation package. This resulted in a total compensation package which we view to be consistent with our compensation philosophy and objectives as outlined in this discussion. Specifically, in addition to base salary, bonus opportunities and other benefits, we provided Mr. Pike a $250,000 sign-on bonus and a guaranteed bonus of $666,667 for 2012. We believe that these benefits were both consistent with market practice and were necessary incentives to attract Mr. Pike to join our company in lieu of pursuing other opportunities. In addition, Mr. Pike purchased $1,000,000 worth of our shares of common stock and we awarded him two separate stock options covering an aggregate of

1,038,580 shares. We believed it was appropriate to provide Mr. Pike this equity stake in our company from the onset of his employment in order to bring his equity ownership interest in our company to a level more commensurate with that of the other named executive officers and to closer align Mr. Pike’s interests with those of our shareholders.

Objectives of Compensation Program

Our Compensation Philosophy

Our compensation program and philosophy reflect the fact that we have been a private company since 2003. Our Sponsors have played a significant role with respect to our compensation decisions. As a result, our compensation philosophy centers upon:

•

linking compensation actually paid to achievement of our corporate financial, operating and strategic goals and to the individual responsibilities of, and performance and contributions by, each of our named executive officers;

•	aligning the interests of our named executive officers with those of our shareholders by delivering a significant portion of each executive’s compensation through equity-based awards; and

•	attracting and retaining executives of the highest caliber for our business by providing competitive compensation packages.

The key elements of our compensation program combine cash and equity-based compensation to reward the achievement of annual, long-term and strategic goals. Together, these elements are designed to be complementary and to collectively serve the compensation objectives described above.

Highlights of 2012 Performance

We believe that the design of our 2012 compensation program is best understood by evaluating it in the context of the business environment in which we have been operating, particularly since the economic downturn in 2008. The combination of the global economic downturn, reduced customer research and development spending, cost containment initiatives pursued by our customers, and excess capacity within both the biopharmaceutical and biopharmaceutical services industries all resulted in significant pricing pressure which began in late 2008 and which persists today. In recognition of the impact of challenging market and economic conditions on our performance over the past few years, beginning in 2009 we further tailored our compensation practices to ensure alignment between executive compensation and company performance. In particular, we took various steps to moderate or eliminate compensation expense to sustain growth and profitability. Specifically, we:

•	did not approve any salary increases for our named executive officers in 2009 and 2010;

•	reduced short-term incentive pools to be paid to our named executive officers in 2009 and 2011;

•	continued tight control of global discretionary spending and heightened scrutiny of any non-essential business travel.

Despite the economic downturn and the competitive environment we have been operating in, we achieved strong financial performance in 2012 and continued to grow revenues. Highlights of our short-term and long-term operating performance included the following:

•

Strong financial performance.    We ended 2012 with revenue of $3.7 billion, reflecting $817 million of revenue growth since 2008 and $2.4 billion of growth since 2002 (our last full fiscal year as a public company) with backlog of $8.7 billion;

•

Balanced growth and shareholder returns.    Since 2008, we have paid approximately $1.5 billion in cash dividends to shareholders (including cash dividends of $567.85 million paid to shareholders in 2012). We have also invested approximately $495 million in acquisitions and capital expenditure over the past three years; and

•

Global presence.    By the end of 2012, we had approximately 27,000 employees operating in approximately 100 countries, which represents a net expansion since the beginning of 2008 of over 4,000 employees.

We believe that each of our named executive officers was instrumental in helping us to achieve these results and managing our company through a difficult economic environment with steady long-term growth and significant returns for our shareholders. As a result, we took steps during 2012 to reward their performance, particularly through providing:

•

moderate salary increases for our named executive officers (other than Mr. Pike, who joined our company in April 2012, and Dr. Gillings, whose salary has remained flat since our privatization in 2003);

•	the first grants of option awards (not tied to initial hires) for our named executive officers (other than Dr. Gillings and Mr. Pike) since 2008;

•	cash bonuses and equitable exercise price reductions (adjustments) relating to outstanding stock options in connection with two separate extraordinary cash dividends paid to shareholders; and

•

establishment of the terms of, and determination of awards under, the 2012 Performance Incentive Plan, or the 2012 PIP, which is designed to reward participants for achieving and exceeding performance targets for their businesses and generating profit for our company and shareholders.

The Executive Compensation Process

Role of the Committee in Compensation Decisions

The Committee oversees our executive compensation program. During 2012, the Committee consisted of five directors, including a representative from each of Bain Capital, TPG and 3i (who represent our Sponsors), and two designated independent directors. Michael Evanisko, one of our independent directors, served as chairman of the Committee. Our Sponsors have had significant representation on the Committee since our privatization in 2003 and they play an active role in determining our compensation policies and setting compensation for each of our named executive officers. The decisions by our Sponsors’ representatives, and the decisions of the Committee as a whole, are targeted towards implementing compensation arrangements that reward the achievement of annual, long-term and strategic goals and enhance shareholder value.

Our principal executive officer makes recommendations to the Committee regarding the compensation of our named executive officers (other than the principal executive officer) and provides input regarding executive compensation programs and policies generally. This role was transitioned from Dr. Gillings to Mr. Pike in early 2013. We expect Mr. Pike to continue in this advisory role going forward, with the Committee making independent assessments of performance relating to Dr. Gillings and Mr. Pike. The Committee exercises its discretion to modify any recommended adjustments or awards to executives and makes the final compensation determinations for all of our named executive officers. In making its decisions, the Committee relies heavily on the substantial experience and expertise in executive compensation of its members and of the private equity groups they represent.

We have used the services of Pearl Meyer & Partners, or Pearl Meyer, to assist with several special projects, including annual and long-term incentive plan design, analysis of director compensation and monitoring trends in executive and non-employee director compensation. In late 2012, the Committee directly retained Semler Brossy Consulting Group LLC, or Semler Brossy, as its independent consultant to advise the Committee with respect to the compensation arrangements of our named executive officers. Semler Brossy reports directly to the

Committee, although in carrying out assignments Semler Brossy interacts with company management when necessary and appropriate. Semler Brossy only provides material services to the Committee in connection with its role as the Committee’s independent consultant and does not have any other consulting engagements with us. The Committee has assessed the independence of Semler Brossy and concluded that no conflict of interest exists that would prevent Semler Brossy from independently advising the Committee. Semler Brossy also provided the Committee a written report of its own conclusion to that effect.

2012 Elements of Executive Compensation

Currently, the total compensation for our named executive officers consists of four main components: base salary, short-term cash incentive compensation, long-term equity incentive compensation, and limited perquisites and other personal benefits. Supplemental elements include termination and change in control arrangements and our elective nonqualified deferred compensation plan. The principal elements of compensation are typically evaluated on an annual basis, while the supplemental elements are programs or arrangements that we have implemented for long-term, strategic reasons, which may potentially provide additional compensation to an executive.

The strategy of the cash incentive compensation program for our named executive officers is to align the level of annual cash incentive compensation received with corporate financial and individual performance results. We also believe that, by placing a significant equity opportunity in the hands of executives who are capable of driving and sustaining growth, our shareholders will benefit along with the executives who helped create shareholder value.

The table below describes the principal components of our compensation program.

Component	Description	Primary objectives
Base Salary	Fixed cash payment	Provide competitive fixed level of pay to attract and retain experienced and successful executives; reward performance and business results
Short-Term Cash Incentives	Performance-based annual cash incentives	Provide financial incentives to executives who are in positions to make important contributions to our success; encourage and reward near-term performance goals, such as achievement of specified annual targets and satisfaction of strategic and personal objectives
Long-Term Equity Incentives	Stock options and restricted stock awards	Retain executives and motivate them to achieve long-term goals; encourage and reward building long-term shareholder value; align executive interests with shareholder interests
Perquisites and Other Personal Benefits	Supplemental benefits and flexible allowance and other perquisites	Provide competitive benefits to attract and retain experienced and successful executives

Factors Considered in Making Individual Pay Decisions

Mix of Compensation Elements

The profile of our executive compensation is generally driven by decisions made for each component of pay separately, which we intend to be appropriately competitive, as well as the impact of our decisions on total compensation. However, consistent with our compensation philosophy, the Committee believes that a significant portion of each named executive officer’s compensation should be at risk based on continued service and our company’s performance.

Pay for Performance

We emphasize aligning compensation with company and individual performance. We reward our named executive officers for delivering superior performance that contributes to our long-term success and the creation of shareholder value. In measuring such performance, we consider the achievement of corporate goals and objectives and individual contributions and performance.

Annual Performance Assessments

We reward significant contributions by our named executive officers, primarily through payments under our annual cash incentive plans and, more recently, through salary increases and discretionary bonuses. When making decisions about components of annual cash compensation, we focus on the achievement of exceptional individual performance as well as corporate financial targets. Individual performance ratings are comprised of an assessment of a named executive officer’s:

•	leadership within his individual areas of responsibility, as well as across our company;

•	contribution towards business results; and

•	contribution towards the achievement of various individual and company-wide strategic objectives.

Our principal executive officer makes recommendations to the Committee regarding the annual individual performance assessment for each named executive officer (other than Dr. Gillings and Mr. Pike, whose performance is independently assessed each year by the Committee). The individual performance review for these named executive officers takes into account specific financial and strategic objectives in five different performance areas: financial growth, employees, customers, processes and organization. Due to the nature of Dr. Winstanly’s role and responsibilities within our company, his objectives are tied to additional company growth objectives, rather than to objectives relating to employees and customers. The weighting and objectives specific to each performance area are established for these named executive officers and shared with the Committee during the first quarter of the year. These objectives, as well as various attributes that are more difficult to quantify, such as teamwork, the promotion of appropriate cultural values and leadership development, are then subsequently used to complete each individual’s annual performance review. Once recommendations are presented to the Committee, it may exercise its discretion to assess independently and modify any recommended performance assessments for each of the named executive officers. The Committee utilizes similar financial, strategic and leadership objectives and criteria to independently assess the annual performance of Dr. Gillings and Mr. Pike.

Discretionary Bonuses

We may also make discretionary cash bonus payments to reward exceptional leadership in connection with the achievement of various significant corporate events. Specifically, in recognition of his leadership of our company as chief financial officer and the key role he played in completing three financing transactions in 2012, the Committee approved payment of discretionary bonuses to Mr. Gordon of $250,000, in the aggregate. As discussed in more detail below, we also awarded cash bonuses relating to outstanding stock options in connection with two separate extraordinary cash dividends paid to shareholders.

Equity Awards

Another significant component of our pay-for-performance compensation philosophy is the significant equity holdings of our senior management, including our named executive officers, through the ownership of a combination of restricted stock, stock options and/or stock issued upon the exercise of options. By providing our named executive officers with an equity stake in our company, we are better able to align their interests with those of our shareholders.

Internal Pay Equity

As a private company, internal pay equity has not been a material factor with respect to the Committee’s compensation decisions. The Committee believes that the variation in compensation among our named executive officers is reasonable in light of each executive’s position within the company, experience, contribution, market demand for executive talent and importance to our company.

Employment Agreements

As discussed in more detail below, we have entered into employment agreements with each of our named executive officers. Except for our agreement with Dr. Gillings, the employment agreements for our executives generally have similar provisions that define the nature of employment, compensation and benefits provided in connection with initial employment (such as initial base salary and or other personal benefits or perquisites) and, while employed, compensation and benefits upon termination, and restrictive covenants relating to trade secrets, confidential information, company property and competitive business activities. See “Narrative Disclosure Relating to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements.”

Competitive Market Data and Use of Compensation Consultants

Our Committee does not support strict adherence to benchmarks, compensatory formulas or market comparisons. Far more important is attraction and retention of key talent based on a balance of market competitive pay, financial outcomes and individual performance. The Committee’s process for determining executive compensation is straightforward and, in part, involves consideration of the highly competitive market for executives in the biopharmaceutical and biopharmaceutical services industries, including companies with similar growth and revenue characteristics within our business segment.

As part of making its compensation decisions for 2012, the Committee received market survey data produced by management’s compensation consultant, Pearl Meyer, on executive compensation levels and general information regarding executive compensation practices in our industry. These comparisons are part of the total mix of information used to annually evaluate base salary, short-term incentive compensation and total cash compensation. The Committee also relied on the experience of the representatives of our Sponsors serving on the Committee as well on analysis performed by Bain Capital, TPG and/or 3i that considers the compensation of our executive team in light of the compensation structure of other portfolio companies or private equity-backed companies in general. In addition, during 2012, Pearl Meyer reviewed total compensation for Mr. Pike in connection with his hiring and (to the extent available) other named executive officers in light of amounts paid and compensation targets at a peer group of comparable companies with data gathered from its internal sources, public filings and published executive compensation surveys. The peer group consisted of the following 21 life-science and life-science service companies ranging in revenues from approximately one half to approximately two times our annual revenues:

• Gilead Sciences, Inc.	• Quest Diagnostics Incorporated

• Omnicare, Inc.	• Mylan Inc.

• Laboratory Corporation of America Holdings	• Allergan, Inc.

• Biogen Idec Inc.	• Forest Laboratories, Inc.

• Celgene Corporation	• Hospira, Inc.

• Life Technologies Corporation	• Watson Pharmaceuticals, Inc.

• Cephalon, Inc.	• Perrigo Company

• Varian Medical Systems, Inc.	• Covance Inc.

• Endo Health Solutions Inc.	• Cerner Corporation

• Pharmaceutical Product Development, Inc.	• PAREXEL International Corporation

• Charles River Laboratories International, Inc.

The Committee selected these peer group companies through discussions with, and recommendations from, management and Pearl Meyer. These companies were selected because the Committee believes that for executive compensation purposes, the relative size and complexity of a life-sciences company is more important for compensation comparisons than the specific category of products or services offered by such company.

In addition, in connection with the hiring of Mr. Pike in 2012, the Committee considered the prior compensation level of each candidate and survey compensation data provided by management to obtain a general understanding of compensation trends when negotiating and ultimately setting the initial terms of his compensation.

The comparative compensation information is just one of several analytic tools that are used in setting executive compensation. The Committee exercises its discretion in determining the nature and extent of market data it collects to test the reasonableness of our overall executive compensation program. The Committee nevertheless believes that the results of its review demonstrated that our executive compensation was generally competitive for like senior positions and was satisfied that the information presented sufficiently confirmed the appropriateness of our executive compensation program and targets. While we believe all of the market data and other information provides a helpful point of reference when making compensation decisions, we do not view this information as the determinative factor for our executives’ compensation or any particular element of the named executive officers’ compensation.

As we transition to a publicly-traded company, the Committee may rely more heavily on market data and benchmarking of peer companies, which could result in changes in the level and elements of compensation we may use in the future.

Principal Elements of Compensation

Base Salary

The Committee attempts to maintain base salaries at competitive levels while also reserving a substantial portion of compensation for the other elements of compensation that are more directly linked to company and individual performance.

The annual base salaries for our named executive officers are set forth in their employment agreements, but remain subject to adjustment in accordance with our policies, procedures, and practices as they may exist from time to time. Generally, base salaries of the named executive officers are reviewed annually in February of each year. In 2012, salary increases were retroactively adjusted to January 1. If so determined, base salaries are adjusted by the Committee based upon the recommendations of our principal executive officer (except with respect to his own salary), which at the time salaries were established for fiscal year 2012 was Dr. Gillings, our Executive Chairman. In turn, our principal executive officer bases his recommendations upon each executive’s individual annual performance review for the prior year’s performance, leadership and contribution to company performance and our overall budgetary guidelines.

In addition to the annual salary review, the Committee may also adjust base salaries at other times during the year in connection with promotions, increased responsibilities or to maintain competitiveness in the market.

In an effort to moderate various aspects of our compensation expense in response to the economic downturn, we did not increase the salaries of any of our named executive officers during 2009 and 2010. However, in 2011, we began a process of implementing moderate salary increases in order to reward our named executive officers for managing our company through a difficult economic environment with steady growth and to remain competitive. This represented a raise in base salaries for the first time for these named executive officers since 2008 (other than Mr. Gordon, who joined our company in 2010). The Committee approved an increase in annual base salaries for fiscal 2012 of $25,000 for Messrs. Gordon and Mortimer and Dr. Winstanly and of $50,000 for Mr. Ratliff. The Committee and Board elected not to increase Dr. Gillings’ base salary in light of actual total cash compensation realized by Dr. Gillings in 2011 and cash compensation available to him in 2012. See the “Summary Compensation Table” below.

Short-Term Incentive Compensation

2012 Performance Incentive Bonus

Each of our named executive officers (other than Mr. Pike) participated in the 2012 PIP, which was made available generally to all non-sales employees. The 2012 PIP was designed to reward these employees for achieving and exceeding performance targets for their businesses and generating profit for our company and shareholders. In connection with hiring Mr. Pike, we guaranteed him a bonus of $666,667 for 2012 and therefore he did not participate in the 2012 PIP. The Committee approved awards paid to participating named executive officers in early February 2013.

The terms of the 2012 PIP were approved by the Committee in February 2012. The plan was revised in May 2012 to increase the rate of funding tied to our operating surplus target and the details of the plan were subsequently announced to participants. The 2012 PIP links cash incentives to the financial success of our company. First, we determined the amount of the overall bonus pool available to all participants based on the achievement against a company-wide budgeted operating surplus target. Next, a portion of the overall pool was set aside to fund bonuses for participating named executive officers. The Committee then considered the recommendations of management and determined the actual amounts to be paid to each of the participating named executive officers from the amount set aside for them. In making this decision, the Committee had the authority to adjust awards (upwards or downwards) from recommended amounts. We discuss each of these steps in more detail below.

While the plan sets annual award targets (expressed as a percentage of base salary) for participants, it does not guarantee anyone a bonus. In addition, it is not intended for any individual award for a participating named executive officer to be more than 200% of the targeted award amount for that executive. Annual award targets for each of the participating named executive officers were set by the Committee in February 2012 based on the terms of each executive’s employment agreement, as well as the experience and position of each named executive officer. The 2012 annual award targets for the participating named executive officers were 85% of base salary (or $425,000) for Messrs. Gordon and Mortimer and Dr. Winstanly, 100% of base salary (or $650,000) for Mr. Ratliff, and 150% of base salary (or $1,500,000) for Dr. Gillings. Mr. Pike did not participate under the 2012 PIP.

Funding the 2012 PIP Overall Bonus Pool.    In order to tie the amount available to distribute as incentive bonuses to our overall profitability, the 2012 PIP was funded based on attainment of a company-wide operating surplus target of $552.9 million. For these purposes, operating surplus represented income from operations as reported in our 2012 consolidated statement of income, excluding restructuring costs, impairment charges, transaction expenses, share-based compensation and cash bonus expenses, operating income and transaction costs associated with 2012 acquisitions, and the impact of foreign currency fluctuations (calculated using budgeted exchange rates).

Once 80% of the operating surplus target was met, a percentage of every dollar of operating surplus earned was used to fund bonuses under the 2012 PIP based on the following scale:

Operating Surplus Result as Percent of Target	Percent of Operating Surplus Used to Fund PIP
< 80%	Discretionary
80% to < 100%	23.00%
100% to < 101%	23.25%
101% to < 102%	23.50%
102% to < 103%	23.75%
103% to < 104%	24.00%
104% to < 105%	24.25%
105% to < 106%	24.50%
106% to < 107%	24.75%
>= 107%	25.00%

For 2012, we attained $612.4 million of operating surplus (or 111% of target) for funding purposes. This resulted in an overall bonus pool of $153 million (or 25% of each dollar of operating surplus earned). This bonus pool would enable us to pay (on average) 93% of the annual award targets for all participants in the plan. As discussed below, we used 93% as the preliminary funding factor for allocating awards for all participants in the plan, including the participating named executive officers, although bonuses actually paid to individual participants varied above and below this funding factor based on a number of factors.

Allocation of a Portion of the Overall Bonus Pool for Named Executive Officers.    Management designated up to approximately $3.2 million (equal to the annual target amounts for participating named executive officers as a group multiplied by a funding factor of 93%) from the overall bonus pool for the participating named executive officers. In addition, management made available to the Committee an additional approximately $800,000 under the 2013 PIP to provide the Committee flexibility to alter the 93% funding factor to reward exceptional leadership or individual performance by individual named executive officers participating in the plan.

After the bonus pool was set aside for participating named executive officers and allocations for all other participants were determined, the Committee met in February 2013 to approve the actual awards under the 2012 PIP. The Committee considered various factors when determining the awards for participating named executive officers, including each executive’s involvement in leading our business units and our two operating segments towards the attainment of 2012 financial objectives, each executive’s individual performance as part of the annual performance review discussed above and other factors. The Committee started with the “base amount” of 93% of the annual target amount for each executive and considered adjustments accordingly. The Committee concluded that the management team should be rewarded for its role in driving the company’s financial performance and determined to use the entire amount set aside to fund awards for the participating named executive officers. With respect to Mr. Gordon, Mr. Mortimer and Dr. Winstanly, in recognition of each executive’s individual performance and their collective leadership of our company in attaining our financial objectives, the Committee increased the base amount for Mr. Gordon, Mr. Mortimer and Dr. Winstanly by 40%, resulting in an award of $553,350 for each of these executives under the terms of the 2012 PIP. In addition, in light of the significant role Mr. Ratliff played in our financial performance and facilitating the transition of our new Chief Executive Officer during the year, the Committee increased Mr. Ratliff’s base amount by 49%, resulting in an award of $900,000 under the terms of the 2012 PIP. Dr. Gillings’ award was increased to $1,500,000, which was an increase of 8% of his base amount, in recognition of his contributions to our financial performance and in facilitating Mr. Pike’s transition to Chief Executive Officer, as well as the fact that he ceased serving as Chief Executive Officer of Quintiles Transnational in April 2012. Actual 2012 PIP payout amounts are included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Cash Bonuses on Options and Related Adjustments

February 2012 Financing.    In February 2012, we entered into a new $300 million term loan facility for the Holdings Term Loan which enabled us to pay an extraordinary cash dividend in the amount of $2.82 per share to shareholders of record as of February 29, 2012. The Committee took into account the impact of this extraordinary cash dividend on optionholders, including our named executive officers and directors, who received no dividend payments on their options. After considering various factors, including the impact of the dividend on the value of outstanding options, the relative size of the cash dividend, employment status with our company, tax and other considerations, the Committee and our Board approved a cash payment to optionholders actively employed or engaged by our company of $2.82 per share for (1) each vested option then outstanding and issued under our 2003 Stock Incentive Plan and (2) one-half of each vested option then outstanding and issued under our 2008 Stock Incentive Plan. As a result, our named executive officers (other than Mr. Pike, who had not yet joined our company) received a cash bonus equal to the product of (a) the number of shares of common stock subject to each of their respective vested options outstanding under our 2003 Stock Incentive Plan plus one-half of the number of shares of common stock subject to each of their respective vested options outstanding under our 2008 Stock Incentive Plan, multiplied by (b) $2.82, less (c) any applicable payroll withholding taxes. Each of our directors who held options at that time also received the same amounts without any reductions for withholding taxes. These payments, which we refer to as the “February Cash Bonuses on Options,” are reported in the “Bonus” column in the Summary Compensation Table for our named executive officers and in the “All Other Compensation” column in the Director Compensation Table for our directors.

The Committee and our Board also approved a corresponding reduction to the per share price of all remaining options issued and then outstanding under our 2003 Stock Incentive Plan or under our 2008 Stock Incentive Plan. Specifically, they approved a $2.82 per share reduction in the exercise price of (1) each unvested option outstanding and issued under our 2003 Stock Incentive Plan, (2) the remaining half of each vested option as well as each unvested option then outstanding and issued under our 2008 Stock Incentive Plan and (3) all options held by former employees. Our named executive officers (other than Mr. Pike) and directors also benefited from these price adjustments based on the type and number of options they held at that time. The incremental fair value of the corresponding price reductions, which we refer to as the “February Exercise Price Reductions,” is reported in the “Option Awards” column in the Summary Compensation Table and in the “Grant Date Fair Value of Stock and Option Awards” column in the Grants of Plan-Based Awards Table for our named executive officers and in the “Option Awards” column in the Director Compensation Table for our directors.

October 2012 Financing.    In October 2012, we entered into an amendment to the credit agreement governing the Quintiles Transnational senior secured credit facilities to provide, among other things, a new Term Loan B-1, for an aggregate principal amount of $175.0 million, which enabled us to pay an extraordinary cash dividend of $2.09 per share to shareholders of record as of October 24, 2012. The Committee took into account the impact of this extraordinary cash dividend on optionholders, including our named executive officers and directors, who received no dividend payments on their options. After considering various factors (similar to those considered in February 2012) and after reviewing the cash amounts paid to optionholders as a result of the February Cash Bonuses on Options, the Committee and our Board approved a cash payment to optionholders actively employed or engaged by our company of $2.09 per share for each vested and unvested option then outstanding and issued under our 2003 Stock Incentive Plan. As a result, certain of our named executive officers received a cash bonus equal to the product of (a) the number of shares of common stock subject to each of their respective options outstanding under our 2003 Stock Incentive Plan, multiplied by (b) $2.09, less (c) any applicable payroll withholding taxes. None of our directors held options that were issued under the 2003 Stock Incentive Plan, and therefore they did not receive any such payments. These payments, which we refer to as the “October Cash Bonuses on Options” are reported in the “Bonus” column in the Summary Compensation Table for our named executive officers.

The Committee and our Board also approved a $2.09 per share reduction in the exercise price of each vested and unvested option then outstanding and issued under our 2008 Stock Incentive Plan and a similar reduction to all options held by former employees. Our named executive officers and directors benefited from these price adjustments with respect to all options issued under our 2008 Stock Incentive Plan they held at that time. The incremental fair value of the corresponding price reductions, which we refer to as the “October Exercise Price Reductions,” is reported in the “Option Awards” column in the Summary Compensation Table and in the “Grant Date Fair Value of Stock and Option Awards” column in the Grants of Plan-Based Awards Table for our named executive officers and in the “Option Awards” column in the Director Compensation Table for our directors.

Long-Term Incentive Compensation

Stock Incentive Plans

We believe superior returns for our equity investors are achieved through a culture that focuses on long-term performance by our named executive officers and other senior management. By providing our senior management with an equity stake in our company, we believe we are better able to align the interests of our named executive officers and our investors and other shareholders. In the past, we have issued awards under our stock incentive plans to senior management, including our named executive officers:

•	as part of a program intended to align the long-term incentive compensation of our senior management more closely with their peers;

•	in conjunction with the achievement of certain strategic objectives, such as the refinancing of our outstanding debt and following the Major Shareholder Transaction; and

•	as part of an original employment package, as additional retention grants and/or in connection with the increase in his responsibilities resulting from a promotion.

Awards under the stock incentive plans represent our principal form of long-term incentive compensation.

We adopted the 2008 Stock Incentive Plan in connection with completion of the Major Shareholder Transaction. At that time, the Committee awarded stock options to Dr. Gillings, Messrs. Ratliff and Mortimer and Dr. Winstanly. The Committee approved these awards (1) to reward senior executives for their individual leadership and contribution to our growth and positive financial performance leading up to the Major Shareholder Transaction and (2) to act as a long-term retention tool for our key executives. Mr. Gordon and Mr. Pike each received stock option awards under the terms of his respective employment agreement in connection with joining our company. We also granted option awards of 100,000 shares to each of our named executive officers (other than Dr. Gillings and Mr. Pike) in August 2012.

To reinforce our goal to retain key executives, all awards granted under our stock incentive plans are subject to annual service-based vesting (which typically ranges between four and five years, other than the stock options awarded to Dr. Gillings in 2008, which were fully vested on the date of grant, and options granted to Mr. Pike, contingent upon his purchase of $1,000,000 of shares of our common stock, which vest monthly over three years from the date of grant). Our awards are granted with an exercise price equivalent to fair value on the date of grant. Due to the absence of an active market for our common shares, the fair value of our common shares (which the Committee relied upon for purposes of determining the exercise price for option awards) is determined in good faith by our Board, with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the AICPA Practice Aid. For a more thorough discussion of our valuation practice see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies—Share-based Compensation Expense.” Awards are based, primarily, on the recommendation of management to the Committee. We have historically attempted to batch awards in proximity to our most recent valuation of our common stock. As we transition to operating as a public company, we expect the Committee to begin to assess equity awards for our named executive officers at the same time it considers salary and bonus awards for these individuals. We may also make individual awards in connection with new hires or promotions.

Benefits and Perquisites

Executive Allowances and Other Benefits

Our employees generally, including the named executive officers, are eligible for certain benefits, such as group health and disability insurance, employer contributions to our 401(k) plan and basic life insurance premiums. These benefits are intended to provide competitive and adequate protection in case of sickness, disability or death. The 401(k) plan provides our employees the opportunity to save for retirement on a tax-deferred basis. Named executive officers may elect to participate in the 401(k) plan on the same basis as all other employees. We may provide a discretionary matching contribution to eligible 401(k) plan participants in an amount determined annually prior to the beginning of a plan year. For 2012, as in prior recent years, our discretionary matching contribution matched the first 3% of employee contributions at 100% and the next 3% of contributions at 50%. Our discretionary matching contributions under the 401(k) plan vest 50% after one year of service and 100% after two years of service.

In addition, we provide our named executive officers certain limited perquisites and other supplemental benefits that the Committee believes are reasonable and consistent with our overall compensation program and that better enable us to attract and retain the highest quality executives for key positions. The Committee regularly reviews the benefits and perquisites that are provided to our named executives to ensure that they continue to be appropriate in light of the overall goals and objectives of our compensation program. As part of the Committee’s review in February 2013, the Committee determined that it could better measure compensation among named executive officers by phasing out various perquisites and continuing to use base salary, short-term cash incentives and long-term equity incentives as the primary components of our compensation program. The perquisites and other benefits made available to our named executive officers in 2012 are disclosed as “All Other Compensation” in the Summary Compensation Table and its accompanying footnotes.

Specifically, in 2012 we provided the named executive officers, other than Dr. Gillings, a flexible allowance in the amount of $40,000 per annum for Mr. Pike and $30,000 per annum for the other named executive officers. We do not track or restrict the types of expenses to which the allowance can be applied. There are no gross-ups paid with respect to the allowance. In lieu of an allowance, we provided Dr. Gillings with various personal benefits, including, without limitation, financial planning and tax preparation assistance, reimbursement of business use of his aircraft, ordinary and necessary business expenses and a car allowance, each as negotiated in his employment agreement at the time of our privatization in 2003. (See “Narrative Disclosure Relating to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements—Employment Agreement with Dr. Gillings.”)

In addition, we may provide additional personal benefits to our executives on a case-by-case basis. In connection with new hires, we have covered legal fees and relocation expenses for our executives. In addition, in response to isolated security concerns, we covered the installation or enhancement of home security systems for a number of our senior executives (including certain of the named executive officers) beginning in 2009. To offset unintended increased taxable income effects and to provide these perquisites and benefits on a “tax-neutral” basis, we also provided tax gross-ups with respect to some of these benefits and perquisites (exclusive of the executive allowance). Family members of named executive officers have, in limited circumstances, accompanied the named executive officers on business travel on Dr. Gillings’ plane. We pay a flat hourly rate for the use of the plane, so any such travel is at no additional incremental cost to us. See “Certain Relationships and Related Person Transactions—Other Transactions.”

Expatriate Benefits

For those employees, including our named executive officers, who are assigned to an international location outside their home country, we also provide reasonable and customary expatriate benefits, including relocation expenses, housing allowance and other out-of-pocket expenses related to overseas assignment. The expatriate benefits we provided in 2012 to Mr. Mortimer, who began a multi-year assignment in the United Kingdom to provide executive leadership in our EMEA (or Europe, Middle East and Africa) region of operations from our regional headquarters in the United Kingdom and to be the chairman of the EMEA management board, are reflected as “All Other Compensation” in the Summary Compensation Table.

Executives who are on international assignment also fall under our tax equalization policy. Under our tax equalization policy, assignees are held responsible for a “hypothetical” home country tax on their compensation (excluding assignment allowances) and personal income as if they had remained in the home country and not gone on an international assignment. We use a “hypothetical tax” withholding model, where we deduct withholdings from the executive’s pay which represent the taxes that the executive would have been responsible for in his home country. We then pay taxes on behalf of the executive in the host location and any residual actual home country taxes. Accordingly, from a tax perspective, the executives do not benefit nor do they suffer economically. We engage a third party accounting firm to prepare an annual tax equalization settlement which reconciles the executive’s hypothetical tax obligation against the amounts withheld.

We believe these benefits are standard in our industry and they generally apply to non-management expatriate employees as well. We believe the level of tax benefit provided is reasonable and not excessive. Further, we believe the cost to our company of providing this benefit is reasonable in light of the benefits our company receives in having certain employees assigned internationally.

Supplemental Elements of the Compensation Program

Severance and Change in Control Arrangements

As noted above, all of our named executive officers have entered into employment agreements, which provide, among other things, for various benefits upon a termination of their employment under various scenarios. As more fully described below, these agreements generally provide for severance benefits of varying periods that are triggered in the event we terminate an executive “without cause” or the executive terminates for “good reason” or due to our material breach. As discussed in more detail below, the employment agreements for our named executive officers have provisions that define the nature of employment, compensation and benefits while employed, compensation and benefits upon termination, and restrictive covenants relating to trade secrets, confidential information, company property and competitive business activities. These provisions, which (with the exception of certain terms of our employment relationship with Dr. Gillings, Mr. Pike and Mr. Ratliff) generally mirror each other, are designed to promote stability and continuity of senior management. We believe that reasonable severance benefits are appropriate in order to be competitive in our executive retention efforts. We believe protections afforded by post-termination severance payments allow management to focus their attention and energy on making objective business decisions that are in our best interest without allowing personal considerations to cloud the decision-making process.

Dr. Gillings’ employment agreement was negotiated at arm’s length originally with representatives of the private equity investors who took our company private in 2003. Various amendments have been negotiated with the Committee (and our Sponsors) since that time, primarily tied to the successful completion of significant corporate events. The most recent amendment will take effect in connection with this offering. (See “Changes to Compensation Post-IPO.”) As discussed in more detail below, Dr. Gillings’ agreement provides for severance payments to be paid following termination of his employment under various circumstances, including if he voluntarily terminates his employment in connection with a Qualifying Offering (as defined in the Shareholders Agreement) or is terminated in connection with a sale of our company, meeting certain conditions, so long as Dr. Gillings does not trigger the sale transaction or vote in favor of it. We and our Sponsors (who have significant representation on the Committee) believe that providing Dr. Gillings, our founder and Executive Chairman (and, until recently, our chief executive officer), with long-term stability of income and other benefits is an important aspect of retaining his services.

As more fully described below, only the employment agreements with Dr. Gillings and Messrs. Pike and Gordon, who most recently joined our company, provide for any specific benefits in the event of a change in control. With the exception of options issued to Messrs. Pike and Gordon (which become vested and are exercisable upon a change in control, as defined in their respective employment agreements, under certain circumstances), none of the unvested options held by our other named executive officers automatically accelerate upon a change in control. In addition, vesting of stock options does not accelerate as a result of this initial public offering.

Executive Compensation Deferral Program

In addition to our standard 401(k) retirement savings plan available to all United States employees, we have established an executive compensation deferral program for certain of our United States-based senior employees, including our named executive officers. Our elective nonqualified deferred compensation plan, which is more fully discussed below, generally allows eligible employees to defer up to 90% of their base salaries as of the first day of the calendar year or partial year and up to 100% of any cash bonus payable to the participant with respect to services rendered in a particular year. Contributions to the elective nonqualified deferred compensation plan consist solely of participants’ elective deferral contributions with no matching or other employer contributions. The Committee views this program as a valuable supplement to the primary elements of compensation provided to our executives because it provides an additional tax advantaged program for long-term wealth achievement. The terms of our Nonqualified Deferred Compensation Plan are compliant with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

Tax and Accounting Implications

The forms of our executive compensation are largely dictated by our capital structure and have not been designed to achieve any particular accounting treatment. We do take tax considerations into account, both to avoid tax disadvantages and to obtain tax advantages where reasonably possible consistent with our compensation goals. Certain tax advantages for our executives benefit us by reducing the overall compensation we must pay to provide the same after-tax income to our executives. Thus, our executive compensation arrangements are designed to take account of and to avoid excise taxes under Section 409A of the Code, and include provisions addressing requirements that will apply after this offering. Prior to this offering, we were not subject to the $1,000,000 limitation on deductions for certain executive compensation under Section 162(m) of the Code. Section 162(m) denies a deduction for remuneration paid to a named executive officer (other than its chief financial officer) to the extent that it exceeds $1,000,000 for the taxable year, except to the extent that such excess amount meets the definition of “performance-based compensation.” Following this offering and for awards made under a plan established before this offering is concluded, we expect to be able to claim the benefit of a special exemption rule that applies to compensation paid (or compensation in respect of equity awards such as stock options or restricted stock granted) during a transition period that may extend until our annual meeting of shareholders scheduled to be held in 2017, unless the transition period is terminated earlier under the Section 162(m) post-offering transition rules. At such time as we are subject to the deduction limitations of Section 162(m), we expect that the Committee will take the deductibility limitations of Section 162(m) into account in its compensation decisions; however, the Committee may, in its judgment, authorize compensation payments that are not exempt under Section 162(m) when it believes that such payments are appropriate to attract or retain talent.

Recovery of Certain Awards

We do not currently have a formal policy for recovery of annual incentives paid on the basis of financial results which are subsequently restated. Following completion of the offering, under the Sarbanes-Oxley Act, our Chief Executive Officer and Chief Financial Officer must forfeit incentive compensation paid on the basis of previously issued financial statements for which they were responsible and which have to be restated, as a result of misconduct. Following the completion of this offering, we intend to implement a formal policy for the recovery of incentive-based compensation paid to current and former executive officers, in compliance with regulations pursuant to the requirements of the Sarbanes-Oxley Act (and the Dodd-Frank Wall Street Reform and Consumer Protection Act following the enactment of such regulations).

Changes to Compensation Post-IPO

As noted above, the Committee has retained Semler Brossy to advise on certain aspects of executive compensation related to this offering. Following this offering, the Committee may request that Semler Brossy (or another compensation consultant) provide more expansive market data on peer companies to assess the key components of our named executive officers’ compensation. Our Committee may make adjustments in executive compensation levels in the future as a result of this more formal market comparison processes.

In consultation with Semler Brossy, the Committee reviewed the existing terms of our employment agreement with Dr. Gillings. After taking into consideration various factors, including Dr. Gillings’ current role with the company and the expected newly public status of the company, we determined to amend the terms of Dr. Gillings’ existing employment agreement to reduce certain compensation and benefits provided to him and to implement other modifications necessary to comply, following this offering, with certain provisions of Section 409A of the Code. Such changes to Dr. Gillings’ current employment agreement will only become effective if we complete this offering. (See “Narrative Disclosure Relating to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements— Employment Agreement with Dr. Gillings.”) In addition, in light of Mr. Ratliff’s current role with the company and the leadership role he is expected to play following this offering, we agreed to provide Mr. Ratliff severance if he retires, elects not to renew his employment agreement or otherwise voluntarily departs from our company.

In connection with this offering, our Board and shareholders have adopted a new equity incentive plan, the 2013 Stock Incentive Plan, or the 2013 Plan, pursuant to which a total of 11,000,000 shares of our common stock will be reserved for issuance. Following the completion of this offering, we do not expect to make any further awards under the 2003 Stock Incentive Plan. In addition, in connection with this offering, we have conditionally granted equity awards, in the form of options and cash settled stock appreciation rights, covering an aggregate of 2,183,600 shares of common stock to our independent directors and certain officers and employees with an exercise price equal to the initial public offering price. This includes awards of 150,000, 125,000 and 100,000 stock options to Messrs. Ratliff, Gordon and Mortimer, respectively. Any additional stock options granted after the completion of this offering, when our common stock becomes publicly traded, will have a per share exercise price that is not less than the closing price of a share of our common stock on the date of grant.

Stock Ownership Guidelines

Prior to this offering, we did not have a formal policy requiring stock ownership by management. Notwithstanding the absence of that requirement, our senior management has invested significant personal capital in our company since going private in 2003. See the beneficial ownership chart under “Principal and Selling Shareholders.” We adopted stock ownership guidelines to take effect following this offering which will require our executives to maintain stock ownership of one to six times base salary.

Compensation Risk Assessment

We have conducted a risk assessment of our compensation policies and practices with respect to our executive officers. Based on this review, we concluded that risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on us. Our risk assessment included a review of program policies and practices; program analysis to identify risk and risk control related to the programs; and determinations as to the sufficiency of risk identification, the balance of potential risk to potential reward, risk control and the support of the programs and their risks to our strategy. Although we reviewed all compensation programs, we focused on the programs with variability of payout (e.g., short-term and long-term incentive programs), with the ability of a participant to directly affect payout and the controls on participant action and payout. We expect to complete a similar assessment with respect to our compensation policies and programs with respect to all of our employees following this offering.

2012 Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of our named executive officers for services rendered in all capacities for the fiscal year ended December 31, 2012.

Name and Principal Position(1)	Year	Salary ($)		Bonus(2) ($)	Option Awards(3) ($)	Non-equity Incentive Plan Compensation(4) ($)	Change in Pension Value and Non- qualified Deferred Compensation Earnings(5) ($)	All Other Compensation(6) ($)	Total ($)
Dennis B. Gillings, CBE Executive Chairman and Chief Executive Officer	2012	1,000,000		1,410,000	2,357,250	1,500,000	—	146,664	6,413,914
Thomas H. Pike Chief Executive Officer of Quintiles Transnational	2012	670,455	(7)	916,667	7,130,921	—	—	155,278	8,873,321
Kevin K. Gordon Executive Vice President and Chief Financial Officer	2012	500,000		334,600	1,237,431	553,350	—	55,783	2,681,164
John D. Ratliff President, Chief Operating Officer and Director	2012	650,000		1,914,250	2,043,025	900,000	—	63,042	5,570,317
Michael I. Mortimer Executive Vice President and Chief Administrative Officer	2012	500,000		819,450	1,772,651	553,350	—	1,597,511	5,242,962
Derek M. Winstanly, MBChB Executive Vice President, Chief Customer and Governance Officer	2012	500,000		338,400	1,502,277	553,350	—	60,338	2,934,365

(1)     Reflects position held by the named executive officer at the end of 2012. Mr. Pike became Chief Executive Officer (and principal executive officer) of Quintiles Holdings on January 1, 2013.

(2)     Bonus paid in 2012 reflects (a) the February Cash Bonuses on Options in an amount equal to: $1,410,000 for Dr. Gillings, $84,600 for Mr. Gordon, $1,339,500 for Mr. Ratliff, $662,700 for Mr. Mortimer and $338,400 for Dr. Winstanly and (b) the October Cash Bonuses on Options in an amount equal to $574,750 for Mr. Ratliff and $156,750 for Mr. Mortimer. Mr. Pike did not receive the February Cash Bonuses on Options because he was not employed by us at that time. Dr. Gillings, Mr. Pike, Mr. Gordon, and Dr. Winstanly did not receive the October Cash Bonus on Options because all of their options outstanding were issued under the 2008 Stock Incentive Plan. Also reflects the $666,667 cash bonus payable to Mr. Pike under the terms of his employment agreement. Mr. Pike also received a $250,000 sign-on bonus payable under the terms of his employment agreement. Mr. Pike is required to repay the entire amount of this sign-on bonus (without interest and net of applicable taxes) if we terminate him for Cause (as defined in his employment agreement) or he terminates without Good Reason (as defined in his employment agreement) prior to April 2013. This repayment obligation is reduced by 50% in the event either we terminate Mr. Pike for Cause or he terminates without Good Reason after April 2013 but prior to April 2014. In recognition of his leadership of our company as chief financial officer and the key role he played in completing three financing transactions in 2012, the Committee approved payment of discretionary bonuses to Mr. Gordon of $250,000, in the aggregate. These amounts were paid in March 2012 ($150,000) and January 2013 ($100,000).

(3)     Option Awards for 2012 include the aggregate grant date fair value of the stock option awards granted during fiscal year 2012 computed in accordance with FASB ASC 718 with respect to options to purchase shares of our common stock awarded in fiscal year 2012 under the 2008 Stock Incentive Plan: $6,551,108 for Mr. Pike, $637,510 for Mr. Gordon, $637,510 for Mr. Ratliff, $637,510 for Mr. Mortimer and $637,510 for Dr. Winstanly. This amount also reflects the incremental fair value (computed in accordance with FASB ASC Topic 718) with respect to (a) the February Exercise Price Reductions of: $818,700 for Dr. Gillings, $243,636 for Mr. Gordon, $528,935 for Mr. Ratliff, $423,148 for Mr. Mortimer and $317,361 for Dr. Winstanly and (b) the October Exercise Price Reductions of: $1,538,550 for Dr. Gillings, $579,813 for Mr. Pike, $356,285 for Mr. Gordon, $876,580 for Mr. Ratliff, $711,993 for Mr. Mortimer and $547,406 for Dr. Winstanly. Assumptions used in the calculation of these amounts in 2012 are included in Note 20 to our consolidated financial statements included elsewhere in this prospectus.

(4)     Non-equity Incentive Plan Compensation for 2012 reflects amounts paid in February 2013 to participating named executive officers under the 2012 PIP as approved by the Committee. Mr. Pike did not participate in the 2012 PIP. See “Compensation Discussion and Analysis—Principal Elements of Compensation—Short-Term Incentive Compensation—2012 Performance Incentive Bonus.”

(5)     There were no above market or preferential earnings under our elective nonqualified deferred compensation plan.

(6)     See below for additional information regarding the amounts disclosed in the “All Other Compensation” column.

(7)     Reflects the salary received by Mr. Pike since joining our company in April 2012.

All Other Compensation—Fiscal Year 2012

The following table details the components of the amounts reflected in the “All Other Compensation” column of the Summary Compensation Table for each of our named executive officers for the fiscal year ended December 31, 2012.

Name	Executive Allowance ($)		Expatriate Benefits(1) ($)	Other Perquisites(2) ($)	Aggregate Reimbursements for Taxes Incurred for Certain Perquisites(3) ($)	Life Insurance Premiums/Other Benefits ($)	Matching Contributions to 401(k) ($)	Total ($)
Dennis B. Gillings, CBE	—		—	130,842	—	4,572	11,250	146,664
Thomas H. Pike	26,967	(4)	—	90,257	37,226	828	—	155,278
Kevin K. Gordon	30,000		—	13,291	—	1,242	11,250	55,783
John D. Ratliff	30,000		—	20,498	—	1,294	11,250	63,042
Michael I. Mortimer	30,000		1,542,158	12,809	—	1,294	11,250	1,597,511
Derek M. Winstanly, MBChB	30,000		—	14,775	—	4,313	11,250	60,338

(1)     Certain amounts shown as Expatriate Benefits were paid in British Pounds Sterling and converted into United States dollars. Mr. Mortimer’s expatriate benefits included $530,565 for relocation expenses, housing allowance and other out-of-pocket expenses related to his overseas assignment. These amounts were calculated based on our actual expenditures and were converted at exchange rates ranging between 1.5654 and 1.6383, which rates were determined based on the exchange rate published by Bloomberg on the date each expense was paid. Mr. Mortimer’s expatriate benefits also included $1,011,593 of taxes paid by the company on Mr. Mortimer’s behalf in accordance with our tax equalization policy. Of this amount, $672,053 was converted at the exchange rate of 1.5823, which rate was determined based on the average of the exchange rates published by OANDA between the end of November 2012 and the beginning of December 2012. Upon completion of the international assignment, it is anticipated that excess foreign tax credit carry forwards will exist from Mr. Mortimer’s United States Individual Income Tax Return (Form 1040). These foreign tax credits will carry forward for 10 years. To the extent that Mr. Mortimer continues to generate foreign source income, the foreign tax credits will likely be utilized. To the extent that these foreign tax credits are utilized, the benefit will belong to our company under our tax equalization policy and Mr. Mortimer will be required to remit to us the foreign tax credit benefit utilized as provided by the policy. See Compensation Discussion and Analysis—Principal Elements of Compensation—Perquisites and Other Personal Benefits-Expatriate Benefits.”

(2)     Other Perquisites in 2012 reflects Dr. Gillings’ automobile allowance, $25,844 for reimbursement of financial planning and tax preparation services incurred by Dr. Gillings and $68,730 for reimbursement of expenses incurred by Dr. Gillings for personal use of Bloomberg and related financial data subscriptions. Also reflects amounts paid by our company for installation or enhancement of home security systems for Messrs. Gordon, Ratliff and Mortimer and Dr. Winstanly and, for Mr. Pike, legal fees incurred in connection with his employment agreement of $29,321 and relocation expenses. Also includes costs for covering meals, transportation and entertainment incurred in connection with the August board meeting held at our new European headquarters of $36,050 for Mr. Pike and his wife, and amounts for Dr. Gillings and his wife, and for each of Mr. Gordon, Mr. Ratliff, Mr. Mortimer and Dr. Winstanly. These amounts were converted at an exchange rate of 1.5825, which was determined based on the average of the exchange rates published by OANDA in August 2012. In addition, family members of Dr. Gillings have, in limited circumstances, traveled on business trips. We incurred no additional incremental cost in connection with this air travel because we pay a flat rate per hour for business use of Dr. Gillings’ plane.

(3)     Reflects amounts reimbursed for taxes owed with respect to Mr. Pike’s relocation benefits of $14,001 and legal fees incurred in connection with his employment agreement of $23,225.

(4)     Amount of executive allowance, prorated to reflect that Mr. Pike joined our company in April 2012.

2012 Grants of Plan-Based Awards

The following table provides information with respect to (1) all new awards made to our named executive officers during 2012 pursuant to the 2012 PIP and the 2008 Stock Incentive Plan and (2) modifications made to existing equity awards previously awarded to our named executive officers in connection with the February Exercise Price Reductions and the October Exercise Price Reductions.

	Grant Date(2)	Estimated Possible Payouts under Non-equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options(2) (#)	Exercise or Base Price of Option Awards(2) ($/Sh)	Grant Date Fair Value of Stock and Option Awards(3) ($)
Name		Threshold ($)	Target ($)	Maximum ($)
Dennis B. Gillings, CBE	2/29/12	—	—	—	500,000	15.15	818,700
	10/24/12	—	—	—	500,000	13.06	834,000
	10/24/12	—	—	—	500,000	15.88	704,550
	n/a	0	1,500,000	3,000,000
Thomas H. Pike	5/10/12	—	—	—	1,000,000	25.92	6,329,180
	5/31/12	—	—	—	38,580	25.92	221,928
	10/24/12	—	—	—	1,000,000	23.83	554,800
	10/24/12	—	—	—	38,580	23.83	25,013
Kevin K. Gordon	2/29/12	—	—	—	270,000	19.62	243,636
	8/8/12	—	—	—	100,000	26.68	637,510
	10/24/12	—	—	—	270,000	17.53	272,433
	10/24/12	—	—	—	30,000	20.35	30,207
	10/24/12	—	—	—	100,000	24.59	53,645
	n/a	0	425,000	850,000	—	—	—
John D. Ratliff	2/29/12	—	—	—	150,000	12.67	283,325
	2/29/12	—	—	—	150,000	15.15	245,610
	8/8/12	—	—	—	100,000	26.68	637,510
	10/24/12	—	—	—	150,000	10.58	279,465
	10/24/12	—	—	—	150,000	13.06	250,200
	10/24/12	—	—	—	50,000	13.40	81,905
	10/24/12	—	—	—	150,000	15.88	211,365
	10/24/12	—	—	—	100,000	24.59	53,645
	n/a	0	650,000	1,300,000	—	—	—
Michael I. Mortimer	2/29/12	—	—	—	120,000	12.67	226,660
	2/29/12	—	—	—	120,000	15.15	196,488
	8/8/12	—	—	—	100,000	26.68	637,510
	10/24/12	—	—	—	120,000	10.58	223,572
	10/24/12	—	—	—	120,000	13.06	200,160
	10/24/12	—	—	—	40,000	13.40	65,524
	10/24/12	—	—	—	120,000	15.88	169,092
	10/24/12	—	—	—	100,000	24.59	53,645
	n/a	0	425,000	850,000	—	—	—
Derek M. Winstanly, MBChB	2/29/12	—	—	—	90,000	12.67	169,995
	2/29/12	—	—	—	90,000	15.15	147,366
	8/8/12	—	—	—	100,000	26.68	637,510
	10/24/12	—	—	—	90,000	10.58	167,679
	10/24/12	—	—	—	90,000	13.06	150,120
	10/24/12	—	—	—	30,000	13.40	49,143
	10/24/12	—	—	—	90,000	15.88	126,819
	10/24/12	—	—	—	100,000	24.59	53,645
	n/a	0	425,000	850,000	—	—	—

(1)     Reflects potential values of non-equity incentive awards granted to each of the named executive officers (other than Mr. Pike) pursuant to the 2012 PIP for the 2012 fiscal year, as described in more detail under “Compensation Discussion and Analysis—Principal Elements of Compensation—Short-Term Incentive Compensation—2012 Performance Incentive Bonus.” Mr. Pike did not participate in the 2012 PIP. Amounts shown in the “Threshold” column assumes the Committee exercises its discretion to authorize the lowest possible award (or $0) for each named executive officer. Amounts shown in the “Target” column reflect a decision by the Committee to award each named executive officer an amount equal to his annual award target amount. Amounts shown in the “Maximum” column represent 200% of the named executive officer’s targeted award amount. It is not intended for any individual award for a participating named executive officer to be more than 200% of the targeted award amount for that executive. The determination of the amount to be paid to each named executive officer under the 2012 PIP is described in more detail under “Compensation Discussion and Analysis—Principal Elements of Compensation—Short-Term Incentive Compensation—2012 Performance Incentive Bonus” and is disclosed as “Non-equity Incentive Plan Compensation” in the Summary Compensation Table.

(2)     The stock option awards above issued to Mr. Pike on May 10, 2012 and May 31, 2012 were granted in accordance with the terms of his employment agreement. The 1,000,000 stock options granted to Mr. Pike on May 10, 2012 vest over five years, with 20% of such shares vesting on May 10 of each year beginning May 10, 2013. The 38,580 stock options granted to Mr. Pike on May 31, 2012 vest monthly over three years, beginning May 31, 2012. The stock options awarded to Messrs. Gordon, Mortimer and Ratliff and Dr. Winstanly on August 8, 2012 were awarded as part of the annual grant process. The August 8, 2012 options vest over four years, with 25% of such shares vesting on the anniversary of the grant date. Amounts and exercise prices reported above also reflect the February Exercise Price Reductions (indicated by grant dates of 2/29/12 above) and the October Exercise Price Reductions (indicated by grant dates of 10/24/12 above). Such options were originally issued under the terms of our stock incentive plans with an exercise price equal to the fair value of our common shares on the date of grant as determined in good faith by our Board, with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the AICPA Practice Aid. The other terms of the options, including the vesting schedules, were not modified by the February Exercise Price Reductions or the October Exercise Price Reductions.

(3)     Amounts reflect the aggregate grant date fair value for stock options granted on May 10, 2012, May 31, 2012 and August 8, 2012 under the 2008 Stock Incentive Plan, all as computed in accordance with FASB ASC Topic 718. Amounts reported for the 2/29/12 and 10/24/12 grant dates reflect the incremental fair value (computed in accordance with FASB ASC Topic 718) with respect to the effect of the February Exercise Price Reductions and the October Exercise Price Reductions. Assumptions used in the calculation of these amounts in 2012 are included in Note 20 to our consolidated financial statements included elsewhere in this prospectus.

Narrative Disclosure Relating to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

We have entered into employment agreements with each of our named executive officers which contain provisions that define the nature of employment, compensation and benefits while employed, compensation and benefits upon termination, and restrictive covenants relating to trade secrets, confidential information, company property and competitive business activities.

Employment Agreement with Dr. Gillings

In connection with our privatization in September 2003, Dr. Gillings entered into an employment agreement with us and our parent company at the time, Pharma Services Holding, Inc., or Pharma Services, replacing his prior employment agreement. Quintiles Transnational assumed all rights and obligations of Pharma Services pursuant to this agreement in March 2006. Amendments to Dr. Gillings’ employment agreement were made and entered into on February 1, 2008, December 12, 2008, December 31, 2008, December 14, 2009 and April 18, 2013 (which will go into effect in connection with this offering). These amendments were primarily tied to the successful completion of significant corporate events. The 2009 amendment was implemented in connection with the Holding Company Reorganization to clarify that the provisions would continue, unchanged, with respect to shares of Quintiles Holdings common stock (as opposed to shares of Quintiles Transnational stock). Most recently we amended the terms of his agreement, as discussed in more detail below, to reduce certain compensation and benefits provided to Dr. Gillings and to provide for other modifications necessary to comply, following this offering, with certain provisions of Section 409A of the Code.

The current term of this employment agreement will continue until it is terminated pursuant to its terms. Under the terms of his employment agreement, Dr. Gillings served as our Executive Chairman and Chief Executive Officer during 2012 and was entitled to the following compensation and benefits during 2012:

•	an annual base salary of $1,000,000;

•	participation in all of our general benefit programs;

•	cash bonus opportunities (primarily through the 2012 PIP);

•

group health coverage or reimbursement for the costs of obtaining such health coverage for the respective lifetimes of Dr. Gillings and his spouse, except following termination in certain circumstances, as discussed below in more detail, which we refer to as the lifetime health benefits for purposes of this disclosure;

•	reimbursement of ordinary and reasonable business expenses; and

•

specified perquisites or related reimbursements including reasonable city/country club dues, ordinary and necessary expenses (e.g. membership dues, fees, etc. for business and civic associations and societies), a car allowance and tax and financial planning services, which we refer to as the additional perquisites for purposes of this disclosure.

When the new amendment to Dr. Gillings employment agreement becomes effective it will reduce Dr. Gillings’ annual salary to $800,000, reduce his targeted annual incentive bonus potential for 2013 to 100% of his $800,000 salary, eliminate his right to the lifetime health benefits and the additional perquisites, and eliminate all severance benefits relating to these additional perquisites and any excise tax gross up payments that might otherwise be triggered following his termination.

We also have agreed to reimburse Dr. Gillings for expenses, at the current rate of $13,502 per hour, related to the use of the airplane owned and operated by GF Management Company, Inc. (“GFM”), a company controlled by Dr. Gillings, for business-related travel. Actual hours reimbursed in 2012 were 309.63. The new amendment will also limit the amount we would reimburse GFM for our use of this airplane to $2.5 million per year during the term of the employment agreement, beginning as of the effective date. We will make a one-time payment of $1.5 million to GFM in connection with this new arrangement.

Additional material terms of our employment agreement with Dr. Gillings are described under “Potential Payments Upon Termination or Change in Control” below.

Employment Agreement with Mr. Pike

Quintiles Transnational entered into an employment agreement with Mr. Pike in April 2012 in connection with him joining our company. The term of the employment agreement began on April 30, 2012 and continues until terminated as set forth in the agreement. Our agreement with Mr. Pike generally provides for the following compensation and benefits:

•	an initial base salary of $83,333 per month;

•	bonus opportunities under our annual performance incentive plan at a target level of 100% of his annual base salary, prorated for any partial year of participation;

•	a guaranteed bonus of $666,667 for 2012;

•	participation in general employee benefit programs, including medical, dental, disability, life insurance, retirement, and personal leave plans;

•	reimbursement of business expenses; and

•	an annual executive benefit allowance of $3,333 per month in lieu of certain executive benefits and perquisites.

We also provided Mr. Pike with a one-time lump-sum sign-on bonus of $250,000, which was paid to him in May 2012. As discussed in more detail below, Mr. Pike is required to repay all or a portion of this signing bonus if his employment is terminated under certain circumstances. We also agreed to provide Mr. Pike additional relocation benefits and cover reasonable legal fees and expenses he incurred in the negotiation and preparation of his employment agreement. We also provided Mr. Pike an additional amount equal to the federal income tax applicable to the value of these benefits.

We granted Mr. Pike options to purchase 1,000,000 shares of our common stock at the fair market value on the date of grant in accordance with the terms of his employment agreement. These options vest annually in equal installments over five years. The agreement also required Mr. Pike to purchase $1,000,000 of shares of our common stock at a purchase price equal to then-current fair market value (or 38,580 shares) and, contingent upon completion of his investment in such shares, we granted him an additional option to purchase 38,580 shares. These options vest monthly in equal installments over three years. The agreement with Mr. Pike provides that these option grants are intended to be the exclusive grants made to Mr. Pike over the term of the agreement, except that if the initial public offering price is less than the exercise price of the option award covering 1,000,000 shares (which was originally issued at an exercise price of $25.92 per share but was adjusted in connection with the October Exercise Price Reductions to $23.83 per share), our Board will consider additional grants or adjustments to preserve the economic benefit intended at the date of grant.

In addition, if either we terminate Mr. Pike without Cause or he terminates for Good Reason (each as defined in Mr. Pike’s employment agreement and outlined below), Mr. Pike’s unvested options will continue to vest over the 24-month period beginning on the termination date, contingent upon his executing a customary release of all claims against us arising out of his employment. Furthermore, in the event of a change in control (as defined in Mr. Pike’s employment agreement and outlined below), then all of his options become vested and exercisable.

Under the terms of our agreement with Mr. Pike, the following events constitute a change of control:

•

an acquisition (other than directly from Quintiles Transnational) of any of Quintiles Transnational’s voting securities by any Person (as such term is used in Section 3(A)(9), 13(D)(2) and 14(D)(2) of the Exchange Act), after which such Person, together with its affiliates and associates (as such terms are defined in Rule 12b-2 under the Exchange Act), becomes the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the then outstanding voting securities, but excluding any such acquisition by Quintiles Transnational, any Person of which a majority of its voting power or its voting equity securities or equity interests is owned, directly or indirectly, by Quintiles Transnational (for purposes hereof, a “Subsidiary”), any employee benefit plan of Quintiles Transnational or any of its Subsidiaries (including any person acting as trustee or other fiduciary for any such plan), or by or for the benefit of Dr. Gillings and/or his family;

•

the shareholders of Quintiles Transnational approve a merger, share exchange, consolidation or reorganization involving Quintiles Transnational and any other corporation or other entity that is not controlled by Quintiles Transnational, as a result of which less than 50% of the total voting power of the outstanding voting securities of Quintiles Transnational or of the successor corporation or entity after such transaction is held in the aggregate by the holders of Quintiles Transnational’s voting securities immediately prior to such transaction; or

•

the shareholders of Quintiles Transnational approve a liquidation or dissolution of Quintiles Transnational, or approve the sale or other disposition of all or substantially all of Quintiles Transnational’s assets to any person (other than a transfer to a Subsidiary).

Consummation of this offering will not be a change in control under the terms of Mr. Pike’s employment agreement.

Additional material terms of our employment agreement with Mr. Pike are described under “Potential Payments Upon Termination or Change in Control” below.

Employment Agreements with Other Named Executive Officers

We have entered into the following employment agreements with Messrs. Gordon, Ratliff and Mortimer and Dr. Winstanly:

•	employment agreement between Mr. Gordon and Quintiles Transnational dated July 20, 2010, as amended November 22, 2010;

•	employment agreement between Mr. Ratliff and Quintiles Transnational dated June 14, 2004, as amended or supplemented October 20, 2006, December 30, 2008 and April 18, 2013;

•	employment agreement between Mr. Mortimer and Quintiles Transnational dated June 1, 2003, as amended or supplemented January 9, 2004 and December 30, 2008; and

•	employment agreement between Dr. Winstanly and Quintiles Transnational dated July 26, 2005, as amended December 30, 2008.

Each of these named executive officers holds the same position with Quintiles Holdings and Quintiles Transnational. Material terms of the employment agreements in effect as of December 31, 2012 with these named executive officers have substantially the same provisions except as noted below.

Term.    The term of our employment agreement with Mr. Gordon will continue until it is terminated pursuant to its terms, which include termination by us for Cause or by Mr. Gordon for Good Reason. The term of employment under each of our agreements with Messrs. Ratliff and Mortimer and Dr. Winstanly is for one year, subject to automatic renewal for an additional one-year period unless, at least 90 days prior to the renewal date, either party gives the other party written notice of its intent not to continue the employment relationship. We refer to such notice as the “Notice of Non-Renewal.” Either party may terminate the employment relationship without cause at any time upon giving the other party written notice (60 days for Messrs. Gordon and Ratliff and 90 days for Mr. Mortimer and Dr. Winstanly).

Compensation.    These employment agreements generally provide for and specify:

•	the executive’s annual base salary, subject to adjustment in accordance with our policies, procedures, and practices as they may exist from time to time;

•

bonus opportunities under our annual performance incentive plan for Messrs. Gordon, Ratliff and Mortimer and Dr. Winstanly. The bonus target for Mr. Ratliff is 100% of his annual salary and bonus targets for Mr. Gordon, Mr. Mortimer and Dr. Winstanly are 85% of their respective annual salaries;

•	participation in general employee benefit programs, including medical, dental, disability, life insurance, retirement, and personal leave plans;

•	reimbursement of business expenses; and

•	an annual executive benefit allowance of $30,000 in lieu of certain executive benefits and perquisites.

Other Provisions.    In connection with his joining us as Chief Financial Officer in July 2010, we provided Mr. Gordon a $75,000 sign-on bonus and a relocation package which included extended temporary housing for up to 12 months, reimbursement of reasonable travel costs between Pennsylvania and North Carolina for such time as Mr. Gordon remained in temporary housing, reimbursement of closing costs, an $8,000 miscellaneous allowance, reimbursement for packing, shipping and storage and other benefits. We also provided Mr. Gordon an additional amount equal to the federal income tax applicable to the value of this relocation package.

Mr. Gordon’s employment agreement also provided for a grant of options to purchase 300,000 shares of our common stock, which were awarded in 2010. Mr. Gordon’s employment agreement provides that all of his options become vested and exercisable upon a change in control. Under the terms of our employment agreement with Mr. Gordon, the following events constitute a change in control:

•

an acquisition (other than directly from Quintiles Transnational) of any of Quintiles Transnational’s voting securities by any Person (as such term is used in Section 3(A)(9), 13(D)(2) and 14(D)(2) of the Exchange Act), after which such Person, together with its affiliates and associates (as such terms are defined in Rule 12b-2 under the Exchange Act), becomes the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the then outstanding voting securities, but excluding any such acquisition by Quintiles Transnational, any Person of which a majority of its voting power or its voting equity securities or equity interests is owned, directly or indirectly, by Quintiles Transnational (for purposes hereof, a “Subsidiary”), any employee benefit plan of Quintiles Transnational or any of its Subsidiaries (including any person acting as trustee or other fiduciary for any such plan), or by or for the benefit of Dr. Gillings and/or his family;

•

the shareholders of Quintiles Transnational approve a merger, share exchange, consolidation or reorganization involving Quintiles Transnational and any other corporation or other entity that is not controlled by Quintiles Transnational, as a result of which less than 50% of the total voting power of the outstanding voting securities of Quintiles Transnational or of the successor corporation or entity after such transaction is held in the aggregate by the holders of Quintiles Transnational’s voting securities immediately prior to such transaction;

•

the shareholders of Quintiles Transnational approve a liquidation or dissolution of Quintiles Transnational, or approve the sale or other disposition of all or substantially all of Quintiles Transnational’s assets to any person (other than a transfer to a Subsidiary); or

•

the consummation of an initial public offering by Quintiles Transnational that results in over 50% of its then outstanding common stock being held by persons who were not shareholders of Quintiles Transnational prior to the initial public offering. This offering will not constitute a change in control under Mr. Gordon’s agreement.

None of the employment agreements with our other named executive officers, other than Dr. Gillings and Messrs. Pike and Gordon (as discussed below), provide for any specific benefits in the event of a change in control.

Additional material terms of our employment agreement with these named executive officers are described under “Potential Payments Upon Termination or Change in Control” below.

Stock Incentive Plans

All of the equity awards outstanding at the end of 2012 are governed by either the 2003 Stock Incentive Plan or the 2008 Stock Incentive Plan in addition to the terms of the award agreement covering a particular grant. Please see our discussion of the material terms of our stock incentive plans under “Equity Awards Outstanding under our Stock Incentive Plans” below.

Outstanding Equity Awards at Fiscal Year-End 2012

The following table provides information on all outstanding stock options for each of our named executive officers as of December 31, 2012. All shares of restricted stock held by our named executive officers were fully vested at that time.

	Option Awards
Name	Original Date of Grant		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($/Sh)		Option Expiration Date
Dennis B. Gillings, CBE	6/30/2008	(1)	500,000	—	13.06	(11)(13)(14)	6/30/2018
	6/30/2008	(1)	500,000	—	15.88	(11)(14)	6/30/2018
Thomas H. Pike	5/10/12	(2)	—	1,000,000	23.83	(14)	5/10/2022
	5/31/12	(3)	8,573	30,007	23.83	(14)	5/31/2022
Kevin K. Gordon	8/11/2010	(4)	90,000	180,000	17.53	(12)(13)(14)	8/11/2020
	8/11/2010	(4)	30,000	—	20.35	(12)(14)	8/11/2020
	8/8/2012	(5)	—	100,000	24.59	(14)	8/8/2022
John D. Ratliff	4/1/2006	(6)	75,000	—	6.61		4/1/2016
	10/1/2006	(7)	40,000	—	5.76	(12)	10/1/2016
	10/1/2006	(7)	160,000	—	8.324		10/1/2016
	6/30/2008	(8)	150,000	—	10.58	(11)(12)(13)(14)	6/30/2018
	6/30/2008	(8)	150,000	—	13.06	(11)(13)(14)	6/30/2018
	6/30/2008	(8)	50,000	—	13.40	(11)(12)(14)	6/30/2018
	6/30/2008	(8)	150,000	—	15.88	(11)(14)	6/30/2018
	8/8/2012	(5)	—	100,000	24.59	(14)	8/8/2022
Michael I. Mortimer	4/1/2006	(6)	75,000	—	6.61		4/1/2016
	6/30/2008	(9)	120,000	—	10.58	(11)(12)(13)(14)	6/30/2018
	6/30/2008	(9)	120,000	—	13.06	(11)(13)(14)	6/30/2018
	6/30/2008	(9)	40,000	—	13.40	(11)(12)(14)	6/30/2018
	6/30/2008	(9)	120,000	—	15.88	(11)(14)	6/30/2018
	8/8/2012	(5)	—	100,000	24.59	(14)	8/8/2022
Derek M. Winstanly, MBChB	6/30/2008	(10)	90,000	—	10.58	(11)(12)(13)(14)	6/30/2018
	6/30/2008	(10)	90,000	—	13.06	(11)(13)(14)	6/30/2018
	6/30/2008	(10)	30,000	—	13.40	(11)(12)(14)	6/30/2018
	6/30/2008	(10)	90,000	—	15.88	(11)(14)	6/30/2018
	8/8/2012	(5)	—	100,000	24.59	(14)	8/8/2022

(1)    Vested 100% upon grant.

(2)    Vesting 20% on each anniversary of the date of grant.

(3)    Vesting monthly in equal installments over three years, beginning May 31, 2012.

(4)    Originally granted 300,000 options on August 11, 2010, vesting 20% on each anniversary of the date of grant. Vesting schedule remained unchanged following various reductions in the exercise price of options described below.

(5)    Vesting 25% on each anniversary of the date of grant.

(6)    Vesting 20% on each anniversary of the date of grant.

(7)    Originally granted 200,000 options on October 1, 2006, vesting 20% on each anniversary of the date of grant. Vesting schedule remained unchanged following various reductions in the exercise price of options described below.

(8)    Originally granted 500,000 options on June 30, 2008, vesting 20% on grant and 20% on each anniversary of the date of grant. Vesting schedule remained unchanged following various reductions in the exercise price of options described below.

(9)    Originally granted 400,000 options on June 30, 2008, vesting 20% on grant and 20% on each anniversary of the date of grant. Vesting schedule remained unchanged following various reductions in the exercise price of options described below.

(10)  Originally granted 300,000 options on June 30, 2008, vesting 20% on grant and 20% on each anniversary of the date of grant. Vesting schedule remained unchanged following various reductions in the exercise price of options described below.

(11)  Options originally issued under the terms of our stock incentive plans with an exercise price equal to the then-current fair value of our common shares as determined in good faith by our Board, with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the AICPA Practice Aid. Exercise price reported above reflects a reduction in the original exercise price by $6.53 per share, which was approved by our Board in December 2009 in connection with distributions paid to shareholders in connection with the Holding Company Reorganization.

(12)  Options originally issued under the terms of our stock incentive plans with an exercise price equal to the then-current fair value of our common shares as determined in good faith by our Board, with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the AICPA Practice Aid. Exercise price reported above reflects a reduction in the original exercise price by $2.48 per share, which was approved by our Board in June 2011 in connection with distributions paid to shareholders.

(13)  Options originally issued under the terms of our stock incentive plans with an exercise price equal to the then-current fair value of our common shares as determined in good faith by our Board, with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the AICPA Practice Aid. In connection with a special cash dividend of $2.82 per share paid to shareholders of record as of February 29, 2012, our Board approved a $2.82 reduction to the per share exercise price of (a) each unvested option issued under the 2003 Stock Incentive Plan and (b) for one-half of each vested option as well as each unvested option then outstanding issued under our 2008 Stock Incentive Plan. Exercise price reported above reflects the February Exercise Price Reductions.

(14)  Options originally issued under the terms of our stock incentive plans with an exercise price equal to the then-current fair value of our common shares as determined in good faith by our Board, with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the AICPA Practice Aid. In connection with a special cash dividend of $2.09 per share paid to shareholders of record as of October 24, 2012, our Board approved a $2.09 reduction to the per share exercise price of each vested and unvested option then outstanding and issued under our 2008 Stock Incentive Plan. Exercise price reported above reflects the October Exercise Price Reductions.

2012 Option Exercises and Stock Vested

No named executive officer exercised any stock options during fiscal 2012 and no shares of restricted stock vested during fiscal 2012. We have not issued any restricted stock awards under our stock incentive plans since 2005.

Equity Awards Outstanding under Existing Stock Incentive Plans

All of the equity awards outstanding at the end of 2012 are governed by either the 2003 Stock Incentive Plan or the 2008 Stock Incentive Plan, in addition to the terms of the award agreement covering a particular grant. All awards granted under these stock incentive plans are (or were) subject to service-based vesting. Options were granted to the named executive officers under the 2003 Stock Incentive Plan with a vesting schedule of 20% per year beginning on the first anniversary of the grant date. During 2008, options granted to the named executive officers (other than Dr. Gillings) under the 2008 Stock Incentive Plan were 20% vested on the grant date with the remainder of the grant vesting an additional 20% each successive year until the options are fully vested. Dr. Gillings received fully vested options in connection with the consummation of the Major Shareholder Transaction in 2008. Options issued from 2009 to 2011 (including options issued to Mr. Gordon in 2010) were granted with a vesting schedule of 20% per year beginning on the first anniversary of the grant date. Mr. Pike received two option grant awards in May 2012 in accordance with the terms of his employment agreement. During 2012, options granted to the named executive officers (other than Dr. Gillings and Mr. Pike) under the 2008 Stock Incentive Plan were granted with a vesting schedule of 25% per year beginning on the first anniversary of the grant date.

Restricted Shares

We have not provided anyone the opportunity to purchase restricted stock under these stock incentive plans since March 2005. Typically, we offered senior management the opportunity to purchase these restricted shares at a purchase price equal to the fair value of our common shares as determined at the time of the award by the Committee (in reliance upon such determination made in good faith by our Board, with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the AICPA Practice Aid). However, in limited circumstances, we offered certain employees (including certain of our named executive officers) the opportunity to purchase shares of restricted stock at a discount to fair market value or to take a loan from the company to purchase the shares of restricted stock. As of the date of this prospectus, all of the loans provided to employees in connection with the purchase of shares of restricted stock, including any named executive officers, have been repaid. All of the outstanding shares of restricted stock offered for purchase under the 2003 Stock Incentive Plan, including all shares held by our named executive officers, were fully vested prior to 2012.

Option Awards

All option awards are exercisable for shares of our common stock and are nonqualified stock options. Each option will terminate upon the tenth anniversary of the date of grant. Except as provided for in a grant award or certificate, or (as discussed below) in an employment agreement, in the event of termination of employment for any reason, all unvested stock options immediately terminate. Vested options will remain exercisable for up to 91 days following termination, except they will remain exercisable for up to 366 days if termination is due to death or a disability, retirement or redundancy that is approved by the Committee. In the event termination of employment is for “Cause” (which under the terms of these stock incentive plans is deemed to mirror the definition of “Cause” found in the employment agreement we have entered into with each of our named executive officers), or if an executive breaches restrictive covenants incorporated in the agreements, all outstanding vested options immediately terminate.

Mr. Pike’s employment agreement provides that if either we terminate Mr. Pike without Cause or he terminates for Good Reason (each as defined in the terms of his employment agreement), Mr. Pike’s unvested options will continue to vest over the 24-month period beginning on the termination date. In addition, options granted to Mr. Pike and Mr. Gordon fully accelerate in the event of a change in control, as defined in their respective employment agreements. None of the unvested options held by our other named executive officers automatically accelerate upon a change in control unless the Committee acts to accelerate them, which it has the authority to do.

Additional Information

Shares issued under the terms of these stock incentive plans are subject to transfer restrictions and other rights typical for a private company, including our right, without obligation, to repurchase such shares within one year from the later of termination of employment or the acquisition of the shares. As a private company, the decision to exercise the repurchase right, which is made on a case-by-case basis by the Committee, has been driven, primarily, by our desire to limit equity ownership to current management, rather than viewing the repurchase as a severance payment for a particular executive. The price paid by us to repurchase shares depends on whether the shares are vested or unvested. Generally, all vested shares issued under our stock incentive plans (including shares realized on the exercise of options) may be repurchased at fair market value on the date of repurchase. All outstanding shares issued under the terms of the 2003 Stock Incentive Plan are fully vested and all outstanding shares issued under the terms of either of these stock incentive plans held by our named executive officers are fully vested. Under the 2008 Stock Incentive Plan, unvested shares may be repurchased at the lesser of the original purchase price (if any) and fair market value on the date of repurchase. In the event we do not repurchase any or all of the shares issued under our stock incentive plans after termination, the Committee may elect to assign the repurchase right to the parties to our Shareholders Agreement on a pro rata basis. These repurchase rights generally will lapse upon completion of this offering, except in cases where employment has terminated prior to the offering or later is terminated for cause or for breach of a restrictive covenant, each as defined in our stock incentive plans.

2013 Plan

Summary of Significant Terms

In connection with this offering, our Board has adopted the 2013 Plan and following this offering, we expect to grant all equity-based awards under the 2013 Plan. In addition, in connection with this offering, we have conditionally granted equity awards, in the form of options and cash settled stock appreciation rights, covering an aggregate of 2,183,600 shares of common stock to our independent directors and certain officers and employees (including options to purchase 375,000 shares of common stock conditionally granted to our named executive officers) with an exercise price equal to the initial public offering price. No other awards have been granted under the 2013 Plan. This summary is not a complete description of all provisions of the 2013 Plan and is qualified in its entirety by reference to the 2013 Plan filed as an exhibit to the registration statement of which this prospectus forms a part.

Purpose

The purpose of the 2013 Plan is to advance our interests and the interests of our shareholders through awards that give employees, directors and third party service providers a personal stake in our growth, development and financial success. Awards under the 2013 Plan are designed to motivate employees, directors and third party service providers to devote their best efforts to our business. Such awards will also help us attract and retain the services of employees, directors and third party service providers who are in a position to make significant contributions to our future success.

Plan Administration

The 2013 Plan will be administered by the Compensation and Talent Development Committee. Subject to the provisions of the 2013 Plan, the Compensation and Talent Development Committee has broad discretion to construe, interpret and administer the 2013 Plan, to select the individuals to be granted awards, to determine the number of shares to be subject to each award, and to determine the terms, conditions and duration of each award. The members of the Compensation and Talent Development Committee will not consist entirely of independent directors, so in certain circumstances a compensation subcommittee of the committee may act in the place of the full committee. The Compensation and Talent Development Committee’s decisions will be final and binding on all parties. Subject to the requirements of applicable law and as more fully described in the 2013 Plan, we will indemnify members of the Compensation and Talent Development Committee against reasonable expenses incurred by them in connection with any action taken against them in connection with the 2013 Plan.

Eligibility

The Compensation and Talent Development Committee has the exclusive right, subject to applicable law and stock exchange listing standards, to determine, or delegate the authority to determine, those persons who will be granted awards under the 2013 Plan. Although the 2013 Plan is drafted broadly to permit the committee to make grants to all of our employees, directors and service providers, under the 2003 Plan and 2008 Plan the committee has only made awards to directors and to key employees who are in a position to make significant contributions to our business.

Types of Awards

We may generally grant the following types of awards under the 2013 Plan: stock options (including both incentive stock options, or ISOs, and nonqualified options, or NQSOs, which are options that do not qualify as ISOs), stock appreciation rights, restricted stock and restricted stock units, performance shares and performance units, cash-based awards and other stock-based awards.

Shares Available

The 2013 Plan permits the award of 11,000,000 shares of common stock, all of which will be registered with the SEC on Form S-8 in connection with this offering.

Annual Award Limits

The following annual award limits apply to awards made pursuant to the 2013 Plan:

•	Options: The maximum aggregate number of shares subject to options that may be granted in any one calendar year to any one participant is 2,000,000.

•	Stock Appreciation Rights: The maximum number of shares subject to stock appreciation rights that may be granted in any one calendar year to any one participant is 2,000,000.

•

Restricted Stock or Restricted Stock Units:    The maximum aggregate number of shares of restricted stock or number of restricted stock units that may be granted in any one calendar year to any one participant is 1,000,000.

•

Performance Units or Performance Shares:    The maximum aggregate award of performance units or performance shares that may be granted in any one calendar year to any one participant is 2,000,000 shares if such award is payable in shares, or equal to the value of 2,000,000 shares if such award is payable in cash or property other than shares, determined as of the date of vesting or payout, as applicable.

•

Cash-Based Awards:    The maximum aggregate amount awarded or credited with respect to cash-based awards in any one calendar year to any one participant may not exceed the greater of the value of $6,000,000 or 1,000,000 shares, determined as of the date of vesting or payout, as applicable.

•	Other Stock-Based Awards: The maximum aggregate number of shares that may be granted pursuant to other stock-based awards in any one calendar year to any one participant is 1,000,000.

Adjustment of Awards and Limits

In the event any recapitalization, forward or reverse split, reorganization, merger, consolidation, incorporation, spin-off, combination, repurchase, exchange of shares or other securities, dividend or distribution of shares or other special and nonrecurring dividend or distribution (other than cash dividends or distributions), liquidation, dissolution, sale or purchase of assets or other similar transactions or events, affects the shares such that an adjustment is determined by the Compensation and Talent Development Committee to be appropriate in order to prevent dilution or enlargement of the rights of grantees under the 2013 Plan, then the committee will equitably adjust any or all of the number and kind of securities deemed to be available thereafter for grants of awards under the 2013 Plan or under particular forms of awards, the number and kind of securities subject to outstanding awards, the option price or grant price applicable to outstanding awards, the annual award limits or other value determinations applicable to outstanding awards.

Granting of Awards

The Compensation and Talent Development Committee will have authority to grant the following types of awards subject to the following conditions:

•

Stock Options:    All stock options must have a maximum life of no more than 10 years from the date of grant. At the time of grant, the Compensation and Talent Development Committee will determine the exercise price for any stock options. In no event, however, may the exercise price be less than 100% of the fair market value of our common stock on the date of grant. At the time of exercise, the exercise price must be paid in full (i) in cash, (ii) in shares of common stock valued at their fair market value on the date of exercise, (iii) by a cashless (broker-assisted) exercise, (iv) by a combination of (i), (ii) and/or (iii), or (v) by such other method as the Compensation and Talent Development Committee may determine.

•

Stock Appreciation Rights:    Stock appreciation rights offer recipients the right to receive payment for the difference (spread) between the fair market value of our common stock at the time of exercise and the exercise price of the stock appreciation right. At the time a stock appreciation right is granted, the Compensation and Talent Development Committee may authorize payment of the spread for a stock appreciation right in the form of (i) cash, (ii) common stock, (iii) a combination of (i) or (ii) or (iv) by such other method as the Compensation and Talent Development Committee may determine. The committee’s determination regarding the form of payout must be set forth in the award agreement.

•

Restricted Stock and Restricted Stock Units:    The Compensation and Talent Development Committee may award common stock to participants and may impose any conditions or restrictions on these awards it deems advisable. The committee may also award restricted stock units which are similar to restricted stock except that no shares are actually awarded on the date of grant, and such awards instead represent a conditional right to receive shares on one or more future dates.

•

Performance Units or Performance Shares:    Section 162(m) of the Code generally limits to $1,000,000 the amount that a publicly held corporation may deduct for the compensation paid to certain highly compensated employees. However, “qualified performance-based compensation” is not subject to the $1,000,000 deduction limit. Accordingly, the 2013 Plan permits the Compensation and Talent Development Committee to establish performance goals consistent with Section 162(m) and authorizes the granting of cash, common stock, or a combination thereof as set forth in the award agreement upon achievement of such established performance goals. The 2013 Plan also authorizes the Compensation and Talent Development Committee to accelerate the vesting of any award based on the achievement of such goals. In setting the performance goals for compensation intended to qualify as performance-based compensation, the Compensation and Talent Development Committee may use the following measures: net earnings or net income (before or after taxes); earnings per share; net new business; net sales or revenue growth; net operating profit (including, but not limited to, operating income and operating surplus); return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales or revenue); cash flow (including, but not limited to, operating cash flow, free cash flow, cash generation, cash flow return on equity and cash flow return on investment); earnings before or after taxes, interest, depreciation and/or amortization; gross, contribution, or operating margins; share price (including, but not limited to, growth measures and total shareholder return); expense targets; operating efficiency (including, but not limited to, productivity measurements); market share; working capital targets and change in working capital; economic value added (net operating profit after tax minus the sum of capital multiplied by the cost of capital); and segment income from operations and income from operations. Any performance measures on which the Compensation and Talent Development Committee bases performance goals may be used to measure the performance of (i) us; (ii) one or more of our subsidiaries or affiliates; (iii) our business units or the business units of our subsidiaries or affiliates; (iv) any combination of (i)–(iii); or (v) any of (i)–(iv) as compared to the performance of a group of peer companies, or published or special index that the Compensation and Talent Development Committee, in its sole discretion, deems appropriate. In addition, we may use as a performance measure a comparison of our share price against various stock market indices. Performance-based awards granted under the 2013 Plan may or may not be intended to qualify as “performance-based compensation” under Section 162(m) of the Code and may not be intended to qualify for transition relief rules that would exempt such awards from the application of Section 162(m) of the Code.

•

Cash-Based Awards:    The Compensation and Talent Development Committee may grant cash-based awards to participants as determined by the committee. Payment of cash-based awards may be made in either cash or common stock.

•	Other Stock-Based Awards: The Compensation and Talent Development Committee may grant other types of equity-based or equity-related awards. These awards may be paid in either common stock or cash.

Termination of the 2013 Plan

The 2013 Plan will terminate after 10 years. At any time, the Compensation and Talent Development Committee may terminate the 2013 Plan. In the event the 2013 Plan is terminated, recipients of awards under the 2013 Plan will retain all rights to such awards in accordance with the terms of the awards.

Termination of Service

In the event of a termination of service by an award recipient, the recipient’s rights with respect to his or her awards will be determined in accordance with the terms of the awards. Where an award recipient breaches a restrictive covenant or is terminated by us for cause, his or her awards are subject to forfeiture conditions.

Sale of the Company

In the event of a sale of the company, as such term is defined in the 2013 Plan, unless otherwise determined by the committee, any options or stock appreciation rights granted will become fully exercisable and vested, all restrictions and deferral limitations applicable to any restricted stock will lapse; and the restrictions and deferral limitations and other conditions applicable to any other awards under the 2013 Plan will lapse. Thus, the Compensation and Talent Development Committee has the discretion to determine whether awards will accelerate.

Dividends

The Compensation and Talent Development Committee may provide for the payment of dividends on shares of common stock granted in connection with awards or dividend equivalents with respect to any shares of common stock subject to an award that have not actually been issued under the award. Dividend or dividend equivalents credited with respect to performance-based awards will be subject to the same vesting conditions as the awards.

Recoupment

A participant will be obligated to return to us payments received with respect to awards in the event of any overpayment to the participant of incentive compensation due to inaccurate financial data, in accordance with any applicable clawback or recoupment policy.

Certain Federal Income Tax Consequences

The following discussion of the federal income tax consequences of awards granted under the 2013 Plan is intended only as a summary of the present federal income tax treatment of awards. These laws are highly technical and are subject to change at any time. This summary does not discuss the tax consequences of a participant’s death, or the provisions of the income tax laws of any municipality, state or foreign country in which a participant may reside.

Nonqualified Stock Options

Nonqualified stock options granted under the 2013 Plan will not be taxable to an employee at grant but generally will result in taxation at exercise, at which time the employee will recognize ordinary income in an amount equal to the difference between the option’s exercise price and the fair market value of the shares on the exercise date. We will be entitled to deduct a corresponding amount as a business expense in the year the employee recognizes this income.

Incentive Stock Options

An employee will generally not recognize ordinary income on the grant or exercise of an ISO so long as he or she has been our employee or an employee of our subsidiaries from the date the ISO was granted until three months before the date of exercise; however, the amount by which the fair market value of the shares on the exercise date exceeds the exercise price is an adjustment in computing the employee’s alternative minimum tax in the year of exercise. If the employee holds the shares of common stock received on the exercise of the ISO for one year after the date of exercise (and for two years from the date of grant of the incentive stock option), any difference between the amount realized upon the disposition of the shares and the amount paid for the shares will be treated as long-term capital gain (or loss, if applicable) to the employee. If the employee exercises an ISO and satisfies these holding period requirements, we may not deduct any amount in connection with the ISO. If an employee exercises an ISO but engages in a “disqualifying disposition” by selling the shares acquired on exercise before the expiration of the one- and two-year holding periods described above, the employee generally will recognize ordinary income (for regular income tax purposes only) in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price; and any excess of the amount realized on the disposition over the fair market value on the date of exercise will be taxed as long- or short-term capital gain (as applicable). If, however, the fair market value of the shares on the date of disqualifying disposition is less than on the date of exercise, the employee will recognize ordinary income equal only to the difference between the amount realized on the disqualifying disposition and the exercise price. In either event, we will be entitled to deduct an amount equal to the amount constituting ordinary income to the employee as a business expense in the year of the disqualifying disposition.

Stock Appreciation Rights

To the extent that the requirements of the Code are met, there are no immediate tax consequences to an employee when a stock appreciation right is granted. When an employee exercises the right to the appreciation in fair market value of shares represented by a stock appreciation right, payments are normally includable in the employee’s gross income for regular income tax purposes. We will be entitled to deduct the same amount as a business expense in the same year.

Restricted Stock

The recognition of income from an award of restricted stock for federal income tax purposes depends on the restrictions imposed on the shares. Generally, taxation will be deferred until the first taxable year the shares are no longer subject to substantial risk of forfeiture. At the time the restrictions lapse, the employee will recognize ordinary income equal to the then fair market value of the stock. The employee may, however, make an election under Section 83(b) of the Code to include the value of the shares in gross income in the year of award despite such restrictions. Generally, we will be entitled to deduct the fair market value of the shares transferred to the employee as a business expense in the year the employee includes the compensation in income.

Restricted Stock Units

Generally, an employee will not recognize ordinary income until common stock or cash become payable under the restricted stock unit, even if the award vests in an earlier year. We will generally be entitled to deduct the amount the employee includes in income as a business expense in the year of payment.

Performance Units/ Performance Shares

Employees under the 2013 Plan incur no income tax liability upon the initial grant of performance units or performance shares. At the end of the performance or measurement period, however, employees realize ordinary income on any amounts received in cash or common stock. Any subsequent appreciation on the common stock is treated as a capital gain. As explained above, in the case of certain select individuals, whether we will be entitled to deduct the amount the employee includes income as a business expense may turn on whether the performance units and performance shares awarded under the 2013 Plan are “qualified performance-based compensation” or otherwise exempt under Section 162(m) of the Code.

Cash-Based Awards/Other Stock-Based Awards

Any cash payments or the fair market value of any common stock or other property an employee receives in connection with cash-based awards or other stock-based awards are includable in income in the year received or made available to the employee without substantial limitations or restrictions. Generally, we will be entitled to deduct the amount the employee includes in income as a business expense in the year of payment.

Deferred Compensation

All awards under the 2013 Plan must satisfy the requirements of Section 409A of the Code to avoid adverse tax consequences to participating employees. The 2013 Plan prohibits grants of discounted stock options or stock appreciation rights, so we anticipate that all option and stock appreciation right grants under the 2013 Plan will be exempt from Section 409A.

Annual Management Incentive Plan

Summary of Significant Terms

In connection with this offering, our Board has adopted the Annual Management Incentive Plan, or the MIP. This summary is not a complete description of all provisions of the MIP and is qualified in its entirety by reference to the MIP filed as an exhibit to the registration statement of which this prospectus forms a part.

Purpose

The purpose of the MIP is to allow us to attract, retain, motivate and reward executive officers and members of senior management by providing them with the opportunity to earn competitive compensation directly linked to our performance.

Plan Administration

The MIP will be administered by the Compensation and Talent Development Committee. Subject to the provisions of the MIP, the Compensation and Talent Development Committee has broad discretion to establish performance goals, payout formulas and target awards for any performance period and certify whether and to what extent such goals have been satisfied, to determine the individuals eligible to participate and the amount, manner and time of payment of any awards, and to construe and interpret the terms of the MIP. The members of the Compensation and Talent Development Committee will not consist entirely of independent directors, so in certain circumstances a compensation subcommittee of the committee may act in the place of the full committee. The Compensation and Talent Development Committee’s decisions will be final and conclusive.

Eligibility

The Compensation and Talent Development Committee has the exclusive right to determine those executive officers and members of senior management who will be eligible to participate in the MIP.

Bonuses

Performance under the MIP will generally be measured over the course of each fiscal year, or such shorter period as the Compensation and Talent Development Committee may determine. The initial performance period is fiscal year 2013. In the beginning of each performance period, and generally within the first 90 days of each fiscal year, the Compensation and Talent Development Committee will establish the performance goals and payout formula for the performance period, which may be different from participant to participant, as well as each participant’s target award for the performance period. Performance goals, payout formulas, and individual target awards for participants, including named executive officers, have already been established under the MIP for fiscal year 2013.

Performance Goals

Performance goals will be based on criteria determined by the Compensation and Talent Development Committee in its discretion. If based on individual achievement, these criteria may vary from performance period to performance period and from participant to participant and may be given different weightings, but they will generally related to operational improvements within the individual participant’s area of responsibility, our strategic goals and enhancement of the participant’s leadership and management skills. These objectives will typically be qualitative objectives, and the Compensation and Talent Development Committee will apply its business judgment in assessing whether the objectives have been met. If based on company achievement, these criteria may include one or more of the following: net earnings or net income (before or after taxes); earnings per share; net new business; net sales or revenue growth; net operating profit (including, but not limited to, operating income and operating surplus); return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales, or revenue); cash flow (including, but not limited to, operating cash flow, free cash flow, cash generation, cash flow return on equity and cash flow return on investment); earnings before or after taxes, interest, depreciation and/or amortization; gross, contribution, or operating margins; share price (including, but not limited to, growth measures and total shareholder return); expense targets; operating efficiency (including, but not limited to, productivity measurements); market share; working capital targets and change in working capital; economic value added (net operating profit after tax minus the sum of capital multiplied by the cost of capital); and segment income from operations and income from operations. Any of these criteria upon which the committee bases performance goals may relate to (i) us; (ii) one or more of our subsidiaries; (iii) our divisions or units; (iv) any combination of (i)–(iii); or (v) any of (i)–(iv) as compared to the performance of a group of peer companies, or published or special index that the Compensation and Talent Development Committee, in its sole discretion, deems appropriate. These criteria may vary from performance period to performance period and from participant to participant and may be given different weightings. The Compensation and Talent Development Committee has the authority to make equitable adjustments to the performance goals in recognition of unusual or non-recurring events affecting us or any affiliate, or our financial statements or those of any affiliate, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting procedures. These adjustments may also be attributable to restructuring costs, impairment charges, transaction expenses, share-based compensation and cash bonus expenses, operating income and transaction costs associated with acquisitions, and the impact of foreign currency fluctuations.

Payout Formula

The payout formula for any performance period is the formula or payout matrix established by the Compensation and Talent Development Committee to determine the amounts paid out to participants. This formula or matrix may differ from participant to participant and may include a factor attributable to our achievement against one or more performance goals and a factor attributable to a participant’s individual achievement of one or more performance goals.

Determination of Amount Payable

As soon as practicable after the end of a performance period, the Compensation and Talent Development Committee will determine to what extent any performance goals established for the period have been met and, for each eligible participant, the amount to which he or she is entitled. The maximum amount payable to any participant under the MIP is $6,000,000, although the Compensation and Talent Development Committee may establish rules or other procedures at the beginning of each performance period limiting the amount payable to each participant to a lesser amount. In determining the amount payable, the Compensation and Talent Development Committee may reduce or eliminate the amount otherwise payable to a participant based on individual performance or other factors as the committee deems appropriate or waive any applicable performance goal, in its discretion.

Form and Timing of Payment

Bonuses under the MIP will generally be paid in cash, although the Compensation and Talent Development Committee may choose to pay them in shares of our common stock or stock units in its discretion. If bonuses are paid in shares of our common stock or stock units, those shares or units will be issued pursuant to our 2013 Plan or other appropriate equity compensation plan in effect at that time and be subject to its terms and conditions.

Bonuses will generally be paid as soon as practicable after the Compensation and Talent Development Committee determines the amount of any bonus but no later than 2 ½ months following the end of the performance period to which the bonuses relate.

Termination of the MIP

The MIP will terminate after 10 years. At any time, the Compensation and Talent Development Committee may terminate the MIP.

Termination of Employment

Unless otherwise determined by the Compensation and Talent Development Committee or specified in a participant’s employment agreement with us, a participant will not be entitled to the payment of any bonuses under the MIP in the event of his or her termination of employment before the date any bonuses are paid.

Recoupment

A participant will be obligated to return to us payments received with respect to awards in the event of any overpayment to the participant of incentive compensation due to inaccurate financial data, in accordance with any applicable clawback or recoupment policy.

Certain Federal Income Tax Consequences

The following discussion is intended only as a summary of the present federal income tax consequences of bonuses paid under the MIP. This summary does not discuss the provisions of the income tax laws of any municipality, state or foreign country in which a participant may reside.

Bonus payments under the MIP are includable in the employee’s gross income for regular income taxes in the year received. We will generally be entitled to deduct the same amount as a business expense in the same year for participants to whom the limits of Code Section 162(m) do not apply. For any participants to whom those limits would otherwise apply, we anticipate being able to take advantage of certain applicable transition rules under Code Section 162(m) to deduct payments to them.

2012 Nonqualified Deferred Compensation

Pursuant to our elective nonqualified deferred compensation plan, certain eligible employees, including our named executive officers, may defer up to 90% of their base salaries as of the first day of the calendar year or partial year and up to 100% of awards earned under the 2012 PIP and certain cash bonuses and/or commissions payable. Deferral elections are made by eligible employees before the beginning of the calendar year for which the compensation is payable. Contributions to the elective nonqualified deferred compensation plan consist solely of participants’ elective deferral contributions with no matching or other employer contributions. None of the named executive officers elected to defer any portion of their salaries or cash bonuses during 2012.

Eligible employees are permitted to make individual investment elections that will determine the rate of return on their deferral amounts under the elective nonqualified deferred compensation plan. Participants may change their investment elections at any time. Deferrals are only deemed to be invested in the investment options selected. Participants have no ownership interest in any of the funds as investment elections are used only as an index for crediting gains or losses to participants’ accounts. The investment options consist of a variety of well-known mutual funds including certain non-publicly traded mutual funds available through variable insurance products. Investment experience in the funds is credited to the participants’ accounts daily, net of investment option related expenses. The plan does not operate in a manner to provide any above-market returns or preferential earnings to participants. For 2012, participants were able to choose among a total of 31 investment options, however, the named executive officers only elected to invest in the following five investment options in 2012:

Name of Fund	Rate of Return % (YE 12/31/2012)	Name of Fund	Rate of Return % (YE 12/31/2012)
Principal Global Investors		Invesco
Principal LargeCap S&P 500 Index	15.50	Invesco V.I. Core Equity	13.88
Principal Global Investors		Principal Global Investors
Principal MidCap Blend	19.44	Principal Money Market	0.00
Fidelity Management & Research
Fidelity VIP Equity-Income	17.31

Distributions of amounts credited to the account of a named executive officer under the elective nonqualified deferred compensation plan will generally commence six months after the date of the executive’s separation from service. Named executive officers may also elect to receive in-service distributions of such amounts at the time they make their deferral elections. In addition, upon a showing of an unforeseeable emergency, an executive may be allowed to access funds in his deferred compensation account before he otherwise would have been eligible to. Benefits can generally be received either as a lump sum payment or in annual installments over a period not to exceed 15 years, or a combination thereof, except in the case of in-service distributions, which are always paid in a lump sum.

The following table provides information related to the potential benefits payable to each of our named executive officers under our elective nonqualified deferred compensation plan.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY(1) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Dennis B. Gillings, CBE	—	—	541,915	—	3,734,805
Thomas H. Pike	—	—	—	—	—
Kevin K. Gordon	—	—	—	—	—
John D. Ratliff	—	—	—	—	540,258
Michael I. Mortimer	—	—	—	—	—
Derek M. Winstanly, MBChB	—	—	—	—	—

(1)    Amounts in this column are not reported as compensation for fiscal year 2012 in the Summary Compensation Table since they do not reflect above market or preferential earnings. Mr. Ratliff’s investment in the nonqualified deferred compensation plan returned no earnings for 2012 as it was invested entirely in the plan’s money market fund which had a 0.00% rate of return for fiscal year 2012.

Payments Made Upon Death or Permanent Disability

In the event of death or permanent disability of a named executive officer, in addition to amounts disclosed below under “Potential Payments Upon Termination or Change in Control,” each named executive officer will receive benefits under our long term disability plan or payments under our life and accidental death insurance plans, as appropriate. These payments are generally available to all employees; however, the amounts paid thereunder may differ by employee based upon individual base salary and plan limitations on benefits. For example, Dr. Gillings and the other named executive officers are eligible for two times the amount of base salary at death (up to $1,000,000). In the event of accidental death, an additional benefit of up to two times the amount of base salary at that time (up to $1,000,000) is also available. Therefore, if such benefits were triggered for the named executive officers on December 31, 2012 under our life insurance plans, the legally designated beneficiary(ies) of each named executive officer would have received $1,000,000 from life insurance, plus an additional $1,000,000 if death was accidental (excluding any voluntary supplemental coverage elected and paid for by the named executive officer under our life insurance program).

With respect to coverage in the event of long term disability, our plan provides a benefit of 66 2/3% of base salary, with a maximum benefit of $25,000 per month, for as long as the individual is medically determined to be disabled and certain other requirements are met. Generally, maximum coverage is limited as follows based on an individual’s age at the time he becomes disabled:

If a named executive officer becomes disabled...	His maximum benefit duration will be...

Before age 60	To age 65, but not less than five years

At age 60	60 months

At age 61	48 months

At age 62	42 months

At age 63	36 months

At age 64	30 months

At age 65	24 months

At age 66	21 months

At age 67	18 months

At age 68	15 months

At age 69 or older	12 months

As a result, if such benefits had been triggered on December 31, 2012 under our long term disability insurance plan, based on the then-current age of each named executive officer, each named executive officer would have been entitled to receive the following amounts for as long as he remained disabled: Dr. Gillings (age 68), $25,000 per month for a maximum of 15 months; Mr. Pike (age 53), $25,000 per month to age 65; Mr. Gordon (age 50), $25,000 per month to age 65; Mr. Ratliff (age 53), $25,000 per month to age 65; Mr. Mortimer (age 52), $25,000 per month to age 65; and, Dr. Winstanly (age 66), $25,000 per month for a maximum of 21 months.

Potential Payments Upon Termination or Change In Control

As discussed previously, we have entered into employment agreements with each of our named executive officers. The information below describes and quantifies certain compensation that would become payable under these agreements and our other existing plans and arrangements for each of our named executive officers as if his employment had terminated on December 31, 2012. Except as otherwise discussed below, these benefits are in addition to benefits generally available to salaried employees, such as distributions under the 401(k) plan and disability benefits.

Employment Agreement with Dr. Gillings

Events of Termination

Our employment agreement with Dr. Gillings provides for certain payments and other benefits if his employment with us is terminated, which vary depending on the circumstances of his termination. Except in certain circumstances discussed below, our obligation to compensate Dr. Gillings ceases on the last date of his employment other than with respect to his full salary and any other accrued benefits set forth in the agreement through that date.

In the event Dr. Gillings’ employment is terminated either:

•	by us for any reason, other than for “Cause,” or

•

by Dr. Gillings for “Good Reason” (as defined below) or his voluntary termination in connection with a Qualifying Offering (as defined in the Shareholders Agreement) or a sale of our company to a third party (i.e., not a current shareholder or affiliate or permitted transferee under the Shareholders Agreement) pursuant to which the third party (together with its affiliates) acquires (1) 75% of the voting power of our common stock, on a fully diluted basis or (2) all or substantially all of our consolidated assets (which we refer to as a “Sale Transaction” for purposes of this discussion)

he will receive the annual cash bonus and incentive bonus, if any, for the year of his termination (even if such bonus is declared on or after his termination), prorated for the number of complete months he was employed for that year. We refer to this payment as the prorated bonus for purposes of the tabular discussion for Dr. Gillings below.

For the purposes of Dr. Gillings’ employment agreement “Cause” means:

•	a willful and continued failure by Dr. Gillings to perform his duties as Executive Chairman as established by the Board (other than due to disability);

•	a material breach by Dr. Gillings of his fiduciary duties of loyalty or care to our company;

•

a willful violation by Dr. Gillings of any material provision of his employment agreement, the confidentiality and non-compete provisions of his rollover agreement pursuant to which he acquired shares from Pharma Services in connection with our privatization in 2003; or

•	a conviction of, or the entering of a plea of nolo contendere by Dr. Gillings for, any felony.

In addition, if Dr. Gillings terminates his employment due to our material breach of the agreement, and it is ultimately determined that no reasonable basis existed for Dr. Gillings’ termination on account of our alleged default, such event shall be deemed “Cause” for termination by us.

For purposes of this discussion, “Good Reason” includes:

•	Dr. Gillings’ disability;

•	our material breach of the agreement, subject to a 30-day cure period;

•

a change in his position such that he is no longer elected as our Executive Chairman with the duties and powers that existed on the date of the employment agreement and which are customarily associated with such office; and

•	our improper termination of his employment for Cause if it is ultimately determined that Cause did not exist.

In addition, Dr. Gillings’ employment agreement in effect prior to this offering provides that, in the event his employment is terminated for any reason (including upon Dr. Gillings’ death), other than by us for Cause, we will reimburse Dr. Gillings and his spouse for his lifetime, and upon his death, for his spouse’s lifetime, group health coverage equivalent to the coverage we provide to our senior executives, together with any additional tax costs associated with the reimbursement. These lifetime health benefits will be eliminated by the new amendment to Dr. Gillings’ employment agreement.

In addition, if either:

•

we terminate Dr. Gillings for any reason, other than (1) for Cause or upon (2) the occurrence of a Qualifying Offering (as defined in the Shareholders Agreement) or (3) the occurrence of a Sale Transaction when Dr. Gillings is a member of the group of shareholders triggering such transaction or votes in favor of the transaction, which we refer to as a Sale Transaction with Gillings’ consent for purposes of the tabular discussion for Dr. Gillings below, or

•

Dr. Gillings terminates (1) due to Good Reason or upon (2) the occurrence of a Qualifying Offering (as defined in the Shareholders Agreement) or (3) the occurrence of a Sale Transaction when Dr. Gillings is not a member of the group of shareholders triggering such transaction and does not vote in favor of the transaction, which we refer to as a Sale Transaction without Gillings’ consent for purposes of the tabular discussion for Dr. Gillings below, we will provide Dr. Gillings (and, in certain circumstances, his estate or beneficiaries) the following benefits, which we refer to generally as the severance benefits, following his termination:

•

a cash severance payment (payable in equal monthly installments over three years) of an amount equal to 2.9 times the aggregate sum of (1) his then annual rate of base salary plus (2) an amount equal to the annual cash bonus, if any, paid or payable for the fiscal year ended immediately prior to such termination; and

•	for the three years following his termination:

¡	payment of an amount equal to his monthly automobile allowance (payable in accordance with our regular payroll schedule); and

¡

reimbursement (on a monthly basis) for his monthly expenses relating to: active club memberships for which he was receiving reimbursement at the time of his termination, tax return preparation, financial planning and consultation and legal advice (consistent with the amounts provided to him under the terms of the agreement), the additional costs incurred by Dr. Gillings in obtaining individual long-term disability, term life and equivalent dental insurance and in replacing any other benefits and perquisites he was receiving immediately prior to his termination. The reimbursements with respect to insurance premiums and any other benefits not specifically listed above will be limited to amounts above what Dr. Gillings paid for such benefits and perquisites at the time of his termination. In addition, the reimbursements will cover any additional tax costs incurred by Dr. Gillings associated with such reimbursements. We refer to these payments as the non-health benefits continuation payments for purposes of the tabular discussion for Dr. Gillings below.

These severance benefits will not impact any other benefits otherwise payable to Dr. Gillings under any of our other compensation or benefit plans in which he participates. Dr. Gillings’ rights to the foregoing benefits will terminate as to any benefit for which he becomes covered for substantially similar benefits on substantially similar terms through a program of a subsequent employer or otherwise (such as coverage obtained by his spouse) for as long as such coverage continues and provided that such terms are not less favorable to Dr. Gillings in any respect.

When the new amendment to Dr. Gillings’ employment agreement goes into effect in connection with this offering, we will no longer provide any severance benefits with respect to the additional perquisites (or cover any additional tax costs incurred by Dr. Gillings associated with such payments).

We have agreed to secure the cash severance payment we would owe Dr. Gillings through a letter of credit or similar arrangement, or to deposit the present value of such payments into an escrow arrangement (with protection against claims from our creditors), in a form reasonably acceptable to Dr. Gillings. We will release a portion of the cash severance amounts secured by such arrangements in the event Dr. Gillings is required to recognize income tax as a result thereof and to pay any penalties imposed on him due to the underpayment of his income tax liabilities on such amounts.

Dr. Gillings is not required to mitigate any of the severance benefits we may owe; provided, however, we will no longer be obligated to provide the severance benefits if he breaches any of the restrictive covenants contained in his employment agreement (described below). In addition, our obligation to provide the severance benefits is conditioned upon Dr. Gillings’ execution of a customary release of all claims against us arising out of his employment.

The employment agreement includes restrictive covenants requiring Dr. Gillings to disclose and assign to us any developments conceived, made or suggested by him during his employment or the non-competition period (described below) and generally prohibiting Dr. Gillings from:

•	competing with us in any geographic area in which we do business,

•	soliciting or interfering with our relationship with anyone with whom we do business,

•	offering employment to or procuring employment for any of our employees, or

•	disclosing any of our confidential information

until the latest of (1) three years following the date he ceases to own any equity interest in us or any of our subsidiaries, or (2) three years from the date of his termination of employment. For so long as we require Dr. Gillings to comply with these restrictive covenants, we are required to pay him during the non-competition period monthly amounts equal to the sum of his annual base salary in effect on his termination date plus his most recent annual bonus divided by 12, provided however, that we are not required to make such payments during the three-year period following termination if we are paying Dr. Gillings the severance payments described above. The agreement pursuant to which Dr. Gillings rolled over his equity in the going private transaction in 2003 contains the same non-compete provisions. These restrictions automatically lapse if we release Dr. Gillings from the non-compete under his employment agreement.

In the event payments or benefits received by Dr. Gillings upon termination from us, whether due to his employment agreement or other compensation arrangements, cause him to be subject to an excise tax under Section 4999 of the Code, we will make a tax reimbursement payment to him to offset the impact of such excise tax. These provisions will be eliminated once the new amendment to Dr. Gillings’ employment agreement becomes effective in connection with this offering.

Dr. Gillings holds fully vested options to purchase 1,000,000 shares of our common stock granted under the 2008 Stock Incentive Plan. Neither Dr. Gillings’ employment agreement nor his award agreement governing his stock options provide for any specific benefits with respect to Dr. Gillings’ stock options in the event of his termination (for whatever reason) or a change in control.

Potential Payments upon Dr. Gillings’ Termination

The following table sets forth our payment obligations upon termination of Dr. Gillings’ employment pursuant to the terms of his employment agreement and our other compensation plans under the various scenarios described above. The amounts set forth in the table are estimates and assume a termination of employment occurring on December 31, 2012 (the last business day of our last completed fiscal year) without giving effect to the new amendment to Dr. Gillings’ employment agreement that is expected to become effective in connection with this offering. Due to the numerous factors involved in estimating these amounts, the actual value of benefits and amounts to be paid can only be determined upon Dr. Gillings’ actual termination of employment.

Termination Reason	Cash Severance Benefits(1) ($)	Prorated Bonus(2) ($)	Lifetime Health Benefits(3) ($)	Non-Health Benefit Continuation Payments(4) ($)	Non- Compete Payments(5) ($)	Excise Tax Gross-up(6) ($)	Total(7) ($)
Death	—	1,500,000	489,420	—	—	—	1,989,420
By the Company For Cause	—	—	—	—	6,000,000	—	6,000,000
By the Company Without Cause(8)	5,800,000	1,500,000	594,937	236,812	—	—	8,131,749
By the Company Upon Qualifying Offering	—	1,500,000	594,937	—	6,000,000	—	8,094,937
By the Company Upon a Sale Transaction Without Gillings Consent	5,800,000	1,500,000	594,937	236,812	—	—	8,131,749
By the Company Upon a Sale Transaction With Gillings Consent	—	1,500,000	594,937	—	6,000,000	—	8,094,937
By Gillings For Good Reason	5,800,000	1,500,000	594,937	236,812	—	—	8,131,749
By Gillings Upon Qualifying Offering	5,800,000	1,500,000	594,937	236,812	—	—	8,131,749
By Gillings Upon a Sale Transaction With Gillings’ Consent	—	1,500,000	594,937	—	6,000,000	—	8,094,937
By Gillings Upon a Sale Transaction without Gillings’ Consent	5,800,000	1,500,000	594,937	236,812	—	—	8,131,749
By Gillings For Any Other Reason	—	—	594,937	—	6,000,000	—	6,594,937

(1)    Equal to 2.9 times 2012 annual salary (of $1,000,000) plus 2.9 times 2011 annual bonus (of $1,000,000) approved by the Committee under the terms of our 2011 Performance Incentive Plan. Cash severance benefits are to be paid on a monthly basis following termination. Calculation assumes Dr. Gillings does not become subject to any income tax penalties in connection with any arrangements used to secure the cash severance payment as provided for by the terms of his employment agreement.

(2)    Equal to the amount of Dr. Gillings’ payment under the 2012 PIP (of $1,500,000), prorated for the twelve complete months of employment for the year.

(3)    Reflects the estimated value of the lifetime health benefits of $386,709 for Dr. Gillings and his wife or $318,123 for just Dr. Gillings’ wife in the event of his death, each calculated using assumptions and methods used for financial reporting and based on current premium assumptions and Dr. Gillings’ and his wife’s life expectancy. The amount above also includes the following amounts for the estimated value of additional payments related to taxes incurred (at an assumed tax rate of 35%) as a result of our reimbursement of these expenses: $208,228 for amounts paid for both Dr. Gillings and his wife and $171,297 for amounts paid for just his wife in the event of his death. This amount is to be paid on a monthly basis following termination. All of these payments will be eliminated once the new amendment to Dr. Gillings employment agreement becomes effective.

(4)    Reflects the estimated value of the following non-health continuation benefits: (1) Dr. Gillings’ automobile allowance, (2) tax preparation financial planning and consultation and legal advice planning services and (3) life and accidental death insurance, vision and dental insurance. The amount above also includes $41,442 for the estimated value of additional payments related to taxes incurred (at an assumed tax rate of 35%) as a result of our reimbursement of these expenses. These amounts would be paid on a monthly basis for a period of three years following termination. All of these payments will be eliminated once the new amendment to Dr. Gillings employment agreement becomes effective.

(5)    Equal to Dr. Gillings’ 2012 annual salary (of $1,000,000) plus his 2011 annual bonus (of $1,000,000) as approved by the Committee under the terms of our 2011 Performance Incentive Plan. This amount is to be paid on a monthly basis for a period of three years following termination. We are not required to make such payments during the three-year period following termination if we are paying Dr. Gillings the severance payments. Calculation of this amount also assumes we would not enforce the terms of Dr. Gillings’ non-compete following his death or after the third anniversary of the date of his termination, irrespective of Dr. Gillings’ continued ownership of shares of our common stock at that time.

(6)    If Dr. Gillings’ employment terminated on December 31, 2012 in connection with a change in control, the payments he would have received would not have resulted in any excess parachute payment under Section 280G of the Code and thus no gross-up payments would have been required with respect to those payments. Whether or not a payment will constitute an “excess parachute payment,” however, depends not only upon the value of the payments that are contingent upon a change in control but also upon the average of an executive’s W-2 compensation for the five years immediately prior to the year in which the change in control occurs. Thus, facts and circumstances at the time of any change in control and termination thereafter, as well as changes in the executive’s compensation history preceding the change in control, could materially impact whether and to what extent any excise tax would be imposed and therefore the amount of any gross-up payment. Our obligation to make excise tax gross up payments to Dr. Gillings will be eliminated once the new amendment to Dr. Gillings employment agreement becomes effective.

(7)    Total does not include benefits earned under our elective nonqualified deferred compensation plan. See “2012 Nonqualified Deferred Compensation”.

(8)    Reflects payments owed for termination by us without cause and not in connection with a Qualifying Offering or a Sale Transaction.

Employment Agreement with Mr. Pike

Events of Termination

Our employment agreement with Mr. Pike provides for certain payments and other benefits if his employment with us is terminated, which vary depending on the circumstances of his termination. Except in certain circumstances outlined below, our obligation to compensate Mr. Pike ceases as of the termination date except with respect to any amounts due under the agreement at that time and the amounts subsequently due, if any, under our annual performance incentive plan.

Either party may terminate the employment relationship without cause at any time upon giving the other party 60 days’ written notice. The agreement automatically terminates upon Mr. Pike’s death. In addition, we may terminate his agreement at any time upon written notice to Mr. Pike due to his disability. In addition, we may terminate our employment relationship with Mr. Pike immediately upon written notice at any time for “Cause,” which is defined in Mr. Pike’s employment agreement to include:

•	any willful misconduct or omission by Mr. Pike that demonstrably and materially injures or has the potential to materially injure our company or our affiliates;

•	gross negligence or willful misconduct by Mr. Pike in the performance of his duties;

•	any material act by Mr. Pike of fraud or intentional misrepresentation or embezzlement, misappropriation or conversion of company assets or assets of our affiliates;

•

his being indicted for, convicted of, confessing to, or becoming the subject of proceedings that provide a reasonable basis for us to believe that he has engaged in, a felony or in any other crime involving dishonesty or moral turpitude;

•	a material violation of a provision of our code of conduct or ethics policy;

•	breach of fiduciary duty to Quintiles Transnational or its affiliates; or

•	material breach of the employment agreement that Mr. Pike has not cured within 30 days after we have provided him notice of the material breach.

Under the employment agreement, Mr. Pike may terminate his employment for “Good Reason” if any of the following events occurs without his consent;

•

a change to his reporting relationship such that he is no longer reporting to the Quintiles Transnational Board, which is the same as the Quintiles Holdings’ Board, or board committee as the Chief Executive Officer of Quintiles Transnational, or, in the case of a change in control, he is no longer the most senior officer of the entity with authority and responsibility for Quintiles Transnational’s business;

•

his annual base salary or target bonus opportunity (including any prior increases to such salary or bonus opportunity) is materially reduced, other than due to an across-the-board reduction of not more than 20% attributable to economic conditions and applicable to all of our executive employees;

•	a material diminution in his status, duties or responsibilities, making his position inconsistent with his duties as Chief Executive Officer;

•

prior to this offering, his removal from, or failure to be nominated for or elected to membership on, our Board, other than due to investigation of possible wrongdoing (with reinstatement at the conclusion of such investigation if grounds for dismissal are not found) or prior notice of termination of employment;

•	our failure to issue the stock options contemplated under the terms of the agreement;

•	a relocation of his principal worksite by more than 50 miles, unless we have proffered an appropriate executive relocation package to defray his expenses and associated costs of such relocation; or

•	our material breach of the agreement, including the provisions covering our representations, insurance and indemnity, or assignment.

Mr. Pike must provide us with written notice of the event constituting Good Reason within 90 days of becoming aware of our actions or inactions giving rise to such Good Reason. Any termination for Good Reason shall become effective 30 days following Mr. Pike’s written notice, provided we have not cured the actions or inactions giving rise to his notice of termination for Good Reason.

Payments Upon Termination

In the event Mr. Pike terminates his employment without Good Reason, his employment is terminated due to death or disability or by the company for Cause, we must pay Mr. Pike (or his estate) a lump sum equal to any accrued but unpaid base salary, unreimbursed expenses and any earned but unpaid annual incentive bonus (only if Mr. Pike was employed on March 1 of the year following the year which such incentive relates). In addition, in the event of termination by death or disability, we will be obligated to pay any earned but unpaid amount under our annual performance incentive plan for the prior year and, if such termination occurs after the first quarter of a year, Mr. Pike (or his estate) will also be entitled to a pro rata portion of his annual performance incentive award for the year of termination, based upon actual performance and paid at the time it would be paid if he had continued his employment.

In addition, if either we terminate Mr. Pike without Cause or he terminates for Good Reason, subject to certain conditions outlined below, we will make the following cash severance payments to him:

•

an aggregate amount equal to 2 times the sum of his then-current annual base salary plus his target annual incentive bonus, payable in monthly installments over the 24 months following his termination;

•	an aggregate amount equal to $80,000, representing 24 months of his executive allowance, payable in monthly installments over the 24 months following his termination;

•

a lump sum payment equal to 24 times our monthly cost (on a group basis) for providing the type of medical, dental, vision, long term disability and term life insurance applicable to Mr. Pike at the time of his termination; and

•

any earned but unpaid amount under our annual performance incentive plan for the prior year and, if the termination occurs after the first quarter of a year, the prorated portion of his annual performance incentive plan bonus for the calendar year of termination, based upon actual performance and paid at the time it would be paid if he had continued his employment.

In addition, if either we terminate Mr. Pike without Cause or he terminates for Good Reason, Mr. Pike’s unvested options will continue to vest over the 24-month period beginning on the termination date, we will forgive any obligations he may have under other corporate policies to repay relocation expenses, and he will be relieved of any obligation to repay any portion of his signing bonus that would otherwise have been imposed within the first two years of his employment. Furthermore, in the event we terminate Mr. Pike without Cause or he terminates for Good Reason within 24 months after a change in control (as defined in Mr. Pike’s employment agreement and discussed above), then the severance payments otherwise payable over 24 months become payable in a lump sum. In the event of a change in control (as defined in Mr. Pike’s employment agreement) all of his options become vested and exercisable.

Mr. Pike is required to repay his entire signing bonus (without interest and net of applicable taxes) in the event either we terminate Mr. Pike for Cause or he terminates without Good Reason prior to April 2013. This repayment obligation is reduced by 50% in the event either we terminate Mr. Pike for Cause or he terminates without Good Reason after April 2013 but prior to April 2014.

Also, in the event any of his severance payments are deemed to be parachute payments for purposes of Section 280G of the Code, then he will receive the greater of (taking into account all federal, state and local income taxes, as well as the parachute tax under Section 280G): (1) the amount that would result in no portion of the severance payments being subject to the parachute tax under Section 280G to be a parachute payment or (2) the full severance amount.

Mr. Pike’s employment agreement requires, as a precondition to the receipt of the cash severance payments identified in the table below, that Mr. Pike sign a release in which he waives all claims that he might have against us. In addition, his employment agreement requires that he comply with certain provisions of the agreement:

•

prohibiting Mr. Pike, subject to certain customary limitations, from disclosing our confidential information and trade secrets to any person or entity at any time during and for certain periods after the term of his employment (15 years for confidential information and until such information is no longer deemed to be a trade secret);

•

prohibiting Mr. Pike during his employment and for 24 months following the termination of his employment, from competing with us in any geographic area in which we do business, soliciting from or interfering with our relationship with any person or entity who is our customer, and from soliciting for or offering employment to any person who had been employed by us (in a managerial or higher position) during his last year of employment, unless such person’s employment with us was terminated more than 12 months prior to the solicitation; and

•	requiring Mr. Pike to disclose and assign to us any work product (or associated rights relating to such work product) created or developed by him while employed by us.

Mr. Pike has also agreed not to take any action which is materially detrimental or otherwise intended to be adverse to our reputation, business relations, prospects and operations.

Potential Payments upon Mr. Pike’s Termination

The following table sets forth our payment obligations upon termination of Mr. Pike’s employment pursuant to the terms of his employment agreement and our other compensation plans under the various scenarios described above. The amounts set forth in the table are estimates and assume a termination of employment occurring on December 31, 2012 (the last business day of our last completed fiscal year). Due to the numerous factors involved in estimating these amounts, the actual value of benefits and amounts to be paid can only be determined upon Mr. Pike’s actual termination of employment.

		Company Terminates			Mr. Pike Terminates
	Death(1) ($)	Without Cause ($)	For Cause ($)	Disability ($)	Without Good Reason ($)	For Good Reason ($)	Change In Control(1) ($)
Cash Severance(2)	—	4,000,000	—	—	—	4,000,000	—
Executive Allowance(3)	—	80,000	—	—	—	80,000	—
Insurance Benefits(4)	—	9,639	—	—	—	9,639	—
Incentive Plan Benefits(5)	666,667	666,667	—	666,667	—	666,667	—
Accelerated Vesting of Options(6)	—	—	—	—	—	—	6,427,244
Repayment Obligations(7)	—	—	(187,386)	—	(187,386)	—	—

Total	666,667	4,756,306	(187,386)	666,667	(187,386)	4,756,306	6,427,244

(1)    Equal to number of unvested options held by Mr. Pike on December 31, 2012 multiplied by the difference between the exercise price of each such stock option, and the fair market value of $30.07 per share as of December 31, 2012 (as determined in good faith by our Board, with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the AICPA Practice Aid).

(2)    Equal to two times the sum of his then-current annual base salary (of $1,000,000) plus his target annual incentive bonus ($1,000,000). Amount would be paid in monthly installments following termination or in a lump sum if we terminate Mr. Pike without Cause or Mr. Pike terminates for Good Reason within 24 months of a change in control.

(3)    Amount would be paid in monthly installments following termination.

(4)    Equal to 24 times our monthly cost of providing long-term disability and term life insurance coverage. Mr. Pike does not currently participate in any of our medical, dental or vision insurance policies. Amount would be paid in a lump sum upon termination.

(5)    Equal to any earned but unpaid amount under our annual performance incentive plan for 2011 (which was $0 because Mr. Pike was not employed by us in 2011 plus 100% of his annual performance incentive award for 2012 (or $666,667). Amount would be paid in a lump sum at the time such incentive award would otherwise be paid (typically during the first quarter.)

(6)    If either we terminate Mr. Pike without Cause or he terminates for Good Reason, Mr. Pike’s unvested options will continue to vest over the 24-month period beginning on the termination date.

(7)    Equal to Mr. Pike’s entire signing bonus, without interest and net of applicable taxes, assuming a tax rate of 35% (or $162,500) plus repayment of Mr. Pike’s relocation expenses of $24,886. The tabular presentation above assumes Mr. Pike would complete these reimbursements, if owed at the time of termination.

Employment Agreements with Other Named Executive Officers

Events of Termination

We have also entered into employment agreements with each of our other named executive officers. Except in certain circumstances outlined below, our obligation to compensate an executive ceases as of the termination date except with respect to any amounts due under the agreement at that time and the amounts subsequently due, if any, pursuant to our annual cash bonus plans.

We may terminate an executive’s employment relationship immediately without notice at any time for “Cause.” Except as specified below, the agreements with each of these named executive officers generally mirror each other and define “Cause” to include:

•	the executive’s death;

•	the executive’s disability (as defined therein);

•

any act or omission of the executive constituting willful misconduct (including willful violation of our policies), gross negligence, fraud, misappropriation, embezzlement, criminal behavior, conflict of interest or competitive business activities which, as determined in our reasonable discretion, shall cause material harm, or any other actions that are materially detrimental to our company or any of our affiliates’ interests;

•	the executive’s material breach of his Agreement; and

•	(except for Mr. Mortimer’s agreement) any other reason recognized as “cause” under applicable law.

Our agreement with Mr. Mortimer provides him a 30-day cure period under certain circumstances and an opportunity to contest our termination of his employment for Cause.

Our agreement with Mr. Gordon provides that he may terminate his employment for “Good Reason” if any of the following events occurs without his consent:

•

a change to his reporting relationship such that he is no longer reporting to the Chief Executive Officer or, in the case of a change in control (as defined in his employment agreement), he is no longer the most senior financial officer of the entity with authority and responsibility for our business;

•	his annual base salary or target bonus opportunity (including any prior increases to such salary or bonus opportunity) is materially reduced;

•	a material diminution in his duties or responsibilities, making his position inconsistent with his duties as Executive Vice President, Chief Financial Officer; or

•	a relocation of his principal workplace that exceeds 50 miles.

Mr. Gordon must provide us with written notice of the event constituting Good Reason within 30 days of becoming aware of our actions or inactions giving rise to such Good Reason, subject to a 60-day cure period.

Our agreements with Messrs. Ratliff and Mortimer and Dr. Winstanly each provide that the executive may terminate his employment for our material breach upon written notice to us, subject to a 90-day cure period. We refer to each of the executive’s right to terminate under these circumstances as “Material Breach.”

If either:

•	we terminate an executive by Notice of Non-Renewal (for Messrs. Ratliff and Mortimer and Dr. Winstanly) or without Cause (for Messrs. Gordon, Ratliff and Mortimer and Dr. Winstanly), or

•	the executive terminates for Good Reason (for Mr. Gordon) or for Material Breach (for Messrs. Ratliff and Mortimer and Dr. Winstanly),

subject to certain conditions outlined below, we will make cash severance payments to the executive officer. The severance amount payable is based on a multiple of monthly salary at the time of termination and then again multiplied by a specified number of months. The following table identifies the severance amounts payable to the named executive officers under their agreements.

Name	Severance Multiple	Basis for Severance	Form of Payment
Kevin K. Gordon	24	1.55 times then-current monthly salary	Monthly Installments
John D. Ratliff	36	1.55 times then-current monthly salary	Lump Sum
Michael I. Mortimer	36	1.55 times then-current monthly salary	Lump Sum
Derek M. Winstanly, MBChB	36	1.55 times then-current monthly salary	Lump Sum

The agreements also provide for an additional lump-sum cash payment equal to 24 times our monthly cost of providing medical, dental, vision, long-term disability and term life insurance benefits for Mr. Gordon and 36 times our monthly cost of providing medical, dental, vision, long-term disability and term life insurance benefits for Messrs. Ratliff and Mortimer and Dr. Winstanly. To the extent any portion of this payment is included as gross income for the executive, the executive will receive an additional amount equal to the federal income tax applicable to such payment. We refer to these payments as the insurance benefits for purposes of the tabular discussion for each of these named executive officers below.

The agreement for Mr. Gordon also provides for an additional $60,000, representing two times his annual executive allowance, to be paid in monthly installments. The agreements for Messrs. Ratliff and Mortimer and Dr. Winstanly also provide for an additional lump-sum cash payment equal to three times the annual executive allowance in effect at the time of termination.

The employment agreements require, as a precondition to the receipt of the cash severance payments identified in the table below, that the executive sign a release in which he waives all claims that he might have against us and that he comply with certain provisions of the agreement:

•

prohibiting the executive, subject to certain customary limitations, from disclosing our confidential information and trade secrets to any person or entity at any time during and for certain periods after the term of his employment (15 years for confidential information and until such information is no longer deemed to be a trade secret);

•

prohibiting the executive during his employment and for specified periods following the termination of his employment (two years for Messrs. Gordon and Ratliff and one year for Mr. Mortimer and Dr. Winstanly), from competing with us in any geographic area in which we do business, soliciting from or interfering with our relationship with any person or entity who is our customer, and from soliciting for or offering employment to any person who had been employed by us during his last year of employment, unless (for Mr. Gordon) such person’s employment with us was terminated more than 12 months prior to the offer or solicitation; and

•	requiring the executive to disclose and assign to us any work product (or associated rights relating to such work product) created or developed by the executive while employed by us.

Each of these executives have also agreed not to take any action which is materially detrimental or otherwise intended to be adverse to our reputation, business relations, prospects and operations.

In addition, Mr. Ratliff is entitled to severance if he retires, elects not to renew his employment agreement or otherwise voluntarily departs from our company. This severance is calculated and payable upon the same terms and subject to the same conditions as the benefits owed to Mr. Ratliff had we terminated him without Cause on the date his employment relationship with us ends.

Change in Control

Mr. Gordon’s employment agreement provides that all of his options become vested and exercisable upon a change in control, as defined in his employment agreement. None of the employment agreements with our other named executive officers (except for Dr. Gillings and Mr. Pike) provide for any specific benefits in the event of a change in control.

Equity Awards

Each of our named executive officers holds options to purchase shares of our common stock and Messrs. Ratliff and Mortimer and Dr. Winstanly hold vested restricted shares of our common stock, each granted under our stock incentive plans. We have the right, but not the obligation, to repurchase shares of restricted stock and shares realized on the exercise of options under the terms of our stock incentive plans. Unvested shares may be repurchased at the original purchase price and vested shares (including shares realized upon the exercise of options) may be repurchased at fair market value on the date of repurchase; however, we would not pay more than the original purchase price for vested shares if the shares are to be repurchased following termination of the holder for cause or for breach of a restrictive covenant, as defined in our stock incentive plans. Our stock incentive plans do not provide for acceleration of vesting upon termination of employment (for any reason). None of the unvested options held by our named executive officers (other than Messrs. Pike and Gordon) automatically accelerate upon a change in control; however, the Committee has the right to determine whether acceleration is appropriate, and in many cases, is prohibited from accelerating unvested options in the event of a change in control. See “Equity Awards Outstanding under Our Stock Incentive Plans” where we describe the material terms of our stock incentive plans.

Potential Payments upon Termination and Change in Control of Other Named Executive Officers

The following table sets forth our payment obligations to each of our other named executive officers upon termination of employment pursuant to the terms of such individual’s employment agreement and our other compensation plans under the various scenarios described above. The amounts set forth in the table are estimates and assume a termination of employment occurring on December 31, 2012 (the last business day of our last completed fiscal year). Due to the numerous factors involved in estimating these amounts, the actual value of benefits and amounts to be paid can only be determined upon an executive’s actual termination of employment.

	Company Terminates			Executive Terminates
	For Cause ($)	Without Cause ($)	Through Notice of Non Renewal ($)	Through Notice of Non Renewal ($)	For Good Reason or For Material Breach(1) ($)	Change In Control ($)

Kevin K. Gordon
Cash Severance(2)	—	1,550,000	N/A	N/A	1,550,000	—
Insurance Benefits(3)	—	48,546	N/A	N/A	48,546	—
Executive Allowance(4)	—	60,000	N/A	N/A	60,000	—
Accelerated Vesting of Options(5)	—	—	N/A	N/A	—	2,805,200

Total	—	1,658,546	N/A	N/A	1,658,546	2,805,200
John D. Ratliff
Cash Severance(6)	—	3,022,500	3,022,500	3,022,500	3,022,500	—
Insurance Benefits(7)	—	74,365	74,365	74,365	74,365	—
Executive Allowance(8)	—	90,000	90,000	90,000	90,000	—
Accelerated Vesting of Options(5)	—	—	—	—	—	—

Total(9)	—	3,186,865	3,186,865	3,186,865	3,186,865	—
Michael I. Mortimer
Cash Severance(6)	—	2,325,000	2,325,000	—	2,325,000	—
Insurance Benefits(7)	—	74,132	74,132	—	74,132	—
Executive Allowance(8)	—	90,000	90,000	—	90,000	—
Accelerated Vesting of Options(5)	—	—	—	—	—	—

Total	—	2,489,132	2,489,132	—	2,489,132	—
Derek M. Winstanly, MBChB
Cash Severance(6)	—	2,325,000	2,325,000	—	2,325,000	—
Insurance Benefits(7)	—	62,446	62,446	—	62,446	—
Executive Allowance(8)	—	90,000	90,000	—	90,000	—
Accelerated Vesting of Options(5)	—	—	—	—	—	—

Total	—	2,477,446	2,477,446	—	2,477,446	—

(1)    Amounts paid to Mr. Gordon if he terminates for Good Reason or to Messrs. Ratliff or Mortimer or Dr. Winstanly for termination for Material Breach.

(2)    Equal to 1.55 times executive’s monthly 2012 base salary, multiplied by 24. Amount would be paid in monthly installments following termination.

(3)    Equal to 24 times our monthly cost of providing medical, dental, vision, long-term disability and term life insurance benefits for Mr. Gordon ($31,555). The amount above also includes the estimated value of additional payments related to taxes incurred (at an assumed tax rate of 35%) as a result of our reimbursement of these expenses ($16,991). Amount would be paid in a lump sum upon termination.

(4)    Amount would be paid in monthly installments following termination.

(5)    Equal to the number of unvested options held by Mr. Gordon multiplied by the difference between the exercise price of each such stock option, and the fair market value of $30.07 per share as of December 31, 2012 (as determined in good faith by our Board, with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the AICPA Practice Aid). None of the above listed named executive officers (other than Mr. Gordon) is entitled to acceleration of vesting in the event of a change in control. None are entitled to acceleration of vesting upon termination of employment. In the event the Committee, acting within its discretion as administrator of the stock incentive plans, determines that acceleration of vesting is appropriate in such situations, amounts received by each named executive officer for unvested stock options would equal (determined in the same fashion as stated above): the same amount reflected above for Mr. Gordon, and $548,000 for each of Mr. Ratliff, Mr. Mortimer and Dr. Winstanly.

(6)    Equal to 1.55 times executive’s monthly 2012 base salary, multiplied by 36. Amounts would be paid in a lump sum upon termination.

(7)    Equal to 36 times our monthly cost of providing medical, dental, vision, long-term disability and term life insurance benefits for each executive ($48,337 for Mr. Ratliff, $48,186 for Mr. Mortimer and $40,590 for Dr. Winstanly). The amounts above also include the estimated value of additional payments related to taxes incurred (at an assumed tax rate of 35%) as a result of our reimbursement of these expenses ($26,028 for Mr. Ratliff, $25,946 for Mr. Mortimer and $21,856 for Dr. Winstanly). Amounts would be paid in a lump sum upon termination.

(8)    Equal to three times the annual executive allowance in effect at the time of termination. Amount would be paid in a lump sum upon termination.

(9)    Total does not include benefits earned under our elective nonqualified deferred compensation plan. See “2012 Non-qualified Deferred Compensation.” In addition, amounts identified under “Executive Terminates for Notice of Non Renewal” will be paid to Mr. Ratliff (upon the same terms and subject to the same conditions as the benefits owed to Mr. Ratliff had we terminated him without Cause) if he retires, elects not to renew his employment agreement or otherwise voluntarily departs from our company.

2012 Director Compensation Table

We use a combination of cash and share-based incentive compensation to attract and retain qualified candidates to serve as independent members of our Board. In setting director compensation, we consider both the time, commitment and skill required to serve on our Board.

Compensation Paid to Board Members

Except as described below, we only pay fees and provide other compensation to our non-employee directors who are not nominated by our Sponsors. In 2012, Messrs. Evanisko, Greenberg and Schaeffer (our non-employee directors who are not nominated by our Sponsors) each received an annual cash retainer of $60,000, paid quarterly. We paid the chairman of our Audit Committee an additional $20,000 annual retainer, paid quarterly, and paid these directors who served as chairmen of our other board committees an additional $10,000 annual retainer, paid quarterly. These directors also received $1,750 for each board meeting they attended in person and $750 for each meeting they attended by teleconference. We have granted options to these directors pursuant to our stock incentive plans. We also reimbursed the reasonable travel expenses and other out-of-pocket costs incurred in connection with attendance at meetings of the Board by each of these directors.

The following table provides information related to the compensation of our directors who received compensation from us during fiscal 2012.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1) ($)	All Other Compensation(2) ($)	Total ($)
Michael J. Evanisko	94,000	200,254	48,574	342,828
Jack M. Greenberg	104,000	260,158	109,275	473,433
Leonard D. Schaeffer	94,000	260,158	96,973	451,131

(1)    Our Board approved the issuance of options to purchase 15,000 shares of our common stock to each of Messrs. Evanisko, Greenberg and Schaeffer on August 8, 2012. These options were issued at an exercise price of $26.68 per share, the fair value of our common shares on the date of grant as determined in good faith by our Board, with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the AICPA Practice Aid, with an expiration date of August 8, 2022. The values reflected in the table above represent the grant date fair value of $93,888 (for each of Messrs. Evanisko, Greenberg and Schaeffer) computed in accordance with FASB ASC Topic 718. Also reflects the incremental fair value (computed in accordance with FASB

ASC Topic 718) of (a) the February Exercise Price Reductions with respect to additional options then held by the directors, as follows: $46,584 for Mr. Evanisko and $57,700 for each of Mr. Greenberg and Mr. Schaeffer and (b) the October Exercise Price Reductions with respect to options then held by the directors as follows: $59,782 for Mr. Evanisko and $108,570 for each of Mr. Greenberg and Mr. Schaeffer. Assumptions used in the calculation of these amounts in 2012 are included in Note 20 to our consolidated financial statements included elsewhere in this prospectus. The aggregate number of shares that were subject to option awards outstanding as of December 31, 2012 for each of these directors is as follows: 46,600 for Mr. Evanisko, 65,000 for Mr. Greenberg and 26,550 for Mr. Schaeffer. Option awards granted to our independent directors have a three year vesting schedule (34% the first year and 33% the second and third year each) and expire 10 years from the date of grant.

(2)    Reflects the February Cash Bonuses on Options in an amount equal to: $23,970 for Mr. Evanisko and $84,671 for each of Mr. Greenberg and Mr. Schaeffer. None of the directors held options issued under the 2003 Stock Incentive Plan. Consequently, none of them received any portion of the October Cash Bonuses on Options. Also includes costs for covering meals, transportation and entertainment incurred in connection with the August board meeting held at our new European headquarters for Mr. Greenberg and his wife, for Mr. Evanisko and his wife and for Mr. Schaeffer. We also covered costs of $10,018 for each of John P. Connaughton, Christopher R. Gordon and Tan Suan Swee, who is a former member of our Board, and $12,302 for Fred E. Cohen for meals, transportation and entertainment incurred in connection with the same meeting. These amounts were converted at exchange rates ranging between 1.5467 and 1.626, which were determined based on the average of the exchange rates published by OANDA during the month the expense was paid.

We have adopted a director compensation plan applicable to our independent directors (as defined under applicable law and in accordance with the rules and regulations of the NYSE) in connection with this offering. Each independent director will receive an annual cash retainer of $60,000, paid quarterly, $2,250 for each board meeting they attended in person and $750 for each meeting they attended by teleconference. We will also pay the chairman of our Audit Committee an additional $20,000 annual retainer, paid quarterly, and pay those directors who serve as chairmen of our other board committees an additional $15,000 annual retainer, paid quarterly. We will also reimburse reasonable travel expenses and other out-of-pocket costs incurred in connection with attendance at meetings of the Board by each of the independent directors. The independent directors will also receive an annual award of stock options ranging between 10,000 and 15,000 shares (subject to such limitations in value or grant size imposed by the 2013 Plan). Independent directors may also be eligible for an additional equity award, in an amount to be determined, upon joining our Board. The Board has approved, contingent upon completion of the offering, a stock option award of 25,000 shares to each of Messrs. Evanisko, Greenberg and Schaeffer with an exercise price equal to the initial public offering price to be made under the 2013 Plan.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review and Approval of Related Person Transactions

The Audit Committee is responsible for the review and approval of all related person transactions. As part of its review and approval of a related person transaction, the Audit Committee considers:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including the amount involved and type of transaction;

•	the importance of the transaction to the related person and to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and

•	any other matters the Audit Committee deems appropriate.

Other than the Audit Committee charter, which specifies that the Audit Committee is responsible for the review and approval of all related person transactions, our Audit Committee does not have a written policy regarding approval of related person transactions. In connection with this offering, the Board intends to adopt a written policy regarding the approval of related person transactions.

Each of the following transactions was approved by the Audit Committee. Unless otherwise indicated, all percentages in this “Certain Relationship and Related Person Transactions” section are as of March 31, 2013.

PharmaBio Development Inc.

In December 2009, we spun off PharmaBio to our shareholders. As a result, Dr. Gillings, our Executive Chairman and former Chief Executive Officer, and his affiliates own approximately 28.41% of PharmaBio. In addition, Bain Capital and TPG each own approximately 21.96% of PharmaBio, Temasek owns approximately 9.37% of PharmaBio and 3i owns approximately 14.5% of PharmaBio. Three of our current executive officers, Messrs. Mortimer, Ratliff and Winstanly, and our former Executive Vice President – Corporate Development and director, Ronald Wooten, also hold, in the aggregate, less than a 1% interest in PharmaBio. PharmaBio cashed out holders who received fractional shares in the spin-off. Dr. Gillings and Michael Troullis, our former Chief Financial Officer, each serve as directors of PharmaBio. Dr. Cohen and Messrs. Connaughton, Coslet, Gordon and Ribon, who are current members of our Board, as well as Tan Suan Swee, who is a former member of our Board, also serve as directors of PharmaBio. The remaining members of our Board, including all of our independent directors, do not serve on the PharmaBio board of directors. Mr. Troullis is the president of PharmaBio.

In connection with the spin-off, Quintiles Transnational and PharmaBio entered into an administrative services agreement pursuant to which Quintiles Transnational provided management and general administrative services to PharmaBio for an annual fee of approximately $2.0 million. This agreement was terminated in November 2010, at such time as PharmaBio made its own arrangements for management and administrative services. PharmaBio paid $1.7 million to Quintiles Transnational under this agreement in 2010. Other than the arrangements discussed below under “—Services Agreements with PharmaBio,” there are no continuing rights or obligations between us and PharmaBio.

In 2006, we sold certain of our remaining royalty rights under a Co-Promotion Agreement we entered into with Lilly to TPG-Axon Capital Management, L.P. and its affiliates, or the TPG-Axon Entities. In December 2009, Quintiles Transnational agreed to provide certain performance guarantees and indemnities for the benefit of the TPG-Axon Entities in connection with obtaining their consent to the spin-off of PharmaBio, the assets of which included these royalty rights. In November 2010, we and the TPG-Axon Entities amended our agreement in order to terminate certain guarantees and indemnities, thereby eliminating any obligations of Quintiles Transnational to pay or distribute money. There are no continuing rights or obligations between us and the TPG-Axon Entities with respect to PharmaBio.

Services Agreements with PharmaBio

Services Agreements

In connection with the spin-off, Quintiles Transnational and PharmaBio entered into a letter agreement (and in some cases, separate services agreements) providing for the continuation of certain development and commercialization services to third parties by Quintiles Transnational on behalf of PharmaBio. PharmaBio paid Quintiles Transnational $6.4 million, $26.3 million, $26.1 million and $50.3 million for these services in the three months ended March 31, 2013 and the years ended December 31, 2012, 2011 and 2010, respectively.

Consulting Services Agreement

In 2010, PharmaBio entered into a consulting services agreement with Quintiles Transnational pursuant to which Quintiles Transnational provides consulting services with respect to PharmaBio’s investments. PharmaBio paid Quintiles Transnational $96,000, $258,000, $275,000 and $35,000 under the services agreement in the three months ended March 31, 2013 and the years ended December 31, 2012, 2011 and 2010, respectively.

NovaQuest Pharma Opportunities Fund III, L.P.

In November 2010, we and PharmaBio, as well as a third party investor, each committed to invest $60 million as investors in the Fund. As of March 31, 2013, we have funded approximately $15.1 million (net of distributions subject to recall) of this commitment. As of that date, our commitment to invest approximated 13% of the Fund’s total commitments of $458.1 million. PharmaBio has the right to reduce its commitment by the amount by which the Fund exceeds $400 million in aggregate commitments, but PharmaBio cannot reduce its commitment by more than $50 million. Messrs. Mortimer and Ratliff and Dr. Winstanly have each committed to invest in less than a 1% interest in the Fund.

Dr. Gillings is a 6.36% limited partner of NQ HCIF General Partner, LP, which is the general partner of the Fund, or the GP, and a 9.99% owner of NQ HCIF GP, Ltd, which is the general partner of the GP, or GPLTD. Mr. Wooten is a 6.79% limited partner of the GP and an 11.43% owner of GPLTD. PharmaBio is a 54.92% limited partner of the GP and a 55.01% owner of GPLTD. Certain of our related persons have an indirect interest in the GP and in GPLTD as a result of their ownership in PharmaBio, as discussed above. Messrs. Mortimer and Ratliff and Dr. Winstanly are each less than 1% limited partners of the GP. Limited partners in the GP are entitled to receive distributions with respect to the GP’s carried interest in the Fund. The GP’s carried interest represents the right to receive a portion of the profit distributions from the Fund after the Fund’s investors have been repaid their capital contributions and a preferred return on those contributions. We and PharmaBio are not charged carried interest with respect to our limited partnership interests.

The Fund is managed by NovaQuest Capital Management, L.L.C., or the Management Company, of which PharmaBio owns 35%, Dr. Gillings owns 20% and Mr. Wooten owns 20%. Mr. Wooten is the Managing Partner of the Management Company and sits on both the management committee of the Management Company, which makes most decisions of the Management Company, as well as the board of directors and investment committee of GPLTD. The board of directors of GPLTD makes all non-investment decisions for the GP and the Fund; the investment committee approves all Fund investments and dispositions. Through March 2012, Mr. Gordon and Dr. Cohen, two of our directors, were members of the management committee of the Management Company and directors of GPLTD, in each case serving as PharmaBio’s representatives. Certain of our related persons have an indirect interest in the Management Company as a result of their ownership in PharmaBio, as discussed above. The Management Company also advises PharmaBio.

We and PharmaBio have the right to invest in similar successor funds managed by the Management Company on substantially similar terms as they have in the Fund.

In connection with the formation of the Fund, we advanced certain expenses to the Fund. We received $2.2 million from the Fund in 2011 in repayment of these advances.

We have entered into a non-exclusive preferred provider agreement with the Fund, pursuant to which the Fund will first allow us the opportunity to provide any outsourcing services to the Fund, provided the pricing terms are consistent with those we charge to third party customers buying comparable services on comparable terms and conditions. We do not make or receive any payments in connection with the preferred provider agreement. As of the date of this prospectus, we have not entered into any transactions with the Fund, or in connection with a Fund investment, involving outsourcing services, pursuant to the preferred provider agreement or otherwise, but we anticipate that we may do so in the future.

We also have entered into a non-exclusive services agreement with the Fund, pursuant to which we will provide a variety of services to the Fund on an arm’s length basis, including due diligence support and strategic and planning expertise. Prices charged to the Fund equal, as near as reasonably practicable, the prices we charge to third-party customers buying comparable services on comparable terms and conditions. The Fund paid us approximately $38,000, $122,000 and $115,000 for services rendered pursuant to the services agreement in the three months ended March 31, 2013 and the years ended December 31, 2012 and 2011, respectively.

We also have entered into agreements with the Management Company in connection with the formation of the Fund. Under a service marks assignment agreement, we assigned the Management Company the service mark registrations for the NovaQuest name until the dissolution or cessation of the business of the Management Company or such date that the Management Company is no longer managing a private equity fund with at least $100 million in capital commitments or capital contributions. The Management Company has in turn licensed the service mark to the Fund. We also entered into a transition service agreement with the Management Company under which we agreed to provide non-decision-making administrative support services to the Management Company; however, the Management Company was able to provide these services on its own.

In connection with the formation of the Fund, PharmaBio also entered into a management agreement with the Management Company. Under this agreement, the Management Company provides management services, including, among other things, investment advice and assistance (except with respect to PharmaBio’s investment in the Fund), financial reporting and tax assistance, and administrative support services, including, among other things, office space and information technology services, to PharmaBio. PharmaBio paid approximately $1.7 million, $2.0 million and $631,000 to the Management Company for services under this agreement in the years ended December 31, 2012, 2011 and 2010, respectively, and did not pay anything in the three months ended March 31, 2013.

Management Agreement

On January 22, 2008, in connection with the Major Shareholder Reorganization, Quintiles Transnational entered into a management agreement whereby, in exchange for advisory services, Quintiles Transnational agreed to pay an annual management service fee of $5.0 million to affiliates of our new investors which included (1) GF Management Company, LLC, or GFM, (2) Bain Capital, (3) TPG, (4) 3i, (5) Cassia and (6) Aisling Capital, LLC, or Aisling Capital. The following directors are affiliates of the new investors: Dr. Gillings controls GFM, Mr. Connaughton and Mr. Gordon are Managing Directors of Bain Capital, Dr. Cohen is co-head of TPG’s biotechnology group, Mr. Coslet is a Senior Partner and the Chief Investment Officer of TPG, and Mr. Ribon is Managing Director of 3i. Of this amount, Aisling Capital receives $150,000 annually. The remaining approximately $4.9 million of the annual management service fee is paid to the other managers, in advance and in equal quarterly installments, in proportion to each manager’s (or such manager’s affiliates’) respective share ownership. The annual management service fee is subject to upward adjustment each year effective March 31 based on any increase in the Consumer Price Index for the preceding calendar year. The management agreement includes customary indemnification provisions in favor of the investors party to the agreement and their affiliates. The management agreement’s initial term extended through December 31, 2010, after which it automatically has renewed. For the three months ended March 31, 2013 and the years ended December 31, 2012, 2011 and 2010, we paid a total of approximately $1.3 million, $5.3 million, $5.2 million and $5.2 million, respectively, to these investors (or their affiliates) pursuant to this arrangement. It is anticipated that we will enter into an agreement with Dr. Gillings and our Sponsors that will result in the termination of the management agreement upon the completion of this offering. In connection with that agreement, we will pay Dr. Gillings and our Sponsors a one-time termination fee of $25.0 million. Of this amount, each of GFM, Bain Capital and TPG will receive $5.93 million, 3i will receive $3.92 million, Cassia will receive $2.53 million and Aisling Capital will receive $750,000. This agreement will also include a one-time payment of $1.5 million to GFM as described below under “—Other Transactions.”

Shareholders Agreement

In connection with the Major Shareholder Reorganization, we entered into the Shareholders Agreement with Dr. Gillings and his affiliates, Bain Capital, the TPG Funds, 3i, Temasek and certain other investors who acquired equity securities in the going private transaction in 2003 or as a result of the Major Shareholder Reorganization. Mr. Pike also became party to the Shareholders Agreement in May 2012 in connection with his purchase of shares of our common stock. In August 2012, we entered into a supplement to the Shareholders Agreement, and the Shareholders Agreement is anticipated to be amended prior to the completion of this offering to, among other things, result in Temasek, Mr. Pike and certain other investors no longer being parties to the agreement.

Transfer Restrictions

In certain circumstances, the Shareholders Agreement requires the parties to the agreement to satisfy rights of inclusion under which the transferring shareholder must cause the potential purchaser to also offer to purchase a proportionate number of shares on the same terms from the other parties to the Shareholders Agreement.

Corporate Governance

In addition, as described in more detail under “Management—Board of Directors,” the parties to the Shareholders Agreement, as supplemented and as it is expected to be amended, have agreed to vote their shares to elect members of the Board as set forth therein. All decision-making by our Board generally requires the affirmative vote of a majority of the members of the entire Board, except that any transaction entered into between us or any of our subsidiaries and any shareholder, or affiliate or associate of any shareholder, will require the affirmative vote of a majority of our Board with the nominee(s) of the interested shareholder abstaining from such vote. In addition, the Shareholders Agreement requires a majority of our Board to approve any asset divestiture in excess of $10 million.

Registration Rights Agreement

We plan to enter into an amended and restated registration rights agreement with Dr. Gillings and his affiliates, Bain Capital, the TPG Funds, 3i and Temasek. We refer to this agreement as the Registration Rights Agreement. The Registration Rights Agreement will provide the shareholders party to the agreement with the right to require us to register their equity securities under the Securities Act. In addition, in most circumstances when we propose (other than pursuant to a demand registration) to register any of our equity securities under the Securities Act, the shareholders party to the Registration Rights Agreement will have the opportunity to register their registrable securities on such registration statement. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares, including this offering, under the Registration Rights Agreement. The Registration Rights Agreement will also contain certain restrictions on the sale of shares by the investors party to that agreement, as well as customary indemnification provisions.

Transactions with JV Partners

In April 2006, Quintiles Asia Pacific Commercial Holdings, Inc., or QAPCH, one of our indirect wholly owned subsidiaries, TLS Beta Pte. Ltd., or TLS, a Singapore company and an indirect wholly owned subsidiary of Temasek, and PharmaCo Investments Ltd, or PharmaCo, a company incorporated in Labuan, Malaysia and an indirect wholly owned subsidiary of Interpharma Asia Pacific, completed the formation of a joint venture to commercialize biopharmaceutical products in the Asia Pacific region, or the Joint Venture. We refer to QAPCH, TLS and PharmaCo collectively as the JV Partners. Temasek Life Sciences Private Limited, or Temasek Life Sciences, is a beneficial owner of more than 5% of our common stock. The JV Partners conducted the Joint Venture through Invida Pharmaceutical Holdings Pte. Ltd., which was formerly known as Asia Pacific Pharmaceutical Holdings Pte. Ltd., or Invida. As part of this arrangement, QAPCH was admitted as a 33.33% shareholder of Invida.

QAPCH and each of the JV Partners entered into a loan agreement with the Joint Venture to provide up to $65.0 million of financing to Invida in the form of cash and/or contribution of certain of the JV Partners’ existing businesses. QAPCH’s contribution included a cash loan facility of $31.7 million and the contribution of the Innovex businesses in Australia, New Zealand, Korea and India, negotiated by the JV Partners at a value of $33.3 million. In addition, three of our indirect wholly owned subsidiaries entered into term loan facility agreements for approximately $5.3 million, in the aggregate, with interest-free two-year terms to support specified working capital requirements of Invida. In November 2011, we and each of the other JV Partners sold our respective one-third investments in Invida to a third-party, each receiving approximately $103.6 million in net proceeds.

Other Transactions

Dr. Gillings provides extensive use of his own airplane for business-related travel services for himself and other of our employees. Under the terms of Dr. Gillings’ employment agreement with us, we currently reimburse GFM for our business use of Dr. Gillings’ airplane at an hourly rate of $13,502. During the three months ended March 31, 2013 and the years ended December 31, 2012, 2011 and 2010, we reimbursed GFM for the business use of Dr. Gillings’ airplane with cash payments totaling approximately $443,000, $4.3 million, $5.1 million and $6.8 million, respectively. We expect to enter into an amendment to our management agreement, effective in connection with this offering, to make a one-time payment of $1.5 million to GFM in connection with Dr. Gillings agreeing that the amount we will reimburse GFM for use of its airplane, effective in connection with this offering, will be limited to $2.5 million per year. We will not use any proceeds from this offering to make this payment.

In May 2009, we acquired a 10% interest in HUYA for $5.0 million, which we sold to PharmaBio on November 29, 2011 for approximately $5.0 million. In January 2010, we entered into a collaboration agreement with HUYA, to fund up to $2.3 million of HUYA’s R&D activity for a specific compound. The funding consisted of $1.0 million in cash that was paid during 2010 and $1.3 million of services provided by us. In return for the $2.3 million in funding, we may receive milestone payments which contractually may not exceed $16.5 million excluding interest if certain events were to occur. In January 2010, we entered into a master services agreement with HUYA to provide services. As of March 31, 2013, we had provided approximately $1.5 million of services to HUYA, of which $1.3 million was in connection with the collaboration agreement and $215,000 was provided on a fee for services basis. In addition, since January 1, 2013, we have entered into a few contracts with HUYA, mostly in Asia, where we will provide up to approximately $319,000 of additional services on a fee for services basis. As of March 31, 2013, we had provided approximately $120,000 of services under these agreements. Dr. Mireille Gillings, who is one of our directors and is married to Dr. Gillings, is the president, chief executive officer, executive chair and a director of HUYA. Dr. Winstanly, our Executive Vice President, Chief Customer and Governance Officer, is also a director of HUYA. Dr. Mireille Gillings, Dr. Gillings, PharmaBio and Dr. Winstanly own 32%, 24%, 9% and less than 1% interests, respectively, in HUYA on a fully diluted basis. In addition, certain related parties have an indirect interest in HUYA as a result of their ownership in PharmaBio, as discussed above.

In connection with joining our company as Chief Executive Officer and pursuant to the terms of his employment agreement, on May 31, 2012 Mr. Pike purchased 38,580 shares of our common stock at a purchase price of $25.92 per share (or $999,994 in the aggregate).

We repurchased 38,080 fully vested shares of restricted stock from Mr. Wooten in December 2010 for an aggregate repurchase price of $999,981 and 37,481 fully vested shares of restricted stock from Mr. Wooten in August 2012 for an aggregate repurchase price of $999,993. We repurchased 67,160 fully vested shares of restricted stock from Mr. Troullis in November 2010 for an aggregate repurchase price of $1,763,622 and 71,166 fully-vested shares of restricted stock from Mr. Troullis in August 2011 for an aggregate repurchase price of $1,858,144. All of these shares were issued under the terms of our stock incentive plans and repurchased pursuant to the terms thereof at a price equal to the then-current fair market value of our common stock, as determined reasonably and in good faith by our Compensation and Talent Development Committee and our Board.

Les Gillings, Dr. Gillings’ brother, previously served as a Senior Vice President in our digital patient unit. Mr. Gillings received total compensation in respect of base salary, bonus and car allowance of $356,383, $411,190 and $400,713 in the years ended December 31, 2012, 2011 and 2010, respectively. In connection with dividends paid to shareholders, in June 2011, February 2012 and October 2012, we reduced the exercise prices of certain of Mr. Gillings’ then-outstanding options, each in a manner approved by our Board or Compensation and Talent Development Committee and consistent with the treatment for other option holders. Mr. Gillings also participated in other employee benefit plans and arrangements that are made generally available to other employees at his level. In connection with the termination of Mr. Gillings’ employment in December 2012, Mr. Gillings received a lump sum severance payment of $1,345,120 in January 2013.

Dustin Gross, Dr. Gillings’ son-in-law, serves as an Associate Investment Director. Mr. Gross received total compensation in respect of base salary and bonuses of $128,761 and $111,788 for the years ended December 31, 2012 and 2011, respectively. Mr. Gross also participates in other employee benefit plans and arrangements that are made generally available to other employees at his level.

Paul Casey, Dr. Gillings’ former step-son, serves as Global Head, Cardiac Safety Services. Mr. Casey received total compensation in respect of base salary, bonus and certain perquisites relating to a car allowance and relocation benefits of $599,228, $507,134 and $377,339 for the years ended December 31, 2012, 2011 and 2010, respectively. In addition, Mr. Casey received grants of options to purchase 10,000, 5,500 and 3,200 shares of our common stock in the years ended December 31, 2012, 2011 and 2010, respectively. Each of these awards was originally issued with an exercise price equal to the then-current fair market value of our common stock, as determined reasonably and in good faith by the Compensation and Talent Development Committee and our Board. In connection with dividends paid to shareholders, in June 2011, February 2012 and October 2012, we reduced the exercise prices of certain of Mr. Casey’s then-outstanding options, each in a manner approved by our Board or Compensation and Talent Development Committee and consistent with the treatment for other option holders. Mr. Casey also participates in other employee benefit plans and arrangements that are made generally available to other employees at his level.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2013 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, who is known to us to beneficially own more than 5% of our outstanding shares of common stock; and

•	each shareholder selling shares in this offering.

Except as otherwise indicated, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable, and the address for each of the named individuals is 4820 Emperor Blvd., Durham, North Carolina 27703.

The number of shares beneficially owned by each shareholder is determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Under those rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of stock options held by the respective person or group that may be exercised within 60 days of March 31, 2013. For purposes of calculating each person’s or group’s percentage ownership, shares of common stock issuable pursuant to stock options exercisable within 60 days after March 31, 2013 are reflected in the table below and included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. The percentages of shares outstanding provided in the table are based on a total of 115,790,390 shares of our common stock outstanding on March 31, 2013. For purposes of the table below, we have assumed 13,815,789 shares of common stock will be sold by us in this offering.

Notwithstanding the ownership information regarding our common stock presented below, the Shareholders Agreement, as supplemented, governs the exercise of the voting rights of the shareholders party thereto with respect to the election of directors and certain other material events. See “Certain Relationships and Related Person Transactions—Shareholders Agreement” and “Management—Board of Directors.” For more information regarding our relationships with certain of the persons named below, see “Certain Relationships and Related Person Transactions.”

	Shares Beneficially Owned Prior to This Offering		Number of Shares Being Offered(1)	Number of Shares Subject to Option(1)	Shares Beneficially Owned After this Offering (Without Option)		Shares Beneficially Owned After this Offering (With Option)
Name and Address of Beneficial Owner	Number(1)	Percent			Number(1)	Percent	Number(1)	Percent
5% or Greater Shareholders
Parties to the Shareholders Agreement(2)	96,942,061	83.7%	5,196,299	1,123,059	91,745,762	70.8%	90,622,703	69.9%
Dennis B. Gillings, CBE, Ph.D. and affiliates(3)	27,481,657	23.5%	1,419,473	—	26,062,184	20.0%	26,062,184	20.0%
Bain Capital and related funds(4)	26,481,659	22.9%	1,419,473	—	25,062,186	19.3%	25,062,186	19.3%
TPG Funds(5)	26,481,658	22.9%	1,419,472	1,123,059	25,062,186	19.3%	23,939,127	18.5%
Affiliates of 3i(6)	17,497,087	15.1%	937,881	—	16,559,206	12.8%	16,559,206	12.8%
Temasek Life Sciences Private Limited(7)	11,271,069	9.7%	604,153	1,531,707	10,666,916	8.2%	9,135,209	7.0%
Directors and Executive Officers
John D. Ratliff(8)	1,055,000	*	—	—	1,055,000	*	1,055,000	*
Michael I. Mortimer(9)	750,000	*	—	—	750,000	*	750,000	*
Derek M. Winstanly, MBChB(10)	619,500	*	—	—	619,500	*	619,500	*
Kevin K. Gordon(11)	120,000	*	—	—	120,000	*	120,000	*
Thomas H. Pike(12)	251,440	*	—	—	251,440	*	251,440	*
Fred E. Cohen, M.D., D.Phil.(13)	—	—	—	—	—	—	—	—
John P. Connaughton(14)	—	—	—	—	—	—	—	—
Jonathan J. Coslet(15)	—	—	—	—	—	—	—	—
Michael J. Evanisko(16)	53,400	*	—	—	53,400	*	53,400	*
Mireille Gillings, Ph.D.(17)	27,481,657	23.5%	1,419,473	—	26,062,184	20.0%	26,062,184	20.0%
Christopher R. Gordon(14)	—	—	—	—	—	—	—	—
Jack M. Greenberg(18)	68,400	*	—	—	68,400	*	68,400	*
Denis Ribon(6)	—	—	—	—	—	—	—	—
Leonard D. Schaeffer(19)	168,400	*	—	—	168,400	*	168,400	*
All directors and executive officers as a group (16 individuals)(20)	30,567,797	25.7%	1,419,473	—	29,148,324	22.0%	29,148,324	22.0%
Other Selling Shareholders
Affiliates of Aisling Capital(21)	2,249,936	1.9%	120,601	305,760	2,129,335	1.6%	1,823,575	1.4%

*	Less than 1%

(1)    For purposes of the tabular disclosure above and the following footnotes, all fractional shares have been rounded down to the nearest whole share, based on total shares owned by each record holder.

(2)    Includes shares of common stock (but no shares underlying exercisable stock options) outstanding as of March 31, 2013 directly held by the following persons who are and, following the completion of this offering, will continue to be parties to the Shareholders Agreement: Dr. Gillings, Dr. Gillings’ daughter, the Gillings Limited Partnership, the GFEF Limited Partnership, the Gillings Family Foundation, GF Investment Associates LP, the Bain Capital Entities (as defined below), the TPG Funds and the 3i Funds (as defined below). In this offering, the parties to the Shareholders Agreement will sell 5,196,299 shares of common stock, in the aggregate (or 6,319,358 shares if the underwriters exercise in full their option to purchase additional shares).

(3)    Includes 1,000,000 shares of common stock underlying stock options exercisable within 60 days of March 31, 2013 held by Dr. Gillings. Also includes the following shares over which Dr. Gillings exercises shared voting and investment control: 39,678 shares held by Dr. Gillings’ daughter; 713,699 shares held by the Gillings Limited Partnership, of which Dr. Gillings is the general partner; 148,231 shares held by the GFEF Limited Partnership, of which Dr. Gillings is the general partner; 163,556 shares held by The Gillings Family Foundation, of which Dr. Gillings is the president and director; 2,930,485 shares held by GF Investment Associates LP, which is held and managed by entities controlled by Dr. Gillings and/or members of his immediate family. The shares directly owned by Dr. Gillings have been pledged as security for a personal loan. Dr. Gillings disclaims beneficial ownership of all shares held by his daughter, all shares in the Gillings Limited Partnership, all shares held by The Gillings Family Foundation, all shares owned by the GFEF Limited Partnership and all shares held by GF Investment Associates LP, except to the extent of his pecuniary interest therein. Dr. Gillings will sell 1,419,473 shares of common stock in this offering.

(4)    Bain Capital and related funds beneficially own 26,481,659 shares, consisting of (a) 26,412,990 shares of common stock held by Bain Capital Integral Investors 2008, L.P., or Integral Investors, whose managing partner is Bain Capital Investors, LLC, or BCI; (b) 64,967 shares of common stock held by BCIP TCV, LLC, or BCIP TCV, whose administrative member is BCI; and (c) 3,702 shares of common stock held by BCIP Associates—G, or BCIP—G, whose managing general partner is BCI. As a result of the relationships described above, BCI may be deemed to share beneficial ownership of the shares held by each of Integral Investors, BCIP TCV and BCIP—G, which we refer to collectively as the Bain Capital Entities. In this offering, (i) Integral Investors will sell 1,415,793 shares of common stock, (ii) BCIP TCV will sell 3,482 shares of common stock and (iii) BCIP—G will sell 198 shares of common stock. Certain partners and other employees of the Bain Capital Entities may make a contribution of shares of common stock to one or more charities prior to this offering. In such case, a recipient charity, if it chooses to participate in this offering, will be the selling shareholder with respect to the donated shares. Voting and investment determinations with respect to the shares held by the Bain Capital Entities are made by an investment committee comprised of the following managing directors of BCI: Andrew Balson, Steven Barnes, Joshua Bekenstein, Louis Bremer, John Connaughton, Todd Cook, Paul Edgerley, Christopher Gordon, Blair Hendrix, Jordan Hitch, David Humphrey, John Kilgallon, Lew Klessel, Matthew Levin, Ian Loring, Philip Loughlin, Seth Meisel, Mark Nunnelly, Stephen Pagliuca, Ian Reynolds, Mark Verdi and Stephen Zide. As a result, and by virtue of the relationships described in this footnote, the investment committee of BCI may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of the investment committee of BCI disclaims beneficial ownership of such shares. Each of the Bain Capital Entities has an address c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.

(5)    The TPG Funds beneficially own 26,481,658 shares, consisting of (a) 8,264,038 shares held by TPG Quintiles Holdco LLC, a Delaware limited liability company, or TPG Holdco, whose managing member is TPG Partners III, L.P., a Delaware limited partnership, whose general partner is TPG GenPar III, L.P., a Delaware limited partnership, whose general partner is TPG Advisors III, Inc., a Delaware corporation; (b) 17,301,294 shares held by TPG Quintiles Holdco II LLC, a Delaware limited liability company, or TPG Holdco II, whose managing member is TPG Partners V, L.P., a Delaware limited partnership, or TPG Partners V, whose general partner is TPG GenPar V, L.P., a Delaware limited partnership, or GenPar V, whose general partner is TPG GenPar V Advisors, LLC, a Delaware limited liability company, or GenPar V Advisors, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, or TPG Holdings; (c) 816,326 shares held by TPG Quintiles Holdco III LLC, a Delaware limited liability company, or TPG Holdco III, whose sole member is TPG Biotechnology Partners II, LP, a Delaware limited partnership, whose general partner is TPG Biotechnology GenPar II, L.P., a Delaware limited partnership, whose general partner is TPG Biotechnology GenPar II Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings; and (d) 100,000 shares held by TPG Quintiles Holdco IV LLC, a Delaware limited liability company, or TPG Holdco IV and together with TPG Holdco, TPG Holdco II and TPG Holdco III, the TPG Funds, whose manager is TPG Partners V, whose general partner is GenPar V, whose general partner is GenPar V Advisors, whose sole member is TPG Holdings. The general partner of TPG Holdings is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation. In this offering, (i) TPG Holdco will sell 688,444 shares of common stock (or 1,233,128 shares if the underwriters exercise in full their option to purchase additional shares), (ii) TPG Holdco II will sell 688,444 shares of common stock (or 1,233,128 shares if the underwriters exercise in full their option to purchase additional shares) and (iii) TPG Holdco III will sell 42,584 shares of common stock (or 76,275 shares if the underwriters exercise in full their option to purchase additional shares). David Bonderman and James G. Coulter are directors, officers and sole shareholders of each of TPG Advisors III, Inc. and TPG Group Holdings (SBS) Advisors, Inc. and may therefore be deemed to be the beneficial owners of the shares held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares held by the TPG Funds except to the extent of their pecuniary interest therein. The address of each of TPG Advisors III, Inc., TPG Group Holdings (SBS) Advisors, Inc. and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(6)    3i and its affiliates beneficially own 17,497,087 shares, consisting of (a) 9,333,822 shares directly held by 3i US Growth Healthcare Fund 2008 L.P., or 3i Healthcare, (b) 4,465,104 shares directly held by 3i U.S. Growth Partners L.P., or 3i Partners, (c) 1,249,379 shares held directly by 3i Growth Capital (USA) M L.P., or 3i Capital M, (d) 1,886,562 shares directly held by 3i Growth Capital (USA) E L.P., or 3i Capital E, (e) 281,110 shares directly held by 3i Growth Capital (USA) D L.P., or 3i Capital D, and (f) 281,110 shares directly held by 3i Growth Capital (USA) P L.P., or 3i Capital P, and together with 3i Healthcare, 3i Partners, 3i Capital M, 3i Capital E and 3i Capital D, the 3i Funds. In this offering, (i) 3i Healthcare will sell 500,313 shares of common stock, (ii) 3i Partners will sell 239,339 shares of common stock, (iii) 3i Capital M will sell 66,969 shares of common stock, (iv) 3i Capital E will sell 101,124 shares of common stock, (v) 3i Capital D will sell 15,068 shares of common stock and (vi) 3i Capital P will sell 15,068 shares of common stock. The general partner of each of the 3i Funds is 3i U.S. Growth Corporation. Investment and divestment decisions are made by the board of directors of 3i Corporation, which is the manager of each of the 3i Funds and an indirect wholly owned subsidiary of 3i Group plc, a public company listed on the London Stock Exchange. Mr. Ribon, who disclaims beneficial ownership of the shares held by the 3i Funds, is not a member of the board of directors of 3i Corporation, but does make recommendations to such board members with respect to investment and dispositive decisions with respect to the shares. The business address (a) of Mr. Ribon is c/o 3i Europe plc, 3 rue Paul Cézanne, 75008 Paris and (b) of each of the 3i Funds is c/o 3i Private Equity, 400 Madison Avenue—9th floor, New York, NY 10017.

(7)    Temasek Life Sciences is a direct wholly-owned subsidiary of Fullerton Management Pte Ltd, or FMPL, which in turn is a direct wholly-owned subsidiary of Temasek. In this offering, Temasek Life Sciences will sell 604,153 shares of common stock (or 2,135,860 shares if the underwriters exercise in full their option to purchase additional shares). By virtue of FMPL’s direct ownership, and Temasek’s indirect ownership, of 100% of Temasek Life Sciences, FMPL and Temasek may be deemed to beneficially own the shares held by Temasek Life Sciences. Temasek and FMPL disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The principal business address of Temasek, FMPL and Temasek Life Sciences is 60 B. Orchard Road #06-18 Tower 2, The Atrium @ Orchard, Singapore 238891.

(8)    Consists of 280,000 shares of stock issued pursuant to our stock incentive plans (97,140 of which are held by the John David Ratliff Revocable Trust and 182,860 of which are held by the John David Ratliff 2012 Irrevocable Trust, both of which are controlled by Mr. Ratliff) and 775,000 shares of common stock underlying stock options exercisable within 60 days of March 31, 2013.

(9)    Consists of 275,000 shares of stock issued pursuant to our stock incentive plans (50,000 of which are held by the Michael I. Mortimer Irrevocable Trust, which is controlled by Mr. Mortimer) and 475,000 shares of common stock underlying stock options exercisable within 60 days of March 31, 2013.

(10)    Consists of 319,500 shares of stock issued pursuant to our stock incentive plans and 300,000 shares of common stock underlying stock options exercisable within 60 days of March 31, 2013.

(11)  Consists of 120,000 shares of common stock underlying stock options exercisable within 60 days of March 31, 2013.

(12)  Consists of 38,580 shares purchased by Mr. Pike in May 2012 and 212,860 shares of common stock underlying stock options exercisable within 60 days of March 31, 2013.

(13)  Dr. Cohen, who is one of our directors, is a TPG Partner. Dr. Cohen has no voting or investment power over and disclaims beneficial ownership of the shares held by the TPG Funds. The address of Dr. Cohen is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(14)  Does not include shares of common stock held by the Bain Capital Entities. Each of Messrs. Connaughton and Gordon is a managing director and serves on the investment committee of BCI and as a result, and by virtue of the relationships described in footnote (4) above, may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. Each of Messrs. Connaughton and Gordon disclaims beneficial ownership of the shares held by the Bain Capital Entities. The address for Messrs. Connaughton and Gordon is c/o BCI, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.

(15)  Mr. Coslet, who is one of our directors, is a TPG Partner. Mr. Coslet has no voting or investment power over and disclaims beneficial ownership of the shares held by the TPG Funds. The address of Mr. Coslet is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(16)  Consists of 28,400 shares of stock issued pursuant to our stock incentive plans and 25,000 shares of common stock underlying stock options exercisable within 60 days of March 31, 2013.

(17)  Dr. Mireille Gillings, who is one of our directors, is married to Dr. Gillings and as such may be deemed a beneficial owner of the shares beneficially owned by Dr. Gillings. Dr. Mireille Gillings disclaims beneficial ownership of all shares beneficially owned by Dr. Gillings, except to the extent of her pecuniary interest therein.

(18)  Consists of 25,000 shares of stock issued pursuant to our stock incentive plans and 43,400 shares of common stock underlying stock options exercisable within 60 days of March 31, 2013.

(19)  Consists of (a) 100,000 shares indirectly held by The Schaeffer Family Revocable Trust (of which Mr. Schaeffer is a trustee) as the sole member of TPG Holdco IV, (b) 63,450 shares of stock issued pursuant to our stock incentive plans and (c) 4,950 shares of common stock underlying stock options exercisable within 60 days of March 31, 2013. Mr. Schaeffer disclaims beneficial ownership of the shares held by The Schaeffer Family Revocable Trust through TPG Holdco IV except to the extent of his pecuniary interest therein. Mr. Schaeffer’s principal business address is c/o North Bristol Partners LLC, 1733 Ocean Avenue, Suite 325, Santa Monica, CA 90401.

(20)  Includes restricted shares and beneficially owned shares as described in footnotes (3 and 8–19), without duplication. Also includes Mr. Erlinger as an executive officer, however, he does not have beneficial ownership of any shares of our stock or shares underlying stock options exercisable within 60 days of March 31, 2013.

(21)  Aisling Capital and related entities beneficially own 2,249,936 shares, consisting of (a) 1,836,734 shares directly held by Aisling Capital II, LP, or Aisling, which are deemed to be beneficially owned by Aisling Capital Partners, LP, or Aisling GP, as general partner of Aisling, Aisling Capital Partners, LLC, or Aisling Partners, as general partner of Aisling GP, and each of the individual managing members of Aisling Partners and (b) 413,202 shares directly held by Perseus-Soros BioPharmaceutical Fund, L.P., or PSBF, which are deemed to be beneficially owned by Perseus-Soros Partners, LLC, or PSP, as general partner of PSBF, Aisling Capital, as the sole managing member of PSP, and each of the individual managing members of Aisling Capital. The individual managing members (collectively, the “Managers”) of Aisling Partners and of Aisling Capital are Dennis Purcell, Dr. Andrew Schiff and Steve Elms. Aisling GP, Aisling Partners, and the Managers may share voting and dispositive power over the shares owned of record by Aisling. PSP, Aisling Capital, and the Managers may share voting and dispositive power over the shares owned of record by PSBF. The address for Aisling, Aisling GP, Aisling Partners, PSBF, PSP, Aisling Capital and the Managers is 888 Seventh Avenue, 30th Floor, New York, NY 10106. In this offering, (i) Aisling will sell 98,453 shares of common stock (or 348,060 shares if the underwriters exercise in full their option to purchase additional shares) and (ii) PSBF will sell 22,148 shares of common stock (or 78,301 shares if the underwriters exercise in full their option to purchase additional shares).

DESCRIPTION OF CERTAIN INDEBTEDNESS

We were obligated under the following debt instruments at December 31, 2012 (in thousands):

December 31, 2012
Term Loan B-1 due 2018	$174,563
Term Loan B-2 due 2018	1,970,000
Holdings Term Loan due 2017	300,000
Other notes payable	43

2,444,606
Less: unamortized discount	(22,908)
Less: current portion	(55,594)

$2,366,104

Credit Agreement

Quintiles Transnational’s credit agreement, as amended on October 22, 2012, and December 20, 2012, includes a $300.0 million first lien revolving credit facility due in 2017, a $175.0 million first lien Term Loan B-1 due in 2018 and a $1.975 billion first lien Term Loan B-2 due in 2018. Prior to the credit agreement amendment on December 20, 2012, Quintiles Transnational’s credit agreement included a $300.0 million first lien revolving credit facility due in 2017, a $175.0 million first lien Term Loan B-1 due in 2018 and a $2.0 billion first lien Term Loan B due in 2018. Prior to the credit agreement amendment on October 22, 2012, Quintiles Transnational’s credit agreement included a $225.0 million first lien revolving credit facility due in 2016 and the $2.0 billion Term Loan B.

We used the proceeds from the Term Loan B, together with cash on hand, to (1) repay the outstanding balance on our then-existing senior secured credit facilities which included a $1.0 billion first lien term loan due in 2013 and a $220.0 million second lien term loan due in 2014, (2) pay the purchase price for our then-existing senior notes accepted in the tender offer, (3) redeem the senior notes remaining outstanding following completion of the tender offer, (4) pay a dividend to our shareholders totaling approximately $288.3 million, (5) pay a bonus to certain option holders totaling approximately $11.0 million and (6) pay related fees and expenses.

We used the proceeds from the Term Loan B-1, together with cash on hand, to (1) pay a dividend to our shareholders totaling approximately $241.7 million, (2) pay a bonus to certain option holders totaling approximately $2.4 million and (3) pay related fees and expenses.

We used the proceeds from the Term Loan B-2, together with cash on hand, to repay the remaining outstanding balance on the then-existing Term Loan B and related fees and expenses.

The terms of the Term Loan B-1 and the Term Loan B-2 require Quintiles Transnational to make annual amortization payments of $21.75 million (payable in aggregate quarterly installments of $5.4375 million) with the balance due at maturity on June 8, 2018. Quintiles Transnational is required to make additional mandatory principal prepayments equal to 50% of its excess cash flow, as defined in the credit agreement. However, in the event that Quintiles Transnational’s total leverage ratio as of the last day of its fiscal year is below 4.00 to 1.00, its mandatory principal prepayments are reduced to 25% of the excess cash flow. If Quintiles Transnational’s total leverage ratio is below 3.25 to 1.00, it is not required to make mandatory principal prepayments from excess cash flow under the terms of the credit agreement. In addition, Quintiles Transnational is required to make mandatory principal prepayments equal to 100% of the net cash proceeds of asset sales and dispositions, issuances of certain debt obligations, and insurance proceeds, each subject to certain exceptions described in the credit agreement. Mandatory prepayments will be applied, first, in direct order of maturities, pro rata to reduce the Term Loan B-1 and Term Loan B-2 principal payments due within eight quarters of such prepayment, then on a pro rata basis to reduce the other principal payments due prior to the maturity date, and then to reduce the principal payments due on the maturity date. As a result of excess cash flow during 2012, we made a mandatory prepayment of approximately $33.8 million in the first quarter of 2013. Further, in connection with certain repricing transactions, if any occur prior to October 22, 2013, in the case of the Term Loan B-1, or December 20, 2013, in the case of the Term Loan B-2, Quintiles Transnational will be required to pay a premium equal to 1% of the aggregate amount of any Term Loan B-1 or Term Loan B-2 prepayment, as applicable, or 1% of the aggregate outstanding amount of the Term Loan B-1 or Term Loan B-2, as applicable, immediately prior to such repricing transaction. Voluntary prepayments are permitted, in whole or in part, subject to minimum prepayment requirements.

The Term Loan B-1 bears interest at a rate based upon either a base rate (the highest of (a) the Federal Funds Rate plus  1/2 of 1%, (b) the prime rate or (c) the greater of a Eurodollar Rate (LIBOR) or 1.25% plus 1.00%) or the greater of the Eurodollar Rate or 1.25%, at Quintiles Transnational’s option, plus applicable margins of 2.25% for the base rate or 3.25% for the Eurodollar Rate. At December 31, 2012, the interest rate on the Term Loan B-1 was 4.5% and the weighted average interest rate was 4.5% for the year then ended.

The Term Loan B-2 bears interest at a rate based upon either the base rate or the greater of the Eurodollar Rate or 1.25%, at Quintiles Transnational’s option, plus applicable margins of 2.00% - 2.25% for base rate loans and 3.00% - 3.25% for Eurodollar Rate loans, or 1.75 - 2.25% for base rate loans and 2.75% - 3.25% for Eurodollar Rate loans following a qualified IPO that results in gross proceeds of at least $500.0 million, based on Quintiles Transnational’s total company leverage ratio as of the end of each fiscal quarter of Quintiles Transnational’s fiscal year, provided that, regardless of the total company leverage ratio, the applicable margins of 2.25% for base rate loans and 3.25% for Eurodollar Rate loans will apply through March 31, 2013. At December 31, 2012, the interest rate on the Term Loan B-2 was 4.5% and the weighted average interest rate was 4.5% for the year then ended.

The Term Loan B, which was not outstanding at December 31, 2012, bore interest at a rate based upon either the base rate or the greater of the Eurodollar Rate or 1.25%, at Quintiles Transnational’s option, plus applicable margins of 2.75% for the base rate or 3.75% for the Eurodollar Rate.

The $300.0 million first lien revolving credit facility is available for general corporate purposes. A maximum of $35.0 million of the first lien revolving credit facility is available for letters of credit, a maximum of $25.0 million is available for swingline loans, and a maximum of $75.0 million is available for certain foreign currency borrowings. As of December 31, 2012, there was no balance drawn for revolving loans, none was being utilized for letters of credit, and all $300.0 million available at that time was unused and available.

Borrowings under the first lien revolving credit facility bear interest at a rate based upon either the base rate or the Eurodollar Rate, at Quintiles Transnational’s option, plus applicable margins. The applicable margin is 1.50% - 1.75% for base rate loans and 2.50% - 2.75% for Eurodollar Rate loans, based on Quintiles Transnational’s total leverage ratio as of the end of each fiscal quarter of Quintiles Transnational’s fiscal year.

The obligations under the credit agreement are guaranteed by all of Quintiles Transnational’s existing and future direct and indirect subsidiaries that are organized in the United States (subject to certain exceptions in the case of unrestricted subsidiaries and any restricted subsidiaries that are excluded subsidiaries because they are disregarded for United States federal income tax purposes and have no material assets other than equity interests of non-United States subsidiaries). The loans are secured by a first-priority perfected security interest in substantially all of Quintiles Transnational’s assets and assets of Quintiles Transnational’s direct and indirect United States restricted subsidiaries (other than any excluded subsidiaries), in each case, now owned or later acquired, including a pledge of all equity interests and notes owned by Quintiles Transnational and Quintiles Transnational’s United States restricted subsidiaries (other than any excluded subsidiaries); provided that only 65% of the voting equity interests of Quintiles Transnational and Quintiles Transnational’s United States restricted subsidiaries’ (other than any excluded subsidiaries’) “first-tier” non-United States subsidiaries is required to be pledged in respect of the obligations under the credit agreement.

The credit agreement contains certain customary covenants that (subject to significant exceptions) restrict Quintiles Transnational’s and its subsidiaries’ (other than certain unrestricted subsidiaries) ability to:

•	incur liens;

•	engage in acquisitions, loans and other investments;

•	incur additional indebtedness;

•	merge, dissolve, liquidate or consolidate with or into other persons;

•	sell or otherwise dispose of assets;

•	declare dividends, including to Quintiles Holdings, and make other restricted payments;

•	engage in businesses that are not related to Quintiles Transnational’s and its restricted subsidiaries’ existing business;

•	transact with affiliates;

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enter into agreements that restrict its subsidiaries from paying intercompany dividends or completing intercompany property transfers or that restrict the ability to create liens in favor of Quintiles Transnational’s lenders;

•	amend or otherwise modify organizational documents or terms and conditions of junior financing documents, if any;

•	change the fiscal year of Quintiles Transnational;

•	prepay, redeem or purchase junior financing, if any;

•	designate any other indebtedness as “designated senior indebtedness” or “senior secured financing”; and

•	engage in sale and leaseback transactions.

The credit agreement also contains one financial covenant, which is a total leverage ratio financial covenant that provides for a maximum ratio of consolidated debt, as defined in the credit agreement, to consolidated EBITDA, as defined in the credit agreement, for any period of four consecutive fiscal quarters, measured as of the end of such period, of 5.50 to 1.00 during 2013, 5.25 to 1.00 during 2014, 5.00 to 1.00 during 2015, and 4.75 to 1.00 during 2016 and thereafter, and applies at any time Quintiles Transnational makes a revolving loan borrowing, a swingline loan borrowing or issues a letter of credit, and for so long as any revolving loan, swingline loan, unreimbursed drawing under any letter of credit or undrawn letter of credit remains outstanding.

Among the exceptions to these covenants, provided that no default under the credit agreement is continuing or would result therefrom, is that Quintiles Transnational may pay dividends to Quintiles Holdings using the cumulative amount, as defined in the credit agreement, which may build over time, subject to certain exceptions and qualifications, from Quintiles Transnational’s cumulative consolidated net income, as defined in the credit agreement, from certain proceeds actually received by Quintiles Transnational as cash common equity from the sale or issuance of capital stock and certain other equity interests by Quintiles Transnational or any parent thereof, and from certain dividends, distributions or returns received from certain unrestricted subsidiaries or investments, if any; provided, that the cumulative consolidated net income is not available to pay dividends if Quintiles Transnational’s total leverage ratio exceeds 5.50 to 1.0 for the most recently ended testing period. In addition, following the first public offering of Quintiles Holdings common stock (other than public offerings registered on Form S-4 or Form S-8), provided that no default under the credit agreement is continuing or would result therefrom, Quintiles Transnational will be permitted to pay dividends to Quintiles Holdings of up to 6% per annum of the net cash proceeds contributed to Quintiles Transnational from such public offering, to the extent that the cumulative amount, after reduction by an amount equal to the amount of such dividend, will not be negative.

We believe that we are currently in compliance with all covenants or other requirements set forth in the credit agreement.

The credit agreement contains events of default, which are subject to customary grace periods and exceptions, as defined therein, but are not limited to:

•	failure to pay principal or interest when due;

•	material breach of any representation or warranty;

•	covenant defaults;

•	events of bankruptcy; and

•	a change of control.

This description does not purport to be complete and is qualified, in its entirety, by reference to the credit agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Holdings Term Loan

In February 2012, Quintiles Holdings executed a term loan facility with a syndicate of banks to provide the Holdings Term Loan, pursuant to which we borrowed an aggregate principal amount of $300.0 million due February 26, 2017. The Holdings Term Loan was issued with an original issue discount of approximately $6.1 million, or approximately 2.0%, which will be accreted as a component of interest expense using the effective interest method over the term of the Holdings Term Loan.

Quintiles Holdings is required to make mandatory principal prepayments equal to 100% of the net cash proceeds of asset sales and dispositions, and issuances of certain debt obligations, each subject to certain exceptions described in the credit agreement governing the Holdings Term Loan. Quintiles Holdings also is required to offer to prepay all or any lender’s term loans at a prepayment price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, upon the occurrence of a change of control. Voluntary prepayments are permitted, in whole or in part, subject to minimum prepayment requirements and a prepayment premium equal to (1) 2% of the prepaid amount, if the prepayment is made on or prior to the third anniversary of the closing date, and (2) 1% of the prepaid amount, if the prepayment is made after the third anniversary of the closing date but on or prior to the fourth anniversary of the closing date.

Interest on the Holdings Term Loan is payable quarterly and Quintiles Holdings is required to pay interest on the Holdings Term Loan entirely in cash unless certain conditions are satisfied in which case Quintiles Holdings is entitled to pay all or a portion of the interest for such interest period by increasing the principal amount of the Holdings Term Loan, such increase being referred to as paid-in-kind interest or PIK Interest. The conditions to paying PIK Interest relate primarily to the amount of cash that Quintiles Holdings has available to make a cash interest payment, including the amount of cash that its wholly owned subsidiary, Quintiles Transnational, is permitted to make available to Quintiles Holdings under the terms of its credit facility, and also require that Quintiles Holdings has not paid certain dividends or made certain debt repayments during the one year period ending on the applicable interest payment date. The dividend that we paid to shareholders in the fourth quarter of 2012 requires us to pay interest on the Holdings Term Loan entirely in cash through each interest payment date that occurs during the one year period following payment of the dividend. Cash interest on the Holdings Term

Loan accrues at the rate of 7.50% per year, and PIK Interest on the Holdings Term Loan accrues at the rate of 8.25% per year. No principal payments are due until maturity on February 26, 2017. The Holdings Term Loan is secured by a lien on 100% of the equity interests of Quintiles Transnational and is required to be guaranteed by any existing or future subsidiary that guarantees any indebtedness of Quintiles Holdings (subject to certain exceptions in the case of unrestricted subsidiaries). We capitalized approximately $6.0 million of debt issuance costs related to this transaction. We used the proceeds from the Holdings Term Loan, together with cash on hand to (1) pay a dividend to shareholders totaling approximately $326.1 million, (2) pay a bonus to certain option holders totaling approximately $8.9 million and (3) pay related expenses.

The credit agreement governing the Holdings Term Loan contains certain customary covenants that (subject to significant exceptions) restrict Quintiles Holdings’ and its subsidiaries’ (other than certain unrestricted subsidiaries) ability to, among other things:

•	incur liens (applies only to Quintiles Holdings and not to its restricted subsidiaries);

•	engage in acquisitions, loans and other investments;

•	incur additional indebtedness;

•	merge, dissolve, liquidate or consolidate with or into other persons;

•	sell or otherwise dispose of assets;

•	declare dividends and make other restricted payments;

•	engage in businesses that are not related to Quintiles Holdings’ and its restricted subsidiaries’ existing business;

•	transact with affiliates;

•	enter into agreements that restrict its subsidiaries from paying intercompany dividends or completing intercompany property transfers; and

•	prepay, redeem or purchase junior financing, if any (applies only to Quintiles Holdings and not to its restricted subsidiaries).

Among the exceptions to these covenants, provided that no default under the credit agreement is continuing or would result therefrom, is that Quintiles Holdings may pay dividends using the cumulative amount, as defined in the credit agreement, which may build over time, subject to certain exceptions and qualifications, from Quintiles Holdings’ cumulative consolidated net income, as defined in the credit agreement, from certain proceeds actually received by Quintiles Holdings as cash common equity from the sale or issuance of capital stock and certain other equity interests by Quintiles Holdings, and from certain dividends, distributions or returns received from certain unrestricted subsidiaries or investments, if any; provided, that, the cumulative consolidated net income is not available to pay dividends if Quintiles Holdings’ total leverage ratio exceeds 6.0 to 1.0 for the most recently ended testing period. In addition, following the first public offering of Quintiles Holdings common stock (other than public offerings registered on Form S-4 or Form S-8), provided that no default under the credit agreement is continuing or would result therefrom, Quintiles Holdings will be permitted to pay dividends of up to 6% per annum of the net cash proceeds received by Quintiles Holdings from such public offering, to the extent that the cumulative amount, after reduction by an amount equal to the amount of such dividend, will not be negative.

We believe that we are currently in compliance with all covenants or other requirements set forth in the credit agreement.

The credit agreement contains events of default, which are subject to customary grace periods and exceptions, as defined therein, but are not limited to:

•	failure to pay principal or interest when due;

•	material breach of any representation or warranty;

•	covenant defaults; and

•	events of bankruptcy.

This description does not purport to be complete and is qualified, in its entirety, by reference to the credit agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Interest Rate Swaps

As part of our overall financial risk management, we have entered into interest rate swap agreements which are intended to convert variable interest rates to fixed interest rates on a portion of our long-term debt portfolio.

On June 9, 2011, we entered into six interest rate swaps effective September 28, 2012 and expiring between September 30, 2013 and March 31, 2016 in an effort to limit our exposure to changes in the variable interest rate on our senior secured credit facilities. At December 31, 2012, the interest rate swaps would have effectively converted approximately 45.5% or $975.0 million of our borrowings under our variable rate secured credit facilities to a fixed rate of approximately 2.53% plus the applicable margin of 3.25%. The critical terms of the interest rate swaps were substantially the same as those of our senior secured credit facilities, including quarterly interest settlements. These interest rate swaps are being accounted for as cash flow hedges, as these transactions were entered into to hedge certain of our interest payments beginning after September 28, 2012. As such, the effective portion of the gains or losses on the derivative instruments is recorded as unrealized gains (losses) in comprehensive income. We include the impact from these hedges in the same line item as the hedged item on the consolidated statements of cash flows. These hedges are deemed to be highly effective. As of December 31, 2012 and 2011, we had recorded gross unrealized losses of approximately $34.0 million and $24.5 million, respectively, related to interest rate swaps which are included in other current liabilities on the consolidated balance sheet. We do not expect to recognize any of the unrealized losses in our income during 2013.

Future Maturities

A summary of the future maturities of our long-term debt at December 31, 2012 is included in the following table. The amounts presented exclude any potential mandatory prepayment amounts or redemption amounts as the amounts and the timing thereof cannot be reasonably estimated.

Contractual maturities of long-term debt at December 31, 2012 are as follows (in thousands):

2013	$55,594
2014	21,756
2015	21,750
2016	21,750
2017	321,750
Thereafter	2,002,006

Total	$2,444,606

The amounts presented above do not take into account any use of net proceeds of this offering to repay amounts owed under the Holdings Term Loan. See “Capitalization” for information on the impact of this offering on our capitalization.

DESCRIPTION OF CAPITAL STOCK

The following are descriptions of our capital stock and material provisions of our amended and restated articles of incorporation and amended and restated bylaws as each is anticipated to be in effect upon the pricing of this offering. These descriptions are summaries and are qualified by reference to our amended and restated articles of incorporation and amended and restated bylaws, as well as the Shareholders Agreement, as supplemented and amended, which includes certain other provisions that materially impact the rights of our shareholders, including voting provisions and transfer restrictions. We have filed copies of these documents with the SEC as exhibits to the registration statement of which this prospectus forms a part. The description of the capital stock reflects changes to our capital structure that will be in effect upon completion of this offering.

Authorized Capital

Our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated. As of March 31, 2013, we had 115,790,390 shares of common stock outstanding and 140 shareholders of record.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote for each share held, and are entitled to vote together as a class, on all matters submitted to a vote of shareholders. Except for the election of directors, if a quorum is present, action on a matter is approved if the votes cast favoring the action exceed the votes cast against the action, unless the vote of a greater number is required by the North Carolina Business Corporation Act, or the NCBCA, our amended and restated articles of incorporation or our amended and restated bylaws. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected. Our common shareholders do not have cumulative voting rights.

Dividend Rights

Under the NCBCA, a corporation may not make any distribution (including dividends, whether in cash or other property, and redemptions or repurchases of its shares) if the distribution would result in either (1) the corporation being unable to pay its debts when they become due or (2) the corporation’s assets being less than the sum of its liabilities plus any preferential liquidation rights of shareholders. For purposes of making this determination, the NCBCA permits a corporation’s board of directors to determine asset values based either on book values or on a fair valuation or other method that is reasonable in the circumstances. Holders of common stock are entitled to receive proportionately any dividends when and as declared by our Board, subject to any preferential dividend rights of outstanding preferred stock, based on the number of shares of common stock then held of record by such holder.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive proportionately all assets available for distribution to shareholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Our outstanding shares are not subject to any redemption or sinking fund provisions, nor are they convertible into any other shares of our capital stock. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our amended and restated articles of incorporation grant broad authority to our Board to determine the designations, preferences, relative rights and powers, including voting powers (or qualifications, limitations or restrictions thereof), of classes or series of such preferred stock without shareholder approval. Our authorized preferred stock is available for issuance from time to time in one or more series at the discretion of our Board without shareholder approval. Our Board has the authority to prescribe for each series of preferred stock (1) the number of shares in that series, (2) the consideration for such shares in that series and (3) the designations, preferences, relative rights and powers, including voting powers, full or limited, or no voting power, of the shares in that series, or the qualifications, limitations or restrictions of the shares in that series.

Anti-Takeover Effects of Our Shareholders Agreement and Articles of Incorporation and Bylaws to Be in Effect Following This Offering

Our amended and restated articles of incorporation and amended and restated bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of our company. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to negotiate first with our Board. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire our company.

Authorized but Unissued Stock

Our amended and restated articles of incorporation will authorize the issuance of a significant number of shares of common stock and preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our Board to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control of our company. This possibility may encourage persons seeking to acquire control of our company to negotiate first with our Board.

Our authorized but unissued shares of preferred stock could also have anti-takeover effects. Under certain circumstances, any or all of the preferred stock could be used as a method of discouraging, delaying or preventing a change in control or management of our company. For example, our Board could designate and issue a series of preferred stock in an amount that sufficiently increases the number of outstanding shares to overcome a vote by the holders of common stock, or with rights and preferences that include special voting rights to veto a change in control. The preferred stock could also be used in connection with the issuance of a shareholder rights plan, sometimes referred to as a “poison pill.” Our Board is able to implement a shareholder rights plan without further action by our shareholders.

Use of our preferred stock in the foregoing manner could delay or frustrate a merger, tender offer or proxy contest, the removal of incumbent directors or the assumption of control by shareholders, even if these actions would be beneficial to our shareholders. In addition, the existence of authorized but unissued shares of preferred stock could discourage bids for our company even if such bid represents a premium over our then-existing trading price.

No Written Consent of Shareholders

Our amended and restated articles of incorporation will provide that shareholders may not act by written consent. As a result, any shareholder actions will be required to be taken at a duly called meeting of shareholders, which may make it more difficult for a potential acquirer to accomplish its objectives.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our amended and restated bylaws will provide for advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board or pursuant to the Shareholders Agreement. Pursuant to these provisions, to be timely, a shareholder’s notice must meet certain requirements with respect to its content and be received at our principal executive offices, addressed to the secretary of our company, within the following time periods:

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In the case of an annual meeting, not earlier than the close of business on the 120th calendar day nor later than the close of business on the 90th calendar day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, to be timely, the shareholder notice must be received not earlier than the close of business on the later of the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which public announcement of the date of such meeting is first made; and

•

In the case of a nomination of a person or persons for the election to the Board at a special meeting of the shareholders called for the purpose of electing directors, not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting.

These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

Cumulative voting allows a shareholder to vote a portion or all of its shares for one or more candidates for seats on our Board. Without cumulative voting, a minority shareholder may not be able to gain as many seats on our Board as the shareholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority shareholder to gain a seat on our Board to influence our Board’s decision regarding a takeover. Under North Carolina law, by virtue of our date of incorporation and the fact that our amended and restated articles of incorporation do not give our shareholders the right to cumulate their votes, our shareholders are not entitled to cumulate their votes.

Shareholder Approval of Certain Business Combinations

North Carolina has two primary anti-takeover statutes, the Shareholder Protection Act and the Control Share Acquisition Act, which govern the shareholder approval required for certain business combinations. As permitted by North Carolina law, we have opted out of both these provisions. Accordingly, we are not subject to any anti-takeover effects of the North Carolina Shareholder Protection Act or Control Share Acquisition Act. Our amended and restated articles of incorporation will, however, incorporate a provision substantially identical to Section 203 of the Delaware General Corporation Law, an antitakeover law applicable to Delaware corporations. In general, this provision will prohibit us from engaging in a business combination, such as a merger, with a person or group owning 15% or more of our voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. In addition, our amended and restated articles of incorporation will provide that the parties to the Shareholders

Agreement will not be deemed to be “interested shareholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Election and Removal of Directors; Filling Vacancies

Our amended and restated articles, our amended and restated bylaws and the Shareholders Agreement, as supplemented and amended, contain (or will contain) provisions that establish specific procedures for nominating, electing and removing members of our Board. The parties to the supplement of the Shareholders Agreement have agreed to vote their respective shares in favor of the nominees to our Board specified therein. See “Management—Board of Directors” for more information regarding the voting requirements applicable to our shares.

Subject to the Shareholders Agreement, as supplemented and amended, vacancies and newly created directorships on our Board may be filled only by a majority of the directors then serving on the Board. The Shareholders Agreement provides that a vacancy created by the death, disability, retirement or removal of a director nominated pursuant to its terms may be filled only by the party to the Shareholders Agreement that nominated such director. Upon the request of the party that nominated a director, the parties to the Shareholder Agreement have agreed to vote for the removal of such director. Parties to the supplement to the Shareholders Agreement have also agreed to vote for the removal of the Board Nominee, if necessary, if the authorization contained in the supplement is terminated. Our amended and restated articles of incorporation will provide that, except as otherwise provided in the Shareholders Agreement, once the parties to the Shareholders Agreement cease to collectively own a majority of our outstanding shares, directors may only be removed for cause and by the holders of 75% of our total outstanding stock.

As a practical matter, the nomination and voting requirements of the Shareholders Agreement, as supplemented and amended, will make it exceedingly difficult for a potential acquirer to replace our directors through a proxy contest.

Additionally, our restated articles of incorporation will divide our Board into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of shareholders, with the other classes continuing for the remainder of their respective three-year terms. The classification of our Board and provisions described above may have the effect of delaying or preventing changes in our control or management.

Amendment of Bylaws

Our amended and restated bylaws may be altered, amended or repealed, or new bylaws may be adopted, by (1) a majority of the members of our Board or (2) the holders of a majority of our total outstanding shares entitled to vote, provided in the case of any special meeting of shareholders or directors, that the notice of such meeting must have stated that the amendment of our amended and restated bylaws was one of the purposes of the meeting. Our amended and restated bylaws may not be amended in any manner inconsistent with the Shareholders Agreement.

Following completion of this offering, once the parties to the Shareholders Agreement cease to collectively own a majority of our outstanding shares, our amended and restated bylaws may be altered, amended or repealed, or new bylaws may be adopted, by (1) a majority of the members of our Board or (2) the holders of 75% of our total outstanding shares entitled to vote, provided in the case of any special meeting of shareholders or directors, that the notice of such meeting must have stated that the amendment of our amended and restated bylaws was one of the purposes of the meeting. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our amended and restated bylaws.

Amendment of Articles of Incorporation

Except as provided under North Carolina law and as discussed below, amendments to our amended and restated articles of incorporation must be proposed by the Board and approved by holders of a majority of our total outstanding shares entitled to vote.

Once the parties to the Shareholders Agreement cease to collectively own a majority of our outstanding shares, shareholder amendments to certain provisions of our amended and restated articles of incorporation, such as the classified board provision, require the approval of the holders of 75% of our total outstanding shares entitled to vote, provided in the case of any special meeting of shareholders, that the notice of such meeting must have stated that the amendment of our amended and restated articles of incorporation was one of the purposes of the meeting. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our amended and restated articles of incorporation.

Power to Call Special Meetings of Shareholders

Our amended and restated articles of incorporation will permit a special meeting of shareholders to be called by (1) a majority of the members of the Board; (2) the Chairman or Chief Executive Officer; or (3) for so long as the parties to the Shareholders Agreement collectively own a majority of our outstanding shares, by (a) any director nominated by Dr. Gillings, Bain Capital, TPG or 3i or (b) the holders of a majority of the outstanding shares of our common stock. These provisions may make a change in control of our business more difficult by delaying shareholder actions to elect directors until the next annual shareholder meeting.

Corporate Opportunities

Our amended and restated articles of incorporation will provide that we renounce any interest or expectancy in the business opportunities of the Sponsors (other than Temasek) and their affiliates (other than our company and our subsidiaries) and all of their respective partners, principals, directors, officers, members, managers, managing directors and/or employees, and each such person will have no obligation to offer us those opportunities. This provision will apply to a Sponsor (and affiliated parties) only for so long as a nominee to our Board designated by the Sponsor under the Shareholders Agreement continues to serve on the Board. Shareholders will be deemed to have notice of and consented to this provision of our amended and restated articles of incorporation.

Limitations on Directors’ Liability and Indemnification

Sections 55-8-50 through 55-8-58 of the NCBCA permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (1) conducted himself in good faith, (2) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interests of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation’s best interests, and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director, officer, employee or agent has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director, officer, employee or agent under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the person was adjudged liable to the corporation or in connection with a proceeding in which a person was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the NCBCA permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation.

Further, Sections 55-8-52 and 55-8-56 of the NCBCA require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification.

Finally, Section 55-8-57 of the NCBCA provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the NCBCA to indemnify such party.

As permitted by the NCBCA, our amended and restated articles of incorporation limit the personal liability of directors for monetary damages for breaches of duty as a director provided that such limitation will not apply to (1) acts or omissions not made in good faith that the director at the time of the breach knew or believed were in conflict with our best interests, (2) any liability for unlawful distributions under Section 55-8-33 of the NCBCA, (3) any transaction from which the director derived an improper personal benefit, or (4) acts or omissions occurring prior to the date the provision became effective. The term “improper personal benefit” does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his or her services as one of our directors, officers, employees, independent contractors, attorneys or consultants. In the event that North Carolina law is amended to permit further limitation or elimination of the personal liability of a director, the personal liability of our directors will be limited or eliminated to the fullest extent permitted by the applicable law.

Our amended and restated bylaws will require us to indemnify our directors and officers, and permit us to indemnify our employees and agents, to the fullest extent permitted under the NCBCA. Accordingly, we will be permitted to indemnify our directors, officers, employees and agents in accordance with either the statutory or the non-statutory standards. From time to time, we may enter into indemnification agreements with certain of our directors, officers, employees and agents, and, in connection with this offering, we expect to enter into indemnification agreements with certain of our directors. We will also be required to advance certain expenses (including attorneys’ fees) to our directors and officers and permitted to advance expenses to our employees and agents. We currently maintain directors’ and officers’ insurance policies covering our directors and officers, as permitted in our amended and restated bylaws and required under the indemnification agreements we expect to enter into upon completion of this offering.

We believe that our amended and restated articles of incorporation, amended and restated bylaws, indemnification agreements and insurance are necessary to attract and retain qualified persons to serve as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation, amended and restated bylaws, and indemnification agreements may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and other shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by these indemnification provisions.

At present, we are not aware of any pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (212) 936-5100.

Stock Exchange

We have applied to list our common stock on the NYSE under the symbol “Q.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the market price of our common stock prevailing from time to time and could impair our ability to raise capital through sales of our equity securities in the future.

Upon the closing of this offering, we will have outstanding 129,606,179 shares of common stock assuming 115,790,390 shares outstanding as of March 31, 2013 and that there are no exercises of stock options.

Of the shares that will be outstanding immediately after the closing of this offering, the shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares that are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. The remaining outstanding shares of common stock are “restricted securities” as that term is defined under Rule 144 of the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which we summarize below. Substantially all of these restricted securities will be subject to the 180 day lock-up period described below.

Taking into account the lock-up agreements described below, and assuming Morgan Stanley & Co. LLC, Barclays Capital Inc. and J.P. Morgan Securities LLC do not release shareholders from these agreements, the following shares will be eligible for sale in the public market at the following times, subject to the provisions of Rule 144 and Rule 701:

Date Available for Resale	Shares Eligible For Sale	Comment
On the date of this offering	94,547	Shares eligible for sale under Rule 144 and Rule 701

180 days after the date of this offering, subject to certain exceptions and automatic extensions as described below and under “Underwriting”	106,814,263	Lock-up released, shares eligible for sale under Rule 144 (subject, in some instances, to volume limitations) and Rule 701 assuming the underwriters exercise in full their option to purchase additional shares

Rule 144.    In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus a person who is not deemed to be our affiliate for purposes of the Securities Act or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144. In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding which will equal approximately                  shares immediately after this offering and (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701.    In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-up Agreements.    We, all of our directors and executive officers, and substantially all of our shareholders and vested optionholders have agreed with the underwriters that, subject to certain exceptions, without the prior written consent of our underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, subject to exceptions specified in the lock-up agreements, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for or exercisable for our common stock, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable for our common stock. Further, we and each such person have agreed that, during this period, they will not make any demand for, or exercise any right with respect to, the registration of our common stock or warrants or other rights to purchase the common stock. Please see “Underwriting” for additional information regarding these lock-up arrangements.

Registration Rights.    Upon the closing of this offering, the holders of an aggregate of  91,745,762 shares of our common stock (or 90,622,703 shares if the underwriters exercise in full their option to purchase additional shares) will have the right to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. Please see “Certain Relationships and Related Person Transactions—Registration Rights Agreement” for additional information regarding these registration rights.

Registration on Form S-8.     As of March 31, 2013, we had outstanding options to purchase 11,079,690 shares of common stock, of which options to purchase 6,164,158 shares were vested. Furthermore, we have conditionally granted options to purchase 2,050,500 shares effective immediately following the pricing of this offering with an exercise price equal to the initial public offering price. Of these grants our directors and named executive officers will receive options to purchase 450,000 shares under our 2013 Plan. See “Compensation Discussion and Analysis—Changes to Compensation Post-IPO.” Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and options and other awards issuable pursuant to our stock incentive plans. Please see “Executive Compensation— Equity Awards Outstanding under Our Stock Incentive Plans” for additional information regarding these plans. This registration statement, which will cover approximately 23 million shares, will become effective immediately upon filing. Shares of our common stock registered under the registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX

CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following is a summary of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock purchased in this offering that is held as a capital asset by a non-United States holder.

Except as modified for estate tax purposes, a “non-United States holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes);

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code and applicable United States Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-United States holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income or estate tax consequences applicable to you if you are subject to special treatment under the United States federal income or estate tax laws (including if you are a financial institution, United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” person subject to the alternative minimum tax, dealer in securities, broker, person who has acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, or a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity)). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

We have not and will not seek any rulings from the Internal Revenue Service, or IRS, regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of shares of our common stock that are different from those discussed below.

If any entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction, in light of your particular circumstances.

Dividends

If we make distributions on our common stock, those payments will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock (determined on a share by share basis), but not below zero, and then will be treated as gain from the sale of stock.

In the event that we pay dividends on our common stock, the dividends paid to a non-United States holder generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, on the gross amount of the dividends paid. However, dividends that are effectively connected with the conduct of a trade or business by the non-United States holder within the United States generally are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to United States federal income tax on a net income basis in the same manner as if the non-United States holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise). A foreign corporation may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends.

A non-United States holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends generally will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-United States holders that are pass-through entities rather than corporations or individuals.

A non-United States holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Any gain realized by a non-United States holder on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-United States holder in the United States;

•	the non-United States holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-United States holder held our common stock.

In the case of a non-United States holder described in the first bullet point immediately above, the gain will be subject to United States federal income tax on a net income basis generally in the same manner as if the non-United States holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-United States holder that is a foreign corporation may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits attributable to such gain (or at such lower rate as may be specified by an applicable income tax treaty). In the case of an individual non-United States holder described in the second bullet point immediately above, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by United States source capital losses, will be subject to a flat 30% tax even though the individual is not considered a resident of the United States under the Code.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. If, however, we are or become a “United States real property holding corporation,” so long as our common stock is regularly traded on an established securities market, only a non-United States holder who actually or constructively holds or held (at any time during the shorter of the five year period ending on the date of disposition or the non-United States holder’s holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock as a result of our being a United States real property holding corporation. You should consult your own advisor about the consequences that could result if we are, or become, a “United States real property holding corporation.”

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-United States holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-United States holder resides under the provisions of an applicable income tax treaty or agreement.

A non-United States holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-United States holder (and the payer does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-United States holder (and the payer does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

The relevant withholding agent will generally be required to withhold 30% of any payment of dividends after December 31, 2013, and 30% of any payment of gross proceeds of a sale or other disposition of our common stock occurring after December 31, 2016, where such payment is made to (1) a foreign financial institution (whether holding stock for its own account or on behalf of its account holders/investors) unless such foreign financial institution agrees to verify, report and disclose its United States account holders and meets certain other specified requirements or (2) a non-financial foreign entity that is the beneficial owner of the payment (or who holds stock on behalf of another non-financial foreign entity that is the beneficial owner) unless the beneficial owner certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and meets certain other specified requirements. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in our common stock.

Federal Estate Tax

Our common stock that is owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be included in such individual’s gross estate for United States federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to United States federal estate tax.

UNDERWRITING

The underwriters named below, for whom Morgan Stanley & Co. LLC, Barclays Capital Inc. and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to each underwriter’s name in the following table:

Name	Number of Shares
Morgan Stanley & Co. LLC
Barclays Capital Inc.
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
Robert W. Baird & Co. Incorporated
Jefferies LLC
William Blair & Company, L.L.C.
Guggenheim Securities, LLC
Piper Jaffray & Co.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
UBS Securities LLC

Total	19,736,842

The underwriters are committed to purchase all the shares of common stock offered if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Pursuant to the underwriting agreement, the underwriters have an option to buy up to 2,960,526 additional shares of common stock from the selling shareholders. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling shareholders per share of common stock. The underwriting discounts and commissions are $             per share. The following table shows the per share and total underwriting discounts and commissions assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per share		Total
	Without option exercise	With full option exercise	Without option exercise	With full option exercise
Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by the selling shareholders	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $6.3 million, which includes an amount not to exceed $50,000 that we have agreed to reimburse the underwriters for certain expenses incurred by them in connection with this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, subject to certain exceptions, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any other securities convertible into or exercisable or exchangeable for shares of common stock, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock (regardless of whether any such transactions described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of Morgan Stanley & Co. LLC, Barclays Capital Inc., and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers and substantially all of our shareholders and vested option holders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, with limited exceptions, may not, without the prior written consent of Morgan Stanley & Co. LLC, Barclays Capital Inc., and J.P. Morgan Securities LLC, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by such directors, executive officers, and selling shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities (regardless of whether any of these transactions described in clause (i) or (ii) above are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise) or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable for our common stock.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Morgan Stanley & Co. LLC, Barclays Capital Inc., and J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with appropriate notice. When determining whether or not to release common stock and other securities from lock-up agreements, Morgan Stanley & Co. LLC, Barclays Capital Inc., and J.P. Morgan Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

We, the selling shareholders and the underwriters have agreed to severally indemnify each other against certain liabilities, including liabilities under the Securities Act.

We have applied to have our common stock approved for listing on the NYSE under the symbol “Q.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares from the selling shareholders, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us, the selling shareholders and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that our common stock will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided us and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, is the administrative agent for the lenders under our term loan facility and senior secured credit facilities, and all the underwriters in this offering or affiliates thereof, except Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Robert W. Baird & Co. Incorporated, Jefferies LLC, William Blair & Company, L.L.C., Guggenheim Securities, LLC and Piper Jaffray & Co. or affiliates thereof, are lenders under one or more of the facilities. Barclays Capital Inc. is syndication agent for the senior secured credit facilities, and Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. LLC, and Barclays Capital Inc. are syndication agents for the term loan facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive, which we refer to as Qualified Investors, that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, which we refer to as the Order, or (ii) high net worth entities, falling within Article 49(2)(a) to (d) of the Order, and (iii) any other person to whom it may lawfully be communicated pursuant to the Order, all such persons which we refer to together as relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any investment activity to which this prospectus relates will only be available to, and will only be engaged with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

All applicable provisions of the Financial Services and Markets Act 2000 (as amended) must be complied with in respect to anything done by any person in relation to our common stock in, from or otherwise involving the United Kingdom.

Switzerland

The shares of common stock are not being offered to the public in Switzerland. Therefore, this document constitutes neither a public offer in Switzerland nor a prospectus in accordance with applicable legislation in Switzerland and may not be issued, distributed or published in Switzerland in a manner which would be deemed to constitute a public offer of the shares of common stock in Switzerland.

Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document, any Shares other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Shares which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law, as amended (the “FIEL”). Each underwriter has represented and agreed that the Shares which it purchases will be purchased by it as principal and that, in connection with the offering, it will not, directly or indirectly, offer or sell any Shares in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or entity organized under the laws of Japan) or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements under the FIEL and otherwise in compliance with such law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, no person may offer or sell such Shares or cause such Shares to be made the subject of an invitation for subscription or purchase, or circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Shares, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or (iii) to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., Raleigh, North Carolina, and by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by White & Case LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, NE, Room 1580, Washington, D.C. 20549, on official business days during the hours of 10:00 a.m. to 3:00 p.m. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of

Quintiles Transnational Holdings Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Quintiles Transnational Holdings Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina

February 15, 2013

QUINTILES TRANSNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2012	2011	2010
	(in thousands, except per share data)
Service revenues	$3,692,298	$3,294,966	$3,060,950
Reimbursed expenses	1,173,215	1,032,782	863,070

Total revenues	4,865,513	4,327,748	3,924,020
Costs, expenses and other:
Costs of revenues	3,632,582	3,185,787	2,804,837
Selling, general and administrative	817,755	762,299	698,406
Restructuring costs	18,741	22,116	22,928
Impairment charges	—	12,295	2,844

Income from operations	396,435	345,251	395,005
Interest income	(3,067)	(3,939)	(3,799)
Interest expense	134,371	109,065	141,430
Loss on extinguishment of debt	1,275	46,377	—
Other (income) expense, net	(3,572)	9,073	15,647

Income before income taxes and equity in earnings of unconsolidated affiliates	267,428	184,675	241,727
Income tax expense	93,364	15,105	77,582

Income before equity in earnings of unconsolidated affiliates	174,064	169,570	164,145
Equity in earnings of unconsolidated affiliates	2,567	70,757	1,110

Net income	176,631	240,327	165,255
Net loss (income) attributable to noncontrolling interests	915	1,445	(4,659)

Net income attributable to Quintiles Transnational Holdings Inc.	$177,546	$241,772	$160,596

Earnings per share attributable to common shareholders:
Basic	$1.53	$2.08	$1.38
Diluted	$1.51	$2.05	$1.36
Weighted average common shares outstanding:
Basic	115,710	116,232	116,418
Diluted	117,796	117,936	118,000
Unaudited pro forma net income per share (see Note 24):
Basic	$1.41
Diluted	$1.39
Unaudited pro forma weighted average common shares outstanding (see Note 24):
Basic	125,981
Diluted	128,067

The accompanying notes are an integral part of these consolidated financial statements.

QUINTILES TRANSNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2012	2011	2010
	(in thousands, except per share data)
Net income	$176,631	$240,327	$165,255
Unrealized gains (losses) on marketable equity securities, net of income taxes of $258, ($37) and ($15)	400	(60)	67
Unrealized (losses) gains on derivative instruments, net of income taxes of ($3,559), ($8,906) and $6,962	(5,463)	(14,802)	11,189
Foreign currency adjustments, net of income taxes of $2,964, ($3,851) and ($3,699)	(9,060)	(13,437)	6,930
Defined benefit plan adjustment, net of income taxes of ($1,444), $27 and ($594)	(3,172)	(1,743)	(122)

Reclassification adjustments:
Losses on derivative instruments included in net income, net of income taxes of $480, $4,478 and $220	1,422	7,154	566
Gains on marketable securities included in net income, net of income taxes of ($323)	—	—	(821)
Amortization of prior service costs and losses included in net income, net of income taxes of $446, $553 and $483	723	762	666
Foreign currency adjustment on sale of equity method investment	—	(531)	—

Comprehensive income	161,481	217,670	183,730
Comprehensive loss (income) attributable to noncontrolling interests	889	1,396	(3,908)

Comprehensive income attributable to Quintiles Transnational Holdings Inc.	$162,370	$219,066	$179,822

The accompanying notes are an integral part of these consolidated financial statements.

QUINTILES TRANSNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2012	2011
	(in thousands, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$567,728	$516,299
Restricted cash	2,822	2,998
Trade accounts receivable and unbilled services, net	745,373	691,038
Prepaid expenses	33,354	31,328
Deferred income taxes	69,038	46,708
Income taxes receivable	17,597	25,452
Other current assets and receivables	74,082	51,655

Total current assets	1,509,994	1,365,478

Property and equipment, net	193,999	185,772

Intangibles and other assets:
Investments in debt, equity and other securities	35,951	22,106
Investments in and advances to unconsolidated affiliates	19,148	11,782
Goodwill	302,429	278,041
Other identifiable intangibles, net	272,813	269,413
Deferred income taxes	37,313	78,177
Deposits and other assets	127,506	112,148

	795,160	771,667

Total assets	$2,499,153	$2,322,917

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$84,712	$70,028
Accrued expenses	667,086	616,890
Unearned income	456,587	398,471
Income taxes payable	9,639	47,039
Current portion of long-term debt and obligations held under capital leases	55,710	20,147
Other current liabilities	44,230	39,558

Total current liabilities	1,317,964	1,192,133
Long-term liabilities:
Long-term debt and obligations held under capital leases, less current portion	2,366,268	1,951,708
Deferred income taxes	11,616	9,866
Other liabilities	162,349	138,806

Total liabilities	3,858,197	3,292,513

Commitments and contingencies (Note 1)
Shareholders’ deficit:
Common stock and additional paid-in capital, 150,000 authorized, $0.01 par value, 115,764 and 115,966 shares issued and outstanding at December 31, 2012 and 2011, respectively	4,554	1,160
Accumulated deficit	(1,371,772)	(994,415)
Accumulated other comprehensive income	7,695	22,871

Deficit attributable to Quintiles Transnational Holdings Inc.’s shareholders	(1,359,523)	(970,384)
Equity attributable to noncontrolling interests	479	788

Total shareholders’ deficit	(1,359,044)	(969,596)

Total liabilities and shareholders’ deficit	$2,499,153	$2,322,917

The accompanying notes are an integral part of these consolidated financial statements.

QUINTILES TRANSNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2012	2011	2010
Operating activities:	(in thousands)
Net income	$176,631	$240,327	$165,255
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	98,288	92,004	84,217
Amortization of debt issuance costs and discount	9,237	30,016	9,589
Amortization of commercial rights and royalties assets	—	—	8,977
Share-based compensation	25,926	14,130	17,329
Gain on sale of business, property and equipment, net	(541)	(1,113)	(725)
Impairment of long-lived assets	—	12,150	—
Earnings from unconsolidated affiliates	(2,499)	(70,757)	(1,083)
Loss on investments, net	70	161	589
Provision for (benefit from) deferred income taxes	16,595	(73,216)	(9,005)
Excess income tax benefits on stock option exercises	(465)	(41)	(283)
Change in operating assets and liabilities:
Accounts receivable and unbilled services	(60,255)	(115,748)	2,751
Prepaid expenses and other assets	(27,013)	(22,079)	(11,541)
Accounts payable and accrued expenses	58,345	67,382	38,914
Unearned income	54,502	(52,425)	82,334
Income taxes payable and other liabilities	(13,120)	40,162	(9,158)

Net cash provided by operating activities	335,701	160,953	378,160

Investing activities:
Acquisition of property, equipment and software	(71,336)	(75,679)	(80,236)
Acquisition of businesses, net of cash acquired	(43,197)	(227,115)	—
Proceeds from disposition of property and equipment	2,729	2,976	2,554
Cash paid to terminate interest rate swaps	—	(11,630)	—
Maturities of held-to-maturity securities	—	—	1,931
Purchase of equity securities	(13,204)	(16,054)	(7,056)
Proceeds from sale of equity securities	70	252	11,264
Cash balance divested from deconsolidation of PharmaBio Development Inc.	—	—	(100,357)
Investments in and advances to unconsolidated affiliates, net of payments received	(3,646)	(17,846)	(1,354)
(Payments made for) proceeds from sale of investment in unconsolidated affiliates	(577)	109,140	(163)
Purchase of other investments	(161)	(5,000)	—
Proceeds from other investments	—	48	8,500
Change in restricted cash, net	231	19,152	26,963
Other	(3,142)	(3,082)	(3,480)

Net cash used in investing activities	(132,233)	(224,838)	(141,434)

Financing activities:
Proceeds from issuance of debt	2,441,017	1,980,000	18,847
Payment of debt issuance costs	(9,728)	(18,393)	—
Repayment of debt	(1,995,472)	(1,712,673)	(90,065)
Principal payments on capital lease obligations	(5,407)	(7,206)	(7,182)
Issuance of common stock	3,466	1,114	67
Repurchase of common stock	(13,363)	(14,324)	(9,336)
Repayment of shareholder loans	—	—	35
Excess income tax benefits on stock option exercises	465	41	283
Investment by noncontrolling interest, net	—	454	1,763
Dividends paid to common shareholders	(567,851)	(288,322)	(67,493)

Net cash used in financing activities	(146,873)	(59,309)	(153,081)
Effect of foreign currency exchange rate changes on cash	(5,166)	(7,122)	(2,804)

Increase (decrease) in cash and cash equivalents	51,429	(130,316)	80,841
Cash and cash equivalents at beginning of period	516,299	646,615	565,774

Cash and cash equivalents at end of period	$567,728	$516,299	$646,615

The accompanying notes are an integral part of these consolidated financial statements.

QUINTILES TRANSNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

	(Accumulated Deficit)	Accumulated Other Comprehensive Income	Common Stock	Additional Paid-In Capital	Shareholder Loans	Noncontrolling Interests	Total
	(in thousands, except share data)
Balance, December 31, 2009 (116,464,224 shares)	$(1,073,461)	$26,351	$1,165	$23,154	$(35)	$115,311	$(907,515)
Issuance of common stock (182,445 shares)	—	—	2	65	—	—	67
Repayment of shareholder loans	—	—	—	—	35	—	35
Repurchase of common stock (247,084 shares)	—	—	(3)	(9,333)	—	—	(9,336)
Share-based compensation	—	—	—	17,359	—	—	17,359
Income tax benefit on stock option exercises	—	—	—	283	—	—	283
Cash dividends paid to common shareholders	(35,965)	—	—	(31,528)	—	—	(67,493)
Elimination of noncontrolling interests.	—	—	—	—	—	(119,252)	(119,252)
Investment by noncontrolling interest	—	—	—	—	—	1,763	1,763
Net income	160,596	—	—	—	—	4,659	165,255
Unrealized gain (loss) on marketable securities, net of tax	—	(59)	—	—	—	126	67
Unrealized gain on derivative instruments, net of tax	—	11,189	—	—	—	—	11,189
Reclassification adjustments, net of tax	—	1,312	—	—	—	(901)	411
Defined benefit plan adjustment, net of tax	—	(122)	—	—	—	—	(122)
Foreign currency adjustments, net of tax	—	6,906	—	—	—	24	6,930

Balance, December 31, 2010 (116,399,585 shares)	(948,830)	45,577	1,164	—	—	1,730	(900,359)
Issuance of common stock (93,322 shares)	—	—	1	1,113	—	—	1,114
Repurchase of common stock (526,766 shares)	(1,539)	—	(5)	(12,780)	—	—	(14,324)
Share-based compensation	—	—	—	14,130	—	—	14,130
Income tax benefit on stock option exercises	—	—	—	41	—	—	41
Cash dividends paid to common shareholders	(285,818)	—	—	(2,504)	—	—	(288,322)
Investment by noncontrolling interest	—	—	—	—	—	454	454
Net income	241,772	—	—	—	—	(1,445)	240,327
Unrealized loss on marketable securities, net of tax	—	(60)	—	—	—	—	(60)
Unrealized loss on derivative instruments, net of tax	—	(14,802)	—	—	—	—	(14,802)
Reclassification adjustments, net of tax	—	7,385	—	—	—	—	7,385
Defined benefit plan adjustment, net of tax	—	(1,743)	—	—	—	—	(1,743)
Foreign currency adjustments, net of tax	—	(13,486)	—	—	—	49	(13,437)

Balance, December 31, 2011 (115,966,141 shares)	(994,415)	22,871	1,160	—	—	788	(969,596)
Issuance of common stock (306,025 shares)	—	—	3	3,463	—	—	3,466
Repurchase of common stock (508,656 shares)	—	—	(5)	(13,358)	—	—	(13,363)
Share-based compensation	—	—	—	25,774	—	—	25,774
Income tax benefit on stock option exercises	—	—	—	465	—	—	465
Cash dividends paid to common shareholders	(554,903)	—	—	(12,948)	—	—	(567,851)
Investment by noncontrolling interest	—	—	—	—	—	580	580
Net income	177,546	—	—	—	—	(915)	176,631
Unrealized gain on marketable securities, net of tax	—	400	—	—	—	—	400
Unrealized loss on derivative instruments, net of tax	—	(5,463)	—	—	—	—	(5,463)
Reclassification adjustment, net of tax	—	2,145	—	—	—	—	2,145
Defined benefit plan adjustment, net of tax	—	(3,172)	—	—	—	—	(3,172)
Foreign currency adjustments, net of tax	—	(9,086)	—	—	—	26	(9,060)

Balance, December 31, 2012 (115,763,510 shares)	$(1,371,772)	$7,695	$1,158	$3,396	$—	$479	$(1,359,044)

The accompanying notes are an integral part of these consolidated financial statements.

QUINTILES TRANSNATIONAL HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

The Company

Conducting business in approximately 100 countries with more than 27,000 employees, Quintiles Transnational Holdings Inc. (the “Company”) is a provider of pharmaceutical development services and commercial outsourcing services that helps its biopharmaceutical customers, as well as customers in the larger healthcare industry, to make decisions regarding drug development, commercialization and drug therapy choices. The Company also offers a number of services designed to address the outcomes and analytical needs of the broader healthcare industry.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and operations of the Company and its subsidiaries.

Amounts pertaining to the noncontrolling ownership interests held in third parties in the operating results and financial position of the Company’s majority-owned subsidiaries are reported as noncontrolling interests.

Intercompany accounts and transactions have been eliminated in consolidation.

Subsequent Events

The Company has evaluated subsequent events through the date that the financial statements were issued on February 15, 2013, based on the accounting guidance for subsequent events. Adjustments and disclosures resulting from this evaluation, if any, are reflected in these consolidated financial statements.

Reclassifications and Classification of Depreciation and Amortization

The Company revised its previously reported costs of revenues and selling, general and administrative expenses for the years ended December 31, 2011 and 2010 to correctly present depreciation and amortization expense associated with selling, general and administrative expenses. This resulted in a decrease in costs of revenues and a corresponding increase in selling, general and administrative expenses of $76.4 million and $69.3 million for the respective periods. This revision was more than offset by certain other reclassifications between costs of revenues and selling, general and administrative expenses in the prior years’ consolidated financial statements to conform to the current year presentation. These changes had no effect on previously reported total revenues, net income, shareholders’ deficit or cash flows.

The below table summarizes the impact of the revisions for depreciation and amortization expenses and reclassifications for certain other costs (in thousands):

	As previously reported		As revised
	2011	2010	2011	2010
Costs of revenues	$3,054,862	$2,656,647	$3,185,787	$2,804,837
Selling, general and administrative expenses	881,729	846,956	762,299	698,406

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currencies

Assets and liabilities recorded in foreign currencies on the books of foreign subsidiaries are translated at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at average rates of exchange during the year. Translation adjustments resulting from this process are charged or credited to the accumulated other comprehensive income component of shareholders’ deficit. (Losses) gains, net, on foreign currency transactions of approximately ($1.1) million, $1.9 million and ($17.9) million are included in other expense, net for the years ended December 31, 2012, 2011 and 2010, respectively.

Cash Equivalents, Restricted Cash and Investments

The Company considers all highly liquid investments with an initial maturity of three months or less when purchased to be cash equivalents.

The Company’s restricted cash primarily consisted of amounts collateralizing standby letters of credit issued in favor of certain suppliers and health insurance funds.

Investments in marketable equity securities are classified as available-for-sale and measured at fair market value with net unrealized gains and losses recorded in the accumulated other comprehensive income component of shareholders’ deficit until realized. The fair market value is based on the closing price as quoted by the respective stock exchange. In addition, the Company has investments in equity securities of companies for which there are not readily available market values and for which the Company does not exercise significant influence or control; such investments are accounted for using the cost method. Any gains or losses from the sales of investments or other-than-temporary declines in fair value are computed by specific identification.

Equity Method Investments

The Company’s investments in and advances to unconsolidated affiliates are accounted for under the equity method if the Company exercises significant influence or has an investment in a limited partnership that is considered to be greater than minor. These investments and advances are classified as investments in and advances to unconsolidated affiliates on the accompanying consolidated balance sheets. The Company records its pro rata share of the earnings, adjusted for accretion of basis difference, of these investments in equity in earnings of unconsolidated affiliates on the accompanying consolidated statements of income. Accretion recognized during the years ended December 31, 2012, 2011 and 2010 was approximately $183,000, $1.0 million and $912,000, respectively. The Company reviews its investments in and advances to unconsolidated affiliates for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Derivatives

The Company uses derivative instruments to manage exposures to interest rates and foreign currencies. The Company also holds freestanding warrants. Derivatives are recorded on the balance sheet at fair value at each balance sheet date utilizing pricing models for non-exchange-traded contracts. At inception, the Company designates whether or not the derivative instrument is an effective hedge of an asset, liability or firm commitment which is then classified as either a cash flow hedge or a fair value hedge. If determined to be an effective cash flow hedge, changes in the fair value of the derivative instrument are recorded as a component of accumulated other comprehensive income until realized. Changes in fair value of effective fair value hedges are recorded in earnings as an offset to the changes in the fair value of the related hedged item. Hedge ineffectiveness, if any, is immediately recognized in earnings. Changes in the fair values of derivative instruments that are not an effective hedge are recognized in earnings. The Company has entered, and may in the future enter, into derivative contracts (swaps, forwards, calls or puts, warrants, for example) related to its debt, investments in marketable equity securities and forecasted foreign currency transactions. At December 31, 2012, the Company had 12 open foreign exchange forward contracts related to service contracts which mature at various dates through September 2013 with notional amounts totaling $38.9 million. At December 31, 2011, the Company had 24 open foreign exchange forward contracts related to service contracts maturing at various dates through December 2012 with notional amounts totaling $54.0 million. While these contracts may not qualify for hedge accounting, the Company utilizes these transactions to mitigate its economic exposure to market price and foreign currency fluctuations.

Billed and Unbilled Services and Unearned Income

In general, prerequisites for billings and payments are established by contractual provisions including predetermined payment schedules, which may or may not correspond to the timing of the performance of services under the contract. Unbilled services arise when services have been rendered for which revenue has been recognized but the customers have not been billed.

In some cases, payments received are in excess of revenue recognized. Payments received in advance of services being provided are deferred as unearned income on the consolidated balance sheet. As the contracted services are subsequently performed and the associated revenue is recognized, the unearned income balance is reduced by the amount of the revenue recognized during the period.

Allowance for Doubtful Accounts

The Company’s allowance for doubtful accounts is determined based on a variety of factors that affect the potential collectability of the related receivables, including length of time the receivables are past due, customer credit ratings, financial stability of the customer, specific one-time events and past customer history. In addition, in circumstances where the Company is made aware of a specific customer’s inability to meet its financial obligations, a specific allowance is established. The accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate based on the above criteria.

Business Combinations

Business combinations are accounted for using the acquisition method, and accordingly, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree are recorded at their estimated fair values on the date of the acquisition. Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired, including the amount assigned to identifiable intangible assets.

Long-Lived Assets

Property and equipment are stated at cost and are depreciated using the straight-line method over the shorter of the asset’s estimated useful life or the lease term, if related to leased property, as follows:

Buildings and leasehold improvements	3 - 40 years
Equipment	3 - 10 years
Furniture and fixtures	5 - 10 years
Motor vehicles	3 - 5 years

Definite-lived identifiable intangible assets are amortized primarily using an accelerated method that reflects the pattern in which the Company expects to benefit from the use of the asset over its estimated remaining useful life as follows:

Trademarks and trade names	1 -7 years
Product licensing and distribution rights	1 - 8 years
Non-compete agreements	3 - 4 years
Contract backlog and customer relationships	3 - 13 years
Software and related assets	3 - 5 years

Goodwill and indefinite-lived identifiable intangible assets, which consist of certain trademarks and trade names, are not amortized but evaluated for impairment annually, or more frequently if events or changes in circumstances indicate an impairment. During 2012, the Company early adopted new accounting guidance and elected to perform a qualitative analysis for its annual indefinite-lived intangible asset impairment review which is discussed further in Note 6.

Included in software and related items is the capitalized cost of internal-use software used in supporting the Company’s business. Qualifying costs incurred during the application development stage are capitalized and amortized over their estimated useful lives. The Company recognized $27.4 million, $19.9 million and $14.8 million of amortization expense in 2012, 2011 and 2010, respectively, related to software and related assets.

The carrying values of property, equipment and intangible and other long-lived assets are reviewed for recoverability if the facts and circumstances suggest that a potential impairment may have occurred. If this review indicates that carrying values will not be recoverable, as determined based on undiscounted cash flow projections, the Company will record an impairment charge to reduce carrying values to estimated fair value. There were no events, facts or circumstances during the years ended December 31, 2012 and 2010 that resulted in any impairment charges to the Company’s property, equipment, intangible or other long-lived assets. During 2011, the Company recognized a $12.2 million impairment charge related to long-lived assets in its early clinical development service offerings.

During 2009, the Company decided that it would discontinue using the Innovex trade name beginning January 2010 for its commercialization business. Although the terms of the registration vary from jurisdiction to jurisdiction, the Company continues to maintain registration of the Innovex trade name in order to protect its use. As such, the Company changed the remaining estimated useful life of the Innovex trade name from 23 years to five years and the amortization expense related to the Innovex trade name intangible asset was accelerated.

Revenue Recognition

The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service offering has been delivered to the customer; (3) the collection of the fees is probable; and (4) the arrangement consideration is fixed or determinable. The Company’s arrangements are primarily service contracts that range in duration from a few months to several years. Most contracts may be terminated upon 30 to 90 days notice by the customer, however, in the event of termination, contract provisions typically require payment for services rendered through the date of termination, as well as for subsequent services rendered to close out the contract.

In some cases, contracts provide for consideration that is contingent upon the occurrence of uncertain future events. The Company recognizes contingent revenue when the contingency has been resolved and all other criteria for revenue recognition have been met. The Company treats cash payments to customers as incentives to induce the customers to enter into such a service agreement with the Company. The related asset is amortized as a reduction of revenue over the period the services are performed. The Company records revenues net of any tax assessments by governmental authorities, such as value added taxes, that are imposed on and concurrent with specific revenue generating transactions. The Company does not recognize revenue with respect to start-up activities including contract and scope negotiation, feasibility analysis and conflict of interest review associated with contracts. The costs for these activities are expensed as incurred.

For the arrangements that include multiple elements, arrangement consideration is allocated to units of accounting based on the relative selling price. The best evidence of selling price of a unit of accounting is vendor-specific objective evidence (“VSOE”), which is the price the Company charges when the deliverable is sold separately. When VSOE is not available to determine selling price, management uses relevant third-party evidence (“TPE”) of selling price, if available. When neither VSOE nor TPE of selling price exists, management uses its best estimate of selling price considering all relevant information that is available without undue cost and effort.

The majority of the Company’s contracts within the Product Development segment are service contracts for clinical research that represent a single unit of accounting. The Company recognizes revenue on its clinical research services contracts as services are performed primarily on a proportional-performance basis, generally using output measures that are specific to the service provided. Examples of output measures include among others, number of investigators enrolled, number of site initiation visits and number of monitoring visits completed. Revenue is determined by dividing the actual units of work completed by the total units of work required under the contract and multiplying that ratio by the total contract value. The total contract value, or total contractual payments, represents the aggregate contracted price for each of the agreed upon services to be provided. Changes in the scope of work are common, especially under long-term contracts, and generally result in a change in contract value. Once the customer has agreed to the changes in scope and renegotiated pricing terms, the contract value is amended and revenue is recognized, as described above. To the extent that contracts involve multiple elements, the Company follows the allocation methodology described above and recognizes revenue for each unit of accounting on a proportional performance basis.

The Company derives the majority of its revenues in its Integrated Healthcare Services segment from providing commercialization services on a fee-for-service basis to customers within the biopharmaceutical industry. Fees on these arrangements are billed based on a contractual per-diem or hourly rate basis. The Company recognizes revenue on commercialization services contracts primarily on a time and materials basis. Some of the Company’s commercialization contracts are multiple element arrangements, with elements including recruiting, training and deployment of sales representatives. The nature of the terms of these multiple element arrangements will vary based on the customized needs of the Company’s customers. For contracts that have multiple elements, the Company follows the allocation methodology described above and recognizes revenue for each unit of accounting on a time and materials basis. The Company’s commercialization contracts sometimes include variable fees that are based on a percentage of product sales (royalty payments). The Company recognizes revenue on royalty payments when the variable components become fixed or determinable and all other revenue recognition criteria have been met, which generally only occurs upon the sale of the underlying product(s) and upon the Company’s receipt of information necessary to make a reasonable estimate.

Reimbursed Expenses

The Company includes reimbursed expenses in total revenues and costs of revenues as the Company is deemed to be the primary obligor in the applicable arrangements. These costs include such items as payments to investigators and travel expenses for the Company’s clinical monitors and sales representatives.

Expenses

Costs of revenues include reimbursed expenses, compensation and benefits for billable employees, depreciation of assets used in generating revenue and other expenses directly related to service contracts such as courier fees and laboratory supplies for the Company’s laboratory services, professional services and travel expenses. Selling, general and administrative expenses primarily include costs related to administrative functions such as compensation and benefits, travel, professional services, training and expenses for advertising, information technology, facilities and depreciation and amortization.

Concentration of Credit Risk

Substantially all service revenues for Product Development and Integrated Healthcare Services are earned by performing services under contracts with various pharmaceutical, biotechnology, medical device and healthcare companies. The concentration of credit risk is equal to the outstanding accounts receivable and unbilled services balances, less the unearned income related thereto, and such risk is subject to the financial and industry conditions of the Company’s customers. The Company does not require collateral or other securities to support customer receivables. Credit losses have been immaterial and reasonably within management’s expectations. No customer accounted for 10.0% or more of consolidated service revenues for 2012 or 2011. One customer accounted for approximately 10.0% for 2010.

Research and Development Costs

In the aggregate, the Company expensed approximately $10.4 million, $10.0 million and $22.7 million for research and development in 2012, 2011 and 2010, respectively. The following is a summary of the research and development expenses (in thousands):

	Year Ended December 31,
	2012	2011	2010
Internally developed software applications and computer technology	$9,907	$9,447	$10,430
Collaboration agreement with HUYA	519	539	1,242
Co-development funding of customers’ research and development activity	—	—	11,045

	$10,426	$9,986	$22,717

In January 2010, the Company entered into a collaboration agreement with a related party, HUYA Bioscience International, LLC (“HUYA”), to fund up to $2.3 million of its research and development activity for a specific compound. The funding consisted of $1.0 million in cash which was paid and expensed during 2010 and $1.3 million of services provided by the Company.

In addition, the Company, through its formerly consolidated entity, PharmaBio Development Inc. (“PharmaBio”), previously entered into agreements to fund the development of customers’ research and development activity through co-development agreements. The amounts funded by the Company were expensed as incurred. PharmaBio was deconsolidated in November 2010.

Advertising Costs

Advertising costs, which include the development and production of advertising materials and the communication of these materials, are charged to expense as incurred. The Company incurred approximately $14.5 million, $13.2 million and $19.8 million in advertising expense during the years ended December 31, 2012, 2011 and 2010, respectively.

Restructuring Costs

Restructuring costs, which primarily include termination benefits and facility closure costs, are recorded at estimated fair value. Key assumptions in determining the restructuring costs include the terms and payments that may be negotiated to terminate certain contractual obligations and the timing of employees leaving the Company.

Contingencies

The Company records accruals for claims, suits, investigations and proceedings when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews claims, suits, investigations and proceedings at least quarterly and records or adjusts accruals related to such matters to reflect the impact and status of any settlements, rulings, advice of counsel or other information pertinent to a particular matter. Legal costs associated with contingencies are charged to expense as incurred.

The Company is party to legal proceedings incidental to its business. While the outcome of these matters could differ from management’s expectations, the Company does not believe the resolution of these matters has a reasonable possibility of having a material adverse effect to the Company’s financial statements.

Income Taxes

Income tax expense includes United States federal, state and international income taxes. Certain items of income and expense are not reported in income tax returns and financial statements in the same year. The income tax effects of these differences are reported as deferred income taxes. Valuation allowances are provided to reduce the related deferred income tax assets to an amount which will, more likely than not, be realized. In addition, the Company does not consider the undistributed earnings of most of its foreign subsidiaries to be permanently reinvested. Therefore, the Company records deferred income taxes on these earnings. Interest and penalties related to unrecognized tax benefits are recognized as a component of income tax expense.

Employee Stock Compensation

The Company accounts for its share-based compensation under the fair value method and uses the Black-Scholes-Merton model to estimate the value of the share-based awards granted and restricted stock issued for recourse notes to its employees and non-executive directors using the assumptions noted in the following table. Expected volatility is based upon the historical volatility of a peer group for a period equal to the expected term, as the Company believes the expected volatility will approximate the historical volatility of the peer group. The expected dividends are based on the historical dividends paid by the Company, excluding dividends that resulted from activities that the Company deemed to be one-time in nature. The expected term represents the period of time the grants are expected to be outstanding. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of the grant.

	2012	2011	2010
Expected volatility	33-53%	40-53%	40-58%
Weighted-average expected volatility	40%	42%	46%
Expected dividends	4.82%	4.10%	4.57%
Expected term (in years)	2.0-7.0	2.7-6.7	2.0-6.5
Risk-free interest rate	0.29-1.31%	0.30-2.995%	0.542-2.73%

The Company recognized $25.9 million, $14.1 million and $17.3 million as share-based compensation expense during the years ended December 31, 2012, 2011 and 2010, respectively. Share-based compensation expense is included in selling, general and administrative expenses on the accompanying consolidated statements of income based upon the classification of the employees who were granted the share-based awards. The associated future income tax benefit recognized was $6.9 million, $4.2 million and $5.4 million for the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, there was approximately $22.6 million of total unrecognized share-based compensation expense related to outstanding non-vested share-based compensation arrangements, which the Company expects to recognize over a weighted average period of 1.98 years.

Earnings Per Share

The calculation of earnings per share is based on the weighted average number of common shares or common stock equivalents outstanding during the applicable period. The calculation also considers the effect of participating securities such as outstanding restricted stock awards which are paid dividends, if any are declared, during the vesting period. The dilutive effect of common stock equivalents is excluded from basic earnings per share and is included in the calculation of diluted earnings per share.

Comprehensive Income

Below is a summary of the components of accumulated other comprehensive income (in thousands):

	Balance as of December 31, 2009	2010 Activity	Balance as of December 31, 2010	2011 Activity	Balance as of December 31, 2011	2012 Activity	Balance as of December 31, 2012
Foreign currency translation adjustments	$40,132	$3,207	$43,339	$(17,868)	$25,471	$(6,122)	$19,349
Net unrealized gains (losses) on marketable securities	(129)	35	(94)	(97)	(191)	658	467
Net unrealized gains (losses) on derivative instruments	(33,320)	18,937	(14,383)	(12,076)	(26,459)	(7,120)	(33,579)
Defined benefit plan adjustments	(4,820)	433	(4,387)	(401)	(4,788)	(3,447)	(8,235)
Income taxes	24,488	(3,386)	21,102	7,736	28,838	855	29,693

Accumulated other comprehensive income	$26,351	$19,226	$45,577	$(22,706)	$22,871	$(15,176)	$7,695

2.  Accounts Receivable and Unbilled Services

Accounts receivable and unbilled services consist of the following (in thousands):

	December 31,
	2012	2011
Trade:
Billed	$346,732	$297,920
Unbilled services	400,610	394,666

	747,342	692,586
Allowance for doubtful accounts	(1,969)	(1,548)

	$745,373	$691,038

Substantially all of the Company’s trade accounts receivable and unbilled services are due from companies in the pharmaceutical, biotechnology, medical device and healthcare industries and are a result of contract research, sales, marketing, healthcare consulting and health information management services provided by the Company on a global basis. The percentage of accounts receivable and unbilled services by region is as follows:

	December 31,
Region	2012	2011
Americas:
United States	51%	53%
Other	2	3

Americas	53	56
Europe and Africa:
United Kingdom	26	26
Other	12	11

Europe and Africa	38	37
Asia-Pacific:
Japan	5	5
Other	4	2

Asia-Pacific	9	7

	100%	100%

3.  Investments — Debt, Equity and Other Securities

The following is a summary of the Company’s debt, equity and other securities (in thousands):

	December 31,
	2012	2011
Marketable securities	$2,427	$1,769
Cost method	33,524	20,337

	$35,951	$22,106

Investments in Marketable Securities:

The following is a summary as of December 31, 2012 of available-for-sale securities (in thousands):

Available-for-Sale Securities:	Amortized Cost	Gross Unrealized Gains	Market Value
Marketable equity	$1,960	$467	$2,427

	$1,960	$467	$2,427

The following is a summary as of December 31, 2011 of available-for-sale securities (in thousands):

Available-for-Sale Securities:	Amortized Cost	Gross Unrealized Losses	Market Value
Marketable equity	$1,960	$(191)	$1,769

	$1,960	$(191)	$1,769

The Company did not recognize any gains from the sale of marketable equity securities during 2012 and 2011. The Company recognized gains of $2,000 from the sale of marketable equity securities during 2010. The Company did not recognize any losses from the sale of marketable equity securities during 2012, 2011 and 2010.

The net after-tax adjustment to unrealized holding gains (losses) on available-for-sale securities included in the accumulated other comprehensive income component of shareholders’ deficit was $284,000, ($117,000) and ($58,000) in 2012, 2011 and 2010, respectively.

The Company’s policy is to continually review declines in fair value of marketable equity securities for declines that may be other than temporary. As part of this review, the Company considers the financial statements of the investee, analysts’ reports, duration of the decline in fair value and general market factors. The Company did not recognize any such losses in 2012 and 2011. The Company recognized losses due to the impairment of marketable equity securities of $2.6 million in 2010. No securities were in an unrealized loss position as of December 31, 2012,

Investments – Cost Method

The Company has investments in equity securities of companies for which there are not readily available market values and for which the Company does not exercise significant influence or control. These investments are accounted for using the cost method. Below is a summary of the Company’s portfolio of cost method investments (in thousands):

	December31,
Company	2012	2011
Venture capital funds	$64	$242
Equity investments	33,298	15,095
Convertible note	162	5,000

	$33,524	$20,337

On February 25, 2011, the Company and the Samsung Group entered into an agreement to form a joint venture which will provide biopharmaceutical contract manufacturing services in South Korea. The Company committed to invest up to $30.0 million in the joint venture in exchange for a 10% noncontrolling interest and has funded all of this commitment.

The Company did not recognize any gains from non-marketable equity securities during 2012. The Company recognized gains from non-marketable equity securities of $11,000 and $977,000 during 2011 and 2010, respectively.

The Company reviews the carrying value of each individual investment at each balance sheet date to determine whether or not an other-than-temporary decline in fair value has occurred. The Company employs alternative valuation techniques including the following: (i) the review of financial statements including assessments of liquidity, (ii) the review of valuations available to the Company prepared by independent third parties used in raising capital, (iii) the review of publicly available information including press releases and (iv) direct communications with the investee’s management, as appropriate. If the review indicates that such a decline in fair value has occurred, the Company adjusts the carrying value to the estimated fair value of the investment and recognizes a loss for the amount of the adjustment. The Company recognized $145,000 and $225,000 of losses due to such impairments in 2011 and 2010, respectively, relating to non-marketable equity securities and loans. These losses were primarily due to the declining financial condition of investees that were deemed by management to be other than temporary.

The Company, through its formerly consolidated entity, PharmaBio, previously had a loan receivable of $8.5 million with Discovery Laboratories, Inc. (“Discovery”) which was originally established in 2006. As of December 31, 2009, the Company had recorded a $2.0 million reserve against the note receivable from Discovery. In 2010, the Company received full payment from Discovery and, therefore, reversed the $2.0 million reserve previously recorded on the note receivable during the year ended December 31, 2010.

In December 2011, the Company and Intarcia Therapeutics (“Intarcia”) entered into an alliance to develop a new therapy for type 2 diabetes whereby Intarcia will use the Company to conduct five Phase III pivotal trials and one five-year cardiovascular outcomes trial. The arrangement provides the Company the opportunity to earn additional consideration based on timing of trial completion and regulatory approval. Under the alliance, the Company agreed to provide Intarcia a customer incentive of up to $25.0 million and a $5.0 million convertible note. In 2012, the note was converted into preferred stock of Intarcia. In December 2011, $12.5 million of the customer incentive was paid with the remaining $12.5 million recorded in accrued expenses and was payable in June 2012 if Intarcia obtained certain additional funding as defined in the alliance. During 2012, the Company determined that the additional payment of $12.5 million was not payable to Intarcia and therefore reversed the related customer incentive and accrued expense. As of December 31, 2012 and 2011, the total customer incentive of $11.9 million and $25.0 million, respectively, has been recorded in deposits and other assets on the accompanying consolidated balance sheets, with zero and the $12.5 million recorded in accrued expenses as of December 31, 2012 and 2011, respectively. The $5.0 million investment in preferred stock of Intarcia is recorded in investments — debt, equity and other securities on the accompanying consolidated balance sheet as of December 31, 2012 and 2011. The customer incentive is being amortized in proportion to the revenues earned as a reduction of revenue recorded under the service arrangements.

4.  Investments in and Advances to Unconsolidated Affiliates

The Company accounts for its investments in advances to unconsolidated affiliates under the equity method of accounting and records its pro rata share of its losses from these investments in equity in earnings of unconsolidated affiliates. The following is a summary of the Company’s investments in and advances to unconsolidated affiliates (in thousands):

	December 31,
	2012	2011
NovaQuest Pharma Opportunities Fund III, L.P. (the “Fund”)	$10,617	$9,663
Oxford Cancer Biomarkers	4,497	—
Cenduit™	3,479	1,653
Other	555	466

	$19,148	$11,782

NovaQuest Pharma Opportunities Fund III, L.P.

In November 2010, the Company, PharmaBio and a third-party investor, committed to invest up to $60.0 million each as limited partners in a private equity fund, the Fund. In addition, certain of the Company’s executive officers have each committed to invest $200,000 in the Fund. As of December 31, 2012, the Company has funded approximately $10.7 million of this funding commitment. As of December 31, 2012 and 2011, the Company had a 13.9% and 32.1%, respectively, ownership interest in the Fund.

Oxford Cancer Biomarkers

In January 2012, the Company invested approximately $4.7 million in Oxford Cancer Biomarkers. As of December 31, 2012, the Company has a 30.0% ownership interest in Oxford Cancer Biomarkers.

Cenduit™

In May 2007, the Company and Thermo Fisher Scientific Inc. (“Thermo Fisher”) completed the formation of a joint venture, Cenduit™. The Company contributed its Interactive Response Technology operations in India and the United States. Thermo Fisher contributed its Fisher Clinical Services Interactive Response Technology operations in three locations — the United Kingdom, the United States and Switzerland. Additionally, each company contributed $3.5 million in initial capital. The Company and Thermo Fisher each own 50% of Cenduit™.

HUYA

In May 2009, the Company acquired a 10% interest in HUYA for $5.0 million. As discussed further in Note 1, the Company entered into a collaboration agreement, with HUYA to fund up to $2.3 million of HUYA’s research and development activity for a specific compound. In return for the $2.3 million in funding, the Company has the potential to receive additional consideration which contractually may not exceed $16.5 million excluding interest if certain events were to occur. On November 29, 2011, the Company sold its investment in HUYA to PharmaBio for approximately $5.0 million and recorded a gain on the sale of approximately $949,000, which is included in equity in earnings from unconsolidated affiliates on the accompanying consolidated statement of income. The collaboration agreement is ongoing.

Invida Pharmaceutical Holdings Pte. Ltd.

In April 2006, the Company, TLS Beta Pte. Ltd. (“TLS”), a Singapore company and an indirect wholly owned subsidiary of Temasek Holdings (Private) Limited (“Temasek Holdings”) and PharmaCo Investments Ltd

(“PharmaCo,” and together with the Company and TLS, the “JV Partners”), a company incorporated in Labuan, Malaysia and an indirect wholly owned subsidiary of Interpharma Asia Pacific, completed the formation of a joint venture to commercialize biopharmaceutical products in the Asia-Pacific region (the “Joint Venture”). Temasek Holdings is a beneficial owner of more than 5% of the Company’s common stock. The JV Partners conduct the Joint Venture through Invida. As part of this arrangement, the Company became a 33.33% shareholder of Invida. In 2011, the Company sold its investment in Invida for approximately $103.6 million in net proceeds and recognized a gain on the sale of approximately $74.9 million which is included in equity in earnings from unconsolidated affiliates on the accompanying consolidated statement of income.

5.  Derivatives

As of December 31, 2012, the Company held the following derivative positions: (i) a freestanding warrant to purchase shares of common stock, (ii) forward exchange contracts to protect against foreign exchange movements for certain forecasted foreign currency cash flows related to service contracts and (iii) interest rate swaps to hedge the exposure to variability in interest payments on variable interest rate debt. The Company does not use derivative financial instruments for speculative or trading purposes.

On June 30, 2011, in connection with a financial arrangement with a third party, the Company acquired a freestanding warrant to purchase shares of the third party’s common stock. No quoted price is available for the warrant. Accordingly, the Company uses various valuation techniques to value the warrant including the present value of estimated expected future cash flows, option-pricing models and fundamental analysis. Factors affecting the valuation include the current price of the underlying common stock, the exercise price of the warrant, the expected time to exercise the warrant, the estimated price volatility of the underlying common stock over the life of the warrant and the restrictions on the transferability of or ability to exercise the warrant. The Company recognized investment gains (losses) of $17,000 and ($28,000) during 2012 and 2011, respectively, related to the warrant. In 2010, the Company had several freestanding warrants to purchase common stock of various customers and other third parties. The Company recognized investment losses of $722,000 in 2010 related to changes in the fair values of these warrants. The Company did not sell derivative instruments during 2012, 2011 or 2010.

As of December 31, 2012, the Company had 12 open foreign exchange forward contracts to hedge certain forecasted foreign currency cash flow transactions occurring in 2013. As these contracts were entered into to hedge the risk of the potential volatility in the cash flows resulting from fluctuations in currency exchange rates during the first nine months of 2013, these transactions are accounted for as cash flow hedges. As such, the effective portion of the gain or loss on the contracts is recorded as unrealized gains (losses) on derivatives included in the accumulated other comprehensive income component of shareholders’ deficit. These hedges are highly effective. As of December 31, 2012, the Company had recorded gross unrealized gains related to foreign exchange forward contracts as of approximately $465,000. No such unrealized gross unrealized gains were recorded as of December 31, 2011. As of December 31, 2011, the Company had recorded gross unrealized losses of approximately $1.9 million related to foreign exchange forward contracts. No such gross unrealized losses were recorded as of December 31, 2012. Upon expiration of the hedge instruments during 2013, the Company will reclassify the unrealized holding gains and losses on the derivative instruments included in the accumulated other comprehensive income component of shareholders’ deficit into income. The unrealized gains are included in other current assets and the unrealized losses are included in other current liabilities on the accompanying consolidated balance sheets as of December 31, 2012 and 2011, respectively.

As of December 31, 2011, the Company, through its acquired subsidiary, Outcome Sciences, Inc. (“Outcome”), had open foreign exchange forward contracts to protect against the effects of foreign currency fluctuations on certain foreign currency cash flow transactions occurring in 2012. The derivative instruments that matured in 2012 and 2011 had not been designated as hedges and, as a result, changes in the fair value were recorded as other expense, net. The Company recognized $588,000 and $177,000 of losses related to these foreign exchange forward contracts as other expense, net on the accompanying consolidated statement of income for the years ended December 31, 2012 and 2011, respectively. All of these contracts matured during 2012.

During April 2006, the Company entered into six interest rate swaps expiring between December 31, 2006 and December 31, 2012 in an effort to limit its exposure to changes in the variable interest rate on its then-existing senior secured credit facilities. In September 2007, the Company entered into two interest rate swaps for $100 million each, both of which expired on December 31, 2010. In October 2008, the Company entered into an additional interest rate swap for $86 million effective March 31, 2009 and which expired on December 31, 2010. During June 2011, in conjunction with the debt refinancing described in Note 11, the Company discontinued hedge accounting and paid $11.6 million to terminate the remaining open interest rate swaps, which had a combined notional amount of approximately $179 million. The Company discontinued hedge accounting because it became probable that the original forecasted transactions would not occur due to the terms under the Company’s credit arrangements. As a result, the Company reclassified the derivative losses of $11.6 million previously reported in accumulated other comprehensive income into earnings as part of other expense, net on the accompanying consolidated statement of income for the year ended December 31, 2011.

On June 9, 2011, the Company entered into six interest rate swaps effective September 28, 2012 and expiring between September 30, 2013 and March 31, 2016 in an effort to limit its exposure to changes in the variable interest rate on its senior secured credit facilities. As of December 31, 2012, the interest rate swaps effectively converted approximately 45.5% or $975.0 million of the Company’s borrowings under its secured credit facilities, which are variable rate debt, to a fixed rate of approximately 2.53% plus the applicable margin of 3.25%. The critical terms of the interest rate swaps were substantially the same as those of the Company’s senior secured credit facilities, including quarterly interest settlements. These interest rate swaps are being accounted for as cash flow hedges as these transactions were entered into to hedge the Company’s interest payments. As such, the effective portion of the gains or losses on the derivative instruments are recorded as unrealized gains (losses) on derivatives included in the accumulated other comprehensive income component of shareholders’ deficit. The Company includes the impact from these hedges in the same line item as the hedged item on the accompanying consolidated statements of cash flows. These hedges are deemed to be highly effective. As of December 31, 2012 and 2011, the Company had recorded gross unrealized losses of approximately $34.0 million and $24.5 million, respectively, related to these interest rate swaps which are included in other current liabilities on the accompanying consolidated balance sheet. The Company does not expect to recognize any of the unrealized losses in its income during 2013.

The fair values of the Company’s derivative instruments designated as hedging instruments and the line items on the accompanying consolidated balance sheets to which they were recorded are summarized in the following table (in thousands):

		December 31,
	Balance Sheet Classification	2012	2011
Foreign exchange forward contracts	Other current assets	$465	$—

Total assets		$465	$—

Foreign exchange forward contracts	Other current liabilities	$—	$1,862
Interest rate swaps	Other current liabilities	34,007	24,483

Total liabilities		$34,007	$26,345

The fair values of the Company’s derivative instruments not designated as hedging instruments and the line items on the accompanying consolidated balance sheets to which they were recorded are summarized in the following table (in thousands):

		December 31,
	Balance Sheet Classification	2012	2011
Warrants	Deposits and other assets	$29	$12
Foreign exchange forward contracts	Other current liabilities	—	596

The effect of the Company’s cash flow hedging instruments on other comprehensive income (loss) is summarized in the following table (in thousands):

	Year Ended December 31,
	2012	2011
Foreign exchange forward contracts	$2,327	$(1,867)
Interest rate swaps	(9,524)	(10,270)

	$(7,197)	$(12,137)

Gains (losses) from derivative instruments not designated as hedges impacting the Company’s consolidated statements of income are summarized below (in thousands):

		Year Ended December 31,
	Income Statement Classification	2012	2011
Warrants	Other expense, net	$17	$(28)
Foreign exchange forward contracts	Other expense, net	(588)	(177)

		$(571)	$(205)

6.  Fair Value Measurements

The Company records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described below. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 — Unobservable inputs that are supported by little or no market activity. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Recurring Fair Value Measurements

The following table summarizes the fair value of the Company’s financial assets and liabilities that are measured on a recurring basis as of December 31, 2012 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:
Marketable equity securities	$2,427	$—	$—	$2,427
Foreign exchange forward contracts	—	465	—	465
Warrants	—	—	29	29

Total	$2,427	$465	$29	$2,921

Liabilities:
Interest rate swaps	$—	$34,007	$—	$34,007
Contingent consideration	—	—	3,521	3,521

Total	$—	$34,007	$3,521	$37,528

The following table summarizes the fair value of the Company’s financial assets and liabilities that are measured on a recurring basis as of December 31, 2011 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:
Marketable equity securities	$1,769	$—	$—	$1,769
Warrants	—	—	12	12

Total	$1,769	$—	$12	$1,781

Liabilities:
Foreign exchange forward contracts	$—	$2,458	$—	$2,458
Interest rate swaps	—	24,483	—	24,483
Contingent consideration	—	—	6,165	6,165

Total	$—	$26,941	$6,165	$33,106

Below is a summary of the valuation techniques used in determining fair value:

Marketable Equity Securities — The Company values marketable equity securities utilizing quoted market prices for these securities.

Warrants — The Company values warrants utilizing the Black-Scholes-Merton model.

Foreign exchange forward contracts — The Company values foreign exchange forward contracts using quoted market prices for identical instruments in less active markets or using other observable inputs.

Interest Rate Swaps — The Company values interest rate swaps using market inputs with mid-market pricing as a practical expedient for bid-ask spread.

Contingent Consideration — The Company values contingent consideration, related to business combinations, using a weighted probability of potential payment scenarios discounted at rates reflective of the weighted average cost of capital for the businesses acquired.

The following table summarizes the changes in Level 3 financial assets measured on a recurring basis for the year ended December 31, 2012 (in thousands):

	Warrants — Deposits and Other Assets	Contingent Consideration — Accrued Expenses
Balance as of January 1, 2012	$12	$6,165
Initial estimate of contingent consideration	—	1,990
Revaluations included in earnings	17	(4,634)

Balance as of December 31, 2012	$29	$3,521

The following table summarizes the changes in Level 3 financial assets measured on a recurring basis for the year ended December 31, 2011 (in thousands):

	Warrants — Deposits and Other Assets	Contingent Consideration — Accrued Expenses
Balance as of January 1, 2011	$—	$—
Purchases and issuances	40	—
Initial estimate of contingent consideration	—	6,165
Revaluations included in earnings	(28)	—

Balance as of December 31, 2011	$12	$6,165

The revaluations for the warrants and the contingent consideration are recognized in other (income) expense, net on the accompanying consolidated statements of income.

Non-recurring Fair Value Measurements

Certain assets are carried on the accompanying consolidated balance sheets at cost and are not remeasured to fair value on a recurring basis. These assets include cost and equity method investments and loans that are written down to fair value for declines which are deemed to be other-than-temporary, definite-lived intangible assets which are tested when a triggering event occurs, and goodwill and identifiable indefinite-lived intangible assets which are tested for impairment annually and when a triggering event occurs.

As of December 31, 2012, assets carried on the balance sheet and not remeasured to fair value on a recurring basis totaling approximately $627.9 million were identified as Level 3. These assets are comprised of cost and equity method investments of $52.7 million, goodwill of $302.4 million and identifiable intangible assets of $272.8 million.

The Company has unfunded cash commitments totaling approximately $49.5 million related to its cost and equity method investments as of December 31, 2012.

Cost and Equity Method Investments — The inputs available for valuing investments in non-public portfolio companies are generally not easily observable. The valuation of non-public investments requires significant judgment by the Company due to the absence of quoted market values, inherent lack of liquidity and the long-term nature of such assets. When a triggering event occurs, the Company considers a wide range of available market data when assessing the estimated fair value. Such market data includes observations of the trading multiples of public companies considered comparable to the private companies being valued as well as publicly disclosed merger transactions involving comparable private companies. In addition, valuations are adjusted to account for company-specific issues, the lack of liquidity inherent in a non-public investment and the fact that comparable public companies are not identical to the companies being valued. Such valuation adjustments are necessary because in the absence of a committed buyer and completion of due diligence similar to that performed in an actual negotiated sale process, there may be company-specific issues that are not fully known that may affect value. Further, a variety of additional factors are reviewed by the Company, including, but not limited to, financing and sales transactions with third parties, current operating performance and future expectations of the particular investment, changes in market outlook and the third party financing environment. Because of the inherent uncertainty of valuations, estimated valuations may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Goodwill — Goodwill represents the difference between the purchase price and the fair value of the identifiable tangible and intangible net assets resulting from business combinations. The Company performs a qualitative analysis to determine whether it is more likely than not that the estimated fair value of a reporting unit is less than its book value. This includes a qualitative analysis of macroeconomic conditions, industry and market considerations, internal cost factors, financial performance, fair value history and other company specific events. If this qualitative analysis indicates that it is more likely than not that estimated fair value is less than the book value for the respective reporting unit, the Company applies a two-step impairment test in which the Company determines whether the estimated fair value of the reporting unit is in excess of its carrying value. If the carrying value of the net assets assigned to the reporting unit exceeds the estimated fair value of the reporting unit, the Company performs the second step of the impairment test to determine the implied estimated fair value of the reporting unit’s goodwill. The Company determines the implied estimated fair value of goodwill by determining the present value of the estimated future cash flows for each reporting unit and comparing the reporting unit’s risk profile and growth prospects to selected, reasonably similar publicly traded companies. No indication of impairment was identified during the Company’s annual review.

Definite-lived Intangible Assets — If a triggering event occurs, the Company determines the estimated fair value of definite-lived intangible assets by determining the present value of the expected cash flows.

Indefinite-lived Intangible Assets — The Company early adopted the new accounting guidance and elected to perform a qualitative analysis for its annual indefinite-lived intangible asset impairment review. When evaluating indefinite-lived intangible assets for impairment, the Company performs a qualitative analysis to determine whether it is more likely than not that the estimated fair value of the indefinite-lived intangible asset is less than its carrying value. If this qualitative analysis indicates that it is more likely than not that estimated fair value is less than the carrying value of the indefinite-lived intangible asset, the Company determines the estimated fair value of the indefinite-lived intangible asset (trade name) by determining the present value of the estimated royalty payments on an after-tax basis that it would be required to pay the owner for the right to use such trade name. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized in an amount equal to the excess. No indication of impairment was identified during the Company’s annual review.

During 2011 and 2010, the Company recognized approximately $145,000 and $225,000, respectively, of impairments related to cost and equity investments as discussed further in Note 3.

7.  Noncontrolling Interests

PharmaBio Development Inc.

In connection with the spin-off of PharmaBio in December 2009, Quintiles Transnational Corp., the Company’s wholly owned subsidiary (“Quintiles Transnational”), and PharmaBio entered into a services agreement providing for the continuation of certain development and commercialization services to third parties on an interim basis. In addition, Quintiles Transnational and PharmaBio also entered into a separate administrative services agreement pursuant to which Quintiles Transnational provided management and general administrative services to PharmaBio for an annual fee of approximately $2.0 million. This agreement to provide management and general and administrative services to PharmaBio was terminated in November 2010.

On December 14, 2009, Quintiles Transnational agreed to provide certain performance guarantees and indemnities for the benefit of TPG-Axon Capital Management, L.P. and its affiliates (the “TPG-Axon Entities) in connection with obtaining their consent to the spin-off of PharmaBio. In November 2010, the Company and the TPG-Axon Entities amended the December 14, 2009 letter agreement in order to terminate certain guarantees and indemnities thereby eliminating any obligations of Quintiles Transnational to pay or distribute money.

From the date of the spin-off of PharmaBio, the Company determined that PharmaBio was a variable interest entity for which the Company was the primary beneficiary and continued to consolidate PharmaBio in its results of operations, financial position and cash flows. As a result of the November 2010 actions discussed above, the Company determined that it no longer controlled PharmaBio and, as such, effective November 2010, the Company no longer consolidated PharmaBio in its results of operations, financial position and cash flows.

The Company continues to provide services to PharmaBio and as a result of its continuing involvement with PharmaBio, the Company concluded that PharmaBio did not represent a discontinued operation due to continuing significant cash flows after the date of deconsolidation. Those services do not provide the Company with control or significant influence over PharmaBio’s operating and financial policies and procedures.

From December 15, 2009, the date of the spin off, the Company did not own any portion of PharmaBio and therefore, included all of the earnings impact from consolidation of PharmaBio until November 2010 in net (income) loss attributable to noncontrolling interests on the accompanying consolidated statements of income, which was approximately ($5.3) million in 2010. PharmaBio’s results until November 2010 are included in the Company’s Capital Solutions segment.

8.   Property and Equipment

The major classes of property and equipment were as follows (in thousands):

	December 31,
	2012	2011
Land, buildings and leasehold improvements	$182,548	$166,020
Equipment	197,384	171,145
Furniture and fixtures	52,498	51,011
Motor vehicles	19,035	20,200

	451,465	408,376
Less accumulated depreciation	(257,466)	(222,604)

	$193,999	$185,772

9.  Goodwill and Identifiable Intangible Assets

As of December 31, 2012, the Company has approximately $272.8 million of identifiable intangible assets, of which approximately $109.7 million, relating to trade names, is deemed to be indefinite-lived and, accordingly, is not being amortized. Amortization expense associated with identifiable finite-lived intangible assets was as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Amortization expense	$46,440	$35,549	$31,648

Estimated amortization expense for existing identifiable intangible assets is expected to be approximately $43.8 million, $38.1 million, $31.2 million, $20.3 million and $11.7 million for the years ending December 31, 2013, 2014, 2015, 2016 and 2017, respectively. Estimated amortization expense can be affected by various factors, including future acquisitions or divestitures of product and/or licensing and distribution rights or impairments.

The following is a summary of identifiable intangible assets (in thousands):

	As of December 31, 2012			As of December 31, 2011
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Finite-lived identifiable intangible assets:
Product licensing and distribution rights and customer relationships	$83,273	$21,553	$61,720	$182,317	$116,506	$65,811
Trademarks, trade names and other	44,263	32,870	11,393	44,399	26,765	17,634
Software and related assets	201,800	111,776	90,024	161,155	84,863	76,292

	$329,336	$166,199	$163,137	$387,871	$228,134	$159,737

Indefinite-lived identifiable intangible assets:
Trade name	$109,676	$—	$109,676	$109,676	$—	$109,676

Accumulated amortization of identifiable intangible assets includes the impact of amortization expense, foreign exchange fluctuations and disposals of software and related assets.

The following is a summary of goodwill by segment for the year ended December 31, 2012 (in thousands):

	Product Development	Integrated Healthcare Services	Consolidated
Balance as of December 31, 2011	$216,264	$61,777	$278,041
Acquisitions	28,201	—	28,201
Reallocation between segments	(5,800)	5,800	—
Impact of foreign currency fluctuations and other	(908)	(2,905)	(3,813)

Balance as of December 31, 2012	$237,757	$64,672	$302,429

In September 2012, the Company reorganized its reporting structure. This change resulted in moving the Company’s outcome research related service line from the Product Development segment to the Integrated Healthcare Services segment. The Company reallocated goodwill based upon the relative estimated fair value of the affected service line to the pre-reorganization reporting unit estimated fair value, which resulted in the allocation of approximately $5.8 million of goodwill from Product Development to Integrated Healthcare Services.

The following is a summary of goodwill by segment for the year ended December 31, 2011 (in thousands):

	Product Development	Integrated Healthcare Services	Consolidated
Balance as of December 31, 2010	$57,474	$48,877	$106,351
Acquisitions	157,927	10,811	168,738
Impact of foreign currency fluctuations and other	863	2,089	2,952

Balance as of December 31, 2011	$216,264	$61,777	$278,041

10.  Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,
	2012	2011
Compensation, including bonuses, fringe benefits and payroll taxes	$360,649	$323,148
Restructuring	12,784	14,860
Interest	368	557
Contract related	207,982	202,564
Other	85,303	75,761

	$667,086	$616,890

11.  Credit Arrangements

The following is a summary of the Company’s credit facilities at December 31, 2012:

Facility	Interest Rates
$300.0 million (first lien revolving credit facility)	One month LIBOR (0.21% at December 31, 2012) plus 2.50% to 2.75% depending upon the Company’s total leverage ratio

£10.0 million (approximately $16.2 million) general banking facility with a European headquartered bank	Bank’s base rate (0.50% at December 31, 2012) plus 1%

The Company did not have any outstanding borrowings under any of the credit facilities at December 31, 2012 or 2011. At December 31, 2012, there are bank guarantees totaling approximately £1.4 million (approximately $2.3 million) issued against the availability of the general banking facility with a European headquartered bank through their operations in the United Kingdom.

Long-term debt consists of the following (in thousands):

	December 31,
	2012	2011
Term Loan B due 2018 ((the greater of Three month LIBOR or 1.25%) plus 3.75%	$—	$1,990,000
Term Loan B-2 due 2018 ((the greater of Three month LIBOR or 1.25%) plus 3.25%, or 4.50% at December 31, 2012)	1,970,000	—
Term Loan B-1 due 2018 ((the greater of Three month LIBOR or 1.25%) plus 3.25%, or 4.50% at December 31, 2012)	174,563	—
7.5% Term Loan due 2017	300,000	—
Other notes payable	43	78

	2,444,606	1,990,078
Less: unamortized discount	(22,908)	(18,341)
Less: current portion	(55,594)	(20,035)

	$2,366,104	$1,951,702

Contractual maturities of long-term debt at December 31, 2012 are as follows (in thousands):

2013	$55,594
2014	21,756
2015	21,750
2016	21,750
2017	321,750
Thereafter	2,002,006

$2,444,606

The estimated fair value of the long-term debt, which is primarily based on rates in which the debt is traded among banks, was approximately $2.5 billion and $2.0 billion at December 31, 2012 and 2011, respectively.

Senior Secured Credit Agreement

2011 Refinancing Transaction

On June 8, 2011, the Company entered into the initial credit agreement governing the Quintiles Transnational senior secured credit facilities under which the Company was permitted to borrow up to $2.225 billion. The credit facility arrangements were amended in December 2012 and October 2012, as described below, and initially consisted of two components: a $225.0 million first lien revolving credit facility due in 2016 and the Term Loan B, as defined below (collectively, the “2011 Senior Debt”). Annual maturities on the Term Loan B were 1% of the original principal amount until December 31, 2017, with the balance of the facility to be repaid at final maturity on June 8, 2018. The credit facility arrangements were collateralized by substantially all of the assets of Quintiles Transnational and the assets of Quintiles Transnational’s domestic subsidiaries including 100% of the equity interests of substantially all of Quintiles Transnational’s domestic subsidiaries and 65% of the equity interests of substantially all of the first-tier foreign subsidiaries of Quintiles Transnational and its domestic subsidiaries.

The Company used the proceeds from the Term Loan B, together with cash on hand to (i) repay the outstanding balance on the Company’s then-existing senior secured credit facilities which included a $1.0 billion first lien term loan due in 2013 and a $220.0 million second lien term loan due in 2014, (ii) pay the purchase price for the Company’s then-existing senior notes accepted in the tender offer, (iii) redeem the senior notes remaining outstanding following completion of the tender offer (collectively, the “Prior Senior Debt”), (iv) pay a dividend to its shareholders totaling approximately $288.3 million, (v) pay a bonus to certain option holders totaling approximately $11.0 million and (vi) pay related fees and expenses.

As some of the lenders in the 2011 Senior Debt were the same as the lenders in the Prior Senior Debt, the Company analyzed the present value of the expected future cash flows under the Prior Senior Debt and the 2011 Senior Debt on a creditor by creditor basis to determine whether the cash flows were substantially different. As a result of this analysis, a portion of the Prior Senior Debt was accounted for as an extinguishment of debt as the expected cash flows were substantially different while the remainder was accounted for as a modification as the expected cash flows were not substantially different.

The Company recognized a $46.4 million loss on the portion of the Prior Senior Debt which was accounted for as a loss on extinguishment of debt. This included approximately $14.1 million of prepayment premiums, approximately $15.2 million of unamortized debt issuance costs, approximately $7.5 million of unamortized discount and approximately $9.6 million of fees and expenses associated with the extinguishment.

October 2012 Debt Issuance

On October 22, 2012, the Company entered into an amendment to the credit agreement governing the Quintiles Transnational senior secured credit facilities to provide (i) a new Term Loan B-1 (the “Term Loan

B-1”) with a syndicate of banks for an aggregate principal amount of $175.0 million due 2018, (ii) a one-year extension of the maturity date of its existing $225.0 million senior secured revolving credit facility (to 2017) and (iii) a $75.0 million increase in its existing $225.0 million senior secured revolving credit facility (the “Increased Revolving Facility”), which will also mature in 2017. Annual maturities on the Term Loan B-1 are 1% of the original principal amount until December 31, 2017, with the balance of the Term Loan B-1 to be repaid at final maturity on June 8, 2018. In addition, in connection with certain repricing transactions, if any occur prior to October 22, 2013, the Company will be required to pay a premium equal to 1% of the aggregate amount of any Term Loan B-1 prepayment or 1% of the aggregate outstanding amount of the Term Loan B-1 immediately prior to such repricing transaction. During the fourth quarter of 2012, the proceeds from the Term Loan B-1, together with approximately $73 million of cash on hand, were used to (i) pay a dividend to the Company’s shareholders totaling approximately $241.7 million, (ii) pay a bonus to certain option holders totaling approximately $2.4 million and (iii) pay approximately $4.0 million of fees and related expenses. Other terms and covenants of the Term Loan B-1 and the Increased Revolving Facility are the same as the terms and covenants of the Company’s Term Loan B and the senior secured revolving credit facility prior to the amendment.

2012 Refinancing Transaction

On December 20, 2012, the Company entered into an amendment to the credit agreement governing the Quintiles Transnational senior secured credit facilities to provide a new Term Loan B-2 (the “Term Loan B-2”) with a syndicate of banks for an aggregate principal amount of $1.975 billion due in 2018. Annual maturities on the Term Loan B-2 are $20.0 million through December 31, 2017 with the balance of the Term Loan B-2 to be repaid at final maturity on June 8, 2018. In addition, in connection with certain repricing transactions, if any occur prior to December 20, 2013, the Company will be required to pay a premium equal to 1% of the aggregate amount of any Term Loan B-2 prepayment or 1% of the aggregate outstanding amount of the Term Loan B-2 immediately prior to such repricing transaction. The credit facility arrangements are collateralized by substantially all of the assets of Quintiles Transnational and the assets of Quintiles Transnational’s domestic subsidiaries including 100% of the equity interests of substantially all of Quintiles Transnational’s domestic subsidiaries and 65% of the equity interests of substantially all of the first-tier foreign subsidiaries of Quintiles Transnational and its domestic subsidiaries. The Company is required to apply 50% of excess cash flow (as defined in the credit agreement), subject to a reduction to 25% or 0% depending upon the Company’s total leverage ratio, for prepayment of the Term Loan B-1 and Term Loan B-2, and any such prepayment will be applied, first, in direct order of maturities, pro rata to reduce the Term Loan B-1 and Term Loan B-2 principal payments due within eight quarters of such prepayment, then on a pro rata basis to reduce the other principal payments due prior to the maturity date, and then to reduce the principal payments due on the maturity date. As a result of excess cash flow during 2012, the Company will make a mandatory prepayment of approximately $33.8 million in the first quarter of 2013.

The Company used the proceeds from the Term Loan B-2, together with cash on hand to repay the remaining outstanding balance on the Company’s then-existing $2.0 billion first lien Term Loan B (the “Term Loan B”) and related fees and expenses.

As some of the lenders in the Term Loan B-2 are the same as the lenders in the Term Loan B, the Company analyzed the present value of the expected future cash flows under the Term Loan B and the Term Loan B-2 on a creditor by creditor basis to determine whether the cash flows were substantially different. As a result of this analysis, a portion of the Term Loan B was accounted for as an extinguishment of debt as the expected cash flows were substantially different while the remainder was accounted for as a modification as the expected cash flows were not substantially different.

The Company recognized a $1.3 million loss on the portion of the Term Loan B which was accounted for as a loss on extinguishment of debt. This included approximately $634,000 of unamortized debt issuance costs, approximately $631,000 of unamortized discount and approximately $10,000 of fees and expenses associated with the extinguishment.

Other Long-Term Debt

In February 2012, the Company executed a new term loan facility with a syndicate of banks for an aggregate principal amount of $300.0 million due February 26, 2017 (the “Holdings Term Loan”). The Holdings Term Loan was issued with an original issue discount of approximately $6.1 million, or approximately 2.0%, which will be accreted as a component of interest expense using the effective interest method over the term of the Holdings Term Loan. Interest on the Holdings Term Loan is payable quarterly and the Company is required to pay interest on the Holdings Term Loan entirely in cash unless certain conditions are satisfied in which case the Company is entitled to pay all or a portion of the interest for such interest period by increasing the principal amount of the Holdings Term Loan, such increase being referred to as paid-in-kind interest (“PIK Interest”). The conditions to paying PIK Interest relate primarily to the amount of cash that the Company has available to make a cash interest payment, including the amount of cash that its wholly-owned subsidiary, Quintiles Transnational, is permitted to make available to the Company under the terms of its credit facility, and also require that the Company has not paid certain dividends or made certain debt repayments during the one year period ending on the applicable interest payment date. The dividend that the Company paid to its shareholders in the fourth quarter of 2012 requires the Company to pay interest on the Holdings Term Loan entirely in cash through each interest payment date that occurs during the one year period following payment of the dividend. Cash interest on the Holdings Term Loan accrues at the rate of 7.50% per year, and PIK Interest on the Holdings Term Loan accrues at the rate of 8.25% per year. No principal payments are due until maturity on February 26, 2017. Voluntary prepayments are permitted, in whole or in part, subject to minimum prepayment requirements and a prepayment premium equal to (i) 2% of the prepaid amount, if the prepayment is made on or prior to the third anniversary of the closing date, and (ii) 1% of the prepaid amount, if the prepayment is made after the third anniversary of the closing date but on or prior to the fourth anniversary of the closing date. The Holdings Term Loan is secured by a lien on 100% of the equity interests of Quintiles Transnational. The Company capitalized approximately $6.0 million of debt issuance costs related to this transaction.

The Company used the proceeds from the Holdings Term Loan, together with cash on hand to (1) pay a dividend to its shareholders in March 2012 totaling approximately $326.1 million, (2) pay a bonus to certain option holders totaling approximately $8.9 million and (3) pay related expenses.

Debt Issuance Costs and Covenants

In connection with the long-term debt agreements, the Company had net debt issuance costs of approximately $23.6 million and $18.4 million as of December 31, 2012 and 2011, respectively, included in deposits and other assets in the accompanying consolidated balance sheets. The debt issuance costs are being amortized as a component of interest expense using the effective interest method over the term of the related debt arrangements, which range from five years to seven years.

The Company’s long-term debt agreements contain usual and customary restrictive covenants that, among other things, place limitations on its ability to declare dividends and make other restricted payments; prepay, redeem or purchase debt; incur liens; make loans and investments; incur additional indebtedness; amend or otherwise alter debt and other material documents; engage in mergers, acquisitions and asset sales; transact with affiliates; and engage in businesses that are not related to the Company’s existing business. During the three year period ended December 31, 2012, the Company was in compliance with the debt covenants.

12.  Leases

The Company leases certain office space and equipment under operating leases. The leases expire at various dates through 2029 with options to cancel certain leases at various intervals. Rental expenses under these agreements were $117.6 million, $124.5 million and $112.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company leases certain assets, primarily vehicles, under capital leases. Capital lease amortization is included with costs of revenues and accumulated depreciation on the accompanying financial statements.

The following is a summary of future minimum payments under capital and operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2012 (in thousands):

	Capital Leases	Operating Leases
2013	$129	$102,331
2014	117	80,451
2015	55	60,934
2016	—	49,543
2017	—	38,613
Thereafter	—	102,997

Total minimum lease payments	301	$434,869

Amounts representing interest	(21)

Present value of net minimum payments	280
Current portion	(116)

Long-term capital lease obligations	$164

13.  Shareholders’ Deficit

The Company is authorized to issue 1.0 million shares of preferred stock, $0.01 per share par value. No shares of preferred stock were issued and outstanding as of December 31, 2012 or 2011.

In October 2012, the Company’s Board of Directors declared a $2.09 per share dividend to shareholders of record on October 24, 2012. The dividend totaled approximately $241.7 million and was paid on November 1, 2012.

In February 2012, the Company’s Board of Directors declared a $2.82 per share dividend to shareholders of record on February 29, 2012. The dividend totaled approximately $326.1 million and was paid on March 9, 2012.

In June 2011, the Company’s Board of Directors declared a $2.48 per share dividend to shareholders of record on June 7, 2011. The dividend totaled approximately $288.3 million and was paid on June 10, 2011.

In November 2010, the Company’s Board of Directors declared a $0.58 per share dividend to shareholders of record on November 16, 2010. The dividend totaled approximately $67.5 million and was paid on December 1, 2010.

14.  Management Fees

In January 2008, the Company agreed to pay an annual management service fee of $5.0 million in the aggregate to (i) GF Management Company, LLC; (ii) Bain Capital Partners, LLC; (iii) TPG Capital, LP; (iv) 3i Corporation; (v) Cassia Fund Management Pte Ltd; and (vi) Aisling Capital, LLC (“Aisling Capital”). Of this amount, Aisling Capital receives $150,000 annually for so long as the Company’s Investment Committee includes a member nominated by Aisling Capital. The remaining approximately $4.9 million of the annual management service fee is paid to the other managers each year, in advance and in equal quarterly installments, in proportion to each manager’s (or such manager’s affiliates’) respective share ownership in the Company. The annual management service fee is subject to upward adjustment each year effective as of March 31 based on any increase in the Consumer Price Index for the preceding calendar year. The initial term of the agreement extended through December 31, 2010, after which it automatically renews for an additional year unless written notice is provided or other conditions are met. For the years ended December 31, 2012, 2011 and 2010, the Company expensed $5.3 million, $5.2 million and $5.2 million, respectively, in management fees under this arrangement.

15.  Business Combinations

Expression Analysis, Inc.

On August 10, 2012, the Company completed the acquisition of Expression Analysis, Inc. (“EA”) through the purchase of 100% of EA’s outstanding stock for $39.7 million in cash and contingent consideration in the form of a potential earn-out payment of up to $3.5 million. The earn-out payment is contingent upon the achievement of certain revenue and earnings targets during the 24 month period following closing. The Company recognized a liability of approximately $2.0 million as the estimated acquisition date fair value of the earn-out, which is included in accrued expenses on the accompanying consolidated balance sheet. Any change in the fair value of the earn-out subsequent to the acquisition date will be recognized in earnings in the period of the change. EA, based in the United States, provides genomic sequencing, gene expression, genotyping and bioinformatics services to biopharmaceutical companies, diagnostic test developers, government agencies and academic laboratories. The Company acquired EA to complement its current laboratory services by adding expertise in genetic sequencing and advanced bioinformatics.

The acquisition of EA was accounted for as a business combination and, accordingly, the assets acquired and the liabilities assumed have been recorded at their respective fair values as of the acquisition date. In connection with the acquisition of EA, the Company recorded approximately $28.2 million of goodwill which was assigned to the Product Development segment and is not deductible for income tax purposes. In addition, the Company recorded approximately $9.5 million of identifiable definite-lived intangible assets consisting of $9.0 million for customer relationships, $290,000 for the EA trade name and $170,000 for acquired contract backlog. The definite-lived intangible assets are being amortized over a weighted average estimated useful life of approximately 11 years.

The following table summarizes the preliminary estimated fair value of the net assets acquired of EA at the date of the acquisition (in thousands):

Assets acquired:
Cash and cash equivalents	$441
Accounts receivable and unbilled services	1,920
Other current assets	2,952
Property and equipment	4,731
Goodwill	28,201
Other identifiable intangibles, net	9,460
Liabilities assumed:
Accounts payable and accrued expenses	(3,574)
Unearned income	(411)
Other current liabilities	(101)
Other long-term liabilities	(1,933)

Net assets acquired	$41,686

Advion BioServices, Inc.

On November 4, 2011, the Company completed the acquisition of Advion BioServices, Inc. (“Advion”) effected through a merger for $54.9 million in cash and contingent consideration in the form of a potential earn-out payment. The earn-out payment is capped at $5.0 million, is payable in 2013 and is contingent upon the achievement of certain earnings targets during the year ending December 31, 2012. The Company recognized a liability of approximately $1.5 million as the estimated acquisition date fair value of the earn-out, which was included in accrued expenses on the accompanying consolidated balance sheet as of December 31, 2011. Any change in the fair value of the earn-out subsequent to the acquisition date will be recognized in earnings in the period of the change. Advion is a bioanalytical laboratory based in the United States providing good laboratory practice, pharmacokinetic/pharmacodynamic (“PK/PD”) testing and other services. The Company acquired Advion to move into emerging and fast-growing market segments including biomarkers and other advanced testing segments by offering services such as biomarker discovery and testing, molecular screening, drug discovery and metabolism, immunoassay, plus broaden its laboratory services offerings to include PK/PD testing.

The acquisition of Advion was accounted for as a business combination and, accordingly, the assets acquired and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date. In connection with the acquisition of Advion, the Company recorded approximately $28.0 million of goodwill which was assigned to the Product Development segment and is not deductible for income tax purposes. In addition, the Company recorded approximately $12.1 million of identifiable definite-lived intangible assets consisting primarily of $9.4 million for customer relationships and $2.5 million for acquired backlog. The definite-lived intangible assets are being amortized over a weighted average estimated useful life of approximately 8 years.

The following table summarizes the estimated fair value of the net assets acquired of Advion at the date of acquisition (in thousands):

Assets acquired:
Accounts receivable and unbilled services	$6,193
Other current assets	1,015
Property and equipment	8,292
Goodwill	27,995
Other identifiable intangibles, net	12,120
Deferred tax asset – non current	9,468
Liabilities assumed:
Accounts payable and accrued expenses	(1,731)
Unearned income	(1,077)
Other current liabilities	(5,583)
Other long-term liabilities	(282)

Net assets acquired	$56,410

Outcome Sciences, Inc.

On October 19, 2011, the Company completed the acquisition of Outcome through the purchase of 100% of Outcome’s outstanding stock and cancellation of all of Outcome’s outstanding stock options for approximately $177.0 million (including $12.1 million of acquired cash). Outcome is headquartered in Cambridge, Massachusetts and is a provider of observational research services which encompasses registries, post-approval research and quality improvement initiatives across multiple healthcare stakeholders including biopharmaceutical, medical device, government and providers. The Company acquired Outcome to strengthen its observational and real world research services by offering global reach, robust dedicated resources and specialization.

The acquisition of Outcome was accounted for as a business combination and, accordingly, the assets acquired and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date. In connection with the acquisition of Outcome, the Company recorded approximately $130.8 million of goodwill which was assigned to the Product Development segment and is not deductible for income tax purposes. In addition, the Company recorded approximately $45.9 million of identifiable definite-lived intangible assets consisting of $27.6 million for customer relationships, $11.8 million for acquired backlog,

$4.9 million for the Outcome trade name and $1.6 million for non-compete agreements. The definite-lived intangible assets are being amortized over a weighted average estimated useful life of approximately 9 years.

The following table summarizes the estimated fair value of the net assets acquired of Outcome at the date of acquisition (in thousands):

Assets acquired:
Cash and cash equivalents	$12,128
Accounts receivable and unbilled services	14,076
Other current assets	5,404
Property and equipment	2,610
Goodwill	130,762
Other identifiable intangibles, net	45,900
Other assets	480
Liabilities assumed:
Accounts payable and accrued expenses	(3,186)
Unearned income	(11,953)
Other current liabilities	(3,566)
Deferred income tax – long-term portion	(15,635)

Net assets acquired	$177,020

VCG

On October 18, 2011, the Company completed the acquisition of VCG&A, Inc. and its wholly owned subsidiary, VCG-BIO, Inc. (collectively, “VCG”), through the purchase of 100% of VCG’s outstanding stock for $8.7 million in cash and contingent consideration in the form of potential annual earn-out payments totaling up to $6.0 million contingent upon the achievement of certain revenue targets during the three years following closing. The Company recognized a liability of approximately $4.6 million as the estimated acquisition date fair value of the earn-out, which was included in accrued expenses on the accompanying consolidated balance sheet. Any change in the fair value of the earn-out subsequent to the acquisition date will be recognized in earnings in the period of the change. VCG is a company based in the United States specializing in partnerships with biopharmaceutical and other life sciences companies to augment their commercial success. The Company acquired VCG to strengthen its comprehensive commercial services in sales and brand solutions, product distribution and market access.

The acquisition of VCG was accounted for as a business combination and, accordingly, the assets acquired and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date. In connection with the acquisition of VCG, the Company recorded approximately $10.8 million of goodwill which was assigned to the Integrated Healthcare Services segment and is not deductible for income tax purposes. In addition, the Company recorded approximately $3.6 million of identifiable definite-lived intangible assets consisting primarily of $2.1 million for non-compete agreements and $1.0 million for customer relationships. The definite-lived intangible assets are being amortized over a weighted average estimated useful life of approximately 4 years.

The following table summarizes the estimated fair value of the net assets acquired of VCG at the date of acquisition (in thousands):

Assets acquired:
Cash and cash equivalents	$277
Accounts receivable and unbilled services	934
Other current assets	363
Property and equipment	73
Goodwill	10,810
Other identifiable intangibles, net	3,559
Liabilities assumed:
Accounts payable and accrued expenses	(1,132)
Unearned income	(176)
Other current liabilities	(87)
Other long-term liabilities	(1,282)

Net assets acquired	$13,339

During 2012 and 2011, the Company incurred $147,000 and $1.9 million, respectively, of acquisition-related expenses which are included in selling, general and administrative expenses on the accompanying consolidated statements of income. The pro forma results and the revenues and earnings of the acquired businesses are immaterial for separate disclosure.

16.  Restructuring

2012 Plan

In May 2012, the Company’s Board of Directors approved a restructuring plan of up to $20.0 million to reduce anticipated overcapacity and to rationalize the number of non-billable support roles. The restructuring action is expected to result in a reduction of approximately 280 positions, primarily in Europe. The Company has recognized approximately $20.0 million of total restructuring costs related to this plan during the year ended December 31, 2012. All of the restructuring costs are related to severance costs, with approximately $12.5 million and $4.1 million related to activities in the Product Development segment and the Integrated Healthcare Services segment, respectively. The remaining charge of approximately $3.4 million is related to corporate activities. Restructuring costs are not allocated to the Company’s reportable segments as they are not part of the segment performance measures regularly reviewed by management.

2011 Plan

In July 2011, the Company initiated a restructuring plan to reduce its overcapacity within the Product Development segment and the Integrated Healthcare Services segment and to rationalize the number of its non-billable support roles, which resulted in a reduction of approximately 290 employees, primarily in North America and Europe. Since July 2011, the Company has recognized approximately $22.0 million of restructuring costs related to this plan, including reversals of approximately $960,000 related to a change in estimate during 2012. The reversals were primarily due to the redeployment of staff and higher than expected voluntary terminations. Of the $22.0 million in total restructuring costs recognized for this plan, approximately $17.8 million and $3.2 million were related to activities in the Product Development segment and the Integrated Healthcare Services segment, respectively. The remaining charges of approximately $1.0 million were related to activities in corporate and cost centers. Restructuring costs are not allocated to the Company’s reportable segments as they are not part of the segment performance regularly reviewed by management.

2010 Plans

In May 2010, the Company’s Board of Directors approved the Company’s productivity improvement plan to better align resources with its backlog and strategic direction. Since May 2010, the Company has recognized approximately $12.0 million of total restructuring costs for the May 2010 plan, including a reversal of approximately $1.1 million related to a change in estimate during 2011. The reversals were primarily due to the redeployment of staff and higher than expected voluntary terminations. Of the $12.0 million in total restructuring costs recognized for this plan, approximately $11.7 million and $279,000 were related to activities in the Product Development segment and the Integrated Healthcare Services segment, respectively. Restructuring costs are not allocated to the Company’s reportable segments as they are not part of the segment performance measure regularly reviewed by management.

In December 2010, the Company’s Board of Directors approved a follow-on productivity improvement plan of up to $12.0 million to the plan approved in May 2010 as discussed above. During 2010, the Company recognized a $9.8 million restructuring charge for the follow-on plan. During 2011, the Company recognized $263,000 of restructuring costs, net of reversals, for the follow-on plan. The reversals were primarily due to the redeployment of staff and higher than expected voluntary terminations. Of the $10.1 million in total restructuring costs recognized for the follow-on plan, approximately $4.0 million and $3.2 million were related to activities in the Product Development segment and the Integrated Healthcare Services segment, respectively. The remaining charges of approximately $3.0 million were related to activities in corporate and cost centers. Restructuring costs are not allocated to the Company’s reportable segments as they are not part of the segment performance measure regularly reviewed by management.

Summary

As of December 31, 2012, the following amounts were recorded for the restructuring plans discussed above (in thousands):

	Balance at December 31, 2011	Severance and Related Costs			Exit Costs			Balance at December 31, 2012
		Expense, Net of Reversals	Payments	Foreign Currency Translation	Expense, Net of Reversals	Payments	Foreign Currency Translation
2012 Plan	$—	$19,997	$(9,028)	$251	$—	$—	$—	$11,220
2011 Plan	12,522	(1,901)	(5,149)	52	941	(5,304)	73	1,234
Prior Year Plans	2,338	(268)	(1,727)	15	(28)	—	—	330

	$14,860	$17,828	$(15,904)	$318	$913	$(5,304)	$73	$12,784

The Company expects the majority of the remaining restructuring accruals to be paid during 2013.

As of December 31, 2011, the following amounts were recorded for the restructuring plans discussed above (in thousands):

	Balance at December 31, 2010	Severance and Related Costs			Exit Costs			Balance at December 31, 2011
		Expense, Net of Reversals	Payments	Foreign Currency Translation	Expense, Net of Reversals	Payments	Foreign Currency Translation
2011 Plan	$—	$14,619	$(5,786)	$(670)	$8,354	$(3,995)	$—	$12,522
2010 Plans	12,621	(857)	(10,174)	269	—	—	—	1,859
Prior Year Plans	486	—	(4)	2	—	(5)	—	479

	$13,107	$13,762	$(15,964)	$(399)	$8,354	$(4,000)	$—	$14,860

17.  Commercial Rights and Royalties

Co-Promotion Agreement with Lilly

In July 2002, the Company entered into an agreement with Eli Lilly and Company (“Lilly”) to support Lilly in its commercialization efforts for Cymbalta® in the United States. Under the terms of the agreement, the Company provided, at its expense, sales representatives to supplement the extensive Lilly sales force in the promotion of Cymbalta® in the primary sales position for the five years following product launch. The Company also made marketing and milestone payments to Lilly between 2002 and 2005 totaling $110 million. In return for the primary sales position for Cymbalta® and the marketing and milestone payments, Lilly paid to the Company 8.25% of Cymbalta® sales in the United States for depression and other neuroscience indications for years one through five followed by a 3.0% royalty for years six through eight. The Company recorded services revenues from the Cymbalta® royalties, net of amortization of the marketing and milestone payments, of $66.5 million for the year ended December 31, 2010. The Company did not record any service revenues from Cymbalta® during 2012 or 2011. The Company’s right to the royalty revenue discussed above has terminated and the continuing right is held by PharmaBio which, effective November 2010, is no longer consolidated by the Company.

18.  Impairments

The following table is a summary of the impairments recognized by the Company, including those described in Note 3 (in thousands):

	Year Ended December 31,
	2011	2010
Marketable equity and derivative securities	$—	$2,619
Non-marketable equity securities and loans	145	225

Total impairments on investments	145	2,844
Impairment of long-lived assets	12,150	—

Total impairments recognized	$12,295	$2,844

During the fourth quarter of 2011, the Company determined that indicators of impairment existed in its early clinical development service offering due to a decline in revenue as well as an increasingly competitive market for early clinical development services. Also in the fourth quarter of 2011, management approved a plan to consolidate two locations providing early clinical development services and begin implementing process changes that will reduce capacity and temporarily suspend services. Based on these changes, the Company’s estimate of the future cash flows of the related asset group was no longer sufficient to recover the asset group’s carrying value. As a result, the Company recognized an impairment charge of $12.2 million related to the write-down of these long-lived assets to estimated fair value. Estimated fair value was determined using a discounted present value approach on the asset group, which consisted of furniture and fixtures, equipment, software and leasehold improvements. The early clinical development service offering and the related asset group are part of the Product Development segment.

19.  Income Taxes

The components of income before income taxes and equity in earnings of unconsolidated affiliates are as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Domestic	$31,204	$(30,334)	$71,321
Foreign	236,224	215,009	170,406

	$267,428	$184,675	$241,727

The components of income tax expense attributable to continuing operations are as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Current expense:
Federal	$18,236	$10,324	$35,323
State	1,384	3,875	5,073
Foreign	58,712	70,905	48,240

	78,332	85,104	88,636

Deferred expense (benefit):
Federal and state	16,023	(47,517)	(7,371)
Foreign	(991)	(22,482)	(3,683)

	15,032	(69,999)	(11,054)

	$93,364	$15,105	$77,582

The differences between the Company’s consolidated income tax expense attributable to continuing operations and the expense computed at the 35% United States statutory income tax rate were as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Federal income tax expense at statutory rate	$93,600	$64,636	$84,605
State and local income taxes, net of federal benefit	(914)	3,487	1,568
Research and development	(17,096)	(14,111)	(7,850)
Foreign nontaxable interest income	(7,864)	(8,375)	(11,727)
Transaction costs	291	16,932	—
Deferred taxes recorded on foreign earnings	23,236	(33,180)	(601)
Foreign rate differential	(8,396)	145	561
Increase (decrease) in valuation allowance	401	(9,939)	(3,487)
Effect of changes in apportionment and tax rates	1,872	663	(639)
Foreign tax contingencies	104	(16,609)	4,595
Future foreign branch earnings	858	7,249	—
Other	7,272	4,207	10,557

	$93,364	$15,105	$77,582

The undistributed earnings of most of the Company’s foreign subsidiaries are not considered indefinitely reinvested. Accordingly, the Company has recorded a deferred income tax liability associated with these foreign earnings considered not to be indefinitely reinvested. Undistributed earnings of the Company’s foreign subsidiaries amounted to approximately $517.7 million at December 31, 2012. Approximately $356.2 million of this total is not considered to be indefinitely reinvested and would be taxable upon repatriation. The Company has recorded a deferred income tax liability, net of foreign income tax credits that would be generated upon repatriation, of $45.0 million as of December 31, 2012 associated with those earnings based upon the United States federal income tax rate. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both United States income taxes (subject to an adjustment for foreign tax credits, if available) and withholding taxes payable to the various countries in which the Company’s foreign subsidiaries are located. Historically, the calculation of this deferred income tax liability had been determined (calculated) based upon the Company receiving a deduction for the foreign taxes associated with these undistributed earnings, as this is the position the Company has previously taken on its United States federal income tax returns. As the result of increased profitability within the United States, the Company determined in

2009 that it would elect to take a credit for foreign taxes paid on its future United States federal income tax returns. As a result of this change, the Company reduced its deferred income tax liability associated with these undistributed foreign earnings by $35.1 million during the fourth quarter of 2009. In years prior to 2009, the Company elected to deduct on its United States income tax returns the actual foreign taxes associated with repatriated foreign earnings instead of treating these taxes as credits. As of the fourth quarter of 2009 and throughout 2010, the Company could not support amending prior year income tax returns to recognize potential past tax credits based on projections of foreign source income. However, as a result of the favorable impacts from the refinancing transaction in 2011 discussed in Note 11 coupled with continued improvement in its foreign source income, the Company concluded that it will be able to receive an income tax benefit if it amended its prior year income tax returns and claimed foreign tax credits rather than foreign tax deductions as were taken previously. As a result, the Company’s effective income tax rate for the year ended December 31, 2011 was positively impacted by a $48.7 million income tax benefit for this change in estimate.

The income tax effects of temporary differences from continuing operations that give rise to significant portions of deferred income tax (liabilities) assets are presented below (in thousands):

	December 31,
	2012	2011
Deferred income tax liabilities:
Undistributed foreign earnings	$(44,972)	$(17,532)
Depreciation and amortization	(64,573)	(58,713)
Other	(12,984)	(10,603)

Total deferred income tax liabilities	(122,529)	(86,848)
Deferred income tax assets:
Net operating loss, capital loss and foreign tax credit carryforwards	82,745	84,779
Unrealized loss on investments	12,695	10,029
Accrued expenses and unearned income	22,614	23,092
Employee benefits	120,603	107,191
Other	10,347	7,934

	249,004	233,025
Valuation allowance for deferred income tax assets	(32,344)	(31,669)

Total deferred income tax assets	216,660	201,356

Net deferred income tax assets	$94,131	$114,508

The Company has net operating loss and capital loss carryforwards of approximately $38.4 million in various entities within the United Kingdom which have no expiration date and has $70.2 million of net operating loss and capital loss carryforwards from various foreign jurisdictions which have different expiration periods. The Company has United States net operating loss carryforwards of $25.5 million, which were obtained through the acquisitions of Advion and EA during 2011 and 2012, respectively, and expire through 2023. These losses are subject to IRC Section 382 limitations; however, management expects all losses to be utilized during the carryforward periods. In addition, the Company has approximately $25.4 million of United States foreign income tax credit carryforwards which expire through 2019, $4.3 million of United States capital loss carryforwards which expire in 2016, and $113.1 million of United States state operating loss and capital loss carryforwards which expire through 2032.

During 2012, the Company increased its valuation allowance $675,000 to $32.3 million at December 31, 2012 from $31.7 million at December 31, 2011. The valuation allowance is primarily related to loss carryforwards in various foreign and state jurisdictions.

A reconciliation of the beginning and ending amount of gross unrecognized income tax benefits is presented below (in thousands):

	December 31,
	2012	2011	2010
Balance at January 1	$41,371	$49,532	$33,412
Additions based on tax positions related to the current year	891	1,416	1,601
Additions for income tax positions of prior years	2,230	2,039	15,239
Impact of changes in exchange rates	118	(286)	673
Settlements with tax authorities	(179)	(165)	(868)
Reductions for income tax positions of prior years	(63)	(1,052)	(67)
Reductions due to the lapse of the applicable statute of limitations	(975)	(10,113)	(458)

Balance at December 31	$43,393	$41,371	$49,532

As of December 31, 2012, the Company had total gross unrecognized income tax benefits of $43.4 million associated with over 50 jurisdictions in which the Company conducts business. This amount includes $33.2 million of unrecognized benefits that, if recognized, would reduce the Company’s effective income tax rate. This amount excludes $2.8 million of accrued interest and penalties.

The Company’s policy for recording interest and penalties relating to uncertain income tax positions is to record them as a component of income tax expense in the accompanying consolidated statements of income. During 2012, 2011 and 2010, the amount of interest and penalties recorded as an addition (reduction) to income tax expense in the accompanying consolidated statements of income was $796,000, ($9.4) million and $2.1 million, respectively. As of December 31, 2012 and 2011, the Company accrued approximately $2.8 million and $2.0 million, respectively, of interest and penalties.

The Company believes that it is reasonably possible that a decrease of up to $2.7 million in unrecognized income tax benefits for federal, state and foreign exposure items may be necessary within the next 12 months due to lapse of statutes of limitations. The Company believes that it is reasonably possible that a decrease of up to $490,000 in unrecognized benefits for state and foreign items may be necessary within the next 12 months due to payments. For the remaining uncertain income tax positions, it is difficult at this time to estimate the timing of the resolution.

The Company conducts business globally and, as a result, files income tax returns in the United States federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. The following table summarizes the tax years that remain open for examination by tax authorities in the most significant jurisdictions in which the Company operates:

United States	2001-2011
Japan	2007-2011
United Kingdom	2008-2011

In certain of the jurisdictions noted above, the Company operates through more than one legal entity, each of which has different open years subject to examination. The table above presents the open years subject to examination for the most material of the legal entities in each jurisdiction. Additionally, it is important to note that tax years are technically not closed until the statute of limitations in each jurisdiction expires. In the jurisdictions noted above, the statute of limitations can extend beyond the open years subject to examination.

Due to the geographic breadth of the Company’s operations, numerous tax audits may be ongoing throughout the world at any point in time. Income tax liabilities are recorded based on estimates of additional income taxes which will be due upon the conclusion of these audits. Estimates of these income tax liabilities are made based upon prior experience and are updated in light of changes in facts and circumstances. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in liabilities which could be materially different from these estimates. In such an event, the Company will record additional income tax expense or income tax benefit in the period in which such resolution occurs.

The Company has a tax holiday for Quintiles East Asia Pte. Ltd. in Singapore through June 2015, provided the Company maintains specific levels of spending and employment. The income tax benefit of this holiday was approximately $460,000, $400,000 and $133,000 in 2012, 2011 and 2010, respectively. The Company also had a tax holiday for Outcome Europe Sarl in Switzerland for 2012 and 2011. The Company is in the process of renewing this tax holiday for an additional five years through 2018. The income tax benefit of this holiday was approximately $30,000 and $53,000 in 2012 and 2011, respectively. The tax holidays do not have a notable impact on earnings per share.

20.  Employee Benefit Plans

The Company has numerous employee retirement benefit plans, which cover substantially all eligible employees in the countries where the plans are offered either voluntarily or statutorily. Contributions are primarily discretionary, except in some countries where contributions are contractually required.

Defined Contribution Plans

Defined contribution or profit sharing style plans are offered in Austria, Belgium, Bulgaria, Canada, the Czech Republic, Denmark, Finland, France, Germany, Hungary, India, Ireland, Israel, Malaysia, the Netherlands, Poland, Slovakia, South Africa, Sweden, Switzerland, Thailand, the United States and the United Kingdom. In some cases these plans are required by local laws or regulations.

In the United States, the Company has a 401(k) Plan under which the Company matches employee deferrals at varying percentages, set at the discretion of the Board of Directors. For the years ended December 31, 2012, 2011 and 2010, the Company expensed $24.3 million, $19.9 million and $19.8 million, respectively, related to matching contributions.

Defined Benefit Plans

Defined benefit plans are offered in Austria, France, Germany, India, Japan, Mexico, Philippines and the United Kingdom. The following table summarizes the components of pension expense related to these defined benefit plans (in thousands):

	Year Ended December 31,
	2012	2011	2010
Service cost	$13,839	$11,939	$9,755
Interest cost	3,775	3,762	3,419
Expected return on plan assets	(2,822)	(3,048)	(2,566)
Amortization of transition asset or obligation	411	413	404
Amortization of actuarial losses	758	902	745

	$15,961	$13,968	$11,757

The Company expects to recognize approximately $380,000 and $845,000 in its pension expense during 2013 related to the amortization of prior service costs and net actuarial losses, respectively.

The weighted-average assumptions used in determining pension expense were as follows:

	Year Ended December 31,
	2012	2011	2010
Discount rate	3.32%	3.68%	4.13%
Rate of compensation increases	4.96%	4.96%	4.83%
Expected return on plan assets	5.23%	6.17%	6.26%

The following table summarizes financial information about the Company’s defined benefit plans as measured on December 31 (in thousands):

	2012	2011
Projected benefit obligation January 1	$118,076	$104,368
Service costs	13,839	11,939
Interest cost	3,775	3,762
Expected return on plan assets	(2,822)	(3,048)
Actuarial losses	9,469	6,592
Benefits paid	(7,132)	(6,622)
Foreign currency fluctuations and other	(4,882)	1,085

Projected benefit obligation December 31	$130,323	$118,076

Plan assets at fair value, January 1	$55,590	$51,055
Actual return on plan assets	4,551	4,380
Contributions	12,935	7,180
Benefits paid	(7,132)	(6,622)
Foreign currency fluctuations and other	2,314	(403)

Plan assets at fair value, December 31	$68,258	$55,590

Unfunded balance	$62,065	$62,486

The accumulated benefit obligation for all defined benefit plans was approximately $111.7 million and $100.4 million as of December 31, 2012 and 2011, respectively.

As of December 31, 2012, the projected benefit obligation and accumulated benefit obligation for the defined benefit plans with accumulated benefit obligations in excess of plan assets were $71.0 million and $57.2 million, respectively, and were primarily related to unfunded plans. As of December 31, 2011, the projected benefit obligation and accumulated benefit obligation for the defined benefit plans with accumulated benefit obligations in excess of plan assets were $68.7 million and $53.8 million, respectively, and were related to unfunded plans. As of December 31, 2012 and 2011, the projected benefit obligation exceeded the fair value of the plan assets for each defined benefit plan except for the defined benefit plan in the United Kingdom.

The following table summarizes the amounts recognized in the consolidated balance sheets related to the defined benefit plans as of December 31 (in thousands):

	2012	2011
Deposits and other assets	$10,523	$6,063
Accrued expenses	9,787	9,977
Other long-term liabilities	62,801	58,572
Accumulated other comprehensive income	$(8,235)	$(4,788)

The following table summarizes the amounts recognized in accumulated other comprehensive income related to the defined benefit plans (in thousands):

	Prior Service Costs	Actuarial Net (Gain) Loss	Deferred Income Taxes	Total
Balance as of December 31, 2010	$(1,267)	$(3,120)	$2,796	$(1,591)
Reclassification adjustments included in pension expense:
Amortization	413	902	(553)	762
Amounts arising during the period:
Tax rate adjustments	—	—	(491)	(491)
Actuarial changes in benefit obligation	—	(1,716)	464	(1,252)

Balance as of December 31, 2011	(854)	(3,934)	2,216	(2,572)
Reclassification adjustments included in pension expense:
Amortization	411	758	(446)	723
Amounts arising during the period:
Tax rate adjustments	—	—	(52)	(52)
Actuarial changes in benefit obligation	—	(4,616)	1,496	(3,120)

Balance as of December 31, 2012	$(443)	$(7,792)	$3,214	$(5,021)

The following table summarizes the weighted-average assumptions used in determining the pension obligations as of December 31:

	Year Ended December 31,
	2012	2011
Discount Rate	3.06%	3.32%
Rate of compensation increases	4.74%	4.96%

The discount rate represents the interest rate used to determine the present value of the future cash flows currently expected to be required to settle the Company’s defined benefit plan obligations. The discount rates are derived using weighted average yield curves on AA-rated corporate bonds. The cash flows from the Company’s expected benefit obligation payments are then matched to the yield curve to derive the discount rates.

The Company’s assumption for the expected return on plan assets was determined by the weighted average of the long-term expected rate of return on each of the asset classes invested as of the balance sheet date. For plan assets invested in bonds (primarily government bonds), the expected return was based on the yields on the relevant indices as of the balance sheet date. There is considerable uncertainty for the expected return on plan assets invested in equity and diversified growth funds. The expected return on these plan assets was based on the expected return on long-term fixed interest rate government bonds as of the balance sheet date with a premium of 3% to 4% added to reflect the expected long-term returns expected from these types of investments.

The Company’s investment objective for defined benefit plan assets is to meet the plan’s benefit obligations and maintaining adequate funding, while minimizing the potential for future required Company contributions. The defined benefit plans in the United Kingdom and India are funded. The plan assets of the defined benefit plans in India are held in a fund which holds debt investments, primarily government bonds in accordance with local laws and regulations. The plan assets of the defined benefit plan in the United Kingdom are primarily held in funds which hold investments in government bonds and equity investments. The equity investments are diversified to include domestic (United Kingdom) and global equity investments. A “horizon based” approach is used to determine the asset allocation. Funds intended to meet the plan’s benefit obligation payments in a horizon period are invested in low risk assets such as bond investments. Funds intended to meet the plan’s benefit obligation payments outside of the horizon period are invested in more volatile assets which are expected to provide a higher return such as equity investments. The Company’s target allocation percentage is approximately 60% in bond investments and 40% in equity investments.

The Company’s plan assets have been identified within the fair value hierarchy as Level 2. Funds are valued using the net asset value reported by the managers of the funds. The following table summarizes the fair value of the Company’s defined benefit plans assets as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Funds that hold debt investments primarily government bonds	$31,315	$27,219
Funds that hold United Kingdom equity investments	22,924	19,355
Funds that hold global equity investments	9,730	8,037
Diversified growth fund	3,238	—
Other	1,051	979

Total	$68,258	$55,590

The Company estimates that it will make contributions totaling approximately $13.5 million to the defined benefit plans during 2013.

The following table summarizes the Company’s expected benefit payments under the defined benefit plans for each of the next five years and the aggregate of the five years thereafter (in thousands):

2013	$6,373
2014	7,343
2015	7,907
2016	8,311
2017	9,408
Years 2018 through 2022	58,413

$97,755

Stock Incentive Plans

The 2003 Stock Incentive Plan provides incentives to eligible employees, officers and directors in the form of incentive stock options, non-qualified stock options and restricted stock. The Board of Directors determines the option price at the date of grant. Options granted under the 2003 Stock Incentive Plan vest 20% per year and expire 10 years from the date of grant. As of December 31, 2012, there were 213,903 shares available for future grants under the 2003 Stock Incentive Plan.

The 2008 Stock Incentive Plan provides incentives to eligible employees, officers and directors in the form of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, covered annual incentive awards, cash-based awards and other share-based awards, in each case subject to the terms of the 2008 Stock Incentive Plan. The Board of Directors determines the option price at the date of grant. Options granted under the 2008 Stock Incentive Plan expire 10 years from the date of grant. During 2011 and 2010 and through July 2012, options were granted to employees with a vesting schedule of 20% per year beginning on the first anniversary of the grant. Beginning in August 2012, options were granted to employees with a vesting schedule of 25% per year beginning on the first anniversary of the grant. Additionally, an option to acquire 38,580 shares of the Company’s stock was granted to the Company’s Chief Executive Officer on May 31, 2012 which vests monthly over three years. As of December 31, 2012, there were 807,787 shares available for future grants under the 2008 Stock Incentive Plan.

The Company’s stock option activity during the year ended December 31, 2012 is as follows:

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
	(in thousands)
Outstanding at December 31, 2011	8,826,020	$18.20	$67,393
Granted	3,008,080	24.35
Exercised	(425,530)	15.00
Canceled	(353,880)	19.52

Outstanding at December 31, 2012	11,054,690	$17.17	$142,626

The weighted average fair value per share of the options granted during 2012, 2011 and 2010 was $6.34, $6.73 and $6.47, respectively. The total intrinsic value of options exercised was approximately $4.6 million, $1.5 million and $7.7 million during 2012, 2011 and 2010, respectively. The Company received cash of approximately $2.5 million, $1.1 million and $67,000 during 2012, 2011 and 2010, respectively, from options exercised.

Selected information regarding the Company’s stock options as of December 31, 2012 is as follows:

Options Outstanding				Options Exercisable
Number of Options	Exercise Price Range	Weighted Average Exercise Price	Weighted Average Remaining Life (in Years)	Number of Options	Weighted Average Exercise Price
3,231,700	$4.52 – $ 13.06	$10.66	5.02	3,083,700	$10.66
2,542,630	$13.40 – $ 15.88	$15.15	5.79	2,148,850	$15.25
2,257,355	$17.11 – $ 21.20	$19.20	7.92	884,775	$18.81
2,959,505	$21.22 – $ 24.59	$24.27	9.49	39,498	$22.92
63,500	$25.64 – $ 25.64	$25.64	9.85	—	$—

The weighted average remaining contractual life of the options outstanding and exercisable as of December 31, 2012 is 7.01 years and 5.57 years, respectively. The total aggregate intrinsic value of the exercisable stock options and the stock options expected to vest as of December 31, 2012 was approximately $140.8 million.

In connection with the November 2012 per share dividend discussed further in Note 13, the Company’s Board of Directors authorized a $2.09 per share reduction in the exercise price of certain non-vested and vested options outstanding on October 24, 2012. As such, the Company repriced 10,166,820 options previously granted to 228 employees and directors. The other terms, including the vesting schedules, remained unchanged. The aggregate incremental share-based compensation expense resulting from the modification of these outstanding stock options was approximately $11.4 million, of which approximately $9.2 million was recognized during the three months ended December 31, 2012, and the remaining $2.2 million is being recognized over the remaining vesting periods of the respective stock options.

In connection with the February 2012 per share dividend discussed further in Note 13, the Company’s Board of Directors authorized a $2.82 per share reduction in the exercise price of all non-vested options and certain vested options outstanding on February 29, 2012. As such, the Company repriced 5,561,700 options previously granted to 222 employees and directors. The other terms, including the vesting schedules, remained unchanged. The aggregate incremental share-based compensation expense resulting from the modification of these outstanding stock options was approximately $7.1 million, of which approximately $4.5 million was recognized during the three months ended March 31, 2012, and the remaining $2.6 million is being recognized over the remaining vesting periods of the respective stock options.

In connection with the June 2011 per share dividend discussed further in Note 13, the Company’s Board of Directors authorized a $2.48 per share reduction in the exercise price of all non-vested options outstanding on June 7, 2011. As such, the Company repriced 3,803,120 options for 199 employees and directors. The other terms of the options, including the vesting schedules, remained unchanged as a result of the repricing. As of the date of the repricing, the Company did not recognize any incremental expense as only non-vested options were repriced.

In 2012, the Company granted 99,050 cash-settled stock appreciation rights to certain of its employees, of which 94,250 were outstanding as of December 31, 2012. The stock appreciation rights require the Company to settle in cash an amount equal to the difference between the fair value of the Company’s common stock on the date of exercise and the grant price, multiplied by the number of stock appreciation rights being exercised. These awards vest 25% per year and vested rights are exercisable on the earlier of (i) the fourth anniversary of the date of grant, (ii) an employee’s termination date (unless terminated for cause), or (iii) the effective date of a Qualifying Offering (as defined in the Company’s 2008 Stock Incentive Plan), unless otherwise determined by the Compensation Committee of the Company’s Board of Directors. In connection with the November 2012 per share dividend discussed further in Note 13, the Company’s Board of Directors authorized a $2.09 per share reduction in the exercise price of all non-vested cash-settled stock appreciation rights outstanding on October 24, 2012.

Other

The Company sponsors a supplemental non-qualified deferred compensation plan, covering certain management employees, and maintains other statutory indemnity plans as required by local laws or regulations.

As the Company has done in prior years, the Company reimburses its Executive Chairman for business-related travel services he provides for himself and other Company employees with the use of his own airplane. During the years ended December 31, 2012, 2011 and 2010, the Company expensed approximately $4.2 million, $4.9 million and $6.2 million, respectively, for such business-related travel expenses.

21.  Related Party Transactions

The Company has entered into transactions with related parties. These transactions involve funding of research and development costs which is discussed in Note 1; management fees which are discussed in Note 14; and reimbursement to the Company’s Executive Chairman for business-related travel services which is discussed in Note 20.

22.  Operations by Geographic Location

The table below presents the Company’s operations by geographical location. The Company attributes revenues to geographical locations based upon where the services are performed. The Company’s operations within each geographical region are further broken down to show each country which accounts for 10% or more of the totals (in thousands):

	Year Ended December 31,
	2012	2011	2010
Service revenues:
Americas:
United States	$1,288,990	$1,054,379	$1,093,079
Other	180,568	160,593	139,348

Americas	1,469,558	1,214,972	1,232,427
Europe and Africa:
United Kingdom	344,852	321,146	271,270
Other	1,086,065	1,052,424	955,350

Europe and Africa	1,430,917	1,373,570	1,226,620
Asia-Pacific:
Japan	500,280	449,300	376,594
Other	291,543	257,124	225,309

Asia-Pacific	791,823	706,424	601,903

	3,692,298	3,294,966	3,060,950
Reimbursed expenses	1,173,215	1,032,782	863,070

	$4,865,513	$4,327,748	$3,924,020

	As of December 31,
	2012	2011	2010
Property, equipment and software, net:
Americas:
United States	$162,365	$146,507	$145,635
Other	2,717	3,074	3,879

Americas	165,082	149,581	149,514
Europe and Africa:
United Kingdom	53,847	54,254	44,191
Other	19,549	21,477	25,121

Europe and Africa	73,396	75,731	69,312
Asia-Pacific:
Japan	17,605	17,477	16,892
Other	27,940	19,275	21,228

Asia-Pacific	45,545	36,752	38,120

	$284,023	$262,064	$256,946

23.  Segments

The following table presents the Company’s operations by reportable segment. The Company is managed through two reportable segments, Product Development and Integrated Healthcare Services. Product Development, which primarily serves biopharmaceutical customers engaged in research and development, provides clinical research and clinical trial services. Integrated Healthcare Services, which primarily serves customers outside of research and development, provides commercialization services to biopharmaceutical customers and research, analytics, outcomes research consulting, and other services to both biopharmaceutical customers and the broader healthcare market. In the year ended December 31, 2010 and prior periods, the Company had a third segment, Capital Solutions, which continues to be presented in 2010 primarily for comparability purposes. Capital Solutions, which included the results of PharmaBio until November 2010, was primarily responsible for facilitating non-traditional customer alliances. PharmaBio ceased to be consolidated in November 2010; however, due to continuing involvement, PharmaBio is not presented as a discontinued operation.

Following the deconsolidation of PharmaBio, effective January 1, 2011, the Company changed the composition of its reportable segments. Because of the change in segments, effective as of January 1, 2011, certain expenses, primarily compensation-related expenses, that previously were included in Capital Solutions have been presented in Product Development and Integrated Healthcare Services, as these expenses are now borne by these respective segments because the Company retained these expenses following the spin-off and subsequent deconsolidation of PharmaBio. For periods prior to January 1, 2011, however, these expenses continue to be presented in Capital Solutions as they represent expenses related to the operation of this segment during these periods.

During 2012, the Company reorganized its reporting structure. This change resulted in moving the Company’s outcome research related service line from the Product Development segment to the Integrated Healthcare Services segment. Segment results for all periods presented have been restated to reflect this change.

Certain costs are not allocated to the Company’s segments and are reported as general corporate and unallocated expenses. These costs primarily consist of share-based compensation and expenses for corporate overhead functions such as finance, human resources, information technology, facilities and legal. The Company does not allocate restructuring or impairment charges to its segments. Intersegment revenues have been eliminated. Information presented below is in thousands:

	Year Ended December 31, 2012
	Product Development	Integrated Healthcare Services	Eliminations	Consolidated
Service revenues	$2,728,695	$963,603	$—	$3,692,298
Reimbursed expenses	1,036,140	137,075	—	1,173,215

Total revenues	$3,764,835	$1,100,678	$—	$4,865,513

Segment income from operations	$477,855	$60,509	$—	$538,364

General corporate and unallocated expenses				(123,188)
Restructuring costs				(18,741)

Income from operations				$396,435

	Year Ended December 31, 2011
	Product Development	Integrated Healthcare Services	Eliminations	Consolidated
Service revenues	$2,437,822	$857,144	$—	$3,294,966
Reimbursed expenses	910,355	122,427	—	1,032,782

Total revenues	$3,348,177	$979,571	$—	$4,327,748

Segment income from operations	$424,741	$58,189	$—	$482,930

General corporate and unallocated expenses				(103,268)
Restructuring costs				(22,116)
Impairment charges				(12,295)

Income from operations				$345,251

	Year Ended December 31, 2010
	Product Development	Integrated Healthcare Services	Capital Solutions	Eliminations	Consolidated
Service revenues:
External	$2,209,008	$735,488	$—	$—	$2,944,496
Intersegment	12,900	39,308	—	(52,208)	—

Total net services	2,221,908	774,796	—	(52,208)	2,944,496
Commercial rights and royalties	—	48	116,406	—	116,454

Total service revenues	2,221,908	774,844	116,406	(52,208)	3,060,950
Reimbursed expenses	765,527	97,545	—	(2)	863,070

Total revenues	$2,987,435	$872,389	$116,406	$(52,210)	$3,924,020

Segment income from operations	$434,742	$41,610	$30,522	$—	$506,874

General corporate and unallocated expenses					(86,097)
Restructuring costs					(22,928)
Impairment charges					(2,844)

Income from operations					$395,005

	As of December 31,
	2012	2011	2010
Total Assets:
Product Development	$2,016,605	$1,814,062	$1,643,756
Integrated Healthcare Services	351,656	358,075	270,882
Capital Solutions	—	—	42,185
Corporate	130,892	150,780	108,064

	$2,499,153	$2,322,917	$2,064,887

	As of December 31,
	2012	2011	2010
Expenditures to acquire long-lived assets:
Product Development	$61,097	$66,415	$66,753
Integrated Healthcare Services	8,181	6,753	8,355
Corporate	2,058	2,511	5,128

	$71,336	$75,679	$80,236

Depreciation and amortization:
Product Development	$68,825	$68,029	$58,727
Integrated Healthcare Services	24,366	19,785	20,910
Capital Solutions	—	—	89
Corporate	5,097	4,190	4,491

Total depreciation and amortization	$98,288	$92,004	$84,217

24.  Earnings Per Share

The following table reconciles the basic to diluted weighted average shares outstanding (in thousands):

	Year Ended December 31,
	2012	2011	2010
Basic weighted average common shares outstanding	115,710	116,232	116,418
Effect of dilutive stock options	2,086	1,704	1,582

Diluted weighted average common shares outstanding.	117,796	117,936	118,000

Anti-dilutive weighted average outstanding stock options of approximately 2.4 million, 1.9 million and 2.0 million were not included in the diluted earnings per share calculations for the years ended December 31, 2012, 2011 and 2010, respectively, because their inclusion would have the effect of increasing the earnings per share. Stock options will have a dilutive effect under the treasury method only when the respective period’s average market value of the Company’s common stock exceeds the exercise proceeds.

Unaudited Pro Forma Earnings Per Share

The Company declared and paid dividends to shareholders of $567.9 million during 2012. Under certain interpretations of the Securities and Exchange Commission, dividends declared in the year preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividends exceeded earnings during such period. As such, the unaudited pro forma earnings per share for 2012 give effect to the number of shares whose proceeds are deemed to be necessary to pay the dividend amount that is in excess of 2012 earnings, up to the amount of shares assumed to be issued in the offering.

The below table sets forth the computation of unaudited pro forma basic and diluted earnings per share (in thousands, except per share data):

	Basic	Diluted
Net income attributable to the Company	$177,546	$177,546

Weighted average shares outstanding	115,710	117,796
Shares assumed issued in offering to pay dividends in excess of earnings (1)	10,271	10,271

Pro forma weighted average shares outstanding	125,981	128,067

Pro forma earnings per share	$1.41	$1.39

(1) Dividends declared in the past twelve months	$567,851
Net income attributable to the Company in the past twelve months	177,546

Dividendsin excess of earnings	$390,305

AssumedIPO price	$38.00

Sharesissued in the IPO to pay dividends in excess of earnings	10,271

25.   Supplemental Cash Flow Information

The following table presents the Company’s supplemental cash flow information (in thousands):

	Year Ended December 31,
	2012	2011	2010
Supplemental Cash Flow Information:
Interest paid, net of capitalized interest	$127,133	$100,906	$138,632
Capitalized interest	—	42	11
Income taxes paid, net of refunds	103,976	63,369	77,577
Non-cash Investing and Financing Activities:
Acquisition of property and equipment utilizing capital leases	5,267	5,096	3,223
Net assets, excluding cash and cash equivalents, of PharmaBio at time of deconsolidation	$—	$—	$18,971

26.   Quarterly Financial Data (Unaudited)

The following table summarizes the Company’s unaudited quarterly results of operations (in thousands, except per share data):

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(2)
Service revenues	$888,035	$944,914	$913,588	$945,761
Income from operations	91,987	100,885	109,136	94,427
Net income	42,808	47,012	51,975	34,836
Net loss attributable to noncontrolling interests	465	189	123	138
Net income attributable to Quintiles Transnational Holdings Inc.	43,273	47,201	52,098	34,974
Basic earnings per share(1)	$0.37	$0.41	$0.45	$0.30

Diluted earnings per share(1)	$0.37	$0.40	$0.44	$0.30

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Service revenues	$780,904	$822,479	$819,448	$872,135
Income from operations	82,952	82,471	73,638	106,190
Net income	32,519	40,820	42,763	124,225
Net loss attributable to noncontrolling interests	223	278	218	726
Net income attributable to Quintiles Transnational Holdings Inc.	32,742	41,098	42,981	124,951
Basic earnings per share(1).	$0.28	$0.35	$0.37	$1.08

Diluted earnings per share(1)	$0.28	$0.35	$0.36	$1.06

(1)	The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.
(2)	During the fourth quarter of 2012, the Company recorded a $6.5 million out-of-period adjustment to correct an over accrual of a customer volume rebate, $2.6 million of which related to the prior year and $3.9 million of which related to prior 2012 quarterly periods. The adjustment increased service revenues and net income for the year ended December 31, 2012 by approximately $6.5 million and $4.0 million, respectively. The Company has determined that this adjustment was not material on a quantitative or qualitative basis to any previously issued consolidated financial statements, the fourth quarter of 2012 or the consolidated financial statements for the year ended December 31, 2012.

27.    Subsequent Event

In February 2013, the Company’s Board of Directors approved a restructuring plan of up to $15.0 million to migrate the delivery of services, primarily in the Product Development segment, to countries with lower costs of doing business and to reduce anticipated overcapacity, primarily in the Integrated Healthcare Services segment. These actions are expected to occur throughout 2013 and are expected to result in severance for approximately 400 positions.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION

QUINTILES TRANSNATIONAL HOLDINGS INC. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Costs, expenses and other:
Selling, general and administrative	$23	$6	$280

Loss from operations	(23)	(6)	(280)

Interest income	(14)	(41)	(66)
Interest expense	21,134	25,798	54,545
Loss on extinguishment of debt	—	31,656	—

Loss before income taxes and equity in earnings of subsidiary	(21,143)	(57,419)	(54,759)

Income tax benefit	(7,601)	(21,019)	(19,951)

Loss before equity in earnings of subsidiary	(13,542)	(36,400)	(34,808)
Equity in earnings of subsidiary	191,088	278,172	195,404

Net income	$177,546	$241,772	$160,596

QUINTILES TRANSNATIONAL HOLDINGS INC. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Net income	$177,546	$241,772	$160,596

Unrealized gains (losses) on marketable securities, net of income taxes of $258, ($37) and ($36)	400	(60)	(59)

Unrealized (losses) gains on derivative instruments, net of income taxes of ($3,559), ($8,906) and $6,962	(5,463)	(14,802)	11,189

Foreign currency adjustments, net of income taxes of $2,964, ($3,851) and ($3,699)	(9,086)	(13,486)	6,906

Defined benefit plan adjustment, net of income taxes of ($1,444), $27 and ($594)	(3,172)	(1,743)	(122)

Reclassification adjustments:

Losses on derivative instruments included in net income, net of income taxes of $480, $4,478 and $220	1,422	7,154	566

Gains on marketable securities, net of income taxes of $50	—	—	80

Amortization of prior service costs and losses included in net income, net of income taxes of $446, $553 and $483	723	762	666

Foreign currency adjustment on sale of equity method investment	—	(531)	—

Comprehensive income	$162,370	$219,066	$179,822

QUINTILES TRANSNATIONAL HOLDINGS INC. (PARENT COMPANY)

CONDENSED BALANCE SHEETS

	December 31,
	2012	2011
	(in thousands, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$2,411	$1,610
Prepaid expenses	17	—
Income tax receivable	—	495

Total current assets	2,428	2,105

Intangibles and other assets:
Deferred income taxes	348	279
Deposits and other assets	5,097	—

	5,445	279

Total assets	$7,873	$2,384

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses	$63	$—
Income tax payable	467	—

Total current liabilities	530	—
Long-term liabilities:
Long-term debt and obligations held under capital leases, less current portion	294,787	—
Investment in subsidiary	1,068,952	969,796
Payable to subsidiary	3,127	2,972

Total liabilities	1,367,396	972,768

Commitments and contingencies
Shareholders’ deficit:
Common stock and additional paid-in capital, 150,000 authorized, $0.01 par value, 115,764 and 115,966 shares issued and outstanding at December 31, 2012 and 2011, respectively	4,554	1,160
Accumulated deficit	(1,371,772)	(994,415)
Accumulated other comprehensive income	7,695	22,871

Total shareholders’ deficit	(1,359,523)	(970,384)

Total liabilities and shareholders’ deficit	$7,873	$2,384

QUINTILES TRANSNATIONAL HOLDINGS INC. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Operating activities:
Net income	$177,546	$241,772	$160,596
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of debt issuance costs and discount	1,884	18,897	4,670
Subsidiary income			(66,403)
Provision for deferred income taxes	(70)	85	(337)
Change in operating assets and liabilities:
Prepaid expenses and other assets	(100)	—	—
Accounts payable and accrued expenses	63	(155)	(2,359)
Income taxes payable and other liabilities	(7,531)	(21,105)	(19,615)

Net cash provided by operating activities	171,792	239,494	76,552
Investing activities:
Investment in subsidiary, net of payments received	118,712	584,914	—

Net cash provided by investing activities	118,712	584,914	—

Financing activities:
Proceeds from issuance of debt	293,877	—	(708)
Payment of debt issuance costs	(5,988)	—	—
Repayment of debt	—	(525,000)	—
Issuance of common stock	3,466	1,114	67
Repurchase of common stock	(13,363)	(14,324)	(9,336)
Intercompany with subsidiary	156	—	2,977
Dividends paid to common shareholders	(567,851)	(288,322)	(67,493)

Net cash used in financing activities	(289,703)	(826,532)	(74,493)

Increase (decrease) in cash and cash equivalents	801	(2,124)	2,059
Cash and cash equivalents at beginning of period	1,610	3,734	1,675

Cash and cash equivalents at end of period	$2,411	$1,610	$3,734

QUINTILES TRANSNATIONAL HOLDINGS INC. (PARENT COMPANY ONLY)

NOTES TO CONDENSED FINANCIAL STATEMENTS

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of Quintiles Transnational Holdings Inc.’s (the “Company”) wholly-owned subsidiary, Quintiles Transnational Corp. (“Quintiles Transnational”) exceed 25% of the consolidated net assets of the Company. The ability of Quintiles Transnational to pay dividends may be limited due to the restrictive covenants in the agreements governing its credit arrangements.

These condensed parent company financial statements include the accounts of Quintiles Transnational Holdings, Inc. on a standalone basis (the “Parent”) and the equity method of accounting is used to reflect ownership interest in its subsidiary. Refer to the consolidated financial statements and notes presented elsewhere herein for additional information and disclosures with respect to these financial statements.

Since the Parent is part of a group that files a consolidated income tax return, in accordance with ASC 740, a portion of the consolidated amount of current and deferred tax expense of the Company has been allocated to the Parent. The income tax benefit of $7.6 million, $21.0 million and $20.0 million for the years ended December 31, 2012, 2011 and 2010, respectively, represents the income tax benefit that will be or were already utilized in the Company’s consolidated United States federal and state income tax returns. If the Parent was not part of these consolidated income tax returns, it would not be able to recognize any income tax benefit, as it generates no revenue against which the losses could be used on a separate filer basis.

Below is a summary of the dividends declared and paid to the Parent by Quintiles Transnational during the years ended December 31, 2012, 2011 and 2010 (in thousands):

Amount
Declared in November 2012 and paid on November 13, 2012	$6,000
Declared in October 2012 and paid on October 31, 2012	241,700
Declared in August 2012 and paid on August 13, 2012	6,300
Declared in May 2012 and paid on May 18, 2012	4,800
Declared in February 2012 and paid on March 8, 2012	50,000
Declared in February 2012 and paid on February 10, 2012	10,000

Total declared and paid in 2012	$318,800

Declared in August 2011 and paid on August 15, 2011	$5,200
Declared in May 2011 and paid on May 16, 2011	30,700

Total declared and paid in 2011	$35,900

Declared in November 2010 and paid on December 1, 2010	$129,000

Total declared and paid in 2010	$129,000

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Deferred Tax Asset Valuation Allowance

		Additions
	Balance at Beginning of Year	Charged to Expenses	Charged to Other Accounts	Deductions (a)	Balance at End of Year
December 31, 2012	31,669	4,173	—	(3,498)	32,344
December 31, 2011	38,281	4,883	961	(12,456)	31,669
December 31, 2010	79,704	4,625	—	(46,048)	38,281

(a) – Impact of reductions recorded to expense, dispositions and translation adjustments.

19,736,842 Shares

Common Stock

QUINTILES TRANSNATIONAL HOLDINGS INC.

PROSPECTUS

MORGAN STANLEY	BARCLAYS	J.P. MORGAN

CITIGROUP	GOLDMAN, SACHS & CO.	WELLS FARGO SECURITIES

BofA MERRILL LYNCH		DEUTSCHE BANK SECURITIES

BAIRD	WILLIAM BLAIR	JEFFERIES

GUGGENHEIM SECURITIES	PIPER JAFFRAY	RAYMOND JAMES	RBC CAPITAL MARKETS	UBS INVESTMENT BANK

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the fees and expenses payable by us in connection with the sale and distribution of the common stock being registered hereunder (other than underwriting discounts and commissions). All amounts shown are estimates except the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

SEC registration fee	$123,837
FINRA filing fee	136,684
NYSE listing fee	250,000
Printing fees and engraving expenses	400,000
Transfer agent and registrar fees and expenses	25,000
Legal fees and expenses	4,250,000
Accounting fees and expenses	700,000
Miscellaneous expenses	550,479

Total	$6,436,000

ITEM 14.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Sections 55-8-50 through 55-8-58 of the NCBCA permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (1) conducted himself in good faith, (2) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interests of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation’s best interests, and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director, officer, employee or agent has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director, officer, employee or agent under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the person was adjudged liable to the corporation or in connection with a proceeding in which a person was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the NCBCA permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation.

Further, Sections 55-8-52 and 55-8-56 of the NCBCA require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification.

Finally, Section 55-8-57 of the NCBCA provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the NCBCA to indemnify such party.

As permitted by the NCBCA, our amended and restated articles of incorporation limit the personal liability of directors for monetary damages for breaches of duty as a director provided that such limitation will not apply to (1) acts or omissions not made in good faith that the director at the time of the breach knew or believed were in conflict with our best interests, (2) any liability for unlawful distributions under Section 55-8-33 of the NCBCA, (3) any transaction from which the director derived an improper personal benefit, or (4) acts or omissions occurring prior to the date the provision became effective. The term “improper personal benefit” does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his or her services as one of our directors, officers, employees, independent contractors, attorneys or consultants. In the event that North Carolina law is amended to permit further limitation or elimination of the personal liability of a director, the personal liability of our directors will be limited or eliminated to the fullest extent permitted by the applicable law.

Our amended and restated bylaws will require us to indemnify our directors and officers, and permit us to indemnify our employees and agents, to the fullest extent permitted under the NCBCA. Accordingly, we will be permitted to indemnify our directors, officers, employees and agents in accordance with either the statutory or the non-statutory standards. From time to time, we may enter into indemnification agreements with certain of our directors, officers, employees and agents, and, in connection with this offering, we expect to enter into indemnification agreements with certain of our directors. We also provide indemnification rights to certain entities and their respective affiliates, shareholders, members, directors, managers, partners, officers, employees, agents and representatives pursuant to the management agreement, which is described in greater detail in the prospectus that is part of this registration statement under the caption “Certain Relationships and Related Person Transactions—Fee Arrangements.” The management agreement will terminate pursuant to its terms upon completion of this offering.

The underwriting agreement with the underwriters will provide for the indemnification of our directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act.

Our amended and restated bylaws and indemnification agreements will also expressly obligate us to advance certain expenses (including attorneys’ fees) to our directors and officers and will permit us to advance expenses to our employees and agents.

We currently maintain directors’ and officers’ insurance policies covering our directors and officers, as permitted in our amended and restated bylaws and required under the indemnification agreements we expect to enter into upon completion of this offering.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Except as set forth below, in the three years preceding the filing of this registration statement, we have not issued any securities that were not registered under the Securities Act. No underwriters were involved in any of the following transactions.

During the year ended December 31, 2010, Quintiles Holdings issued a total of 176,195 shares of common stock in connection with the cashless exercise of a total of 774,260 stock options for aggregate consideration of $12,733,290.20. Quintiles Holdings also issued a total of 6,250 shares of common stock in connection with the cash exercise of the same number of stock options for aggregate consideration of $66,872.50. These securities were issued without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated under the Securities Act.

During the year ended December 31, 2011, Quintiles Holdings issued a total of 79,733 shares of common stock in connection with the cash exercise of the same number of stock options for aggregate consideration of $1,113,649.01. Quintiles Holdings also issued a total of 44,500 shares of common stock in connection with the exercise of the same number of stock options (paid through a combination of cash and partial tender of stock) for aggregate consideration of $825,813.00. These securities were issued without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated under the Securities Act.

During the year ended December 31, 2012, Quintiles Holdings issued a total of 107,926 shares of common stock in connection with the cashless exercise of a total of 260,500 stock options for aggregate consideration of $3,783,630.60. Quintiles Holdings also issued a total of 150,010 shares of common stock in connection with the cash exercise of the same number of stock options for aggregate consideration of $2,466,616.70. Quintiles Holdings also issued a total of 15,020 shares of common stock in connection with the exercise of the same number of stock options (paid through a combination of cash and partial tender of stock) for aggregate consideration of $132,101.40. Quintiles Holdings granted certain employees of Quintiles Transnational cash settled stock appreciation rights covering an aggregate of 99,050 shares of common stock with a grant price of $26.68 per share (or $2,642,654.00, in the aggregate). Quintiles Holdings issued 38,580 shares of common stock to Thomas Pike for aggregate consideration of $999,993.60. The securities were issued without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated under the Securities Act.

Since January 1, 2013, Quintiles Holdings has issued a total of 26,880 shares of common stock in connection with the exercise of the same number of stock options for aggregate consideration of $149,061. The securities were issued without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated under the Securities Act.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Index

Exhibit	Description
1.1	Form of Underwriting Agreement.

2.1*	Agreement and Plan of Share Exchange, dated December 3, 2009, between Quintiles Transnational Holdings Inc. and Quintiles Transnational Corp.

3.1*	Form of Second Amended and Restated Articles of Incorporation of Quintiles Transnational Holdings Inc., to be in effect upon the pricing of this offering.

3.2*	Form of Second Amended and Restated Bylaws of Quintiles Transnational Holdings Inc., to be in effect upon the pricing of this offering.

4.1	Specimen Common Stock Certificate of Quintiles Transnational Holdings Inc.

4.2	Form of Second Amended and Restated Registration Rights Agreement among Quintiles Transnational Holdings Inc. and the shareholders identified therein.

5.1	Opinion of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Exhibit	Description

10.1*	Credit Agreement, dated June 8, 2011, among Quintiles Transnational Corp., as the Borrower, each lender from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer.

10.2*	Amendment No. 1, dated October 22, 2012, to Credit Agreement, dated June 8, 2011, among Quintiles Transnational Corp., as the Borrower, each lender from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer.

10.3*	Amendment No. 2, dated December 20, 2012, to Credit Agreement, dated June 8, 2011, among Quintiles Transnational Corp., as the Borrower, each lender from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer.

10.4*	Credit Agreement, dated February 28, 2012, among Quintiles Transnational Holdings Inc., as the Borrower, each lender from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent.

10.5*	Shareholders Agreement, dated January 22, 2008, among Quintiles Transnational Corp. and the shareholders identified therein.

10.6*	Supplement, effective August 9, 2012, to Shareholders Agreement, dated January 22, 2008, among Quintiles Transnational Corp. and the shareholders identified therein.

10.7*	Form of Amendment No. 1 to Shareholders Agreement, dated January 22, 2008, among Quintiles Transnational Corp. and the shareholders identified therein.

10.8*	Management Agreement, dated January 22, 2008, among Quintiles Transnational Corp., Bain Capital Partners, LLC, GF Management Company, LLC, TPG Capital, L.P., Cassia Fund Management Pte Ltd., 3i Corporation and Aisling Capital, LLC.

10.9*	Management Rights Letter from Quintiles Transnational Corp. to Aisling Capital II, L.P.

10.10*	Management Rights Agreement between Quintiles Transnational Corp. and TPG Biotechnology Partners II, L.P.

10.11*	Management Rights Agreement between Quintiles Transnational Corp. and 3i Growth Healthcare Fund 2008 L.P.

10.12*	Assignment and Assumption Agreement, dated December 10, 2009, between Quintiles Transnational Corp. and Quintiles Transnational Holdings Inc.

10.13*	Form of Director Indemnification Agreement.

10.14*	Quintiles Transnational Holdings Inc. 2003 Stock Incentive Plan.

10.15*	Form of Stock Option Award Agreement under the Quintiles Transnational Holdings Inc. 2003 Stock Incentive Plan.

10.16*	Form of Restricted Stock Purchase Agreement under the Quintiles Transnational Holdings Inc. 2003 Stock Incentive Plan.

10.17*	Quintiles Transnational Holdings Inc. 2008 Stock Incentive Plan.

10.18*	Form of Stock Option Award Agreement for Senior Executives under the Quintiles Transnational Holdings Inc. 2008 Stock Incentive Plan.

10.19*	Form of Stock Option Award Agreement for Non-Employee Directors under the Quintiles Transnational Holdings Inc. 2008 Stock Incentive Plan.

10.20*	Quintiles Transnational Corp. Elective Deferred Compensation Plan, as amended and restated.

Exhibit	Description

10.21*	Quintiles Transnational Corp. Elective Deferred Compensation Plan (Amended and Restated for Deferrals On and After January 1, 2005).

10.22*	Quintiles Transnational Holdings Inc. 2013 Stock Incentive Plan.

10.23*	Form of Award Agreement Awarding Nonqualified Stock Options to Employees under the Quintiles Transnational Holdings Inc. 2013 Stock Incentive Plan.

10.24*	Form of Award Agreement Awarding Nonqualified Stock Options to Non-Employee Directors under the Quintiles Transnational Holdings Inc. 2013 Stock Incentive Plan.

10.25*	2012 Performance Incentive Plan.

10.26*	Executive Employment Agreement, dated September 25, 2003, among Dennis B. Gillings, Pharma Services Holding, Inc. and Quintiles Transnational Corp.

10.27*	Assignment and Assumption Agreement, dated March 31, 2006, among Pharma Services Holding, Inc., Quintiles Transnational Corp., and Dennis B. Gillings.

10.28*	Amendment, dated February 1, 2008, to Executive Employment Agreement, dated September 25, 2003, between Dennis B. Gillings and Quintiles Transnational Corp.

10.29*	Agreement and Amendment, effective December 12, 2008, to Executive Employment Agreement, dated September 25, 2003, between Dennis B. Gillings and Quintiles Transnational Corp.

10.30*	Third Amendment, dated December 31, 2008, to Executive Employment Agreement, dated September 25, 2003, between Dennis B. Gillings and Quintiles Transnational Corp.

10.31*	Fourth Amendment, dated December 14, 2009, to Executive Employment Agreement, dated September 25, 2003, between Dennis B. Gillings and Quintiles Transnational Corp.

10.32*	Fifth Amendment, dated April 18, 2013, to Executive Employment Agreement, dated September 25, 2003, between Dennis B. Gillings and Quintiles Transnational Corp.

10.33*	Rollover Agreement, dated August 28, 2003, among Pharma Services Holding, Inc., Dennis B. Gillings, Joan H. Gillings, Susan Ashley Gillings, the Gillings Family Foundation and the Gillings Limited Partnership.

10.34*	Amendment No. 1, dated September 23, 2003, to Rollover Agreement, dated August 28, 2003, among Pharma Services Holding, Inc., Dennis B. Gillings, Joan H. Gillings, Susan Ashley Gillings, the Gillings Family Foundation and the Gillings Limited Partnership.

10.35*	Stock Option Award Agreement, dated June 30, 2008, between Quintiles Transnational Corp. and Dennis B. Gillings.

10.36*	Executive Employment Agreement, effective April 30, 2012, between Thomas H. Pike and Quintiles Transnational Corp.

10.37*	Subscription Agreement, effective May 31, 2012, between Thomas H. Pike and Quintiles Transnational Holdings Inc.

10.38*	Stock Option Award Agreement, dated May 10, 2012, between Quintiles Transnational Holdings Inc. and Thomas Pike.

10.39*	Stock Option Award Agreement, dated May 31, 2012, between Quintiles Transnational Holdings Inc. and Thomas Pike.

10.40*	Executive Employment Agreement, effective July 30, 2010, between Kevin K. Gordon and Quintiles Transnational Corp.

Exhibit	Description

10.41*	First Amendment to Employment Agreement, dated November 22, 2010, to Executive Employment Agreement, effective July 30, 2010, between Kevin K. Gordon and Quintiles Transnational Corp.

10.42*	Executive Employment Agreement, dated June 14, 2004, between John D. Ratliff and Quintiles Transnational Corp.

10.43*	Amendment, dated December 30, 2008, and Supplement, dated April 18, 2013, to Executive Employment Agreement, dated June 14, 2004, between John D. Ratliff and Quintiles Transnational Corp.

10.44*	Letter Agreement, dated September 19, 2006 and effective October 20, 2006, between Quintiles Transnational Corp. and John D. Ratliff re promotion.

10.45*	Letter, dated August 22, 2005, to John D. Ratliff from Quintiles Transnational Corp. re. Purchase of Pharma Shares.

10.46*	Letter, dated February 22, 2005, to John D. Ratliff from Quintiles Transnational Corp. re. Purchase of Pharma Shares.

10.47*	Letter, dated December 6, 2004, to John D. Ratliff from Quintiles Transnational Corp. re. Purchase of Pharma Shares.

10.48*	Executive Employment Agreement, dated June 1, 2003, between Michael I. Mortimer and Quintiles Transnational Corp.

10.49*	Amendment, dated January 9, 2004, to Executive Employment Agreement, dated June 1, 2003, between Michael I. Mortimer and Quintiles Transnational Corp.

10.50*	Second Amendment, dated December 30, 2008, to Executive Employment Agreement, dated June 1, 2003, between Michael I. Mortimer and Quintiles Transnational Corp.

10.51*	Letter, dated February 22, 2005, to Michael I. Mortimer from Pharma Services Holding, Inc. re. Purchase of Pharma Shares.

10.52*	Letter, dated February 5, 2004, to Michael I. Mortimer from Pharma Services Holding, Inc. re. Opportunity to Purchase Shares.

10.53*	Amended Executive Employment Agreement, dated July 26, 2005, between Derek Winstanly and Quintiles Transnational Corp.

10.54*	First Amendment, dated December 30, 2008, to Amended Executive Employment Agreement, dated July 26, 2005, between Derek Winstanly and Quintiles Transnational Corp.

10.55*	Letter, dated October 30, 2003, to Derek Winstanly from Pharma Services Holding, Inc. re. Opportunity to Purchase Shares.

10.56*	Form of Award Agreement Awarding Stock Appreciation Rights under the Quintiles Transnational Holdings Inc. 2013 Stock Incentive Plan.

10.57*	Quintiles Transnational Holdings Inc. Annual Management Incentive Plan.

10.58*	Form of Amendment No. 1 to Management Agreement, dated January 22, 2008, among Quintiles Transnational Corp. and the parties identified therein.

10.59	Description of Independent Director Compensation.

21.1	List of Subsidiaries of Quintiles Transnational Holdings Inc.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (included as part of Exhibit 5.1).

24.1*	Power of Attorney.

*	Previously filed.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Durham, State of North Carolina, on April 26, 2013.

QUINTILES TRANSNATIONAL HOLDINGS INC.

By:	/s/ Thomas H. Pike
Thomas H. Pike
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Thomas H. Pike Thomas H. Pike	Chief Executive Officer and Director (Principal Executive Officer)	April 26, 2013

/s/ Kevin K. Gordon Kevin K. Gordon	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	April 26, 2013

/s/ Charles E. Williams Charles E. Williams	Senior Vice President, Corporate Controller (Principal Accounting Officer)	April 26, 2013

* Dennis B. Gillings, CBE	Director	April 26, 2013

* Fred E. Cohen	Director	April 26, 2013

* John P. Connaughton	Director	April 26, 2013

* Jonathan J. Coslet	Director	April 26, 2013

* Michael J. Evanisko	Director	April 26, 2013

* Mireille Gillings	Director	April 26, 2013

* Christopher R. Gordon	Director	April 26, 2013

* Jack M. Greenberg	Director	April 26, 2013

* John D. Ratliff	Director	April 26, 2013

* Denis Ribon	Director	April 26, 2013

* Leonard D. Schaeffer	Director	April 26, 2013

*	/s/ Thomas H. Pike
Name: Thomas H. Pike
Title: Attorney-in-fact